As filed with the Securities and Exchange Commission on December 19, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RELIANT BANCORP, INC.
(Exact name of registrant as specified in its charter)

Tennessee	6022	37-1641316
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027
(615) 221-2020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DeVan Ard, Jr.
Chairman, President, and Chief Executive Officer
1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027
(615) 221-2020
(Name, address, including zip code, and telephone number, including area code of agent for service)

With copies to:

David Bartz Adam Smith Butler Snow LLP 150 3rd Avenue South, Suite 1600 Nashville, TN 37201 (615) 651-6700	Gary R. Bronstein Edward G. Olifer Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005 (202) 508-5800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, $1.00 par value	4,737,757	N/A	$102,853,871	$13,350.43

(1)	Represents the estimated maximum number of shares of Reliant Bancorp, Inc. (“Reliant”) common stock, par value $1.00 per share (“Reliant common stock”), that may be issued upon completion of the transaction as described herein. This number is based on (1) 4,049,365, the estimated maximum number of shares of the common stock of First Advantage Bancorp (“FABK”), par value $0.01 per share (“FABK common stock”), to be outstanding immediately prior to the completion of the merger, including shares that could be issued in respect of FABK options and FABK restricted stock unit awards (i) outstanding as of December 17, 2019 and (ii) that are or may become entitled to receive the merger consideration, multiplied by (2) 1.17, the exchange ratio representing the stock portion of the merger consideration.
(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rules 457(c), 457(f)(1), and 457(f)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the proposed maximum aggregate offering price is equal to (1) the product of (a) $28.40, the average of the bid and asked price of FABK common stock, as quoted on the OTCQX of OTC Markets Group, Inc., on December 17, 2019, and (b) 4,049,365, the estimated maximum number of shares of FABK common stock to be outstanding immediately prior to the completion of the merger (as calculated in the preceding paragraph), each of which will be exchanged in the transaction, less (2) $12,148,095, the estimated aggregate amount of cash expected to be paid by Reliant in exchange for shares of FABK common stock.
(3)	Computed in accordance with Rules 457(c) and 457(f) under the Securities Act to be $13,350.43, which is equal to 0.0001298 multiplied by the proposed maximum aggregate offering price of $102,853,871.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED DECEMBER 19, 2019

PROXY STATEMENT AND PROSPECTUS OF RELIANT BANCORP, INC.	PROXY STATEMENT OF FIRST ADVANTAGE BANCORP

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On October 22, 2019, Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), PG Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Reliant (“Merger Sub”), and First Advantage Bancorp, a Tennessee corporation (“FABK”), entered into an Agreement and Plan of Merger (the “FABK merger agreement”) that provides for the combination of our two companies. Under the FABK merger agreement, Merger Sub will merge with and into FABK (the “FABK merger”), with FABK to be the surviving corporation and to become a wholly owned subsidiary of Reliant. As soon as reasonably practicable following the FABK merger and as part of a single integrated transaction, FABK will merge with and into Reliant (the “second step merger” and, together with the FABK merger, as the “FABK mergers”), with Reliant to be the surviving corporation. Immediately following the completion of the second step merger, First Advantage Bank, a Tennessee-chartered commercial bank and a wholly owned subsidiary of FABK (“FAB”), will merge with and into Reliant Bank, a Tennessee-chartered commercial bank and a wholly owned subsidiary of Reliant (the “FABK bank merger”), with Reliant Bank to be the surviving bank.

In connection with the FABK merger, each outstanding share of common stock of FABK, par value $0.01 per share (“FABK common stock”) (except for specified shares of FABK common stock held by Reliant, Merger Sub, or FABK and any dissenting shares), will be converted into the right to receive (i) 1.17 shares (the “exchange ratio”) of Reliant common stock, par value $1.00 per share (“Reliant common stock”), and (ii) $3.00 in cash, without interest. In lieu of the issuance of any fractional shares of Reliant common stock, Reliant will pay to each shareholder of FABK who would otherwise be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the volume-weighted average closing price per share of Reliant common stock on The Nasdaq Capital Market (“Nasdaq”) for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date of the transactions contemplated by the FABK merger agreement by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Reliant common stock to which such holder would otherwise be entitled to receive.

Although the exchange ratio is fixed, the market value of the stock portion of the FABK merger consideration will fluctuate with the market price of Reliant’s common stock and will not be known until the FABK merger is consummated. Based on the closing price of Reliant’s common stock on Nasdaq of $23.65 per share on October 22, 2019, the last trading day before the date of the public announcement of the FABK merger agreement, the FABK merger consideration represented approximately $30.67 in value for each share of FABK common stock and approximately $124.2 million in aggregate consideration (assuming all FABK options and FABK equity awards are cancelled, converted, and receive the FABK merger consideration in respect of each share of FABK common stock underlying each FABK option and FABK equity award). Based on the closing price of Reliant’s common stock on Nasdaq of $[•] per share on [            ], 2020, the last practicable date before the date of this document, the FABK merger consideration represented approximately $[•] in value for each share of FABK common stock and approximately $[•] million in aggregate consideration (assuming all FABK options and FABK equity awards are cancelled, converted, and receive the FABK merger consideration in respect of each share of FABK common stock underlying each FABK option and FABK equity award). We urge you to obtain current market quotations for Reliant common stock, which trades on Nasdaq under the symbol “RBNC.”

Reliant and FABK will each hold a special meeting of its shareholders in connection with the FABK mergers. Approval and adoption of the FABK merger agreement requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of FABK common stock. Reliant shareholders will be asked to approve the issuance by Reliant of the shares of Reliant common stock to be issued as merger consideration in connection with the FABK merger, also as described in the enclosed joint proxy statement/prospectus. Approval of the issuance by Reliant of the shares of Reliant common stock to be issued as merger consideration in connection with the FABK merger requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

The special meeting of FABK shareholders will be held on [         ], [         ], 2020, at [FAB’s North Clarksville Branch, 1800 Ft. Campbell Blvd., Clarksville, Tennessee], at [         ], local time (the “FABK special meeting”). The special meeting of Reliant shareholders will be held on [         ], [         ], 2020, at [Reliant’s offices at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067], at [         ], local time (the “Reliant special meeting”).

FABK’s board of directors recommends that FABK shareholders vote “FOR” the approval of the FABK merger agreement and “FOR” the approval of the other matters to be considered at the FABK special meeting.

Reliant’s board of directors recommends that Reliant shareholders vote “FOR” the approval of the issuance by Reliant of the shares of Reliant common stock to be issued as merger consideration in connection with the FABK merger and “FOR” the approval of the other matter to be considered at the Reliant special meeting.

Your vote is important. Whether or not you expect to attend the respective FABK special meeting or Reliant special meeting, the details of which are described in this joint proxy statement/prospectus, please follow the instructions on the enclosed respective proxy cards to vote your shares as soon as possible so that your shares may be represented at the respective special meetings.

The enclosed joint proxy statement/prospectus describes the FABK special meeting, the Reliant special meeting, the FABK mergers, the documents related to the FABK mergers, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors” beginning on page [•], for a discussion of the risks related to the proposed mergers. You can also obtain information about Reliant from documents that it has filed or will file prior to the FABK special meeting and the Reliant special meeting with the Securities and Exchange Commission.

Reliant and FABK are excited about the opportunities afforded by the FABK mergers and the FABK bank merger. Thank you for your consideration and continued support.

Sincerely,

DeVan Ard, Jr. Chairman, President, and Chief Executive Officer Reliant Bancorp, Inc.	Earl O. Bradley III Chief Executive Officer First Advantage Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the FABK merger or passed upon the adequacy or completeness of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the FABK merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The enclosed document is dated [         ], 2020,

and it is first being mailed or otherwise delivered to shareholders of Reliant and FABK on or about [         ], 2020.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [         ], 2020

To the Shareholders of First Advantage Bancorp:

Notice is hereby given that First Advantage Bancorp (“FABK”) will hold a special meeting of shareholders on [         ], [         ], 2020, at [First Advantage Bank’s North Clarksville Branch, 1800 Ft. Campbell Blvd., Clarksville, Tennessee], at [         ], local time (the “FABK special meeting”), to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger (the “FABK merger agreement”), dated as of October 22, 2019, by and among Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), PG Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Reliant, and FABK, as such agreement may be amended from time to time, a copy of which is attached to the enclosed joint proxy statement/prospectus as Appendix A (the “FABK merger proposal”); and
•	a proposal to approve one or more adjournments of the FABK special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the FABK merger proposal (the “FABK adjournment proposal”).

The FABK board of directors has fixed the close of business on [         ], 2020 as the record date for the FABK special meeting. Only FABK’s shareholders of record at that time are entitled to notice of, and only holders of FABK common stock of record at that time are entitled to vote at, the FABK special meeting, or any adjournment or postponement of the FABK special meeting. Approval of the FABK merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of FABK common stock. Approval of the FABK adjournment proposal requires that the votes cast in favor of the proposal at the FABK special meeting exceed the votes cast opposing the proposal at the FABK special meeting.

The FABK board of directors has adopted the FABK merger agreement, has determined that the transactions contemplated by the FABK merger agreement are in the best interests of FABK and its shareholders and recommends that FABK’s shareholders vote “FOR” the FABK merger proposal and “FOR” the FABK adjournment proposal.

Your vote is very important. We cannot complete the transactions contemplated by the FABK merger agreement unless FABK’s shareholders approve the FABK merger proposal by the requisite vote.

Each copy of the joint proxy statement/prospectus mailed to FABK shareholders is accompanied by a proxy card with instructions for voting. Regardless of whether you plan to attend the FABK special meeting, please vote as soon as possible by accessing the Internet site listed on the proxy card, by voting telephonically using the telephone number listed on the proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of FABK and are voting by mail, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder of record of FABK entitled to vote at the FABK special meeting who is present at the FABK special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the FABK special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

As required by Chapter 23 of the Tennessee Business Corporation Act, FABK is notifying all shareholders entitled to vote on the FABK merger agreement that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Tennessee Business Corporation Act. A copy of the dissenters’

rights chapter is included with the enclosed joint proxy statement/prospectus as Appendix B. See also “The FABK Merger—Dissenters’ Rights” beginning on page [•] in the enclosed joint proxy statement/prospectus for more information.

The enclosed joint proxy statement/prospectus provides a detailed description of the FABK special meeting, the FABK merger proposal, the FABK merger agreement, the transactions contemplated by the FABK merger agreement, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

First Advantage Bancorp
Clarksville, Tennessee
[         ], 2020

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [         ], 2020

To the Shareholders of Reliant Bancorp, Inc.:

Notice is hereby given that Reliant Bancorp, Inc. (“Reliant”) will hold a special meeting of shareholders on [         ], [         ], 2020, at [Reliant’s offices at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067], at [         ], local time (the “Reliant special meeting”), to consider and vote upon the following matters:

•	a proposal to approve the issuance by Reliant of shares of Reliant common stock to holders of common stock of First Advantage Bancorp (“FABK”) as contemplated by the Agreement and Plan of Merger, dated as of October 22, 2019 (the “FABK merger agreement”), by and among Reliant, PG Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Reliant, and FABK, a copy of which is attached to the enclosed joint proxy statement/prospectus as Appendix A (the “Reliant stock issuance proposal”); and
•	a proposal to approve one or more adjournments of the Reliant special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor the Reliant stock issuance proposal (the “Reliant adjournment proposal”).

The Reliant board of directors has fixed the close of business on [         ], 2020 as the record date for the Reliant special meeting. Only Reliant’s shareholders of record at that time are entitled to notice of, and only holders of Reliant common stock of record at that time are entitled to vote at, the Reliant special meeting, or any adjournment or postponement of the Reliant special meeting. Approval of the Reliant stock issuance proposal requires that the votes cast in favor of the Reliant stock issuance proposal at the Reliant special meeting exceed the votes cast opposing the proposal. Approval of the Reliant adjournment proposal requires that the votes cast in favor of the Reliant adjournment proposal at the Reliant special meeting exceed the votes cast opposing the proposal.

RELIANT’S BOARD OF DIRECTORS RECOMMENDS THAT RELIANT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. We cannot complete the transactions provided for in the FABK merger agreement unless Reliant’s shareholders approve the Reliant stock issuance proposal.

Regardless of whether you plan to attend the Reliant special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Reliant, you can vote by Internet, by telephone, by mail, or in person at the Reliant special meeting. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder. Any shareholder of record of Reliant common stock who is present at the Reliant special meeting may vote in person instead of by proxy, thereby canceling any previous proxy.

The enclosed joint proxy statement/prospectus provides a detailed description of the Reliant special meeting, the Reliant stock issuance proposal, the FABK merger agreement, the transactions contemplated by the FABK merger agreement, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

DeVan Ard, Jr.
Chairman, President, and Chief Executive Officer
Reliant Bancorp, Inc.
Brentwood, Tennessee
[         ], 2020

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Reliant Bancorp, Inc. (“Reliant”) from other documents that it files with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page [•] of this joint proxy statement/prospectus. You can obtain copies of the documents incorporated by reference in this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from Reliant at the following address:

Reliant Bancorp, Inc.
6100 Tower Circle, Suite 120
Franklin, Tennessee 37067
Attention: J. Dan Dellinger, Chief Financial Officer
(615) 221-2003

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Reliant shareholders requesting documents must do so by [         ], 2020, in order to receive them before the Reliant special meeting, and shareholders of First Advantage Bancorp (“FABK”) requesting documents must do so by [         ], 2020, in order to receive them before the FABK special meeting.

You may also obtain these documents at no cost at the SEC’s website (http://www.sec.gov) and you may obtain certain of these documents at Reliant’s website (www.reliantbank.com) by selecting the tab entitled “About” and then the tab “Investor Relations” and then the tab entitled “SEC Filings.” Information contained on, or accessible from, Reliant’s website is expressly not incorporated by reference into this joint proxy statement/prospectus, and you should not consider it part of this joint proxy statement/prospectus.

You should rely only on the information incorporated by reference into or provided in or with this joint proxy statement/prospectus. We have not authorized anyone to give you different information. You should not assume that the information in this joint proxy statement/prospectus, or in any documents delivered with this joint proxy statement/prospectus, or any supplement, is accurate as of any date other than the date on the front of such documents, and neither the mailing of this joint proxy statement/prospectus to you nor the issuance of Reliant common stock in connection with the merger of FABK with and into Reliant shall create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding FABK has been provided by FABK and information contained in this document regarding Reliant has been provided by Reliant.

i

PROPOSAL NO. 2 – FABK ADJOURNMENT PROPOSAL	132
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FABK	133
LEGAL MATTERS	134
EXPERTS	134
WHERE YOU CAN FIND MORE INFORMATION	134
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FIRST ADVANTAGE BANCORP	F-1

EXPLANATORY NOTE

This joint proxy statement/prospectus relates to an Agreement and Plan of Merger, dated October 22, 2019, as it may be amended from the time to time (the “FABK merger agreement”), by and among Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), PG Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Reliant (“Merger Sub”), and First Advantage Bancorp, a Tennessee corporation (“FABK”).

The FABK merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Appendix A and incorporated by reference herein, provides for the merger of (i) Merger Sub and FABK, with FABK to be the surviving corporation (the “FABK merger”), (ii) FABK and Reliant, with Reliant to be the surviving corporation (the “second step merger” and, together with the FABK merger, as the “FABK mergers”), and (iii) First Advantage Bank, a Tennessee-chartered commercial bank and a wholly owned subsidiary of FABK (“FAB”), and Reliant Bank, with Reliant Bank to be the surviving bank (the “FABK bank merger”).

In connection with the FABK merger, each outstanding share of common stock of FABK, par value $0.01 per share (“FABK common stock”) (except for specified shares of FABK common stock held by FABK, Merger Sub, or Reliant and any dissenting shares), will be converted into the right to receive (i) 1.17 shares (the “exchange ratio”) of Reliant common stock, par value $1.00 per share (“Reliant common stock”), and (ii) $3.00 in cash, without interest. In lieu of the issuance of any fractional shares of Reliant common stock, Reliant will pay to each shareholder of FABK who would otherwise be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the volume-weighted average closing price per share of Reliant common stock on The Nasdaq Capital Market (“Nasdaq”) for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date of the transactions contemplated by the FABK merger agreement by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Reliant common stock to which such holder would otherwise be entitled to receive.

This joint proxy statement/prospectus serves as:

•	a proxy statement for a special meeting of FABK’s shareholders being held on [ ], 2020 (the “FABK special meeting”), where FABK common shareholders will vote on, among other things, a proposal to approve the FABK merger agreement;
•	a proxy statement for a special meeting of Reliant’s shareholders being held on [ ], 2020 (the “Reliant special meeting”), where Reliant common shareholders will vote on, among other things, a proposal to approve the issuance by Reliant of shares of Reliant common stock to holders of common stock of FABK as contemplated by the FABK merger agreement; and
•	a prospectus for Reliant common stock that FABK common shareholders will receive as a result of the FABK merger.

Unless the context otherwise requires, all references in this joint proxy statement/prospectus to “we”, “us”, or “our” refer to Reliant, Reliant Bank, and FABK.

In addition to the foregoing, this joint proxy statement/prospectus references that certain Agreement and Plan of Merger, dated September 16, 2019, as amended from time to time, by and among Reliant, Tennessee Community Bank Holdings, Inc., a Tennessee corporation (“TCB Holdings”), and Community Bank & Trust, a Tennessee-chartered commercial bank and wholly owned subsidiary of TCB Holdings (“CBT”) (the “TCB Holdings merger agreement”).

Upon the terms and subject to the conditions of the TCB Holdings merger agreement, TCB Holdings will merge with and into Reliant (the “TCB Holdings merger”). Immediately following the completion of TCB Holdings merger, CBT will merge with and into Reliant Bank, with Reliant Bank as the surviving bank (the “TCB Holdings bank merger”). See “Summary—Pending Acquisition of TCB Holdings” beginning on page [•].

QUESTIONS AND ANSWERS ABOUT THE FABK MERGERS

The following are some questions that you may have regarding the FABK mergers, the FABK merger agreement, the Reliant special meeting, and the FABK special meeting, and answers to these questions. You should carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the FABK mergers, the FABK merger agreement, or the special meetings. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [•] and Appendix E to this joint proxy statement/prospectus.

Q:	What are the FABK mergers?
A:	On October 22, 2019, Reliant, Merger Sub, and FABK entered into the FABK merger agreement. A copy of the FABK merger agreement is included in this joint proxy statement/prospectus as Appendix A.

Under the terms of the FABK merger agreement, Merger Sub will merge with and into FABK, with FABK remaining as the surviving entity and becoming a wholly owned subsidiary of Reliant (the “FABK merger”). FABK as the surviving entity of the FABK merger will, as soon as reasonably practicable following the FABK merger and as part of a single integrated transaction, merge with and into Reliant with Reliant to be the surviving entity (the “second step merger” and, together with the FABK merger, as the “FABK mergers”). Immediately following the completion of the second step merger, FAB, a Tennessee state bank and wholly owned bank subsidiary of FABK, will merge with and into Reliant Bank, a Tennessee state bank and wholly owned bank subsidiary of Reliant, with Reliant Bank continuing as the surviving bank (the “FABK bank merger”).

At the effective time of the FABK merger (the “effective time”), each holder of FABK common stock, par value $0.01 per share (“FABK common stock”), will receive (i) $3.00 in cash, without interest and subject to adjustment as described below, and (ii) 1.17 shares of Reliant common stock, par value $1.00 per share (“Reliant common stock”), for each share of FABK common stock held immediately prior to the FABK merger (the “FABK merger consideration”).

Based on the number of shares of Reliant and FABK common stock outstanding as of [•], 2020, the last practicable date before the date of this joint proxy statement/prospectus, we expect that current FABK shareholders will hold, in the aggregate, approximately [•]% of the outstanding shares of Reliant common stock immediately following the completion of the FABK merger. For more information, see “The FABK Merger Agreement—FABK Merger Consideration” beginning on page [•].

The FABK mergers cannot be completed unless, among other things, FABK shareholders approve the FABK merger agreement proposal and Reliant shareholders approve the proposal to issue shares of Reliant common stock in connection with the FABK merger.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	We are delivering this document to you because it is a joint proxy statement being used by both the Reliant and FABK boards of directors to solicit proxies of their respective shareholders in connection with approval of the FABK merger and related matters.

In order for their shareholders to approve the FABK merger and/or certain related matters, Reliant and FABK have each, respectively, called a special meeting of its shareholders (the “Reliant special meeting” and the “FABK special meeting,” respectively; and, collectively the “special meetings”). This document serves as a proxy statement for both the Reliant special meeting and the FABK special meeting, respectively, and describes the proposals to be presented at the special meetings.

This document is also a prospectus that is being delivered to FABK shareholders because Reliant is offering shares of Reliant common stock to FABK shareholders in connection with the FABK merger and those shares are being registered with the Securities and Exchange Commission (the “SEC”).

This joint proxy statement/prospectus contains important information about the FABK mergers, the FABK merger agreement, and the other proposals being voted on at the special meetings, and important information to consider in connection with an investment in Reliant common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the Reliant special meeting or the FABK special meeting (as applicable). Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	On what am I being asked to vote?
A:	Reliant shareholders:

Reliant is soliciting proxies from its shareholders with respect to the following proposals:

•	a proposal to approve the issuance by Reliant of shares of Reliant common stock in connection with the FABK merger as contemplated by the FABK merger agreement (the “Reliant stock issuance proposal”); and
•	a proposal to approve one or more adjournments of the Reliant special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Reliant stock issuance proposal (the “Reliant adjournment proposal”).
A:	FABK shareholders:

FABK is soliciting proxies from its shareholders with respect to the following proposals:

•	a proposal to approve the FABK merger agreement (the “FABK merger proposal”); and
•	a proposal to approve one or more adjournments of the FABK special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the FABK merger proposal (the “FABK adjournment proposal”).
Q:	What will FABK shareholders receive in the FABK merger?
A:	At the effective time, holders of FABK common stock will receive (i) $3.00 in cash, without interest and subject to adjustment as described below, and (b) 1.17 (the “exchange ratio”) shares of Reliant common stock for each share of FABK common stock owned or held immediately prior to the FABK merger. By way of example, if you own 100 shares of FABK common stock as of immediately prior to the FABK merger (and the cash consideration portion of the FABK merger consideration is not adjusted pursuant to the terms of the FABK merger agreement), you will receive $300.00 in cash and 117 shares of Reliant common stock. Reliant will not issue any fractional shares of its common stock in the FABK merger and will instead pay to each shareholder of FABK who otherwise would be entitled to receive any such fractional share an amount in cash, without interest (rounded to the nearest cent), determined by multiplying (a) the volume weighted average of the closing prices of Reliant common stock on Nasdaq for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date of the FABK merger (the “Reliant share closing price”) by (b) the fractional share interest (rounded to the nearest thousandth) of Reliant common stock that such shareholder would otherwise be entitled to receive pursuant to the FABK merger agreement.

The cash consideration portion of the FABK merger consideration will be subject to adjustment if, as of the date that is five business days prior to the closing date of the FABK mergers (such date, the “determination date”), the value of FABK’s total shareholders’ equity (as determined in accordance with the accounting principles generally accepted in the United States (“GAAP”)) less the intangible assets of FABK as of the determination date, as modified to eliminate the impact of up to $10,686,000 of expenses accrued by FABK and FAB in connection with the FABK mergers and any other expenses, charges, or other items incurred or taken with the consent of Reliant (the “FABK tangible common equity”), is less than $77,250,000 (the “FABK minimum equity”). In such event, the cash consideration will be decreased by an amount equal to (a) the amount by which the FABK minimum equity exceeds the FABK tangible common equity, if any, divided by (b) the aggregate number of outstanding shares of FABK common stock as of the determination date, rounded down to the nearest whole cent. Notwithstanding the foregoing, the cash consideration will not be adjusted to an amount that is less than $0.00.

For more information, see “The FABK Merger—Transaction Structure” beginning on page [•] and “The FABK Merger Agreement—FABK Merger Consideration” beginning on page [•].

Q:	What will Reliant shareholders receive in the FABK merger?
A:	If the FABK merger is completed, Reliant shareholders will not receive any consideration and will continue to hold the shares of Reliant common stock that they currently hold. Following the FABK merger, shares of Reliant common stock will continue to be traded on Nasdaq under the symbol “RBNC.”
Q:	How will the FABK merger affect options to purchase FABK common stock?
A:	At the effective time, each outstanding option to purchase shares of FABK common stock issued pursuant to FABK’s equity-based compensation plans, whether vested or unvested, will be automatically canceled. Each holder of such options will receive from Reliant a cash payment in respect of each such canceled option equal to the product of (i) $30.00 (the “option price”) minus the per share exercise price of such canceled option multiplied by (ii) the number of shares of FABK common stock subject to such canceled option, to the extent not previously exercised. If the per share exercise price of an outstanding option to purchase FABK common stock is equal to or greater than the option price, such option shall be canceled for no consideration.
Q:	How will the FABK merger affect FABK restricted stock unit and restricted common stock awards?
A:	At the effective time, each outstanding FABK restricted stock unit award and FABK restricted share award in respect of shares of FABK common stock granted under the First Advantage Bancorp 2019 Equity Incentive Plan, as amended, or the First Advantage Bank 2008 Equity Incentive Plan, as amended, will fully vest and will be canceled and converted automatically into the right to receive the FABK merger consideration in respect of each share of FABK common stock underlying each such FABK restricted stock unit award and FABK restricted share award.
Q:	How does the FABK board recommend that I vote at the FABK special meeting?
A:	The FABK board of directors recommends that FABK shareholders vote “FOR” approval of the FABK merger proposal and “FOR” approval of the FABK adjournment proposal.
Q:	How does the Reliant board recommend that I vote at the Reliant special meeting?
A:	The Reliant board of directors recommends that Reliant shareholders vote “FOR” approval of the Reliant stock issuance proposal and “FOR” approval of the Reliant adjournment proposal.
Q:	Are there any voting agreements in relation to the FABK merger?
A:	In connection with the execution of the FABK merger agreement, certain of the directors of Reliant and Reliant Bank executed voting agreements pursuant to which they agreed, among other things, to vote their shares of Reliant common stock for the approval of the Reliant stock issuance proposal and the Reliant adjournment proposal. Additionally, certain of the directors of FABK executed voting agreements pursuant to which they agreed, among other things, to vote their shares of FABK common stock for the approval of the FABK merger proposal and the FABK adjournment proposal.

As of the date of this joint proxy statement/prospectus, the directors of Reliant and Reliant Bank that executed voting agreements, collectively, beneficially owned and had the power to vote [•] shares of Reliant common stock, representing approximately [•]% of the outstanding shares of Reliant common stock on that date. As of the date of this joint proxy statement/prospectus, the directors of FABK that executed voting agreements, collectively, beneficially owned and had the power to vote [•] shares of FABK common stock, representing approximately [•]% of the outstanding shares of FABK common stock on that date.

Q:	Will the value of the FABK merger consideration change between the date of this joint proxy statement/prospectus and the effective time?
A:	Because the number of shares of Reliant common stock to be received by FABK shareholders is fixed, the value of the FABK merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the FABK merger based upon the market value for Reliant common stock. Any fluctuation in the market price of Reliant common stock after the date of this joint proxy statement/prospectus will change the value of the FABK merger consideration.

Additionally, as described above, the cash consideration portion of the FABK merger consideration is subject to adjustment based on FABK’s tangible common equity as of the date that is five business days prior to the closing date of the FABK mergers.

Q:	Will the shares of Reliant common stock that FABK shareholders receive in the FABK merger be freely tradable?
A:	Yes, in most cases. The shares of Reliant common stock to be issued in the FABK merger will be registered with the SEC and listed for trading on Nasdaq under the symbol “RBNC.” However, if any shareholders of FABK are deemed to be “affiliates” of Reliant after the FABK merger (generally, directors and executive officers of Reliant and shareholders holding 10% or more of the outstanding shares of common stock of Reliant), such persons must abide by certain transfer restrictions under the Securities Act of 1933, as amended (the “Securities Act”).
Q:	Who can vote at the special meetings?
A:	All holders of record of Reliant common stock as of the close of business on [•], 2020, the record date for the Reliant special meeting, are entitled to receive notice of, and to vote at, the Reliant special meeting, or any adjournment or postponement thereof, in accordance with Tennessee law.

All shareholders of record of FABK common stock as of the close of business on [•], 2020, the record date for the FABK special meeting, are entitled to receive notice of, and to vote at, the FABK special meeting, or any adjournment or postponement thereof, in accordance with Tennessee law.

Q:	When and where are the special meetings?
A:	The Reliant special meeting will be held on [ ], [ ], 2020, at [Reliant’s offices at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067], at [ ], local time. The FABK special meeting will be held on [ ], [ ], 2020, at [FAB’s North Clarksville Branch, 1800 Ft. Campbell Blvd., Clarksville, Tennessee], at [ ], local time.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Reliant special meeting or FABK special meeting (as applicable). If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the Internet or by telephone. Information and applicable deadlines for voting via the Internet or by telephone are contained in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. “Street name” shareholders who wish to vote in person at the Reliant special meeting or the FABK special meeting will need to obtain a “legal proxy” from the institution that holds their shares.
Q:	What constitutes a quorum for the Reliant special meeting?
A:	The presence at the Reliant special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Reliant common stock entitled to vote at the Reliant special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Q:	What constitutes a quorum for the FABK special meeting?
A:	The presence at the FABK special meeting, in person or by proxy, of holders of a majority of the outstanding shares of FABK common stock entitled to vote at the FABK special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the Reliant special meeting?
A:	Reliant stock issuance proposal:
•	Standard: Approval of the Reliant stock issuance proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Reliant stock issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Reliant adjournment proposal:

•	Standard: Approval of the Reliant adjournment proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Reliant adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.
Q:	What is the vote required to approve each proposal at the FABK special meeting?
A:	FABK merger proposal:
•	Standard: Approval of the FABK merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of FABK common stock.
•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker, or other nominee with respect to the FABK merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FABK adjournment proposal:

•	Standard: Whether or not a quorum is present, approval of the FABK adjournment proposal requires that the votes cast in favor of the proposal at the FABK special meeting exceed the votes cast opposing the proposal at the FABK special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FABK special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the FABK adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	No. Your broker will not vote your shares unless you provide instructions on how to vote. If you hold your shares in “street name” through a bank, broker, or other nominee, you should have received access to this joint proxy statement/prospectus from your bank, broker, or other nominee with instructions on how to instruct the holder of record to vote your shares. Please follow the voting instructions provided by the bank, broker, or other nominee. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. You may not vote shares held in street name by returning a proxy card directly to Reliant or FABK, respectively, or by voting in person at your respective special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker, or other nominee. Further, banks, brokers, or other holders of record who hold shares of Reliant common stock or FABK common stock on behalf of their customers may not give a proxy to Reliant or FABK, respectively, to vote those shares with respect to any of the proposals to be considered at the special meetings without specific instructions from their customers, as banks, brokers, and other holders of record do not have discretionary voting power on these matters.

Q:	Can I change my vote?
A:	Reliant shareholders: Yes. If you are a holder of record of Reliant common stock, you may change your vote at any time before your shares are voted at the Reliant special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Reliant’s Chief Financial Officer, (3) attending the Reliant special meeting in person and voting by ballot at the Reliant special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the Reliant special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Reliant after the vote will not affect the vote. Reliant’s Chief Financial Officer’s mailing address is: 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Dan Dellinger, Chief Financial Officer. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your bank, broker, or other holder of record to change your vote.

FABK shareholders: Yes. If you are a holder of record of FABK common stock, you may change your vote at any time before your shares are voted at the FABK special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to FABK’s Corporate Secretary, (3) attending the FABK special meeting in person and voting by ballot at the FABK special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the FABK special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by FABK after the vote will not affect the vote. FABK’s Corporate Secretary’s mailing address is: 1430 Madison Street, Clarksville, Tennessee 37040, Attention: Jerry Cooksey. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your bank, broker, or other holder of record to change your vote.

Q:	Will Reliant be required to submit the Reliant stock issuance proposal to its shareholders even if Reliant’s board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the Reliant stock issuance proposal?
A:	Yes. Unless the FABK merger agreement is terminated before the Reliant special meeting in accordance with the terms of the FABK merger agreement, the FABK merger agreement requires that Reliant convene the Reliant special meeting and submit the Reliant stock issuance proposal to its shareholders even if the Reliant board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the Reliant stock issuance proposal.
Q:	Will FABK be required to submit the FABK merger proposal to its shareholders even if FABK’s board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the FABK merger proposal?
A:	Yes. Unless the FABK merger agreement is terminated before the FABK special meeting in accordance with the terms of the FABK merger agreement, the FABK merger agreement requires that FABK convene the FABK special meeting and submit the FABK merger proposal to its shareholders even if the FABK board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the FABK merger proposal.
Q:	What are the United States federal income tax consequences of the FABK mergers to FABK shareholders?
A:	The FABK mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). It is a condition to the obligation of FABK to effect the FABK mergers that FABK receive a written opinion from Kilpatrick Townsend & Stockton LLP, or KTS, legal counsel to FABK, dated as of the closing date of the FABK mergers to the effect that for United States federal income tax purposes the FABK mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Reliant to effect the FABK mergers that Reliant receive a written opinion from Butler Snow LLP, or Butler Snow, legal counsel to Reliant, dated as of the closing date of the FABK mergers to the effect that for United States federal income tax purposes the FABK mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Accordingly, a United States holder (as defined below in the section entitled “The FABK Merger — Material United States Federal Income Tax Consequences”) of FABK common stock will generally not recognize any gain or loss for United States federal income tax purposes upon the exchange of the holder’s shares of FABK common stock for shares of Reliant common stock in the FABK mergers. However, the receipt by FABK shareholders of the cash portion of the FABK merger consideration, any amount of cash in lieu of fractional shares of Reliant common stock and any cash paid in respect of outstanding options to purchase shares of FABK common stock generally will be treated as a taxable transaction causing the FABK shareholders to recognize gain or loss on that portion of the consideration.

Please carefully review the information set forth in the section titled “The FABK Merger — Material United States Federal Income Tax Consequences” beginning on page [•] for a description of the material United States federal income tax consequences of the FABK mergers.

The United States federal income tax consequences described above may not apply to all holders of FABK common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the FABK mergers to you.

Q:	Are Reliant shareholders entitled to dissenters’ rights?
A:	No. Holders of Reliant common stock are not, under the Tennessee Business Corporation Act, entitled to dissent from the FABK merger, or the other transactions contemplated by the FABK merger agreement, and obtain payment of the fair value of their Reliant common stock shares.
Q:	Are FABK shareholders entitled to dissenters’ rights?
A:	Yes. If you are a holder of shares of FABK common stock and if you follow the procedures prescribed by Tennessee law, you may dissent from the FABK merger proposal and have the fair value of your FABK common stock paid to you in cash. If you follow these procedures, you will not receive FABK merger consideration. The fair value of your FABK common stock, determined in the manner prescribed by Tennessee law, will be paid to you in cash. That amount could be more or less than the FABK merger consideration. For a more complete description of these dissenters’ rights, see “The FABK Merger — Dissenters’ Rights” beginning on page [•] and Appendix B to this joint proxy statement/prospectus, which includes the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to FABK before the vote on the FABK merger proposal is taken, and the shareholder does not vote in favor of the FABK merger proposal.
Q:	If I am an FABK shareholder, should I send in my FABK stock certificate(s) now?
A:	No. Please do not send in your FABK stock certificates with your proxy. After the FABK mergers, an exchange agent will send you a letter of transmittal that will contain instructions for exchanging your FABK common stock certificates for the FABK merger consideration. If you have certificates evidencing your shares of FABK common stock, you will need to complete and return the letter of transmittal and follow the instructions in the letter of transmittal for delivery of the certificates to the exchange agent. See “The FABK Merger Agreement—Exchange of Certificates” on page [•].
Q:	Who will be the exchange agent for the FABK mergers?
A:	We presently anticipate that Broadridge Financial Solutions, Inc. will be the exchange agent for the FABK mergers.
Q:	If I’ve lost my FABK stock certificate(s), can I receive the FABK merger consideration?
A:	Yes. However, as will be detailed in the letter of transmittal delivered to you by the exchange agent, you will have to provide an affidavit attesting to the fact that you lost your FABK stock certificate(s). Additionally, you may have to give Reliant or the exchange agent a bond in an amount determined by Reliant or the exchange agent in order to indemnify Reliant against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send them in.

Q:	Do any of FABK’s directors or executive officers have interests in the FABK merger that may differ from those of other FABK shareholders?
A:	Yes. FABK’s directors and executive officers have interests in the FABK merger that are different from, or in addition to, those of FABK shareholders generally. As described further below, the members of FABK’s board of directors were aware of and considered these interests, among other matters, in evaluating the FABK merger agreement and the FABK merger, and in recommending that FABK shareholders approve the FABK merger proposal. For a description of these interests, refer to the section titled “The FABK Merger – Interests of Executive Officers and Directors of FABK in the FABK Merger” beginning on page [•] of this joint proxy statement/prospectus.
Q:	Why is my vote important?
A:	If you do not vote, it will be more difficult for FABK or Reliant (as applicable) to obtain the necessary quorum to hold the FABK special meeting or Reliant special meeting, respectively. In addition, if you are an FABK shareholder, your abstention or failure to vote will have the same effect as a vote “AGAINST” the FABK merger proposal.
Q:	When do you expect to complete the FABK merger?
A:	We presently expect to complete the FABK merger in the second quarter of 2020. However, we cannot assure you when or if the FABK merger will occur. We must first obtain the necessary regulatory approvals, the approval of the FABK merger proposal by the shareholders of FABK, the approval of the Reliant stock issuance proposal by the shareholders of Reliant, and satisfy other closing conditions contained in the FABK merger agreement.
Q:	What should I do if I receive more than one set of voting materials?
A:	Reliant or FABK shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Reliant common stock and/or FABK common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Reliant common stock or FABK common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Reliant common stock and FABK common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Reliant common stock and/or FABK common stock that you own.
Q:	What happens if I sell my shares before the Reliant special meeting or FABK special meeting?
A:	The record date for each of the Reliant special meeting and the FABK special meeting is earlier than both the date of the respective meetings and the effective time. If you transfer your shares of Reliant common stock or FABK common stock, as applicable, after the respective record date but before the relevant meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Reliant special meeting or FABK special meeting, as applicable, but if you are an FABK shareholder you will transfer the right to receive the FABK merger consideration to the person to whom you transfer your shares of FABK common stock. If you are an FABK shareholder, in order to receive the FABK merger consideration, you must hold your shares of FABK common stock at the effective time.
Q:	What are the conditions to completion of the FABK merger?
A:	In addition to the approval of the FABK merger proposal by FABK shareholders and the Reliant stock issuance proposal by Reliant shareholders, as described above, completion of the FABK merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals, the accuracy of the parties’ representations and warranties under the FABK merger agreement (subject to the materiality standards set forth in the FABK merger agreement), Reliant’s and FABK’s performance of their respective obligations under the FABK merger agreement in all material respects, and each of Reliant’s and

FABK’s receipt of a tax opinion to the effect that the FABK mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the FABK merger, see the section titled “The FABK Merger Agreement—Conditions to Consummation of the FABK Merger” beginning on page [•] of this joint proxy statement/prospectus.

Q:	What happens if the FABK merger is not completed?
A:	If the FABK merger is not completed, holders of FABK common stock will not receive any consideration for their shares in connection with the FABK merger. Instead, FABK will remain an independent company. In addition, if the FABK merger agreement is terminated under certain circumstances, a termination fee of $6.0 million may be required to be paid by FABK. See “The FABK Merger Agreement—Termination of the FABK Merger Agreement” beginning on page [•] for a discussion of the circumstances under which a termination fee will be required to be paid.
Q:	Whom should I call with questions about the FABK merger?
A:	Reliant shareholders: If you have any questions concerning the FABK merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Reliant common stock, please contact J. Dan Dellinger, Chief Financial Officer, at (615) 221-2003.

FABK shareholders: If you have any questions concerning the FABK merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of FABK common stock, please contact Jerry Cooksey, Chief Financial Officer, at (931) 552-6176.

Q:	Are there risks associated with the FABK merger that I should consider in deciding how to vote?
A:	Yes. There are a number of risks related to the FABK merger and the other transactions contemplated by the FABK merger agreement that are discussed in this joint proxy statement/prospectus and in the appendices to and the documents incorporated by reference or referred to in this joint proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page [•] and in the SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page [•].

SUMMARY

This summary highlights material information regarding the FABK mergers, the Reliant special meeting, and the FABK special meeting contained later in this joint proxy statement/prospectus. This summary does not contain all of the information that may be important to you and we urge you to carefully read this entire document, including the appendices and enclosures, to better understand the FABK mergers and the potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page [•] for the Reliant Parties and page [•] for the FABK Parties)

Reliant Parties

Reliant Bancorp, Inc.
Reliant Bank
1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027
(615) 221-2020

Reliant is a Tennessee corporation and financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Reliant wholly owns Reliant Bank. In this joint proxy statement/prospectus we sometimes refer to Reliant, Merger Sub, and Reliant Bank, collectively, as the “Reliant parties.” The primary activity of Reliant currently is the ownership and operation of Reliant Bank, which operates its main office and 16 branches in Davidson, Hamilton, Hickman, Maury, Robertson, Rutherford, Sumner, and Williamson counties in Tennessee. Additionally, Reliant Bank operates mortgage offices in Brentwood, Hendersonville, and Memphis, Tennessee as well as two in Little Rock, Arkansas.

Merger Sub is a Tennessee corporation and a direct, wholly owned subsidiary of Reliant. Merger Sub was incorporated on October 16, 2019, for the sole purpose of effecting the FABK merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any business other than incident to its formation for the above-stated purpose and in relation to the FABK merger agreement and the transactions contemplated thereby.

As of September 30, 2019, Reliant had total consolidated assets of approximately $1.9 billion, gross loans of approximately $1.3 billion, and total deposits of approximately $1.6 billion. Shares of Reliant common stock are traded on Nasdaq under the symbol “RBNC.” Additional information about Reliant and its subsidiaries can be found in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page [•].

FABK Parties

First Advantage Bancorp
First Advantage Bank
1430 Madison Street
Clarksville, Tennessee 37040
(931) 552-6176

First Advantage Bancorp, a bank holding company registered under the Bank Holding Company Act, is a Tennessee corporation that was incorporated on 2007. FABK is the parent company of FAB, a Tennessee state-chartered bank, and owns all of the voting shares of FAB. In this joint proxy statement/prospectus we sometimes refer to FABK and FAB, collectively, as the “FABK parties.” FAB commenced business in 1954 and operates eight banking centers in Clarksville, Franklin, and Nashville, Tennessee, and a loan production office in Knoxville, Tennessee.

As of September 30, 2019, FABK had total consolidated assets of approximately $732.6 million, total net loans of approximately $616.8 million, and total deposits of approximately $603.0 million. Additional information about the FABK parties is included in Appendix E to this joint proxy statement/prospectus.

The FABK Mergers (page [•])

Pursuant to the FABK merger agreement, Merger Sub will merge, subject to the terms and conditions of the FABK merger agreement, with and into FABK, with FABK remaining as the surviving entity and becoming a wholly owned subsidiary of Reliant. FABK as the surviving entity of the FABK merger will merge, as soon as reasonably practicable following the FABK merger and as part of a single integrated transaction, with and into Reliant, with Reliant remaining as the surviving entity. Immediately following the completion of the second step merger, FAB will merge with and into Reliant Bank, with Reliant Bank as the surviving bank, in a transaction. The FABK merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the FABK merger agreement carefully as it is the legal document that governs the FABK mergers and the FABK bank merger.

We expect to complete the FABK mergers in the second quarter of 2020. However, neither Reliant nor FABK can assure you of when or if the FABK mergers will be completed. FABK must obtain the approval of its shareholders for the FABK merger proposal at the FABK special meeting. Reliant must obtain the approval of its shareholders for the Reliant stock issuance proposal at the Reliant special meeting. Reliant and FABK must also satisfy certain other closing conditions, including receiving certain required regulatory approvals. If the FABK merger has not been completed by August 31, 2020, either Reliant or FABK may terminate the FABK merger agreement so long as the party electing to terminate has not caused the failure of the FABK merger to occur by failing to comply with its obligations under the FABK merger agreement.

What FABK Shareholders Will Receive in the FABK Merger (page [•])

At the effective time, each share of FABK common stock issued and outstanding immediately prior to the effective time, except (a) shares of FABK common stock that are owned or held, other than in a fiduciary or agency capacity, by Reliant, Merger Sub, or FABK, or any subsidiary of Reliant, Merger Sub, or FABK, including shares of FABK common stock held by FABK as treasury stock, and (b) any dissenting shares, will be cancelled and converted into the right to receive (i) $3.00 in cash, without interest, and (ii) 1.17 shares of Reliant common stock together with cash in lieu of any fractional shares. Reliant will not issue any fractional shares of Reliant common stock in the FABK merger. In lieu of the issuance of any such fractional share, Reliant will pay to each shareholder of FABK who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) based on the Reliant share closing price as further discussed in this joint proxy statement/prospectus. As a result of the foregoing, based on the number of shares of Reliant and FABK common stock outstanding as of [         ], 2020, the last practicable date before the date of this joint proxy statement/prospectus, we expect that FABK shareholders as of immediately prior to the closing of the FABK merger will hold, in the aggregate, approximately [      ]% of the issued and outstanding shares of Reliant common stock immediately following the closing of the FABK merger (without giving effect to any shares of Reliant common stock held by FABK shareholders prior to the FABK merger and assuming no shareholders of FABK exercise their rights to dissent from the FABK merger proposal).

Issued Shares of Reliant Common Stock Will be Eligible for Trading (page [•])

The shares of Reliant common stock to be issued to FABK shareholders upon consummation of the FABK merger will, subject to official notice of issuance, be authorized for listing and eligible for trading on Nasdaq under the symbol “RBNC.”

Treatment of FABK Stock Options and Equity Awards (page [•])

Each option to purchase FABK common stock outstanding at the effective time will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $30.00 minus the per share exercise price of the option multiplied by (ii) the number of shares of FABK common stock subject to the option (to the extent not previously exercised). In addition, at the effective time, each outstanding FABK restricted stock unit award and FABK restricted common stock award will fully vest and will be cancelled and converted automatically into the right to receive FABK merger consideration, treating the shares of FABK common stock underlying such awards in the same manner as all other shares of FABK common stock for such purposes.

Voting Agreements (page [•])

In connection with the execution of the FABK merger agreement, the FABK directors executed voting agreements pursuant to which they agreed, among other things, to vote their shares of FABK common stock in favor of approval of the FABK merger proposal and the FABK adjournment proposal. As of the record date for the FABK special meeting, the FABK directors that executed voting agreements, collectively, beneficially owned and had the power to vote [         ] shares of FABK common stock, representing approximately [      ]% of the outstanding shares of FABK common stock on that date.

In connection with the execution of the FABK merger agreement, certain Reliant directors also executed voting agreements pursuant to which they agreed, among other things, to vote their shares of Reliant common stock in favor of approval of the Reliant stock issuance proposal and the Reliant adjournment proposal. As of the record date for the Reliant special meeting, the Reliant directors that executed voting agreements, collectively, beneficially owned and had the power to vote [         ] shares of Reliant common stock, representing approximately [      ]% of the outstanding shares of Reliant common stock on that date.

Regulatory Approvals (page [•])

Subject to the terms of the FABK merger agreement, Reliant, Merger Sub, and FABK have agreed to use commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the FABK merger agreement. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System, or the Federal Reserve, the Tennessee Department of Financial Institutions, or the TDFI, and the United States Department of Justice. As relates to the FABK mergers, Reliant has submitted to the Federal Reserve a request for a waiver of the otherwise applicable prior approval requirements contained in Section 3 of the Bank Holding Company Act. Reliant Bank filed an Interagency Bank Merger Act Application with the Federal Reserve and with the TDFI on December 6, 2019. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the TDFI had granted its approval of the FABK bank merger.

Although neither Reliant nor FABK knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Reliant and FABK cannot be certain when or if they will be obtained.

Completion of the FABK Merger is Subject to Customary Conditions (page [•])

The completion of the FABK merger is subject to a number of customary conditions being met, including the approval of the FABK merger proposal by the requisite vote of FABK shareholders, the approval of the Reliant stock issuance proposal by the Reliant shareholders, and receipt of all required regulatory approvals. Where the law permits, a party to the FABK merger agreement could elect to waive a condition to its obligation to complete the FABK merger, even if that condition has not been satisfied. Neither Reliant nor FABK can be certain when (or if) the conditions to the FABK merger will be satisfied or waived by the applicable party or that the FABK merger will be completed.

FABK Special Meeting (page [•])

The FABK special meeting will be held on [         ], [         ], 2020, at [FAB’s North Clarksville Branch, 1800 Ft. Campbell Blvd., Clarksville, Tennessee], at [         ], local time. At the FABK special meeting, FABK shareholders will be asked to:

•	approve the FABK merger proposal; and
•	approve the FABK adjournment proposal.

Only holders of record of FABK common stock at the close of business on [         ], 2020 (the “FABK record date”) will be entitled to vote at the FABK special meeting. Each share of FABK common stock is entitled to one vote on each proposal to be considered at the FABK special meeting. On the FABK record date, there were [         ] shares of FABK common stock entitled to vote at the FABK special meeting. The directors and executive officers of FABK and their affiliates beneficially owned, and were entitled to vote, approximately [         ] shares of FABK common stock, representing approximately [      ]% of the shares of FABK common stock outstanding, on the FABK record date.

FABK Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page [•])

FABK merger proposal:

•	Standard: Approval of the FABK merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of FABK common stock.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FABK special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the FABK merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FABK adjournment proposal:

•	Standard: Approval of the FABK adjournment proposal requires that the votes cast in favor of the proposal at the FABK special meeting exceed the votes cast opposing the proposal at the FABK special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FABK special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the FABK adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

FABK’s Board of Directors Recommends that FABK Shareholders Vote “FOR” the Approval of the FABK Merger Agreement and the FABK Adjournment Proposal Presented at the FABK Special Meeting (page [•])

The FABK board of directors has determined that the FABK merger agreement, the FABK merger, and the other transactions contemplated by the FABK merger agreement are advisable and in the best interests of FABK and its shareholders, and has adopted the FABK merger agreement. The FABK board of directors recommends that holders of shares of FABK common stock vote “FOR” the FABK merger proposal and “FOR” the FABK adjournment proposal. For the factors considered by the FABK board of directors in reaching its decision to adopt the FABK merger agreement, see “The FABK Merger — FABK’s Reasons for the FABK Merger; Recommendation of the FABK Board of Directors.”

FABK’s Executive Officers and Directors Have Financial Interests in the FABK Merger that are Different From or in Addition to Their Interests as Shareholders (page [•])

In considering the recommendation of the FABK board of directors, FABK’s shareholders should be aware that the directors and executive officers of FABK have certain interests in the FABK merger that may be different from, or in addition to, the interests of FABK’s shareholders generally. The FABK board of directors was aware of these interests and considered them, among other matters, in making its recommendation that FABK shareholders vote to approve the FABK merger proposal.

These interests include:

•	At the effective time, each outstanding option to purchase FABK common stock will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $30.00 minus the per share exercise price of the option multiplied by (ii) the number of shares of FABK common stock subject to the option (to the extent not previously exercised). In addition, at the effective time, each outstanding FABK restricted stock unit award and FABK restricted common stock award will fully vest and will be cancelled and converted automatically into the right to receive FABK merger consideration, treating the shares of FABK common stock underlying such awards in the same manner as all other shares of FABK common stock for such purposes.
•	Employment agreements among the FABK parties and certain of their executive officers provide the executives with cash severance payments and continued medical, dental and life insurance coverage in the event of termination of employment without cause or for good reason within two years after a change of control. Pursuant to the FABK merger agreement, such executive officers will have their employment agreements terminated no later than December 31, 2019, will enter into restrictive covenant agreements with the FABK parties, and will receive lump sum payments in full satisfaction of amounts owed to them by the FABK parties under these employment agreements.
•	Salary continuation agreements between FAB and certain of its executive officers provide for additional benefits to the executive officers upon the occurrence of a change of control.
•	On October 22, 2019, Reliant and Reliant Bank entered into an employment agreement with Jerry Cooksey, the Chief Financial Officer of FABK and FAB, which provides that it will be effective upon the consummation of the FABK mergers and the FABK bank merger and pursuant to which Mr. Cooksey would serve as Executive Vice President, Chief Administrative Officer of Reliant and Reliant Bank.

•	Prior to or at the effective time, Reliant and Reliant Bank and each of their respective boards of directors will take all requisite action to increase the size of the Reliant and Reliant Bank boards of directors by two members and to elect or appoint to each of the Reliant and Reliant Bank boards of directors, effective as of or immediately following the effective time, William Lawson Mabry and Michael E. Wallace, or, if either such individual is unwilling or unable to serve, another member of FABK’s board of directors as of the date of the FABK merger agreement mutually agreed upon by Reliant and FABK who continues to serve as a member of FABK’s board of directors until immediately prior to the effective time (each a “FABK Appointed Director”). Provided that a FABK Appointed Director continues to satisfy the standards and requirements for service on the Reliant and Reliant Bank boards of directors that are generally applicable to all directors, the board of directors of Reliant (or the appropriate committee thereof) will nominate such FABK Appointed Director for reelection to Reliant’s board of directors at the first annual meeting of the shareholders of Reliant following the effective time.
•	FABK’s and FAB’s directors and officers are entitled to continued indemnification for a period of six years and insurance coverage for a period of six years under the FABK merger agreement.

For a more complete description of these interests, see “The FABK Merger — Interests of Executive Officers and Directors of FABK in the FABK Merger.”

Reliant Special Meeting (page [•])

The Reliant special meeting will be held on [         ], [         ], 2020, at [Reliant’s offices at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067], at [         ], local time. At the Reliant special meeting, Reliant shareholders will be asked to approve the Reliant stock issuance proposal and the Reliant adjournment proposal.

Only holders of record of Reliant common stock at the close of business on [         ], 2020 (the “Reliant record date”) will be entitled to notice of and to vote at the Reliant special meeting. Each share of Reliant common stock outstanding as of the Reliant record date is entitled to one vote on each proposal to be considered at the Reliant special meeting. As of the Reliant record date, there were [         ] shares of Reliant common stock entitled to notice of and to vote at the Reliant special meeting. The directors and executive officers of Reliant and their affiliates, collectively, beneficially owned, and were entitled to vote, approximately [         ] shares of Reliant common stock, representing approximately [      ]% of the shares of Reliant common stock outstanding, on the Reliant record date.

Reliant Special Meeting Proposals: Required Vote; Treatment of Abstentions, Broker Non-Votes, and Failure to Vote (page [•])

Reliant stock issuance proposal: Approval of the Reliant stock issuance proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.

If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Reliant stock issuance proposal, it will have no effect on the proposal.

Reliant adjournment proposal: Approval of the Reliant adjournment proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.

If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Reliant adjournment proposal, it will have no effect on the proposal.

RELIANT’S BOARD OF DIRECTORS RECOMMENDS THAT RELIANT SHAREHOLDERS VOTE “FOR” THE RELIANT STOCK ISSUANCE PROPOSAL AND “FOR” THE RELIANT ADJOURNMENT PROPOSAL (PAGE [•])

The Reliant board of directors has adopted and approved the FABK merger agreement, has determined that the FABK merger agreement and the transactions contemplated thereby, including the FABK merger and the issuance by Reliant of shares of Reliant common stock to holders of FABK common stock as consideration for the FABK merger, are advisable and in the best interests of Reliant and its shareholders, and recommends that Reliant shareholders vote “FOR” the Reliant stock issuance proposal and “FOR” the Reliant adjournment proposal. For the factors considered by the Reliant board of directors in reaching its decision to adopt and approve the FABK merger agreement, see “The FABK Merger — Reliant’s Reasons for the FABK Merger; Recommendation of the Reliant Board of Directors” beginning on page [•].

Reliant and Reliant Bank Boards of Directors after the Effective Time (page [•])

Prior to or at the effective time, Reliant and Reliant Bank and each of their respective boards of directors will take all requisite action to increase the size of the Reliant and Reliant Bank boards of directors by two members and to elect or appoint to each of the Reliant and Reliant Bank boards of directors, effective as of or immediately following the effective time, William Lawson Mabry and Michael E. Wallace, or, if either such individual is unwilling or unable to serve, another FABK Appointed Director. Provided that a FABK Appointed Director continues to satisfy the standards and requirements for service on the Reliant and Reliant Bank boards of directors that are generally applicable to all directors, the board of directors of Reliant (or the appropriate committee thereof) will nominate such FABK Appointed Director for reelection to Reliant’s board of directors at the first annual meeting of the shareholders of Reliant following the effective time.

Most FABK Shareholders May Resell Reliant Common Stock (page [•])

The shares of Reliant common stock to be issued to the shareholders of FABK in connection with the FABK merger will be freely tradable by such shareholders, except that if any shareholders of FABK are deemed to be affiliates of Reliant, they must abide by certain transfer restrictions under the Securities Act.

The FABK Mergers Generally Will Be Tax-Deferred to Holders of FABK Common Stock to the Extent They Receive Reliant Common Stock But Will Be Taxable With Respect to Any Cash Received (page [•])

The FABK mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. It is a condition to the completion of the FABK mergers that FABK receive a legal opinion from KTS to the effect that the FABK mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, for United States federal income tax purposes. It is also a condition that Reliant receive a similar opinion from Butler Snow. The opinions will not bind the Internal Revenue Service or any court, which could view the FABK mergers differently.

Generally, for United States federal income tax purposes, United States holders (as defined in the section entitled “The FABK Merger — Material United States Federal Income Tax Consequences”) will not recognize gain or loss as a result of the exchange of their FABK common stock for shares of Reliant common stock pursuant to the FABK merger agreement. However, FABK shareholders will generally recognize gain or loss as a result of the exchange of their FABK common stock for the cash portion of the FABK merger consideration and for any cash received in lieu of a fractional share of Reliant common stock or in connection with the cancellation of FABK stock options. Holders of Reliant common stock should have no direct income tax consequences as a result of the FABK mergers.

You should read “The FABK Merger — Material United States Federal Income Tax Consequences” beginning on page [•] for a more complete discussion of the United States federal income tax consequences of the FABK mergers. Tax matters can be complicated and the tax consequences of the FABK mergers to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the FABK mergers to you.

Comparative Rights of Shareholders (page [•])

The rights of FABK’s shareholders are currently governed by FABK’s charter and bylaws. The rights of Reliant’s shareholders are currently governed by Reliant’s charter and bylaws. Additionally, Tennessee corporate law governs the rights of the shareholders of both Reliant and FABK. Upon consummation of the FABK merger, the shareholders of FABK will become shareholders of Reliant, and the charter and bylaws of Reliant will govern their rights. Reliant’s charter and bylaws differ somewhat from those of FABK with respect to certain matters. The different shareholder rights are explained more fully in “Comparative Rights of Shareholders” beginning on page [•].

Termination of the FABK Merger Agreement and Termination Fee (page [•])

The FABK merger agreement may be terminated as follows:

•	by mutual written agreement of Reliant, Merger Sub, and FABK;
•	by Reliant and Merger Sub or FABK, in the event that FABK’s shareholders do not approve the FABK merger agreement and the transactions contemplated thereby, provided that, in the case of termination by FABK, FABK and its board of directors have complied with their obligations to call and hold the FABK special meeting and to recommend approval of the FABK merger agreement to solicit approval of the FABK merger agreement by FABK’s shareholders;
•	by Reliant and Merger Sub or FABK, in the event that Reliant’s shareholders do not approve the Reliant stock issuance proposal, provided that, in the case of termination by Reliant, Reliant and its board of directors have complied with their obligations to call and hold the Reliant special meeting and to recommend approval of the Reliant stock issuance proposal to and solicit approval of the Reliant stock issuance proposal by Reliant’s shareholders;
•	by Reliant and Merger Sub or FABK, in the event that any consent, approval, or waiver from any governmental entity or regulatory agency required for the consummation of the transactions contemplated by the FABK merger agreement has been denied by final and non-appealable action of such governmental entity or regulatory agency or any application for any such consent, approval, or waiver has been permanently withdrawn at the request of any such governmental entity or regulatory agency, provided the denial or withdrawal is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub or FABK, in the event that any court or other governmental authority of competent jurisdiction has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the FABK merger agreement, provided that the action of such governmental authority is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub or FABK, in the event the FABK merger is not consummated by August 31, 2020, provided that the failure to consummate the FABK merger by such date is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub:
-	in the event of a breach of the FABK merger agreement by FABK, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the FABK merger, result in any of the conditions to the FABK merger not being satisfied and has not been cured by the earlier of August 31, 2020, and the date which is 30 days after written notice to FABK of the breach, and provided that neither Reliant nor Merger Sub is in material breach of the FABK merger agreement (a “Reliant material breach termination”);
-	in the event that prior to the approval of the FABK merger agreement by FABK’s shareholders (i) FABK materially breaches its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by FABK’s shareholders or (ii) the FABK board of directors does not publicly recommend in this joint proxy statement/prospectus the approval of the FABK merger agreement and the transactions contemplated thereby by FABK’s shareholders or, after having made such recommendation, subsequently makes an FABK change of recommendation;
-	in the event a tender offer or exchange offer for 20% or more of any class or series of outstanding shares of FABK stock is commenced (other than by Reliant or its subsidiaries) and FABK’s board of directors recommends that FABK shareholders tender their shares in such tender offer or exchange offer or otherwise fails to recommend that FABK shareholders reject the tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
•	by Reliant, if the FABK tangible common equity is less than $73,000,000;

•	by FABK:
-	in the event of a breach of the FABK merger agreement by Reliant or Merger Sub, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the FABK merger, result in any of the conditions to the FABK merger not being satisfied and has not been cured by the earlier of August 31, 2020, and the date which is 30 days after written notice to the breaching party of the breach, and provided that FABK is not in material breach of the FABK merger agreement;
-	in the event that prior to the approval of the Reliant stock issuance proposal by Reliant’s shareholders (i) the Reliant board of directors does not publicly recommend in this joint proxy statement/prospectus the approval of the Reliant stock issuance proposal by Reliant’s shareholders or, after having made such recommendation, subsequently makes a Reliant change of recommendation or (ii) Reliant materially breaches the FABK merger agreement by failing to call, give notice of, convene, and hold the Reliant special meeting as required by the FABK merger agreement;
-	in the event that (i) Reliant’s volume-weighted average closing stock price over a 15 consecutive trading day period prior to and ending on the fifth business day before the closing (the “average closing price”) is less than $18.5464, and (ii) (a) the number obtained by dividing the average closing price by $23.183 is less than (b) the difference between (1) the number obtained by dividing the closing index value for the Nasdaq Bank Index as reported in The Wall Street Journal on the determination date by $3,706.69, and (2) 0.20, provided that FABK shall not be entitled to terminate the FABK merger agreement without giving Reliant written notice of the intent to terminate the FABK merger agreement within two business days after the determination date, and provided further, that FABK’s termination right shall be subject to Reliant’s right to increase the FABK merger consideration (either with additional shares of Reliant common stock or, subject to the requirement that the FABK merger remains a “reorganization” for tax purposes, additional cash) such that the aggregate FABK merger consideration equals, at a minimum, an amount equal to the sum of (i) the cash consideration multiplied by the number of shares of FABK common stock then outstanding, plus (ii) the product of (x) the number of shares of FABK common stock outstanding on the determination date, multiplied by (y) the exchange ratio, multiplied by (z) $18.5464; or
-	at any time prior to the approval of the FABK merger agreement by the shareholders of FABK, for the purpose of entering into an agreement with respect to a superior proposal, provided that FABK has not materially breached its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by FABK’s shareholders.

Subject to the terms and conditions of the FABK merger agreement, FABK will be required to pay Reliant a termination fee of $6.0 million (the “termination fee”) if:

•	in the event of a Reliant material breach termination, if at any time after the date of the FABK merger agreement and at or before the FABK special meeting an acquisition proposal has been made known to FABK or any of its subsidiaries, which acquisition of has not been withdrawn prior to the date of the termination of the FABK merger agreement, and within 12 months of the date of termination of the FABK merger agreement FABK or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same acquisition proposal as that first referred to above);
•	in the event Reliant and Merger Sub terminate the FABK merger agreement because, prior to the approval of the FABK merger agreement by FABK’s shareholders, (i) FABK materially breaches its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by its shareholders, or (ii) the FABK board of directors does not recommend in this joint proxy statement/prospectus the approval of the FABK merger agreement and the transactions contemplated thereby by its shareholders or, after having made such recommendation, subsequently makes an FABK change of recommendation;
•	in the event Reliant and Merger Sub terminate the FABK merger agreement because FABK’s board of directors recommends that its shareholders tender their shares in a tender offer or exchange offer for

20% or more of any class or series of outstanding shares of FABK’s stock (other than one by Reliant or its subsidiaries), or because FABK’s board of directors otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

•	in the event FABK terminates the FABK merger agreement at any time prior to the approval of the FABK merger agreement by FABK’s shareholders for the purpose of entering into an agreement with respect to a superior proposal.

The termination fee could discourage other companies from seeking to acquire or merge with FABK prior to completion of the FABK merger and could cause FABK to reject any acquisition proposal which does not take into account the termination fee.

FABK Shareholders Have Dissenters’ Rights (page [•] and Appendix B)

Tennessee law permits holders of FABK common stock to dissent from the FABK merger and to have the fair value of their FABK common stock paid in cash. To do this, a FABK shareholder must follow certain procedures, including filing certain notices with FABK and refraining from voting the shareholder’s shares of FABK common stock in favor of the FABK merger proposal. If a FABK shareholder properly dissents from the FABK merger proposal, that shareholder’s shares of FABK common stock will not be exchanged for the FABK merger consideration in the FABK merger, but rather, that shareholder’s only right will be to receive the appraised value of the shareholder’s shares in cash. For a complete description of these dissenters’ rights, see “The FABK Merger — Dissenters’ Rights” on page [•] and Appendix B to this joint proxy statement/prospectus where the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights is set out. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to FABK before the vote on the FABK merger proposal is taken, and the shareholder does not vote in favor of the FABK merger proposal.

Opinion of Financial Advisor to Reliant (page [•] and Appendix C)

At the meeting of the Reliant board of directors held on October 22, 2019, at which the Reliant board of directors considered the FABK merger agreement, Piper Jaffray & Co. (“Piper”) delivered its oral opinion to Reliant’s board of directors (in its capacity as such), which was subsequently confirmed in its written opinion, dated October 22, 2019, that, as of the date of its opinion and subject to the various factors, assumptions and limitations set forth in its opinion, the FABK merger consideration to be issued and paid by Reliant in the FABK merger was fair, from a financial point of view, to Reliant.

The full text of Piper’s written opinion dated October 22, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus. The Piper opinion speaks only as of the date of the opinion. The Piper opinion was addressed to, and provided for the information and benefit of, the Reliant board of directors (in its capacity as such) in connection with its consideration of the FABK merger and does not address any other aspects or implications of the FABK merger. The Piper opinion addressed solely the fairness, from a financial point of view, to Reliant of the proposed FABK merger consideration to be issued and paid by Reliant in the FABK merger pursuant to the FABK merger agreement and does not address the underlying business decision of Reliant to proceed with or effect the FABK merger, the merits of the FABK merger relative to any alternative transaction or business strategy that might be available to Reliant, or any other terms contemplated by the FABK merger agreement. The Piper opinion is not intended to be and does not constitute a recommendation to any holder of Reliant common stock as to how such shareholder should act or vote with respect to the FABK merger, the Reliant stock issuance proposal, or any other matter. The issuance of Piper’s opinion was approved by the fairness opinion committee of Piper. The summary of Piper’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Appendix C to this joint proxy statement/prospectus.

For further information, see “The FABK Merger — Opinion of Reliant’s Financial Advisor” beginning on page [•].

Opinion of FABK’s Financial Advisor (page [•] and Appendix D)

At the October 22, 2019 meeting of the FABK board of directors, a representative of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the FABK board of directors, dated October 22, 2019, as to the fairness, as of such date, from a financial point of view, to the holders of FABK’s outstanding common stock, other than excluded shares (as defined in the FABK merger agreement) and shares for which the holder shall have perfected dissenter’s rights (collectively, the “excluded shares”), of the FABK merger consideration to be received by such holders in the FABK merger pursuant to the FABK merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated October 22, 2019, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix D to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the FABK board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the FABK merger, and its opinion only addresses whether the FABK merger consideration to be received by the holders of FABK common stock, other than the excluded shares, in the FABK merger pursuant to the FABK merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the FABK merger agreement or the FABK merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the FABK board of directors or any holder of FABK common stock as to how the FABK board of directors, such shareholder or any other person should vote or otherwise act with respect to the FABK merger or any other matter.

For further information, see “The FABK Merger — Opinion of FABK’s Financial Advisor” beginning on page [•].

Pending Acquisition of TCB Holdings (page [•])

On September 16, 2019, Reliant, TCB Holdings, and CBT entered into a definitive merger agreement for TCB Holdings to merge with and into Reliant and CBT, a wholly owned subsidiary of TCB Holdings, to merge with and into Reliant Bank. The TCB Holdings merger agreement has been adopted by the board of directors of each of Reliant, TCB Holdings, and CBT and the TCB Holdings merger is expected to close in the first quarter of 2020. Completion of the TCB Holdings merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of TCB Holdings’ shareholders.

Under and subject to the terms of the TCB Holdings merger agreement, at the effective time of the TCB Holdings merger, each outstanding share of common stock, par value $0.01 per share, of TCB Holdings (other than certain excluded and dissenting shares) will be converted into and canceled in exchange for the right to receive (i) $17.13 in cash, without interest, and (ii) 0.769 shares of Reliant’s common stock, subject to adjustment under certain circumstances provided for in the TCB Holdings merger agreement. As of November 19, 2019, there were 1,055,041.86 shares of TCB Holdings common stock outstanding. At the effective time of the TCB Holdings merger, each outstanding option to purchase TCB Holdings common stock will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $34.25 minus the per share exercise price of the option multiplied by (ii) the number of shares of TCB Holdings common stock subject to the option (to the extent not previously exercised).

TCB Holdings is a bank holding company headquartered in Ashland City, Tennessee, and operates banking centers in Ashland City, Kingston Springs, Pegram, Pleasant View and Springfield, Tennessee, through its wholly owned subsidiary CBT. See page [•] for “Selected Consolidated Historical Financial Data of TCB Holdings.”

Subordinated Debt Issuance in Connection with the FABK Merger and the TCB Holdings Merger (page [•])

On December 13, 2019, Reliant completed an offering of $60.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes (the “Notes”) to certain qualified institutional buyers and institutional accredited investors in a private placement transaction (the “Debt Issuance”). In connection with the Debt Issuance, Reliant entered into a registration rights agreement with purchasers of the Notes (the “Registration Rights Agreement”), and pursuant to the Registration Rights Agreement, Reliant has agreed to take certain actions to provide for the exchange of the Notes for subordinated notes that are registered under the Securities Act and have substantially the same terms as the Notes. Reliant intends to use the net proceeds from the Debt Issuance to pay cash consideration for the FABK merger and the TCB Holdings merger, to support organic growth, including maintenance of bank level capital ratios, and for general corporate purposes.

Risk Factors (page [•])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF RELIANT

The selected historical consolidated financial and other data presented below as of and for the nine months ended September 30, 2019 and 2018, is unaudited. The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2018, is derived from Reliant’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Reliant’s most recent Annual Report on Form 10-K and in Reliant’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019, and September 30, 2019 and Reliant’s audited consolidated financial statements and the notes thereto incorporated by reference in this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period. See “Where You Can Find More Information” beginning on page [•].

	Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands, except share and ratio data)	2019	2018	2018	2017	2016	2015	2014
INCOME STATEMENT DATA:
Interest income	$58,746	$50,762	$69,225	$40,158	$36,015	$29,888	$17,215
Interest expense	17,408	10,510	15,396	5,671	3,363	2,718	1,629
Net interest income	41,338	40,252	53,829	34,487	32,652	27,170	15,586
(Reversal of) provision for loan losses	806	759	1,035	1,316	968	(270)	(1,500)
Noninterest income	7,396	8,022	9,646	6,010	8,800	12,382	4,608
Noninterest expense	38,919	38,365	50,561	31,076	30,374	31,569	17,166
Noncontrolling interest in net loss (income) of subsidiary	4,484	2,243	3,578	1,083	1,039	(407)	1,184
Net income	12,063	9,962	14,085	7,246	8,936	5,575	3,896
BALANCE SHEET DATA:
Total assets	$1,852,487	$1,684,201	$1,724,338	$1,125,034	$911,984	$876,404	$449,731
Total securities	297,310	293,028	296,323	220,201	146,813	133,825	77,245
Total loans, net	1,350,683	1,194,129	1,220,184	762,488	657,701	608,747	309,497
Allowance for loan losses	12,291	10,698	10,892	9,731	9,082	7,823	7,353
Total other real estate owned, net	1,943	1,000	1,000	—	—	1,149	1,204
Total deposits	1,610,633	1,395,546	1,437,903	883,519	763,834	640,008	334,365
Other borrowed money	11,665	11,583	11,603	—	3,671	—	6,651
FHLB advances	3,928	62,686	57,498	96,747	32,287	135,759	63,500
Total shareholders’ equity	219,652	203,751	208,414	140,137	106,919	96,751	43,516
PER COMMON SHARE DATA:
Earnings per share - basic	$1.07	$0.88	$1.24	$0.89	$1.18	$0.88	$0.98
Earnings per share - diluted	1.07	0.87	1.23	0.88	1.16	0.86	0.96
Book value per share	$19.62	$17.67	$18.07	$15.51	$13.75	$13.29	$11.13
PERFORMANCE RATIOS:
Return on average assets(5)	0.91%	0.82%	0.86%	0.73%	1.01%	0.76%	0.93%
Return on average equity(5)	7.55%	6.56%	6.93%	6.15%	8.57%	6.96%	9.38%
Net interest margin(1) (5)	3.57%	3.76%	3.78%	3.97%	4.15%	4.00%	3.96%
ASSET QUALITY RATIOS:
Nonperforming loans to total loans	0.33%	0.36%	0.54%	0.95%	1.29%	1.09%	2.78%
Net loan (recoveries) charge offs to average loans(5)	(0.06)%	(0.04)%	(0.01)%	0.09%	(0.05)%	(0.14)%	(0.11)%
Allowance for loan losses to total loans	0.91%	0.90%	0.88%	1.26%	1.36%	1.27%	2.32%
CAPITAL RATIOS:
Leverage ratio(2)	9.85%	10.38%	10.38%	11.89%	10.86%	9.92%	9.71%
Tier 1 risk-based capital ratio(3)	11.64%	12.37%	12.44%	13.90%	13.00%	12.02%	12.19%
Total risk-based capital ratio(4)	12.51%	13.20%	13.28%	14.97%	14.22%	13.13%	13.45%
(1)	Net interest margin is the result of tax equivalent net interest income for the period divided by average interest earning assets.
(2)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
(3)	Tier 1 capital divided by total risk-weighted assets.
(4)	Total capital divided by total risk-weighted assets.
(5)	September 30 data is annualized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FABK

The selected historical consolidated financial and other data of FABK presented below, as of and for the nine months ended September 30, 2019 and 2018, is unaudited. The selected historical consolidated financial and other data of FABK presented below, as of and for each of the years in the five-year period ended December 31, 2018, is derived from FABK’s audited historical financial statements. This information should be read in conjunction with FABK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included as Appendix E to this joint proxy statement/prospectus and FABK’s audited consolidated financial statements and the notes thereto, found in the section entitled “Consolidated Financial Statements of First Advantage Bancorp” of this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands, except share and ratio data)	2019	2018	2018	2017	2016	2015	2014
INCOME STATEMENT DATA:
Interest income	$27,671	$23,281	$32,234	$26,804	$23,446	$22,115	$19,937
Interest expense	7,731	4,569	6,683	4,573	3,987	2,906	2,619
Net interest income	19,940	18,712	25,551	22,231	19,459	19,209	17,318
(Reversal of) provision for loan losses	657	430	600	(420)	815	1,235	618
Noninterest income	2,873	2,288	3,131	3,235	2,627	2,813	2,730
Noninterest expense	15,384	14,180	19,006	18,036	17,182	15,977	14,370
Noncontrolling interest in net loss of subsidiary
Net income	5,180	5,329	7,361	4,295	2,894	3,357	3,252
BALANCE SHEET DATA:
Total assets	$732,562	$632,185	$664,329	$571,502	$528,440	$487,373	$442,534
Total securities	41,758	43,390	42,945	44,428	46,489	48,635	42,139
Total loans, net	614,530	543,821	574,931	483,801	417,244	397,036	361,121
Allowance for loan losses	5,420	5,702	5,332	5,661	6,498	5,937	5,266
Total other real estate owned, net	87	387	387	340	755	639	702
Total deposits	602,953	484,579	522,606	444,192	416,928	362,264	329,500
Other borrowed money	—	—	—	15,000	15,000	15,000	15,000
FHLB advances	34,373	65,383	57,632	37,131	27,113	41,002	19,500
Total shareholders’ equity	80,824	75,795	77,250	69,816	65,546	66,172	65,683
PER COMMON SHARE DATA:
Earnings per share - basic	$1.33	$1.42	$1.94	$1.19	$0.80	$0.92	$0.86
Earnings per share - diluted	1.22	1.30	1.79	1.06	0.73	0.85	0.80
Book value per share	$20.93	$18.62	$19.77	$18.24	$18.48	$18.24	$17.78
PERFORMANCE RATIOS:
Return on average assets(5)	1.01%	1.20%	1.21%	0.79%	0.57%	0.72%	0.78%
Return on average equity(5)	8.75%	9.84%	9.97%	6.30%	4.39%	5.11%	4.94%
Net interest margin(1) (5)	4.10%	4.42%	4.42%	4.33%	4.08%	4.35%	4.33%
ASSET QUALITY RATIOS:
Nonperforming loans to total loans	0.91%	1.06%	1.02%	0.81%	1.97%	2.50%	2.78%
Net loan (recoveries) charge offs to average loans(5)	0.09%	0.08%	0.18%	0.09%	0.05%	0.15%	0.06%
Allowance for loan losses to total loans	0.87%	1.04%	0.92%	1.16%	1.53%	1.47%	1.44%
CAPITAL RATIOS:
Leverage ratio(2)	10.79%	11.47%	11.05%	11.54%	11.91%	12.75%	13.90%
Tier 1 risk-based capital ratio(3)	12.09%	11.74%	11.43%	12.15%	13.37%	13.85%	15.81%
Total risk-based capital ratio(4)	12.96%	12.69%	12.27%	13.20%	14.62%	15.10%	17.07%
(1)	Net interest margin is the result of tax equivalent net interest income for the period divided by average interest earning assets.
(2)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
(3)	Tier 1 capital divided by total risk-weighted assets.
(4)	Total capital divided by total risk-weighted assets.
(5)	September 30 data is annualized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TCB HOLDINGS

The selected historical consolidated financial and other data of TCB Holdings presented below, as of and for the nine months ended September 30, 2019 and 2018, is unaudited. The selected historical consolidated financial and other data of TCB Holdings presented below, as of and for each of the years in the five-year period ended December 31, 2018, is derived from TCB Holdings’ audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine Months Ended September 30,		For the Year Ended December 31,
(In thousands, except share and ratio data)	2019	2018	2018	2017	2016	2015	2014
INCOME STATEMENT DATA:
Interest income	$7,933	$7,173	$9,649	$8,656	$7,212	$6,580	$6,708
Interest expense	1,438	744	1,078	940	795	729	780
Net interest income	6,495	6,429	8,571	7,716	6,417	5,851	5,928
(Reversal of) provision for loan losses	(743)	—	(400)	—	(259)	(150)	(249)
Noninterest income	1,113	1,067	1,703	1,463	1,316	1,486	1,360
Noninterest expense(6)	6,851	5,615	7,700	7,231	6,929	6,949	6,933
Net income(6)	1,241	1,325	2,375	2,118	1,002	538	330
BALANCE SHEET DATA:
Total assets	$257,018	$228,459	$235,032	$229,668	$218,013	$208,099	$199,523
Total securities	60,130	59,507	60,144	65,557	90,938	89,401	97,874
Total loans, net	168,309	141,683	150,628	143,442	104,047	99,390	78,740
Allowance for loan losses	(1,558)	(2,425)	(2,054)	(2,382)	(2,290)	(2,760)	(2,824)
Total other real estate owned, net	—	—	—	—	463	810	3,451
Total deposits	212,159	196,134	200,747	190,177	185,626	178,164	169,657
Other borrowed money	63	81	77	94	110	124	137
FHLB advances	14,000	6,750	6,750	13,500	9,000	7,000	7,000
Total shareholders’ equity(6)	27,055	23,136	24,683	23,201	20,999	20,894	20,796
PER COMMON SHARE DATA(6):
Earnings per share - basic	$1.18	$1.27	$2.27	$2.04	$0.97	$0.52	$0.32
Earnings per share - diluted	1.18	1.27	2.27	2.04	0.97	0.52	0.32
Book value per share	$25.64	$22.17	$23.50	$22.23	$20.30	$20.20	$20.20
PERFORMANCE RATIOS(6):
Return on average assets(5)	0.67%	0.76%	1.03%	0.93%	0.47%	0.27%	0.17%
Return on average equity(5)	6.44%	7.77%	10.42%	9.64%	4.67%	2.61%	1.73%
Net interest margin(1) (5)	3.74%	3.96%	3.96%	3.58%	3.21%	3.10%	3.23%
ASSET QUALITY RATIOS:
Nonperforming loans to total loans	0.64%	0.55%	0.55%	0.54%	0.73%	0.62%	0.87%
Net loan (recoveries) charge offs to average loans(5)	(0.20)%	(0.04)%	(0.05)%	(0.07)%	0.21%	(0.10)%	(0.64)%
Allowance for loan losses to total loans	0.92%	1.68%	1.35%	1.63%	2.15%	2.70%	3.46%
CAPITAL RATIOS(7):
Leverage ratio(2)	10.81%	9.94%	11.14%	10.35%	10.31%	10.44%	10.58%
Tier 1 risk-based capital ratio(3)	16.05%	16.03%	16.49%	16.31%	18.83%	19.19%	20.64%
Total risk-based capital ratio(4)	16.96%	17.29%	17.74%	17.56%	20.09%	20.45%	21.91%
(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
(3)	Tier 1 capital divided by total risk-weighted assets.
(4)	Total capital divided by total risk-weighted assets.
(5)	September 30 data is annualized.
(6)	Included in the holding company’s financial statements at 9/30/2019 are accrued merger transaction costs totaling $687,000.
(7)	Bank only ratios.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the estimated effects of the mergers of:

•	Reliant, FABK, and TCB Holdings - Under the acquisition method of accounting, consideration paid by Reliant will be allocated to the assets and liabilities of FABK and TCB Holdings at their respective fair values as of the effective date of the FABK merger and TCB Holdings merger, respectively. Any excess of consideration paid over the fair values of FABK’s and TCB Holdings’ net assets will be recorded as goodwill. The unaudited pro forma condensed combined financial statements also present the effect of the issuance of the Debt Issuance and with the proceeds from that offering used to fund the cash outlay related to the exchange of common stock and payment of related stock options with FABK’s and TCB Holdings’ shareholders, fund merger transaction costs, and the remainder will be a capital contribution to the surviving subsidiary bank.
•	Reliant and FABK - Under the acquisition method of accounting, consideration paid by will be allocated to the assets and liabilities of FABK at their respective fair values as of the effective date of the FABK merger. Any excess of consideration paid over the fair values of FABK’s net assets will be recorded as goodwill. The unaudited pro forma condensed combined financial statements also present the effect of the Debt Issuance and with the proceeds from that offering used to fund the cash outlay related to the exchange of common stock and payment of related stock options with FABK’s shareholders, fund merger transaction costs and the remainder will be a capital contribution to the surviving subsidiary bank.
•	Reliant and TCB Holdings - Under the acquisition method of accounting, consideration paid by Reliant will be allocated to the assets and liabilities of TCB Holdings at their respective fair values as of the effective date of the TCB Holdings merger. Any excess of consideration paid over the fair values of TCB Holdings’ net assets will be recorded as goodwill. The unaudited pro forma condensed combined financial statements also present the effect of the Debt Issuance and with the proceeds from that offering used to fund the cash outlay related to the exchange of common stock and payment of related stock options with TCB Holdings’ shareholders, fund merger transaction costs and the remainder will be a capital contribution to the surviving subsidiary bank.

The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of the Reliant, FABK, and TCB Holdings, adjusted for the estimated effects of the FABK merger, the TCB Holdings merger, and the Debt Issuance. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 is presented as if the FABK merger, the TCB Holdings merger, and the Debt Issuance had occurred on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2018 and the nine months ended September 30, 2019, are presented as if the FABK merger, the TCB Holdings merger, and the Debt Issuance had occurred on January 1, 2018 and January 1, 2019, respectively. The historical financial statements of FABK and TCB Holdings include certain reclassifications to conform to the historical presentation of Reliant.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED BALANCE SHEETS
SEPTEMBER 30, 2019
(In thousands)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	First Advantage Bancorp Pro Forma Adjustments		Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$51,247	$10,038	$5,198	$(12,425	)(1)	$(18,489	)(14)	$80,279
				(10,765	)(2)	(4,525	)(15)
						60,000	(16)
Federal funds sold	73	8,750	4,708	—		—		13,531
Interest-bearing deposits in other financial institutions	—	14,391	4,611	—		—		19,002
Cash and cash equivalents	51,320	33,179	14,517	(23,190)		36,986		112,812
Securities available for sale	297,310	41,758	60,130	—		(97,809	)(17)	301,389
Loans, net of unearned income	1,350,683	619,950	169,867	(17,600	)(3)	(1,355	)(18)	2,121,545
Allowance for loan losses	(12,291)	(5,420)	(1,558)	5,420	(4)	1,558	(19)	(12,291)
Loans, net	1,338,392	614,530	168,309	(12,180)		203		2,109,254
Mortgage loans held for sale, net	16,757	2,288	—	—		—		19,045
Accrued interest receivable	7,488	2,409	892	—		—		10,789
Premises and equipment, net	21,390	8,508	5,272	—		1,300	(20)	36,470
Operating lease right-of-use assets	—	6,481	—	—		—		6,481
Restricted equity securities, at cost	11,279	2,988	909	—		—		15,176
Other real estate and repossessed assets, net	1,943	1,572	—	—		—		3,515
Cash surrender value of life insurance contracts	46,351	14,627	6,097	—		—		67,075
Deferred tax assets, net	456	2,216	359	2,660	(5)	(1,277	)(21)	4,414
Goodwill	43,642	—	—	48,072	(6)	7,282	(22)	98,996
Core deposit intangibles	7,507	—	—	3,034	(7)	3,482	(23)	14,023
Other assets	8,652	2,006	533	—		—		11,191
TOTAL ASSETS	$1,852,487	$732,562	$257,018	$18,396		$(49,833)		$2,810,630
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$1,610,633	$602,953	$212,159	$(1,032	)(8)	$(79,781	)(24)	$2,344,932
Accrued interest payable	1,610	842	501	—		—		2,953
Subordinate debentures	11,665	—	—	—		60,000	(16)	71,665
FHLB advances	3,928	34,373	14,000	—		(17,928	)(25)	34,373
Other borrowings	—	—	63	—		—		63
Dividends payable	1,012	—	—	—		—		1,012
Operating lease liabilities	—	6,617	—	—		—		6,617
Other liabilities	3,987	6,953	3,240	—		—		14,180
TOTAL LIABILITIES	1,632,835	651,738	229,963	(1,032)		(37,709)		2,475,795
STOCKHOLDERS’ EQUITY
Common stock	11,195	40	1,055	4,654	(9)	(244	)(26)	16,700
Additional paid-in capital	166,512	39,557	12,340	56,001	(10)	1,780	(27)	276,190
Common stock held by:
Nonqualified Deferred Compensation Plan	—	(2,876)	—	2,876	(11)	—		—
Employee Stock Ownership Plan	—	(963)	—	963	(11)	—		—
2008 Equity Incentive Plan	—	(526)	—	526	(11)	—		—
Retained earnings	36,339	44,981	13,606	(44,981	)(12)	(13,606	)(28)	36,339
Accumulated other comprehensive income	5,606	611	54	(611	)(13)	(54	)(29)	5,606
TOTAL STOCKHOLDERS’ EQUITY	219,652	80,824	27,055	19,428		(12,124)		334,835
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,852,487	$732,562	$257,018	$18,396		$(49,833)		$2,810,630

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	First Advantage Bancorp Pro Forma Adjustments		Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$50,631	$26,560	$6,760	$2,640	(3)	$329	(18)	$86,920
Interest and fees on loans held for sale	614	—	—	—		—		614
Interest on investment securities, taxable	1,639	474	871	225	(31)	(2,124	)(35)	1,085
Interest on investment securities, nontaxable	4,944	326	159	—		—		5,429
Federal funds sold and other	918	311	143	—		—		1,372
TOTAL INTEREST INCOME	58,746	27,671	7,933	2,865		(1,795)		95,420
INTEREST EXPENSE
Deposits	16,284	7,038	1,236	(310	)(8)	(1,242	)(35)	23,006
Federal Home Loan Bank advances and other	534	693	197	—		(47	)(36)	1,058
						(319	)(35)
Subordinated debentures	590	—	—	—		2,306	(37)	2,896
Borrowings	—	—	5	—		—		5
TOTAL INTEREST EXPENSE	17,408	7,731	1,438	(310)		698		26,965
NET INTEREST INCOME	41,338	19,940	6,495	3,175		(2,493)		68,455
PROVISION FOR LOAN LOSSES	806	657	(743)	—		—		720
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	40,532	19,283	7,238	3,175		(2,493)		67,735
NONINTEREST INCOME
Service charges on deposit accounts	2,796	982	420	—		—		4,198
Gains on mortgage loans sold, net	3,170	1,127	—	—		—		4,297
Other	1,430	764	693	—		—		2,887
TOTAL NONINTEREST INCOME	7,396	2,873	1,113	—		—		11,382
NONINTEREST EXPENSE
Salaries and employee benefits	22,605	9,093	3,080	—		—		34,778
Occupancy	4,069	1,268	319	—		39	(20)	5,695
Information technology	4,538	1,049	995	—		—		6,582
Other operating	7,707	3,974	2,457	436	(7)	501	(23)	13,522
				(866	)(30)	(687	)(33)
TOTAL NONINTEREST EXPENSE	38,919	15,384	6,851	(430)		(147)		60,577
INCOME BEFORE PROVISION FOR INCOME TAXES	9,009	6,772	1,500	3,605		(2,346)		18,540
INCOME TAX EXPENSE	1,430	1,592	259	942	(32)	(613	)(32)	3,610
CONSOLIDATED NET INCOME	7,579	5,180	1,241	2,663		(1,733)		14,930
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	4,484	—	—	—		—		4,484
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$12,063	$5,180	$1,241	$2,663		$(1,733)		$19,414
Basic net income attributable to common shareholders, per share	$1.07	$1.33	$1.18					$1.16
Diluted net income attributable to common shareholders, per share	$1.07	$1.22	$1.18					$1.15
Weighted average common shares outstanding
Basic	11,247,921	3,883,369	1,055,042					16,753,411
Diluted	11,314,366	4,231,021	1,055,042					16,819,856

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	First Advantage Bancorp Pro Forma Adjustments		Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$58,351	$30,723	$8,188	$3,520	(3)	$439	(18)	$101,221
Interest and fees on loans held for sale	1,278	—	—	—		—		1,278
Interest on investment securities, taxable	1,836	684	1,073	300	(31)	(2,636	)(35)	1,257
Interest on investment securities, nontaxable	6,605	510	94	—		—		7,209
Federal funds sold and other	1,155	317	294	—		—		1,766
TOTAL INTEREST INCOME	69,225	32,234	9,649	3,820		(2,197)		112,731
INTEREST EXPENSE
Deposits	12,817	5,460	903	(413	)(8)	(949	)(35)	17,818
Federal Home Loan Bank advances	1,855	1,165	166	—		(63	)(36)	2,559
						(564	)(35)
Subordinated debentures	724	—	—	—		3,075	(37)	3,799
Other borrowings	—	58	9	—		—		67
TOTAL INTEREST EXPENSE	15,396	6,683	1,078	(413)		1,499		24,243
NET INTEREST INCOME	53,829	25,551	8,571	4,233		(3,696)		88,488
PROVISION FOR LOAN LOSSES	1,035	600	(400)	—		—		1,235
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	52,794	24,951	8,971	4,233		(3,696)		87,253
NONINTEREST INCOME
Service charges on deposit accounts	3,419	1,192	597	—		—		5,208
Gains on mortgage loans sold, net	4,418	914	—	—		—		5,332
Other	1,809	1,025	1,106	—		—		3,940
TOTAL NONINTEREST INCOME	9,646	3,131	1,703	—		—		14,480
NONINTEREST EXPENSE
Salaries and employee benefits	27,510	11,093	3,754	—		—		42,357
Occupancy	4,949	1,274	433	—		52	(20)	6,708
Information technology	5,333	1,345	842	—		—		7,520
Other operating	12,769	5,294	2,671	574	(7)	659	(23)	22,270
				303	(30)
TOTAL NONINTEREST EXPENSE	50,561	19,006	7,700	877		711		78,855
INCOME BEFORE PROVISION FOR INCOME TAXES	11,879	9,076	2,974	3,356		(4,407)		22,878
INCOME TAX EXPENSE	1,372	1,715	599	877	(32)	(1,152	)(32)	3,411
CONSOLIDATED NET INCOME	10,507	7,361	2,375	2,479		(3,255)		19,467
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	3,578	—	—	—		—		3,578
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$14,085	$7,361	$2,375	$2,479		$(3,255)		$23,045
Basic net income attributable to common shareholders, per share	$1.24	$1.94	$2.27					$1.36
Diluted net income attributable to common shareholders, per share	$1.23	$1.79	$2.27					$1.36
Weighted average common shares outstanding
Basic	11,389,122	3,789,654	1,047,017					16,894,612
Diluted	11,468,789	4,122,191	1,047,017					16,974,279

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Reliant and FABK, adjusted for the estimated effects of the FABK merger and the Debt Issuance. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 is presented as if the FABK merger and the Debt Issuance had occurred on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2018, and the nine months ended September 30, 2019, are presented as if the FABK merger and the Debt Issuance had occurred on January 1, 2018 and January 1, 2019. The historical financial statements of FABK include certain reclassifications to conform to the historical presentation of Reliant.

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED BALANCE SHEETS
SEPTEMBER 30, 2019
(In thousands)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	First Advantage Bancorp Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$51,247	$10,038	$(12,425	)(1)	$61,285
			(10,765	)(2)
			60,000	(16)
			(36,810	)(34)
Federal funds sold	73	8,750	—		8,823
Interest-bearing deposits in other financial institutions	—	14,391	—		14,391
Cash and cash equivalents	51,320	33,179	—		84,499
Securities available for sale	297,310	41,758	—		339,068
Loans, net of unearned income	1,350,683	619,950	(17,600	)(3)	1,953,033
Allowance for loan losses	(12,291)	(5,420)	5,420	(4)	(12,291)
Loans, net	1,338,392	614,530	(12,180)		1,940,742
Mortgage loans held for sale, net	16,757	2,288	—		19,045
Accrued interest receivable	7,488	2,409	—		9,897
Premises and equipment, net	21,390	8,508	—		29,898
Restricted equity securities, at cost	11,279	2,988	—		14,267
Other real estate and repossessed assets, net	1,943	1,572	—		3,515
Cash surrender value of life insurance contracts	46,351	14,627	—		60,978
Deferred tax assets, net	456	2,216	2,660	(5)	5,332
Goodwill	43,642	—	48,072	(6)	91,714
Core deposit intangibles	7,507	—	3,034	(7)	10,541
Operating lease right-of-use assets	—	6,481	—		6,481
Other assets	8,652	2,006	—		10,658
TOTAL ASSETS	$1,852,487	$732,562	$41,586		$2,626,635
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$1,610,633	$602,953	$(1,032	)(8)	$2,212,554
Accrued interest payable	1,610	842	—		2,452
Subordinate debentures	11,665	—	60,000	(16)	71,665
FHLB advances	3,928	34,373	(36,810	)(34)	1,491
Dividends payable	1,012	—	—		1,012
Operating lease liabilities	—	6,617	—		6,617
Other liabilities	3,987	6,953	—		10,940
TOTAL LIABILITIES	1,632,835	651,738	22,158		2,306,731
STOCKHOLDERS’ EQUITY
Common stock	11,195	40	4,654	(9)	15,889
Additional paid-in capital	166,512	39,557	56,001	(10)	262,070
Common stock held by:
Nonqualified Deferred Compensation Plan	—	(2,876)	2,876	(11)	—
Employee Stock Ownership Plan	—	(963)	963	(11)	—
2008 Equity Incentive Plan	—	(526)	526	(11)	—
Retained earnings	36,339	44,981	(44,981	) (12)	36,339
Accumulated other comprehensive income	5,606	611	(611	)(13)	5,606
TOTAL STOCKHOLDERS’ EQUITY	219,652	80,824	19,428		319,904
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,852,487	$732,562	$41,586		$2,626,635

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	First Advantage Bancorp Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$50,631	$26,560	$2,640	(3)	$79,831
Interest and fees on loans held for sale	614	—	—		614
Interest on investment securities, taxable	1,639	474	225	(31)	2,338
Interest on investment securities, nontaxable	4,944	326	—		5,270
Federal funds sold and other	918	311	—		1,229
TOTAL INTEREST INCOME	58,746	27,671	2,865		89,282
INTEREST EXPENSE
Deposits	16,284	7,038	(310	)(8)	23,012
Federal Home Loan Bank advances and other	534	693	(589	)(35)	638
Subordinated debentures	590	—	2,306	(37)	2,896
TOTAL INTEREST EXPENSE	17,408	7,731	1,407		26,546
NET INTEREST INCOME	41,338	19,940	1,458		62,736
PROVISION FOR LOAN LOSSES	806	657	—		1,463
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	40,532	19,283	1,458		61,273
NONINTEREST INCOME
Service charges on deposit accounts	2,796	982	—		3,778
Gains on mortgage loans sold, net	3,170	1,127	—		4,297
Other	1,430	764	—		2,194
TOTAL NONINTEREST INCOME	7,396	2,873	—		10,269
NONINTEREST EXPENSE
Salaries and employee benefits	22,605	9,093	—		31,698
Occupancy	4,069	1,268	—		5,337
Information technology	4,538	1,049	—		5,587
Other operating	7,707	3,974	436	(7)	11,251
			(866	)(30)
TOTAL NONINTEREST EXPENSE	38,919	15,384	(430)		53,873
INCOME BEFORE PROVISION FOR INCOME TAXES	9,009	6,772	1,888		17,669
INCOME TAX EXPENSE	1,430	1,592	493	(32)	3,515
CONSOLIDATED NET INCOME	7,579	5,180	1,395		14,154
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	4,484	—	—		4,484
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$12,063	$5,180	$1,395		$18,638
Basic net income attributable to common shareholders, per share	$1.07	$1.33			$1.17
Diluted net income attributable to common shareholders, per share	$1.07	$1.22			$1.16
Weighted average common shares outstanding
Basic	11,247,921	3,883,369			15,942,084
Diluted	11,314,366	4,231,021			16,008,529

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	First Advantage Bancorp Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$58,351	$30,723	$3,520	(3)	$92,594
Interest and fees on loans held for sale	1,278	—	—		1,278
Interest on investment securities, taxable	1,836	684	300	(31)	2,820
Interest on investment securities, nontaxable	6,605	510	—		7,115
Federal funds sold and other	1,155	317	—		1,472
TOTAL INTEREST INCOME	69,225	32,234	3,820		105,279
INTEREST EXPENSE
Deposits	12,817	5,460	(413	)(8)	17,864
Federal Home Loan Bank advances	1,855	1,165	(966	)(35)	2,054
Subordinated debentures	724	—	3,075	(37)	3,799
Other borrowings	—	58	—		58
TOTAL INTEREST EXPENSE	15,396	6,683	1,696		23,775
NET INTEREST INCOME	53,829	25,551	2,124		81,504
PROVISION FOR LOAN LOSSES	1,035	600	—		1,635
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	52,794	24,951	2,124		79,869
NONINTEREST INCOME
Service charges on deposit accounts	3,419	1,192	—		4,611
Gains on mortgage loans sold, net	4,418	914	—		5,332
Other	1,809	1,025	—		2,834
TOTAL NONINTEREST INCOME	9,646	3,131	—		12,777
NONINTEREST EXPENSE
Salaries and employee benefits	27,510	11,093	—		38,603
Occupancy	4,949	1,274	—		6,223
Information technology	5,333	1,345	—		6,678
Other operating	12,769	5,294	574	(7)	18,940
			303	(30)
	50,561	19,006	877		70,444
INCOME BEFORE PROVISION FOR INCOME TAXES	11,879	9,076	1,247		22,202
INCOME TAX EXPENSE	1,372	1,715	326	(32)	3,413
CONSOLIDATED NET INCOME	10,507	7,361	921		18,789
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	3,578	—	—		3,578
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$14,085	$7,361	$921		$22,367
Basic net income attributable to common shareholders, per share	$1.24	$1.94			$1.39
Diluted net income attributable to common shareholders, per share	$1.23	$1.79			$1.38
Weighted average common shares outstanding
Basic	11,389,122	3,789,654			16,083,285
Diluted	11,468,789	4,122,191			16,162,952

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Reliant and TCB Holdings, adjusted for the estimated effects of the TCB Holdings merger and the Debt Issuance. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 is presented as if the TCB Holdings merger and the Debt Issuance had occurred on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2018 and the nine months ended September 30, 2019 are presented as if the TCB Holdings merger and the Debt Issuance had occurred on January 1, 2018 and January 1, 2019. The historical financial statements of TCB Holdings include certain reclassifications to conform to the historical presentation of Reliant.

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED BALANCE SHEETS
SEPTEMBER 30, 2019
(In thousands)

	Reliant Bancorp, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$51,247	$5,198	$(18,489	)(14)	$93,431
			(4,525	)(15)
			60,000	(16)
Federal funds sold	73	4,708	—		4,781
Interest-bearing deposits in other financial institutions	—	4,611	—		4,611
Cash and cash equivalents	51,320	14,517	36,986		102,823
Securities available for sale	297,310	60,130	(97,809	)(17)	259,631
Loans, net of unearned income	1,350,683	169,867	(1,355	)(18)	1,519,195
Allowance for loan losses	(12,291)	(1,558)	1,558	(19)	(12,291)
Loans, net	1,338,392	168,309	203		1,506,904
Mortgage loans held for sale, net	16,757	—	—		16,757
Accrued interest receivable	7,488	892	—		8,380
Premises and equipment, net	21,390	5,272	1,300	(20)	27,962
Restricted equity securities, at cost	11,279	909	—		12,188
Other real estate and repossessed assets, net	1,943	—	—		1,943
Cash surrender value of life insurance contracts	46,351	6,097	—		52,448
Deferred tax assets, net	456	359	(1,277	)(21)	(462)
Goodwill	43,642	—	7,282	(22)	50,924
Core deposit intangibles	7,507	—	3,482	(23)	10,989
Operating lease right-of-use assets	—	—	—		—
Other assets	8,652	533	—		9,185

TOTAL ASSETS	$1,852,487	$257,018	$(49,833)		$2,059,672
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$1,610,633	$212,159	$(79,781	)(24)	$1,743,011
Accrued interest payable	1,610	501	—		2,111
Subordinate debentures	11,665	—	60,000	(16)	71,665
FHLB advances	3,928	14,000	(17,928	)(25)	—
Other borrowings	—	63	—		63
Dividends payable	1,012	—	—		1,012
Other liabilities	3,987	3,240	—		7,227
TOTAL LIABILITIES	1,632,835	229,963	(37,709)		1,825,089
STOCKHOLDERS’ EQUITY
Common stock	11,195	1,055	(244	)(26)	12,006
Additional paid-in capital	166,512	12,340	1,780	(27)	180,632
Retained earnings	36,339	13,606	(13,606	)(28)	36,339
Accumulated other comprehensive income	5,606	54	(54	)(29)	5,606
TOTAL STOCKHOLDERS’ EQUITY	219,652	27,055	(12,124)		234,583
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,852,487	$257,018	$(49,833)		$2,059,672

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$50,631	$6,760	$329	(18)	$57,720
Interest and fees on loans held for sale	614	—	—		614
Interest on investment securities, taxable	1,639	871	(2,124	)(35)	386
Interest on investment securities, nontaxable	4,944	159	—		5,103
Federal funds sold and other	918	143	—		1,061
TOTAL INTEREST INCOME	58,746	7,933	(1,795)		64,884
INTEREST EXPENSE
Deposits	16,284	1,236	(1,242	)(35)	16,278
Federal Home Loan Bank advances and other	534	197	(47	)(36)	365
			(319	)(35)
Subordinated debentures	590	—	2,306	(37)	2,896
Borrowings	—	5	—		5
TOTAL INTEREST EXPENSE	17,408	1,438	698		19,544
NET INTEREST INCOME	41,338	6,495	(2,493)		45,340
PROVISION FOR LOAN LOSSES	806	(743)	—		63
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	40,532	7,238	(2,493)		45,277
NONINTEREST INCOME
Service charges on deposit accounts	2,796	420	—		3,216
Gains on mortgage loans sold, net	3,170	—	—		3,170
Other	1,430	693	—		2,123
TOTAL NONINTEREST INCOME	7,396	1,113	—		8,509
NONINTEREST EXPENSE
Salaries and employee benefits	22,605	3,080	—		25,685
Occupancy	4,069	319	39	(20)	4,427
Information technology	4,538	995	—		5,533
Other operating	7,707	2,457	501	(23)	9,978
			(687	)(33)
TOTAL NONINTEREST EXPENSE	38,919	6,851	(147)		45,623
INCOME BEFORE PROVISION FOR INCOME TAXES	9,009	1,500	(2,346)		8,163
INCOME TAX EXPENSE	1,430	259	(613	)(32)	1,076
CONSOLIDATED NET INCOME	7,579	1,241	(1,733)		7,087
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	4,484	—	—		4,484
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$12,063	$1,241	$(1,733)		$11,571
Basic net income attributable to common shareholders, per share	$1.07	$1.18			$0.96
Diluted net income attributable to common shareholders, per share	$1.07	$1.18			$0.95
Weighted average common shares outstanding
Basic	11,247,921	1,055,042			12,059,248
Diluted	11,314,366	1,055,042			12,125,693

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED COMBINED STATEMENTS OF
INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollar amounts in thousands, except per share amounts)

	Reliant Bancorp, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	Tennessee Community Bank Holdings, Inc. Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$58,351	$8,188	$439	(18)	$66,978
Interest and fees on loans held for sale	1,278	—	—		1,278
Interest on investment securities, taxable	1,836	1,073	(2,636	)(35)	273
Interest on investment securities, nontaxable	6,605	94	—		6,699
Federal funds sold and other	1,155	294	—		1,449
TOTAL INTEREST INCOME	69,225	9,649	(2,197)		76,677
INTEREST EXPENSE
Deposits	12,817	903	(949	)(35)	12,771
Federal Home Loan Bank advances	1,855	166	(63	)(36)	1,394
			(564	)(35)
Subordinated debentures	724	—	3,075	(37)	3,799
Other borrowings	—	9	—		9
TOTAL INTEREST EXPENSE	15,396	1,078	1,499		17,973
NET INTEREST INCOME	53,829	8,571	(3,696)		58,704
PROVISION FOR LOAN LOSSES	1,035	(400)	—		635
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	52,794	8,971	(3,696)		58,069
NONINTEREST INCOME
Service charges on deposit accounts	3,419	597	—		4,016
Gains on mortgage loans sold, net	4,418	—	—		4,418
Other	1,809	1,106	—		2,915
TOTAL NONINTEREST INCOME	9,646	1,703	—		11,349
NONINTEREST EXPENSE
Salaries and employee benefits	27,510	3,754	—		31,264
Occupancy	4,949	433	52	(20)	5,434
Information technology	5,333	842	—		6,175
Other operating	12,769	2,671	659	(23)	16,099
TOTAL NONINTEREST EXPENSE	50,561	7,700	711		58,972
INCOME BEFORE PROVISION FOR INCOME TAXES	11,879	2,974	(4,407)		10,446
INCOME TAX EXPENSE	1,372	599	(1,152	)(32)	819
CONSOLIDATED NET INCOME	10,507	2,375	(3,255)		9,627
NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	3,578	—	—		3,578
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$14,085	$2,375	$(3,255)		$13,205
Basic net income attributable to common shareholders, per share	$1.24	$2.27			$1.08
Diluted net income attributable to common shareholders, per share	$1.23	$2.27			$1.08
Weighted average common shares outstanding
Basic	11,389,122	1,047,017			12,200,449
Diluted	11,468,789	1,047,017			12,280,116

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been omitted.

The unaudited pro forma condensed combined financial statements presents the estimated effects of the pending mergers between; 1) Reliant, FABK, and TCB Holdings 2) Reliant and FABK, and 3) Reliant and TCB Holdings. The information is presented for illustrative purposes only and may differ materially from the actual results that would have occurred had the FABK merger and/or TCB Holdings merger occurred at the beginning of the period presented.

The FABK merger, which is currently expected to be completed in the second quarter of 2020, provides for the issuance of 1.17 shares of Reliant common stock and $3.00 in cash in exchange for each share of FABK common stock and is subject to approval of Reliant and FABK shareholders and certain regulatory agencies. Based on the closing sale price per share of Reliant common stock on Nasdaq on October 22, 2019 of $23.65, the last trading day before the public announcement of the signing of the FABK merger agreement, the value of the estimated FABK merger consideration per share of FABK common stock was $30.77 (includes the cash effect of stock option settlement).

The TCB Holdings merger, which is currently expected to be completed in the first quarter of 2020, provides for the issuance of 0.769 shares of Reliant common stock and $17.13 in cash in exchange for each share of TCB Holdings common stock and is subject to approval of TCB Holdings shareholders and certain regulatory agencies. Based on the closing sale price per share of Reliant common stock on Nasdaq on September 30, 2019 of $23.98, the estimated value of the TCB Holdings merger consideration per share of TCB Holdings common stock was $35.97 (includes the cash effect of stock option settlement).

The FABK merger and the TCB Holdings merger will be accounted for as an acquisition by Reliant using the acquisition method of accounting. Accordingly, the assets and liabilities of FABK and TCB Holdings will be recorded at their respective estimated fair values based on current available information. The pro forma adjustments included herein are subject to change depending on changes in market interest rates and the composition of asset and liability balances, as well as additional information that becomes available and additional analysis that is performed. The final allocation of each purchase price will be determined after each of the FABK merger and the TCB Holdings merger is completed and after completion of thorough analysis to determine the fair value of FABK’s and TCB Holdings’ tangible and identifiable intangible assets and liabilities as of the date of each respective merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of FABK and TCB Holdings as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Adjustments may include changes in the aggregate value of each merger consideration paid if the price of shares of Reliant’s common stock varies from the assumed price related to each merger described above. Any changes to FABK’s or TCB Holdings’ shareholders’ equity through the date each merger is completed will also change the purchase price allocation, which may include the recording of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The accounting policies of the Reliant, FABK, and TCB Holdings are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial restatement reclassification may be determined.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 2 – PRO FORMA ADJUSTMENTS

The following estimated adjustments were made to the pro forma financial statements:

1)	This adjustment includes an adjustment for the payment of cash for purchase price of FABK’s common stock. The calculation consists of 4,012,105 shares of FABK common stock outstanding multiplied by the cash settlement price of $3.00 per share. In addition outstanding options of FABK, totaling 36,400, to be paid out at a settlement price of $30.00 per share less the weighted average price per share of $19.32.
2)	This adjustment reflects estimated non-recurring transaction costs of $10,765, net of tax effect and assuming 91.6% of that amount is deductible and utilizing a 26.135% blended federal and state tax rate for Reliant and FABK.
3)	To adjust FABK’s loan portfolio to estimated fair value and recognize the estimated accretable portion of $17,600. For the purpose of the pro forma financial statements, the future accretion of the fair value adjustment will be recorded as a component of interest income based on the straight line method over a period of five years.
4)	Elimination of FABK’s allowance for loan losses. Estimated credit losses in the FABK loan portfolio are included in the loan valuation adjustment described in (3).
5)	This is the adjustment for the estimated deferred tax asset related to fair value acquisition accounting adjustments and the recording of the core deposit intangible using a blended federal and state statutory tax rate of 26.135%.
6)	To recognize goodwill equal to the excess of consideration paid by Reliant over the net fair value of FABK assets and liabilities acquired.
7)	To recognize a core deposit intangible asset of $3,034 related to deposit customer relationships acquired associated with the acquisition of FABK. The related amortization expense will be recognized based on the sum of years digits method over a 10 year period.
8)	To adjust FABK’s deposits to estimated fair value and accrete the adjustment as a reduction of interest expense based on the straight line method over the estimated remaining life of thirty months.
9)	To remove FABK common stock and record issuance of 4,694,163 shares of Reliant common stock ($1.00 par value per share), based on converting 4,012,105 shares of FABK’s common stock at the conversion rate of 1.17 per share and the subsequent push down accounting of this exchange to Reliant.
10)	To reflect the purchase accounting fair value adjustments of FABK and remove the additional paid in capital and remaining shareholders’ accounts of FABK.
11)	Adjustments to reflect settlement of the shareholders’ equity accounts of FABK common stock related to FABK’s Nonqualified Deferred Compensation Plan, Employee Stock Ownership Plan and 2008 Equity Incentive Plan.
12)	Adjustments to eliminate FABK’s retained earnings.
13)	Adjustments to eliminate the remaining FABK accumulated other comprehensive income balance of $611.
14)	This is an adjustment for the payment of cash for purchase price of TCB Holdings’ common stock. The calculation consists of 1,055,042 shares of TCB Holdings common stock outstanding multiplied by the cash settlement price of $17.13 per share. In addition outstanding options of TCB Holdings, totaling 24,450, to be paid out at a settlement price of $34.25 per share less the weighted average price per share of $17.23.
15)	This is an adjustment to reflect estimated non-recurring transaction costs of $4,525, net of tax effect and assuming 94.1% of that amount is deductible and utilizing a 26.135% blended federal and state tax rate for Reliant and TCB Holdings.
16)	To record issuance of subordinate debt by Reliant totaling $60,000.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 2 – PRO FORMA ADJUSTMENTS (continued)

17)	Securities totaling $97,809 are expected to be sold. Reliant is estimated to sell $63,709 in securities and TCB Holdings is estimated to sell $34,100 in securities. See (24) and (25) below for the application of the sale proceeds.
18)	To adjust TCB Holdings’ loan portfolio to estimated fair value and recognize the estimated accretable portion of $1,355. For the purpose of the pro forma financial statements, the future accretion of the fair value adjustment will be recorded as a component of interest income based on the straight line method over a period of 37 months.
19)	This adjustment is to eliminate the allowance for loan loss of TCB Holdings. Estimated credit losses were considered in the loan fair market valuation discount described above in (18).
20)	TCB Holdings’ premises and equipment are being adjusted to estimated fair value. The increase in value of $1,300 will be amortized by the straight line method over a period of 25 years.
21)	This is the adjustment for the estimated deferred tax liability related to fair value adjustments and the recording of the core deposit intangible using a blended federal and state statutory tax rate of 26.135%.
22)	Goodwill allocated from the TCB Holdings acquisition is to be recorded at the excess of consideration paid over the fair value of assets and liabilities recognized.
23)	To recognize a core deposit intangible asset of $3,482 related to deposit customer relationships acquired associated with the acquisition of TCB Holdings. The related amortization expense will be recognized based on the sum of years digits method over a 10 year period.
24)	This adjustment reflect use for proceeds from the sale of securities as described in (17) above to pay governmental funds. Governmental deposits to be repaid by Reliant and TCB Holdings are estimated to be $59,781 and $20,000, respectively.
25)	This adjustment reflect use for proceeds from the sale of securities as described in (17) above to repay Federal Home Loan Bank advances. Such advances to be repaid by Reliant and TCB Holdings are estimated to be $3,928 and $14,000, respectively.
26)	To remove TCB Holdings common stock and record issuance of 811,327 shares of Reliant’s common stock ($1 par value), based on converting 1,055,042 shares of TCB Holdings’ common stock at the conversion rate of 0.769 per share and the subsequent push down accounting of this exchange to Reliant.
27)	To remove TCB Holdings common stock and record additional paid in capital of $1,780
28)	Adjustments to eliminate TCB Holdings’ retained earnings.
29)	Adjustments to eliminate the remaining TCB Holdings accumulated other comprehensive income balance of $54.
30)	Adjustment to remove non-recurring transaction costs incurred by FAB of $554 and $303 for the nine months ended September 30, 2019 and 12 months ended December 31, 2018, respectively. Also included was an adjustment to remove non-recurring transaction costs incurred by Reliant of $312 for the nine months ended September 30, 2019.
31)	Adjustment to available for sale securities of $600 to be accreted into interest income by the straight line method over a period of two years.
32)	To recognize income tax expense related to the effect of pro forma adjustments on pre-tax income using Reliant’s blended federal and state tax rate of 26.135%.
33)	Adjustment to remove non-recurring transaction costs incurred by TCB Holdings of $687 for the nine months ended September 30, 2019.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 2 – PRO FORMA ADJUSTMENTS (continued)

34)	This reflects the utilization of the remaining offering proceeds to reduce Federal Home loan Bank advances on Reliant and the FABK merger.
35)	To reflect the income effect related to the reduction in securities available for sale and reduction in time deposits and/or Federal Home Loan Bank advances.
36)	Adjustment to reflect the fair market value adjustment for Federal Home Loan Bank advances related to TCB Holdings and will be accreted into interest expense utilizing the straight line method over a period of 19 months.
37)	Adjustment for the interest expense related to the offering proceeds of $60,000 at an interest rate of 5.125%.

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION

First Advantage Bancorp

The pro forma adjustments include the estimated purchase accounting entries to records the FABK merger. Measurement of the acquisition consideration is based on the market price of Reliant common stock as of October 22, 2019 multiplied by the number of common shares to be issued in the FABK merger. The consideration is allocated to the estimated fair values of assets acquired and liabilities assumed, net of deferred taxes, with any remaining excess recorded as goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

The preliminary purchase price allocation for FABK is as follows:

Shares of common stock to be issued	4,694,163
Market price of common stock on October 22, 2019	$23.65
Estimated fair value of common stock issued	111,017
Cash (boot) related to share exchange	12,036
Cash related to stock options settlement	389
Total consideration	123,442

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	33,179
Investment securities available for sale	41,758
Loans	602,350
Mortgage loans held for sale	2,288
Premises and equipment	8,508
Deferred tax asset, net	4,876
Cash surrender value of life insurance	14,627
Other real estate and repossessed assets	1,572
Core deposit intangible	3,034
Operating lease right-of-use assets	6,481
Other assets	7,403
Deposits	(601,921)
Borrowings	(34,373)
Operating lease liabilities	(6,617)
Other liabilities	(7,795)
Total fair value of net assets acquired	75,370
Goodwill	$48,072

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION (continued)

Tennessee Community Bank Holdings, Inc.

The pro forma adjustments include the estimated purchase accounting entries to records the TCB Holdings merger. Measurement of the acquisition consideration is based on the market price of Reliant common stock as of September 30, 2019 multiplied by the number of common shares to be issued in the TCB Holdings merger. The consideration is allocated to the estimated fair values of assets acquired and liabilities assumed, net of deferred taxes, with any remaining excess recorded as goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

The preliminary purchase price allocation for TCB Holdings is as follows:

Shares of common stock to be issued	811,327
Market price of common stock on September 30, 2019	$23.98
Estimated fair value of common stock issued	19,456
Cash disbursement for share exchange	18,073
Cash disbursement for stock options settlement	416
Total consideration	37,945

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	14,517
Investment securities available for sale	60,130
Loans	168,512
Premises and equipment	6,572
Deferred tax asset, net	(918)
Cash surrender value of life insurance	6,097
Core deposit intangible	3,482
Other assets	2,334
Deposits	(212,159)
Borrowings	(63)
FHLB advances	(14,100)
Other liabilities	(3,741)
Total fair value of net assets acquired	30,663
Goodwill	$7,282

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not indicative of the actual results that would have been achieved had the FABK merger, the TCB Holdings merger, and the Debt Issuance been completed as of the dates indicated or that will be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The estimated fair values of the assets and liabilities of FABK and TCB Holdings are preliminary and are subject to revisions upon completion of detailed valuation procedures. All estimates and assumptions are preliminary and may be revised, and such revisions may result in material changes. The unaudited pro forma financial information does not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions, or other actions that may result from the FABK merger or the TCB Holdings merger.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION (continued)

The unaudited pro forma condensed combined financial statements should be read in conjunction with the audited consolidated financial statements of Reliant included in the Reliant’s Annual Report on Form 10-K as of December 31, 2018 and the unaudited interim consolidated financial statements of Reliant, included in Reliant’s Quarterly Report on Form 10-Q as of September 30, 2019. The unaudited pro forma condensed combined financial statements should be also be read in conjunction with the audited consolidated financial statements of FABK as of December 31, 2018 and 2017 and for the years then ended and the interim financial information presented as of September 30, 2019 and the applicable periods then ended.

NOTE 4 – MERGER AND INTEGRATION COSTS

The branch operations, commercial lending activities, mortgage banking operations, along with all other operations of FABK and TCB Holdings will be integrated into Reliant. The specific details of the plan to integrate the operations of Reliant upon completion of the FABK merger and the TCB Holdings merger will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where we may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Reliant also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions. Reliant expects to realize cost savings and may generate revenue enhancements from the acquisition of FABK and/or TCB Holdings. Such cost savings and any potential revenue enhancements are not reflected in the pro forma combined condensed consolidated financial statements and there can be no assurance they would be achieved in the amount or manner currently contemplated.

COMPARATIVE PER SHARE DATA (UNAUDITED)

Presented below as of and for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019, are unaudited per share basic and diluted earnings, cash dividends and book value for (1) Reliant, FABK, and TCB Holdings on a historical basis, (2) Reliant, FABK, and TCB Holdings on a pro forma combined basis, (3) Reliant and FABK on a pro forma combined basis, (4) Reliant and FABK on a pro forma combined basis, (5) Reliant, FABK, and TCB Holdings on a pro forma equivalent basis, and (6) Reliant and FABK on a pro forma equivalent basis, Reliant and TCB Holdings on a pro forma equivalent basis. The information presented below should be read together with the historical consolidated financial statements of Reliant and FABK, including the related notes, incorporated by reference.

Unaudited Pro Forma Comparative Per Share Data
For The Nine Months Ended September 30, 2019

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	Pro Forma First Advantage Bancorp and Tennessee Community Bank Holdings, Inc.	Pro Forma First Advantage Bancorp	Pro Forma Tennessee Community Bank Holdings, Inc.
Net income attributable to common shareholders, per share
Basic	$1.07	$1.33	$1.18	$1.16	$1.17	$0.96
Diluted	1.07	1.22	1.18	1.15	1.16	0.95
Cash Dividends per common share	0.27	0.45	0 .35	0.31	0.30	0.28
Common Equity per common share	19.62	20.15	25.64	20.05	20.13	19.54

Unaudited Pro Forma Equivalent Comparative Per Share Data
For The Year Ended December 31, 2018

	Reliant Bancorp, Inc. (Historical)	First Advantage Bancorp (Historical)	Tennessee Community Bank Holdings, Inc. (Historical)	Pro Forma First Advantage Bancorp and Tennessee Community Bank Holdings, Inc.	Pro Forma First Advantage Bancorp	Pro Forma Tennessee Community Bank Holdings, Inc.
Cash Dividends per common share
Basic	$1.24	$1.94	$2.27	$1.36	$1.39	$1.08
Diluted	1.23	1.79	2.27	1.36	1.38	1.08
Cash Dividends per common share	0.33	0.52	0.50	0.39	0.37	0.37

Unaudited Pro Forma Equivalent Comparative Per Share Data
For The Nine Months Ended September 30, 2019

	Pro Forma First Advantage Bancorp and Tennessee Community Bank Holdings, Inc.		Pro Forma First Advantage Bancorp		Pro Forma Tennessee Community Bank Holdings, Inc.
Net income attributable to common shareholders, per share
Basic	$1.36	(1)	$1.37	(3)	NA
Diluted	1.35	(1)	1.36	(3)	NA
Cash Dividends per common share	0.36	(1)	0.35	(3)	NA
Common Equity per common share	23.46	(1)	23.56	(3)	NA

Net income attributable to common shareholders, per share
Basic	$0.89	(2)	NA		$0.74	(4)
Diluted	0.89	(2)	NA		0.73	(4)
Cash Dividends per common share	0.24	(2)	NA		0.22	(4)
Common Equity per common share	15.42	(2)	NA		15.03	(4)
(1)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp and Tennessee Community Bank Holdings, Inc. from the perspective of a holders of First Advantage Bancorp and is calculated using a ratio of $1.17 (where Reliant Bancorp, Inc. is $1).
(2)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp and Tennessee Community Bank Holdings, Inc. from the perspective of a holders of Tennessee Community Bank Holdings, Inc. and is calculated using a ratio of $ .769, (where Reliant Bancorp, Inc. is $1).
(3)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp from the perspective of a holder of First Advantage Bancorp and is calculated using a ratio of $1.17 (where Reliant Bancorp, Inc. is $1).
(4)	The equivalent pro forma information shows the effect of the merger of Tennessee Community Bank Holdings, Inc. from the perspective of a holder of Tennessee Community Bank Holdings, Inc. and is calculated using a ratio of $.77 (where Reliant Bancorp, Inc. is $1).

Unaudited Pro Forma Comparative Per Share Data
For The Year Ended December 31, 2018

	Pro Forma First Advantage Bancorp and Tennessee Community Bank Holdings, Inc.		Pro Forma First Advantage Bancorp		Pro Forma Tennessee Community Bank Holdings, Inc.
Net income attributable to common shareholders, per share
Basic	$1.60	(1)	$1.63	(3)	NA
Diluted	1.59	(1)	1.62	(3)	NA
Cash Dividends per common share	0.45	(1)	0.44	(3)	NA

Net income attributable to common shareholders, per share
Basic	$1.05	(2)	NA		$0.83	(4)
Diluted	1.04	(2)	NA		0.83	(4)
Cash Dividends per common share	0.30	(2)	NA		0.28	(4)
(1)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp and Tennessee Community Bank Holdings, Inc. from the perspective of a holders of First Advantage Bancorp and is calculated using a ratio of $1.17 (where Reliant Bancorp, Inc. is $1).
(2)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp and Tennessee Community Bank Holdings, Inc. from the perspective of a holders of Tennessee Community Bank Holdings, Inc. and is calculated using a ratio of $ .769 (where Reliant Bancorp, Inc. is $1).
(3)	The equivalent pro forma information shows the effect of the merger of First Advantage Bancorp from the perspective of a holder of First Advantage Bancorp and is calculated using a ratio of $1.17 (where Reliant Bancorp, Inc. is $1).
(4)	The equivalent pro forma information shows the effect of the merger of Tennessee Community Bank Holdings, Inc. from the perspective of a holder of Tennessee Community Bank Holdings, Inc. and is calculated using a ratio of $.769 (where Reliant Bancorp, Inc. is $1).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Reliant

Reliant common stock is traded on Nasdaq under the symbol “RBNC.”

The following table presents the closing sale price of Reliant common stock on October 22, 2019, the last trading day before the date of the public announcement of the FABK merger agreement, and [ ], 2020, the last practicable date before the date of this joint proxy statement/prospectus. The table also presents the equivalent value of the FABK merger consideration per share of FABK common stock on those dates, calculated by (i) multiplying the closing sale price of Reliant common stock on those dates by the exchange ratio (1.17) and (ii) adding $3.00.

The following table shows only historical comparisons. No assurance can be given as to what the market price of the Reliant common stock will be when the FABK merger is completed or any time thereafter. Because the market value of Reliant common stock will fluctuate after the date of this joint proxy statement/prospectus, no assurance can be given as to the value a share of Reliant common stock will have when received by a FABK shareholder. FABK shareholders are advised to obtain current market quotations for Reliant common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the proposals contained in this joint proxy statement/prospectus.

Date	Reliant common stock		Equivalent FABK share price
October 22, 2019		$23.65		$30.67
[ ], 2020	$	[ ]	$	[ ]

As of [         ], 2020, the last practicable date prior to the date of this joint proxy statement/prospectus, there were [         ] shares of Reliant common stock issued and outstanding and approximately [         ] shareholders of record.

Reliant currently pays a quarterly dividend on shares of Reliant common stock and last paid a dividend on October 18, 2019 of $0.09 per share.

As a holding company, Reliant is ultimately dependent upon its bank subsidiary, Reliant Bank, to provide funding for Reliant’s operating expenses, debt service, and dividends. Various banking laws and regulations applicable to Reliant Bank limit the payment of dividends and other distributions by Reliant Bank to Reliant, and these laws and regulations may limit Reliant’s ability to pay dividends to its shareholders. Additionally, bank regulatory authorities could impose administratively stricter limitations on the ability of Reliant Bank to pay dividends to Reliant if such limits were deemed appropriate to preserve certain capital adequacy requirements. Accordingly, there can be no assurance that Reliant will continue to pay dividends to its shareholders in the future. See “Supervision and Regulation – Payment of Dividends” in Reliant’s Annual Report on Form 10-K for the year ended December 31, 2018, and the risk factor entitled “Reliant’s ability to pay cash dividends is limited, and Reliant may be unable to pay future dividends even if it desires to do so” in Reliant’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, for additional information about limitations on Reliant’s and Reliant Bank’s ability to declare and pay dividends. See “Where You Can Find More Information” beginning on page [•].

FABK

FABK common stock is listed for trading on the OTCQX of OTC Markets Group, Inc. under the symbol “FABK.” The market for FABK common stock has been illiquid and irregular, with most shares trading in private transactions. As of [         ], 2020, the last practicable date prior to the date of this joint proxy statement/prospectus, there were [         ] shares of FABK common stock issued and outstanding and approximately [         ] shareholders of record.

FABK currently pays a quarterly dividend on shares of FABK common stock and last paid a dividend on November 15, 2019 of $0.15 per share.

RISK FACTORS

If the FABK merger is consummated and you are a FABK shareholder that does not exercise dissenters’ rights, you will receive cash and shares of Reliant common stock in exchange for your shares of FABK common stock. An investment in Reliant common stock is subject to a number of risks and uncertainties. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted beginning on page [•] under the heading “Cautionary Statement Regarding Forward-Looking Statements.” However, there are a number of other risks and uncertainties relating to Reliant and FABK that you should consider in deciding how to vote for the proposals presented in this joint proxy statement/prospectus, in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect Reliant’s future financial results and may cause Reliant’s future earnings and financial condition to be less favorable than Reliant’s expectations. There are also a number of risks related to the FABK mergers and the FABK bank merger that shareholders of Reliant and FABK should consider in deciding how to vote on the Reliant stock issuance proposal and the FABK merger proposal, respectively. This section summarizes many of those risks.

In addition, Reliant’s business is subject to numerous risks and uncertainties, including the risks and uncertainties described, in its Annual Report on Form 10-K for the year ended December 31, 2018, in addition to other filings Reliant has made with the SEC since the date of its most recently filed Annual Report on Form 10-K, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [•].

Risks Related to the FABK Mergers and FABK Bank Merger

Because the market price of Reliant common stock will fluctuate, the value of the FABK merger consideration to be received by FABK shareholders is uncertain.

In connection with the FABK merger, each share of FABK common stock (except for specified shares of FABK common stock held by Reliant, Merger Sub, or FABK and any dissenting shares) will be converted into the right to receive 1.17 shares of Reliant common stock and $3.00 in cash, without interest. The market value of the FABK merger consideration will fluctuate because the market value of the shares of Reliant common stock to be received as the FABK merger consideration will vary from the closing price of Reliant common stock on the date Reliant and FABK announced the FABK merger, on the date that this joint proxy statement/prospectus is mailed to Reliant and FABK shareholders, on the date of the Reliant special meeting and the FABK special meeting, and on the date the FABK merger is completed and thereafter. Any change in the market price of Reliant common stock prior to the completion of the FABK merger will affect the market value of the FABK merger consideration that FABK shareholders will receive upon completion of the FABK merger. Stock price changes may result from a variety of factors that are beyond the control of Reliant, including, but not limited to, general market and economic conditions, the TCB Holdings merger and developments related thereto, changes in Reliant’s business, operations, and prospects and regulatory considerations. Therefore, if you are a FABK shareholder, at the time of the FABK special meeting, you will not know the precise market value of the consideration FABK shareholders will receive at the effective time.

Depending on the amount the market price Reliant common stock fluctuates, FABK may have the right to terminate the FABK merger agreement prior to the closing; provided, however, Reliant will have the right to prevent FABK’s termination of the FABK merger agreement by increasing the consideration, the cash to be paid and/or increasing the exchange ratio, to an amount as set forth in the FABK merger agreement.

You should obtain current market quotations for shares of Reliant common stock.

The market price for Reliant common stock may be affected by factors different from those that historically have affected FABK.

Upon completion of the FABK merger, holders of FABK common stock will become holders of Reliant common stock. Reliant’s business differs in certain respects from that of FABK, and accordingly the results of operations of Reliant will be affected by some factors that are different from those currently affecting the results of operations of FABK. For a discussion of the businesses of Reliant and FABK and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” beginning on page [•], including, in particular, in the section entitled “Risk Factors” in Reliant’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2019 and September 30, 2019, and “Information About FABK” on page [•].

The market price of Reliant’s common stock may decline as a result of the FABK merger and/or TCB Holdings merger if, for example, Reliant does not achieve the perceived benefits and cost savings associated with the FABK merger and/or the TCB Holdings merger or the effect of the FABK merger and/or the TCB Holdings merger on Reliant’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the FABK merger and/or the TCB Holdings merger, Reliant’s shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks, and liabilities. Shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company, either of which could exert downward pressure on the market price of Reliant’s common stock.

The FABK merger may not be completed, which could have a material adverse effect on the business, future operations, and stock price of Reliant or FABK.

Completion of the FABK merger is subject to the satisfaction of certain closing conditions, including the receipt of all required regulatory approvals, including approval of the Federal Reserve and the TDFI. If Reliant is not successful in obtaining the required regulatory approvals, the FABK merger will not be completed. Even if the regulatory approvals are received, the timing of the regulatory approvals and any conditions imposed by the regulatory approvals could result in certain closing conditions of the FABK merger not being satisfied.

Consummation of the FABK merger is also conditioned upon the satisfaction of other customary closing conditions, including (1) the approval of the FABK merger proposal by FABK shareholders and the approval of the Reliant stock issuance proposal by Reliant shareholders, (2) the receipt of all required regulatory approvals, including approval of the Federal Reserve and the TDFI, (3) the absence of any order, decree, injunction, or law enjoining or prohibiting the FABK merger, (4) the effectiveness of a Registration Statement on Form S-4 for the shares to be issued by Reliant as partial consideration to FABK shareholders, of which this joint proxy statement/prospectus is a part, and (5) the authorization for listing on Nasdaq of the shares to be issued by Reliant in connection with the FABK merger. Each party’s obligation to complete the FABK merger is also subject to certain additional customary conditions. Additionally, Reliant’s obligation to complete the FABK merger is subject to holders of not more than 10% of the outstanding shares of FABK common stock perfecting their rights to dissent from the FABK merger. If a condition to a party’s obligation to consummate the FABK merger is not satisfied, that party may be able to terminate the FABK merger agreement and, in such case, the transaction would not be consummated. However, if a condition to a party’s obligation to consummate the FABK merger is not satisfied, that party may, subject to the extent allowed by law and the FABK merger agreement, waive such condition.

If the FABK merger is not completed, the respective businesses and financial results of Reliant and FABK may be adversely affected and will be subject to several risks, including the following:

•	the price of Reliant or FABK common stock may decline to the extent that its current market prices reflect a market assumption that the FABK merger will be completed;
•	having to pay significant costs relating to the FABK merger without receiving any benefits arising from the FABK merger;
•	negative reactions from customers, shareholders, and market analysts; and
•	the diversion of the focus of management to the FABK merger instead of on pursuing other opportunities that could have been beneficial to business of Reliant or FABK.

If the FABK merger agreement is terminated under certain circumstances, FABK may be required to pay a termination fee of $6.0 million to Reliant. For additional information, see “The FABK Merger Agreement – Termination of the FABK Merger Agreement” beginning on page [•].

Reliant may not be able to successfully integrate TCB Holdings or FABK or to realize the anticipated benefits of the mergers.

Reliant can provide no assurance that the FABK merger and/or the TCB Holdings merger will be consummated and the closing of the FABK merger is not a condition to the closing of the TCB Holdings merger nor is the closing of the TCB Holdings merger a condition to the closing of the FABK merger. In the event that the FABK merger and/or the TCB Holdings merger is consummated, a successful integration of FABK’s or TCB Holdings’

operations with Reliant’s operations will depend substantially on Reliant’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Reliant may not be able to combine its operations with the operations of FABK or TCB Holdings without encountering difficulties, such as:

•	the loss of key employees and customers;
•	the disruption of operations and business;
•	inability to maintain and increase competitive presence;
•	loan and deposit attrition, customer loss and revenue loss;
•	possible inconsistencies in standards, control procedures and policies;
•	unexpected problems with costs, operations, personnel, technology and credit; and/or
•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Reliant’s successful integration of FABK and/or TCB Holdings.

Further, Reliant entered into the FABK merger agreement and the TCB Holdings merger agreement with the expectation that the FABK merger and the TCB Holdings merger will result in various benefits, including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the FABK merger and the TCB Holdings merger is subject to a number of uncertainties, including whether Reliant integrates FABK and TCB Holdings in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of Reliant’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy that could materially and adversely affect Reliant’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Reliant’s and FABK’s historical and pro forma combined consolidated financial information may not be representative of Reliant’s results as a combined company.

The unaudited pro forma combined consolidated financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Reliant’s actual financial condition or results of operations would have been had the FABK merger and/or TCB Holdings merger been completed on the dates indicated. The unaudited pro forma combined consolidated financial statements reflect adjustments to illustrate the effect of the FABK merger and/or TCB Holdings merger had it been completed on the dates indicated. Such unaudited pro forma combined consolidated financial statements are based upon preliminary estimates to record the FABK and/or TCB Holdings identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see the section of this document entitled “Unaudited Pro Forma Combined Consolidated Financial Statements,” beginning on page [•].

Reliant’s future acquisitions, including the TCB Holdings merger, if consummated, could dilute your ownership in Reliant and may cause Reliant to become more susceptible to adverse economic events.

Reliant has acquired other companies using its common stock as consideration in the past and may acquire or make investments in banks and other complementary businesses using its common stock as consideration in the future. Reliant may issue additional shares of common stock to pay for such future acquisitions, including, if consummated, the TCB Holdings merger, which would dilute your ownership interest in Reliant. Future business acquisitions could be material to Reliant, and the degree of success achieved in acquiring and integrating these businesses into Reliant could have a material effect on the value of Reliant common stock. In addition, any acquisition could require Reliant to use substantial cash or other liquid assets or incur debt. In those events, Reliant could become more susceptible to economic downturns and competitive pressures.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the FABK merger agreement and the TCB Holdings merger agreement may be completed, approval of Reliant’s applications and notices filed with the Federal Reserve and the TDFI must be obtained. These governmental entities and regulatory agencies may impose conditions, limitations or costs, or place restrictions on Reliant’s business after the completion of the FABK merger and/or the TCB Holdings merger as a condition to the granting of such approvals or require changes to the terms of the FABK merger, the FABK bank merger, the TCB Holdings merger, or the TCB Holdings bank merger. Although Reliant and FABK do not currently expect that any material conditions or changes would be imposed, there can be no assurance that they will not be, and any such conditions or changes could have the effect of delaying completion of the transactions contemplated in the FABK merger agreement or imposing additional costs on or limiting the combined company’s revenues, any of which might have a material adverse effect on Reliant following the FABK merger and the FABK bank merger. There can be no assurance as to whether the required regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “The FABK Merger Agreement - Conditions to Consummation of the FABK Merger” beginning on page [•] for a discussion of the conditions to the completion of the FABK merger and for a description of the regulatory approvals that must be received in connection with the FABK merger and the FABK bank merger.

Reliant may fail to realize the cost savings anticipated from the FABK merger and/or the TCB Holdings merger.

Although Reliant anticipates that it will realize certain cost savings as to the operations of FABK, FAB, TCB Holdings, and CBT and otherwise from the FABK merger and the TCB Holdings merger if and when the operations of FABK, FAB, TCB Holdings, and CBT are fully integrated into Reliant’s and Reliant Bank’s operations, it is possible that Reliant may not realize all of the cost savings that it has estimated to be realized from the FABK merger and/or the TCB Holdings merger. For example, Reliant may be required to continue to operate or maintain functions that are currently expected to be combined or reduced as a result of the FABK merger and/or the TCB Holdings merger. The realization of the estimated cost savings also will depend on Reliant’s ability to combine the operations of Reliant and Reliant Bank with the operations of FABK, FAB, TCB Holdings, and CBT in a manner that permits those costs savings to be realized. If Reliant is not able to integrate the operations of FABK, FAB, TCB Holdings, and CBT into Reliant’s and Reliant Bank’s operations successfully to reduce the combined costs of conducting the integrated operations of the companies, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected. The failure to realize those cost savings could materially adversely affect the combined company’s financial condition, results of operations, capital, liquidity, or cash flows.

The issuance of the FABK merger consideration to FABK shareholders may decrease the market price of Reliant common stock.

As partial consideration for the FABK merger, Reliant will issue approximately [         ] shares of Reliant common stock to FABK shareholders. This transaction will result in Reliant’s current shareholders’ existing share ownership being diluted by an aggregate of approximately [         ] new shares, which represents [         ] % of Reliant’s outstanding common stock as of the last practicable date before the date of this proxy statement/prospectus. The dilution associated with the issuance of new shares of common stock in the FABK merger may result in fluctuations in the market price of Reliant common stock, including a stock price decrease, and could materially impair Reliant’s earnings per share and other per share financial metrics.

The combined company will incur significant transaction and merger-related costs in connection with the FABK merger and the TCB Holdings merger.

Reliant expects to incur significant costs associated with combining the operations of FABK, FAB, TCB Holdings, and CBT with the operations of Reliant and Reliant Bank. Reliant recently began collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of the businesses of Reliant, FABK, and TCB Holdings. Although Reliant expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the FABK merger and/or the TCB Holdings merger is consummated, Reliant will incur substantial expenses (such as legal, accounting, and financial advisory fees) in pursuing the FABK merger and/or the TCB Holdings merger that will adversely impact each company’s earnings.

The Reliant parties and the FABK parties will be subject to business uncertainties and contractual restrictions while the FABK merger is pending, which could adversely affect their business and operations.

Uncertainty about the effect of the FABK merger on employees and customers may have an adverse effect on the Reliant parties and FABK parties. Uncertainties surrounding the FABK merger may impair the ability of Reliant, FABK, Reliant Bank, or FAB to attract, retain and motivate key personnel until the FABK merger is completed, and could cause customers and others that deal with the banks to seek to change their existing business relationships.

Under the terms of the FABK merger agreement, each of Reliant, FABK, and FAB is subject to certain restrictions on its business prior to completing the FABK merger, which may adversely affect its ability to execute certain of its business strategies. In addition, the FABK merger agreement restricts FABK and FAB from taking other specified actions until the FABK merger occurs without the consent of Reliant, such as, but not limited to, acquiring or disposing of certain assets, incurring certain indebtedness, or incurring certain capital expenditures. These restrictions may prevent FABK and FAB from pursuing attractive business opportunities that may arise prior to the completion of the FABK merger. Such limitations could negatively impact FABK’s or Reliant’s businesses and operations prior to the completion of the FABK merger.

The termination fee and the restrictions on negotiation contained in the FABK merger agreement may discourage other companies from trying to acquire FABK.

Until the consummation of the FABK merger, with some exceptions, FABK is prohibited from soliciting, initiating, knowingly facilitating or encouraging, or participating in any discussion, negotiation or activity regarding an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Reliant. In addition, FABK has agreed to pay a termination fee of $6.0 million to Reliant if the FABK merger agreement is terminated under certain circumstances. See “The FABK Merger Agreement - Termination of the FABK Merger Agreement” beginning on page [•]. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FABK from considering or proposing such an acquisition that might result in greater value to FABK shareholders than the FABK merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire FABK than it might otherwise have proposed to pay.

Certain executive officers and directors of FABK have interests in the FABK merger different from, or in addition to, the interests of FABK shareholders.

Certain of FABK’s existing directors and executive officers have interests in the FABK merger that are different from, or in addition to, the interests of FABK’s shareholders generally. For example, two FABK Appointed Directors will be elected to the boards of Reliant and Reliant Bank effective as of or immediately following the effective time. Certain FABK executive officers have entered into employment agreements with Reliant and/or Reliant Bank which will take effect at the effective time. The FABK board of directors was aware of these interests when it approved and adopted the FABK merger agreement. See “The FABK Merger—Interests of Executive Officers and Directors of FABK in the FABK Merger” beginning on page [•].

The FABK merger and/or the TCB Holdings merger may distract Reliant’s management from its other responsibilities.

The acquisition of FABK and/or TCB Holdings could cause Reliant’s management to focus its time and energies in matters related to the acquisition and the integration of FABK and/or TCB Holdings into Reliant’s business that otherwise would be directed to the business and operations of Reliant. Any such distraction on the part of management, if significant, could affect Reliant’s ability to service existing business and develop new business and, as a result, could adversely affect its business and earnings and negatively impact the trading price of its common stock.

The fairness opinions of Reliant’s and FABK’s financial advisors delivered to the parties’ boards of directors prior to the parties signing the FABK merger agreement do not reflect any changes in circumstances since the date of the opinions.

The fairness opinion of Piper, Reliant’s financial advisor, was dated and delivered to the Reliant board of directors on October 22, 2019. Likewise, the fairness opinion of Raymond James, FABK’s financial advisor, was dated and delivered to the FABK board of directors on October 22, 2019. Changes in the operations and prospects of Reliant,

Reliant Bank, FABK, or FAB, general market and economic conditions, and other factors that may be beyond the control of Reliant, Reliant Bank, FABK, or FAB may alter the value of Reliant, Reliant Bank, FABK, or FAB, or the value of shares of FABK common stock or Reliant common stock, by the time the FABK merger is completed. The fairness opinions of Piper and Raymond James do not speak as of the date of this joint proxy statement/prospectus, at the time the FABK merger is completed, or as of any date other than the date of the respective fairness opinions. The fairness opinions of Piper and Raymond James are attached as Appendix C and Appendix D, respectively, to this joint proxy statement/prospectus. For a description of the fairness opinions, see “The FABK Merger—Opinion of Reliant’s Financial Advisor” and “The FABK Merger—Opinion of FABK’s Financial Advisor.”

Holders of Reliant and FABK common stock will have a reduced ownership and voting interest after the FABK merger and, if consummated, the TCB Holdings merger and will exercise less influence over management.

Holders of Reliant and FABK common stock currently have the right to vote in the election of the board of directors and on other matters affecting Reliant and FABK, respectively. Upon the completion of the FABK merger, each FABK shareholder who receives shares of Reliant common stock as FABK merger consideration will become a shareholder of Reliant with a percentage ownership of Reliant that is much smaller than such shareholder’s percentage ownership of FABK. It is currently expected that the shareholders of FABK as a group will receive shares of Reliant common stock constituting approximately [•] % of the current number of outstanding shares of Reliant common stock immediately after the effective time. As a result, current shareholders of Reliant as a group will own approximately [•] % of the outstanding shares of Reliant common stock immediately after the FABK merger assuming the TCB Holdings merger is not yet consummated at that time. If the TCB Holdings merger is consummated, the shareholders of FABK as a group will own an even smaller percentage of the outstanding shares of Reliant common stock immediately after the TCB Holdings merger. Because of this, FABK shareholders will have less influence on the management and policies of Reliant than they now have on the management and policies of FABK, and current shareholders of Reliant may have less influence than they now have on the management and policies of Reliant.

A portion of the FABK merger consideration received by FABK shareholders will generally be taxable.

A FABK shareholder generally will not recognize any gain or loss on the exchange of shares of FABK common stock into shares of Reliant common stock. However, a FABK shareholder generally will be taxed upon receipt of the cash portion of the FABK merger consideration in exchange for shares of FABK common stock or for any cash received in lieu of any fractional share of Reliant common stock or in connection with the cancellation for cash of any outstanding options to purchase FABK common stock. See “The FABK Merger — Material United States Federal Income Tax Consequences” beginning on page [•] for a more complete discussion of the United States federal income tax consequences of the FABK mergers.

The shares of Reliant common stock to be received by FABK shareholders as consideration for the FABK merger will have different rights from the shares of FABK common stock.

Upon completion of the FABK merger, FABK shareholders will become Reliant shareholders and their rights as shareholders will continue to be governed by Tennessee corporate law, and will additionally be governed by the Reliant charter and bylaws. The rights associated with FABK common stock are different from the rights associated with Reliant common stock. For example, under Tennessee law, dissenters’ rights are not available to holders of a class of stock that is traded on a national securities exchange, such as Reliant common stock, whereas generally under Tennessee, law dissenters’ rights are available to holders of a class of stock that is not traded on a national securities exchange, such as FABK common stock. Please see “Comparative Rights of Shareholders” beginning on page [•] for a further discussion of the different rights associated with Reliant common stock.

Other Risk Factors of Reliant

Reliant’s business is and will be subject to the risks described above. In addition, Reliant is and will continue to be subject to the risks described in Reliant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For the location of information incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page [•].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including the appendices hereto, are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “expect,” “may,” “will,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” “potential,” and other similar words and expressions of the future are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Reliant and FABK of the FABK merger, Reliant’s and FABK’s future financial and operating results (including the anticipated impact of the FABK merger on the combined company’s earnings per share and tangible book value) and Reliant’s and FABK’s plans and intentions.

All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Reliant and FABK to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and factors include, among others:

•	the risk that the cost savings and any revenue synergies from the FABK merger and/or the TCB Holdings merger may not be realized or take longer than anticipated to be realized;
•	the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the FABK merger and/or the TCB Holdings merger;
•	the effect of the announcement and pendency of the FABK merger and/or the TCB Holdings merger on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock;
•	the risk that the businesses and operations of FABK and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected;
•	the occurrence of any event, change, or other circumstances that could give rise to the termination of the FABK merger agreement or the TCB Holdings merger agreement;
•	the amount of costs, fees, expenses, and charges related to the FABK merger and/or the TCB Holdings merger, including those arising as a result of unexpected factors or events;
•	the ability to obtain the shareholder and governmental approvals required for the FABK merger and/or the TCB Holdings merger;
•	reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the FABK merger and/or the TCB Holdings merger;
•	the failure of any of the conditions to the closing of the FABK merger and/or the TCB Holdings merger to be satisfied, or any unexpected delay in closing the FABK merger and/or the TCB Holdings merger;
•	the dilution caused by Reliant’s issuance of additional shares of its common stock in the FABK merger and/or the TCB Holdings merger;
•	Reliant’s ability to simultaneously execute on two separate business combination transactions;
•	the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the FABK merger and/or the TCB Holdings merger; and
•	general competitive, economic, political, and market conditions.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this joint proxy statement/prospectus, and the “Risk Factors” sections of Reliant’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent Quarterly Reports on Form 10-Q, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [•].

Reliant and FABK urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made in this joint proxy statement/prospectus. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this joint proxy statement/prospectus or made by Reliant or FABK in any report, filing, document or information incorporated by reference in this joint proxy statement/prospectus, speaks only as of the date on which it is made. Neither Reliant nor FABK undertakes any obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, we caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, we caution you not to place undue reliance on the forward-looking statements contained in this joint proxy statement/prospectus or incorporated by reference herein.

RELIANT SPECIAL MEETING

General

This section contains information for Reliant shareholders about the Reliant special meeting that Reliant has called to allow its shareholders to consider and vote on the issuance of shares of Reliant common stock in connection with the FABK merger. Reliant is mailing this joint proxy statement/prospectus to Reliant shareholders on or about [         ], 2020. This joint proxy statement/prospectus is accompanied by a notice of the Reliant special meeting of Reliant shareholders and a form of proxy card that the Reliant board of directors is soliciting for use at the Reliant special meeting and at any postponements or adjournments of the Reliant special meeting.

Meeting Date, Time, and Place

The Reliant special meeting will be held on [         ], [         ], 2020, at [Reliant’s offices at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067], at [         ], local time.

Matters to be Considered

At the Reliant special meeting, Reliant shareholders will be asked to approve the Reliant stock issuance proposal and the Reliant adjournment proposal.

Record Date; Quorum

The Reliant board of directors has fixed the close of business on [         ], 2020 as the record date for determining the Reliant shareholders entitled to receive notice of and to vote at the Reliant special meeting. As of the Reliant record date, there were [         ] shares of Reliant common stock outstanding and entitled to vote at the Reliant special meeting held by approximately [         ] holders of record. Each share of Reliant common stock entitles the holder to one vote at the Reliant special meeting on each proposal to be considered at the Reliant special meeting. The presence at the Reliant special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Reliant common stock entitled to vote at the Reliant special meeting will constitute a quorum for the transaction of business. All shares of Reliant common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Reliant special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Vote Required; Treatment of Abstentions and Failure to Vote

Reliant stock issuance proposal:

•	Standard: Approval of the Reliant stock issuance proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Reliant stock issuance proposal, it will have no effect on the proposal.

Reliant adjournment proposal:

•	Standard: Approval of the Reliant adjournment proposal requires that the votes cast in favor of the proposal at the Reliant special meeting exceed the votes cast opposing the proposal at the Reliant special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Reliant special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Reliant adjournment proposal, it will have no effect on the proposal.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker, or other nominee that are represented at the Reliant special meeting, but with respect to which the bank, broker, or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker, or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of Reliant common stock in “street name,” your bank, broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker, or other nominee with this joint proxy statement/prospectus. Reliant believes that the proposals to be presented at the Reliant special meeting are “non-routine” proposals, and your bank, broker, or other nominee may not vote your shares without your specific voting instructions.

Shares Held by Officers and Directors

As of the Reliant record date, the directors and executive officers of Reliant and their affiliates, collectively, beneficially owned and were entitled to vote [         ] shares of Reliant common stock, representing approximately [         ]% of the outstanding shares of Reliant common stock. In connection with the execution of the FABK merger agreement, the directors of Reliant and Reliant Bank that executed voting agreements, collectively, beneficially owned and had the power to vote [•] shares of Reliant common stock, representing approximately [•]% of the outstanding shares of Reliant common stock on that date, have entered into agreements with Reliant in which they have agreed, among other things, to vote, or cause to be voted, those shares of Reliant common stock for the approval of the Reliant stock issuance proposal and for the approval of the Reliant adjournment proposal. As of the record date for the Reliant special meeting, excluding shares held in fiduciary or agency capacity, FABK and its subsidiaries did not own any shares of Reliant common stock.

Voting Agreements

Certain of the directors of Reliant, who collectively beneficially own and have the power to vote approximately [         ]% of Reliant’s common stock have entered into agreements in which they have agreed, among other things, to vote their shares of Reliant common stock in favor of the Reliant stock issuance proposal and the Reliant adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (a) the effective time or (b) the termination of the FABK merger agreement.

Voting of Proxies

Each copy of this joint proxy statement/prospectus mailed to Reliant shareholders is accompanied by a proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Reliant special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker, or nominee.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF RELIANT COMMON STOCK YOU OWN. Accordingly, if you are a Reliant shareholder of record, please sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Reliant special meeting in person.

All shares represented by valid proxies that Reliant receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Reliant stock issuance proposal and “FOR” the Reliant adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Reliant special meeting or at any adjournment or postponement of the Reliant special meeting. However, if other business properly comes before the Reliant special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies

If you hold your shares of Reliant common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Reliant’s Chief Financial Officer, (3) attending the Reliant special meeting in person, notifying Reliant’s Chief Financial Officer, and voting by ballot at the Reliant special meeting, or (4) voting by telephone or the Internet at a later time. Any shareholder entitled to vote in person at the Reliant special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Reliant’s Chief Financial Officer and actually voting in person) of a shareholder at the Reliant special meeting will not constitute revocation of a previously given proxy. Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Reliant Bancorp, Inc.
6100 Tower Circle, Suite 120
Franklin, Tennessee 37067
Attention: J. Dan Dellinger, Chief Financial Officer
(615) 221-2003

If your shares of Reliant common stock are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or nominee regarding the revocation of proxies.

Solicitation of Proxies

Reliant, on behalf of the Reliant board of directors, is soliciting proxies from Reliant shareholders in connection with the Reliant special meeting. Reliant will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Reliant will request that banks, brokers, nominees and other record holders send proxies and proxy materials to the beneficial owners of Reliant common stock and secure their voting instructions. In addition to solicitation by mail, directors, officers, and employees of Reliant may solicit proxies for the Reliant special meeting from Reliant shareholders personally or by telephone, the Internet or other electronic means. However, Reliant’s directors, officers and employees will not be paid any special or extra compensation for soliciting such proxies.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Reliant, Reliant Bank, FABK, FAB, or any other person.

Recommendation of the Reliant Board of Directors

The Reliant board of directors has determined that the transactions contemplated by the FABK merger agreement, including the FABK mergers and the FABK bank merger, each on the terms and conditions set forth in the FABK merger agreement, are in the best interests of Reliant and its shareholders and has adopted the FABK merger agreement. The Reliant board of directors recommends that Reliant shareholders vote “FOR” the Reliant stock issuance proposal and “FOR” the Reliant adjournment proposal. See “The FABK Merger – Reliant’s Reasons for the FABK Merger; Recommendation of the Reliant Board of Directors” beginning on page [•] for a more detailed discussion of the Reliant board of directors’ recommendation.

In the course of reaching its decision to adopt the FABK merger agreement and approve the FABK mergers, Reliant’s board of directors, among other things, consulted with its legal advisors, Butler Snow, regarding the legal terms of the FABK merger agreement, and with its financial advisor, Piper, as to the fairness, from a financial point of view and as of the date of the opinion, to Reliant of the FABK merger consideration to be issued and paid in the FABK merger. For a discussion of the factors considered by Reliant’s board of directors in reaching its conclusion, see “The FABK Merger – Reliant’s Reasons for the FABK Merger; Recommendation of the Reliant Board of Directors.”

Dissenters’ Rights

Holders of Reliant common stock are not, under the Tennessee Business Corporation Act, entitled to dissent from the FABK merger, or the other transactions contemplated by the FABK merger agreement, and obtain payment of the fair value of their Reliant common stock shares.

Attending the Reliant Special Meeting

All holders of Reliant common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the Reliant special meeting. Shareholders of record of Reliant common stock can vote in person at the Reliant special meeting. If you are not a shareholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the Reliant special meeting. If you plan to attend the Reliant special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Reliant reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the Reliant special meeting is prohibited without Reliant’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

Only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Reliant sharing an address unless Reliant has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, nominees or other holders of record. Shareholders may request a separate copy of this joint proxy statement/prospectus at a shared address to which a single copy of the document was sent. Reliant’s shareholders may submit such requests to J. Dan Dellinger, Reliant’s Chief Financial Officer, by mail at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, or by telephone at (615) 221-2003.

Assistance

If you are a holder of Reliant common stock and you have any questions concerning the FABK merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Reliant common stock, please contact J. Dan Dellinger, Reliant’s Chief Financial Officer, by mail at 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, or by telephone at (615) 221-2003.

PROPOSAL NO. 1—RELIANT STOCK ISSUANCE PROPOSAL

Reliant is asking its shareholders to approve the issuance of shares of Reliant common stock in connection with the FABK merger pursuant to the FABK merger agreement. Holders of Reliant common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices and the documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information concerning the FABK merger agreement and the FABK mergers, the FABK bank merger and the other transactions contemplated thereby. A copy of the FABK merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Reliant board of directors adopted the FABK merger agreement and approved the FABK mergers, the FABK bank merger and the issuance of Reliant common stock in the FABK merger pursuant to the FABK merger agreement and declared the FABK merger agreement and the transactions contemplated thereby, including the FABK mergers, the FABK bank merger and the share issuance, to be advisable and in the best interests of Reliant. See “The FABK Merger – Reliant’s Reasons for the FABK Merger; Recommendation of the Reliant Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Reliant board of directors’ recommendation.

The Reliant board of directors recommends a vote “FOR” the Reliant share issuance proposal.

PROPOSAL NO. 2—RELIANT ADJOURNMENT PROPOSAL

The Reliant special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Reliant share issuance proposal.

If, at the Reliant special meeting, the number of shares of Reliant common stock present or represented and voting in favor of the Reliant share issuance proposal is insufficient to approve such proposal, Reliant intends to move to adjourn the Reliant special meeting in order to solicit additional proxies for the approval of the Reliant share issuance proposal. Except as required by the Tennessee Business Corporation Act, the Reliant board of directors is not required to fix a new record date to determine the Reliant shareholders entitled to vote at the adjourned Reliant special meeting. At the adjourned Reliant special meeting, any business may be transacted which might have been transacted at the Reliant special meeting. If the Reliant board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned Reliant special meeting other than an announcement at the Reliant special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original Reliant special meeting. If a new record date is fixed, notice of the adjourned Reliant special meeting shall be given as in the case of the original Reliant special meeting.

In this proposal, Reliant is asking holders of Reliant common stock to authorize the holder of any proxy solicited by the Reliant board of directors on a discretionary basis to vote in favor of adjourning the Reliant special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Reliant common stock who have previously voted.

The Reliant board of directors unanimously recommends a vote “FOR” the Reliant adjournment proposal.

FABK SPECIAL MEETING

General

This section contains information for FABK shareholders about the FABK special meeting that FABK has called to allow its shareholders to consider and vote on the FABK merger. FABK is mailing this joint proxy statement/prospectus to FABK shareholders on or about [         ], 2020. This joint proxy statement/prospectus is accompanied by a notice of the FABK special meeting of FABK shareholders and a form of proxy card that the FABK board of directors is soliciting for use at the FABK special meeting and at any postponements or adjournments of the FABK special meeting.

Meeting Date, Time, and Place

The FABK special meeting will be held on [         ], [         ], 2020, at [FAB’s North Clarksville Branch, 1800 Ft. Campbell Blvd., Clarksville, Tennessee], at [         ], local time.

Matters to be Considered

At the FABK special meeting, FABK shareholders will be asked to:

•	approve the FABK merger proposal; and
•	approve the FABK adjournment proposal.

Each copy of this joint proxy statement/prospectus mailed to FABK shareholders is accompanied by a proxy form for use at the FABK special meeting.

Record Date; Quorum

The FABK board of directors has fixed the close of business on [         ], 2020 as the record date for determining the FABK shareholders entitled to receive notice of and to vote at the FABK special meeting. As of the record date, there were [         ] shares of FABK common stock outstanding and entitled to vote at the FABK special meeting held by approximately [         ] holders of record. Each share of FABK common stock entitles the holder to one vote at the FABK special meeting on each proposal to be considered at the FABK special meeting. The presence at the FABK special meeting, in person or by proxy, of holders of a majority of the outstanding shares of FABK common stock entitled to vote at the FABK special meeting will constitute a quorum for the transaction of business. All shares of FABK common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the FABK special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Vote Required; Treatment of Abstentions and Failure to Vote

FABK merger proposal:

•	Standard: Approval of the FABK merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of FABK common stock.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FABK special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the FABK merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FABK adjournment proposal:

•	Standard: Approval of the FABK adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the FABK special meeting.
•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FABK special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the FABK adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker, or other nominee that are represented at the FABK special meeting, but with respect to which the bank, broker, or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker, or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of FABK common stock in “street name,” your bank, broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker, or other nominee with this joint proxy statement/prospectus. FABK believes that the proposals to be presented at the FABK special meeting are “non-routine” proposals, and your bank, broker, or other nominee may not vote your shares without your specific voting instructions. Therefore, if you are a FABK shareholder and you fail to direct your bank, broker, or other nominee to vote your shares, it could have the same effect as voting against the FABK merger proposal and, if a quorum is present, no effect on the FABK adjournment proposal.

Participants in the ESOP or the 401(k) Plan

If you participate in the FAB Employee Stock Ownership Plan (the “ESOP”) or if you invest in FABK common stock through the FABK stock fund in the FAB 401(k) and Profit Sharing Plan (the “401(k) Plan”), you will receive a vote authorization form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the ESOP, all allocated shares of FABK common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of FABK common stock held by the ESOP and allocated shares for which no timely voting instructions are received are voted by the ESOP trustee in the same proportion as shares for which the trustee has received timely voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the stock fund trustee of the 401(k) Plan how to vote the shares in the FABK stock fund credited to his or her account. The stock fund trustee will vote all shares for which it does not receive timely voting instructions from participants in the same proportion as shares for which the trustee received voting instructions. The deadline for returning your vote authorization forms is [         ], 2020.

Shares Held by Officers and Directors

As of the record date, the directors and executive officers of FABK and their affiliates collectively beneficially owned and were entitled to vote [         ] shares of FABK common stock, representing approximately [         ]% of the outstanding shares of FABK common stock. In connection with the execution of the FABK merger agreement, the directors of FABK, who collectively beneficially own and have the power to vote approximately [         ]% of the outstanding FABK common stock, have entered into agreements with Reliant in which they have agreed, among other things, to vote, or cause to be voted, those shares of FABK common stock for the approval of the FABK merger proposal and the FABK adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (a) the effective time or (b) the termination of the FABK merger agreement. As of the record date, excluding shares held in a fiduciary or agency capacity, Reliant and its subsidiaries did not own any shares of FABK common stock.

Voting of Proxies

Each copy of this joint proxy statement/prospectus mailed to FABK shareholders is accompanied by a proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the FABK special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker or nominee.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FABK COMMON STOCK YOU OWN. Accordingly, if you are a FABK shareholder of record, please sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the FABK special meeting in person.

All shares represented by valid proxies that FABK receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the FABK merger proposal and “FOR” the FABK adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the FABK special meeting or at any adjournment or postponement of the FABK special meeting. However, if other business properly comes before the FABK special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies

If you hold your shares of FABK common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to FABK’s Corporate Secretary, (3) attending the FABK special meeting in person, notifying FABK’s Corporate Secretary, and voting by ballot at the FABK special meeting, or (4) voting by telephone or the Internet at a later time. Any shareholder entitled to vote in person at the FABK special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying FABK’s Corporate Secretary and actually voting in person) of a shareholder at the FABK special meeting will not constitute revocation of a previously given proxy. Written notices of revocation and other communications about revoking your proxy card should be addressed to:

First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee 37040
Attention: Jerry Cooksey, Corporate Secretary
(931) 552-6176

If your shares of FABK common stock are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or nominee regarding the revocation of proxies.

Solicitation of Proxies

FABK, on behalf of FABK’s board of directors, is soliciting your proxy in connection with the FABK merger. FABK will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, FABK will request that banks, brokers, nominees and other record holders send proxies and proxy materials to the beneficial owners of FABK common stock and secure their voting instructions. In addition to solicitation by mail, directors, officers, and employees of FABK may solicit proxies for the FABK special meeting from FABK shareholders personally or by telephone, the Internet or other electronic means. However, FABK’s directors, officers and employees will not be paid any special or extra compensation for soliciting such proxies.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Reliant, FABK, FAB or any other person.

Recommendation of the Board of Directors

The FABK board of directors has determined that the transactions contemplated by the FABK merger agreement, including the FABK merger and the FABK bank merger, each on the terms and conditions set forth in the FABK merger agreement, are in the best interests of FABK and its shareholders and has adopted the FABK merger agreement. The FABK board of directors recommends that FABK shareholders vote “FOR” the FABK merger proposal and “FOR” the FABK adjournment proposal. See “The FABK Merger - FABK’s Reasons for the FABK Merger; Recommendation of the FABK Board of Directors” for a more detailed discussion of the FABK board of directors’ recommendation.

In the course of reaching its decision to adopt the FABK merger agreement and approve the FABK merger, FABK’s board of directors, among other things, consulted with its legal advisors, KTS, regarding the legal terms of the FABK merger agreement, and with its financial advisor, Raymond James, as to the fairness, from a financial point of view and as of the date of the opinion, to shareholders of FABK of the FABK merger consideration. For a discussion of the factors considered by FABK’s board of directors in reaching its conclusion, see “The FABK Merger - FABK’s Reasons for the FABK Merger; Recommendation of the FABK Board of Directors.”

Dissenters’ Rights

Holders of FABK common stock who comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act are entitled to dissent from the FABK merger and receive payment of the fair value of their shares of FABK common stock if the FABK merger is consummated. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this joint proxy statement/prospectus. Please see the section entitled “The FABK Merger - Dissenters’ Rights” beginning on page [•] for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to FABK before the vote on the FABK merger proposal is taken, and the shareholder does not vote in favor of the FABK merger proposal.

Attending the FABK Special Meeting

All holders of FABK common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the FABK special meeting. Shareholders of record of FABK common stock can vote in person at the FABK special meeting. If you are not a shareholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the FABK special meeting. If you plan to attend the FABK special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. FABK reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the FABK special meeting is prohibited without FABK’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

Only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of FABK sharing an address unless FABK has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, nominees or other holders of record. Shareholders may request a separate copy of this joint proxy statement/prospectus at a shared address to which a single copy of the document was sent. FABK shareholders may submit such requests to Jerry Cooksey, Chief Financial Officer, by mail at 1430 Madison Street, Clarksville, Tennessee 37040, or by phone at (931) 552-6176.

Assistance

If you are a holder of FABK common stock and you have any questions concerning the FABK merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of FABK common stock, please contact Jerry Cooksey, Chief Financial Officer, at (931) 552-6176.

PROPOSAL NO. 1—THE FABK MERGER

The following is a summary of certain terms and conditions of the FABK merger and the FABK merger agreement. You are urged to read the FABK merger agreement carefully, and a copy of the FABK merger agreement is attached as Appendix A to this joint proxy statement/prospectus.

General

FABK’s board of directors is using this document to solicit proxies from the holders of FABK common stock for use at the FABK special meeting. At the FABK special meeting, holders of FABK common stock will be asked to vote upon, among other things, the approval of the FABK merger agreement.

The FABK mergers and the FABK bank merger will not be completed unless, among other things, holders of FABK’s common stock approve the FABK merger agreement by the requisite vote.

This section of this joint proxy statement/prospectus describes certain aspects of the FABK merger, including the background of the FABK merger and the parties’ reasons for the FABK merger.

Transaction Structure

Each of the board of directors of Reliant, Merger Sub, and FABK has adopted the FABK merger agreement. Under the FABK merger agreement, Merger Sub will merge with and into FABK, with FABK to be the surviving corporation and to become a wholly owned subsidiary of Reliant. As soon as reasonably practicable following the FABK merger and as part of a single integrated transaction, FABK will merge with and into Reliant, with Reliant to be the surviving corporation. At the effective time of the second step merger, the separate corporate existence of FABK will cease and Reliant, as the surviving corporation of the second step merger, will continue as a bank holding company chartered under Tennessee law. Following the second step merger, the charter and bylaws of Reliant as in effect immediately prior to the second step merger will serve as the charter and bylaws of the surviving corporation, until amended in accordance with applicable law.

Immediately following the FABK mergers, FAB will merge with and into Reliant Bank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by FAB and Reliant Bank simultaneously with the parties’ execution of the FABK merger agreement, with Reliant Bank to be the bank to survive the FABK bank merger. At the effective time of the FABK bank merger, the separate corporate existence of FAB will cease and Reliant Bank, as the surviving bank of the FABK bank merger, will continue as a banking corporation chartered under Tennessee law. Following the FABK bank merger, Reliant Bank will remain a wholly owned subsidiary of Reliant. The charter and bylaws of Reliant Bank as in effect immediately prior to the FABK bank merger will serve as the charter and bylaws of the surviving bank, until amended in accordance with applicable law.

FABK Merger Proposal

At the FABK special meeting, holders of FABK common stock will be asked to vote to approve the FABK merger agreement and the FABK merger. The FABK merger will not be completed unless FABK’s shareholders approve the FABK merger agreement.

Background of the FABK Merger

The FABK board of directors has regularly reviewed and discussed FABK’s business strategy, performance and prospects in the context of the national and local economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these reviews and discussions have included possible strategic initiatives available to FABK, such as capital management strategies, potential acquisitions, and business combinations involving other financial institutions. These reviews and discussions included review of the merger and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for FABK. In connection with the evaluations of these strategic alternatives, Earl Bradley, Chief Executive Officer of FABK, has had, from time to time, informal discussions with representatives of other financial institutions, including Reliant, and has updated the FABK board of directors regarding such discussions.

As part of their ongoing efforts to enhance shareholder value, the board of directors and senior management of Reliant regularly review, consider, and evaluate the company’s strategic direction, business objectives, and long-term prospects. Reliant’s board of directors and senior management routinely review and assess various strategic alternatives, including growth strategies (organic growth, growth via merger, and growth via acquisitions), capital planning, and potential earnings improvement through revenue increases, expense reductions, and strategic mergers. The board of directors and senior management of Reliant also routinely review and assess the state of the banking industry generally (including its impact on Reliant Bank), including the economic, interest rate, and regulatory environment; the competitive landscape for community banks; public trading prices of bank stocks; and bank merger and acquisition activity and valuations. From time to time, the board of directors and senior management of Reliant have considered and discussed potential benefits available via acquisitions of smaller banks or a merger with a more similarly sized financial institution, including economies of scale, geographic distribution of risk, and shareholder value creation.

In recent years, in addition to pursuing organic loan and deposit growth and implementing its capital planning strategies, Reliant, with the assistance of outside advisors, has repeatedly evaluated the community bank merger and acquisition market and potential merger partners and acquisition candidates. The board of directors and senior management of Reliant have from time to time had discussions with investment bankers and other financial institutions in an effort to remain knowledgeable of the current state of the market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to a business combination. These contacts have occurred through both formal and informal meetings and telephone calls and impromptu meetings at investor conferences, banking industry conferences, and social settings.

On April 19, 2017, at a regularly scheduled meeting of the FABK board of directors, the board was advised by a representative of a financial advisor to another company, “Company A”, of Company A’s interest in pursuing a merger with FABK. A representative of FABK’s special counsel, KTS, was present at the meeting by telephone. After a discussion regarding the potential strategic partners for FABK in the market area, management recommended that FABK provide information to Company A so as to permit Company A the opportunity to prepare a proposal for the FABK board of directors to consider. On June 5, 2017, FABK received a non-binding indication of interest from Company A. The offer contemplated a purchase price of $20.50 to $21.50 per share payable in 80% stock and 20% cash with a fixed exchange ratio.

At a special meeting of the FABK board of directors held on June 9, 2017, Mr. Bradley, updated the board regarding discussions and meetings with Company A and Company A’s non-binding indication of interest. FABK management expressed disappointment with the price proposed by Company A and expressed a desire to pursue efforts to improve the terms of Company A’s offer. A representative of KTS was also present at the meeting and discussed the need for the FABK board of directors to engage an independent financial advisor. Also present at the meeting were representatives of Raymond James. Mr. Bradley introduced the Raymond James representatives present at the meeting and reviewed with the FABK board of directors the interview process that led to management’s recommendation that the board should engage Raymond James as FABK’s independent financial advisor. A representative of Raymond James provided the FABK board of directors with an overview on the financial institution mergers and acquisitions market, including a preliminary valuation of FABK in a merger context. The Raymond James representative then provided an analysis of the proposal received from Company A, noting that Company A’s proposal was at the low end of the valuation range. The FABK board of directors determined to continue discussions with Company A to evaluate whether a business combination with Company A would be in FABK’s shareholders’ best interests. Company A and FABK performed diligence on one another in June, July, and August 2017. During this period, Mr. Bradley met several times with representatives of Company A. The FABK board of directors approved the engagement of Raymond James to serve as FABK’s financial advisor and investment banker in connection with FABK’s assessment of its strategic alternatives, including a potential merger with a third party. Raymond James was engaged on June 13, 2017.

On June 21, 2017, the FABK board of directors formed the Strategic Committee to among other things, (i) assist the board in determining whether a particular business combination is advisable and in the best interests of FABK and its shareholders, and (ii) evaluate and negotiate the terms of a particular business combination, subject to the final approval of the full board. Directors Bradley, John Halliburton, and Lawson Mabry were appointed as members of the Strategic Committee.

At a regularly scheduled FABK board of directors meeting held on August 16, 2017, members of FABK’s senior management team, together with a representative of Raymond James and a representative of KTS who were present by telephone, updated the board on FABK’s evaluation of its strategic alternatives, including its ongoing discussions with and due diligence of Company A. Mr. Bradley shared his concerns regarding Company A, including its lack of progress in the reverse diligence process and concerns with respect to Company A’s business plan. Mr. Bradley also advised the FABK board of directors of informal discussions he had had with representatives of other companies. Company A’s loan portfolio was discussed, and the FABK board of directors determined to request that a third party loan review be performed on the loan portfolio.

The representative of Raymond James present at the meeting advised the FABK board of directors of his discussions with representatives from other financial institutions who expressed interest in meeting with FABK to discuss the possibility of a business combination with FABK. Mr. Bradley noted that Company A was expecting a response to its non-binding indication of interest. A discussion followed regarding questions the FABK board of directors had with respect to Company A, including the value of Company A’s offer to acquire FABK in an 80% stock transaction with a fixed exchange ratio. Following the discussion, the FABK board of directors determined to meet with Company A’s President and Chief Executive Officer with the goal of enabling the board to further evaluate the Company A opportunity, including the value of Company A’s currency. In was also discussed that the representative of Raymond James would continue discussions with other companies.

On September 12, 2017, FABK received an updated non-binding indication of interest from Company A, whereby Company A revised its indication to a 100% stock proposal with an increased exchange ratio, resulting in an implied value of the merger consideration of $24.69 per share. At a regularly scheduled meeting of the FABK board of directors that day, a representative of Raymond James reviewed the updated indication of interest with the board. After a discussion on Company A’s indication of interest and the status of the ongoing due diligence review process, the board determined to authorize management and the board’s Strategic Committee to negotiate a letter of intent with Company A, subject to Company A’s agreement to modify certain terms of its updated non-binding indication of interest. FABK entered into the non-binding indication of interest with Company A on September 13, 2017. FABK continued its reverse due diligence review of Company A. On September 28, 2017, an independent third party provided FABK with an assessment of its review of Company A’s loan portfolio. On September 29, 2017, FABK concluded its reverse due diligence process and determined to terminate discussions with Company A regarding a potential business combination, citing concerns over Company A’s business plan and loan portfolio.

At a meeting of the FABK board of directors held on October 18, 2017 at which representatives of Raymond James and KTS were present via telephone, the FABK board of directors determined to conduct a limited auction process to identify a potential strategic partner. The FABK board of directors instructed that Raymond James work with senior FABK management and the Strategic Committee to identify an updated list of potential business combination partners for FABK and to contact such potential partners to assess their interest in a possible business combination with FABK. Thereafter, management of FABK, with Raymond James’ assistance, selected 20 financial institutions to contact with respect to a possible business combination with FABK, one of which was Reliant. These institutions were considered by FABK and Raymond James to have the highest likelihood of engaging in a transaction with FABK, taking into account capacity to pay, strategic rationale and perceived ability to obtain required regulatory approvals. Of the 20 financial institutions contacted, 10 executed non-disclosure agreements and received financial information regarding FABK. Another company, “Company B,” who executed the non-disclosure agreement and received information from FABK, indicated that it needed time to process another strategic initiative, but would be interested in discussing a transaction at a later date.

On November 30, 2017, FABK received one non-binding indication of interest from “Company C” to acquire all FABK shares for $19.00 per share in cash, stock or a combination of cash and stock. At a meeting of the FABK board of directors held on December 6, 2017, the FABK board of directors determined not to accept Company C’s non-binding offer and terminated discussions with Company C.

On March 23, 2018, a representative from the financial advisor to another financial institution, “Company D,” contacted Raymond James and requested a meeting between representatives of Company D and FABK. Company D executed a non-disclosure agreement and the parties exchanged financial information and held a number of meetings at which they discussed a possible business combination between Company D and FABK. On June 4, 2018, Company D submitted a non-binding indication of interest to FABK at a purchase price ranging from $97 million to $106 million, subject to certain adjustments. Company D and FABK held numerous meetings and performed due diligence on each other over the next several months, during which time Company D modified and submitted several updated non-binding indications of interest. On August 8, 2018,

FABK executed Company’s D’s updated non-binding indication of interest and which granted Company D exclusive rights to negotiate with FABK. Between August and November 2018, FABK and Company D negotiated the terms of an asset purchase agreement pursuant to which Company D would acquire FABK. On November 14, 2018, Company D submitted to FABK an updated indication of interest that fundamentally changed the structure of the proposed transaction, such that Company D would not assume all of FABK’s liabilities and potential liabilities. FABK advised Company D that the revised structure of the proposed transaction was prohibitive for FABK to be able to continue to pursue the transaction, and expressed an interest in pursuing the transaction structured as originally contemplated and as set forth in the previously executed indication of interest. Company D did not agree to revert to the original transaction structure. Following discussions with Raymond James and KTS, FABK terminated discussions with Company D regarding a potential transaction with Company D on December 5, 2018.

Following the termination of discussions with Company D, the FABK board of directors determined to focus on strategic initiatives to position FABK to operate as an independent entity. During this time, management presented a strategic plan to the FABK board of directors which assumed operating as an independent financial institution, and focused on continued growth in the loan portfolio, continued growth in the Nashville market, management of expenses and maintaining its strong level of earnings. In addition, FABK looked for opportunities to acquire smaller banks in its market and had preliminary discussions with one bank. At the same time, the board remained open to a business combination with a larger financial institution.

From March to May 2019, a representative of Raymond James communicated with five financial institutions, including Reliant, regarding the possibility of a potential business combination with FABK. Each of the companies executed a non-disclosure agreement with FABK and held discussions with FABK’s management regarding a business combination. Following these discussions, Company B and Reliant each expressed an interest in pursuing a business combination with FABK.

On May 31, 2019, Reliant’s Executive Committee, consisting of DeVan Ard, Trim Beasley, Brown Daniel, Sharon Edwards, and Darrell Freeman, met with a representative from Piper, Reliant’s financial advisor in connection with a potential transaction with FABK. The committee met to discuss FABK broadly as well as its manufactured housing lending operations. In addition, Alan Mims, Reliant Bank’s chief credit officer, presented FABK’s credit background. After some discussion, Reliant’s Executive Committee unanimously approved pursuing a potential acquisition of FABK.

On June 10, 2019, Reliant submitted a non-binding indication of interest to acquire all shares of FABK common stock in a 100% stock transaction with a fixed exchange ratio having an implied transaction value of $28.67 per share. On June 24, 2019, Reliant’s management team along with representatives from Piper held a teleconference to discuss the potential acquisition of FABK as well as revising its June 10, 2019 non-binding indication of interest. On June 28, 2019, Company B submitted a non-binding indication of interest to acquire all shares of FABK common stock at a purchase price between $26.75 and $27.75 per share in a 100% stock transaction with a fixed exchange ratio. On July 9, 2019, Reliant revised its indication of interest to a 90% stock / 10% cash transaction with a fixed exchange ratio and an implied price per share of $30.19.

The FABK board of directors held a special meeting on July 10, 2019. Representatives of Raymond James and KTS were present at the meeting by telephone. The representative of Raymond James reviewed the pricing terms of each of Company B’s and Reliant’s indications of interest. While Reliant’s proposed transaction provided for a higher level of consideration, Reliant was currently pursuing another acquisition and had requested 90 days within which to conduct confirmatory due diligence on FABK and negotiate the terms of a definitive agreement with FABK. After a detailed discussion, the FABK board of directors determined to pursue a business combination with Reliant, subject to Reliant agreeing to accept certain revisions to its non-binding indication of interest.

Representatives of Reliant and FABK negotiated the terms of Reliant’s non-binding indication of interest between July 10, 2019 and July 17, 2019. On July 15, 2019, Mr. Ard held a teleconference with representatives from Piper as well as a representative from Reliant’s legal counsel, Butler Snow, to discuss revising Reliant’s prior July 9, 2019 indication of interest as well as logistics regarding pursuing a potential acquisition of FABK. At a special meeting of the FABK board of directors held on July 17, 2019, members of FABK’s senior management discussed the timing and key employee concerns related to pursuing a transaction with Reliant including those discussed at the board’s July 10, 2019 meeting. In particular, there was concern regarding the lengthy period of time that Reliant required to pursue a transaction while simultaneously pursuing a second transaction with an unknown third party. At the same time, FABK management advised the FABK board of directors that Company B continued to express interest in a transaction with FABK and had committed to proceed promptly with due diligence and the negotiation of a definitive agreement if FABK chose to pursue a business combination with Company B.

The FABK board of directors had a detailed discussion on the merits of pursuing a transaction with Reliant, as compared to the prospects of pursuing a transaction with Company B. Following this discussion, the FABK board of directors determined to pursue a transaction with Company B, subject to Company B agreeing to revise certain terms of its non-binding indication of interest and the satisfactory completion of reverse due diligence. FABK and Company B negotiated revised terms of Company B’s non-binding indication of interest and executed the non-binding indication of interest on July 18, 2019. The indication of interest provided that FABK and Company B would negotiate with each other on an exclusive basis for 45 days.

FABK conducted reverse due diligence on Company B from July 18, 2019 until July 26, 2019. On July 27, 2019, members of FABK’s senior management met with the Strategic Committee to discuss its concerns regarding the results of FABK’s reverse due diligence on Company B, the contemporaneous decline in the value of Company B’s stock price, the improved earnings recently reported by Reliant and the increase in Reliant’s stock price. Based on the foregoing, the Strategic Committee recommended to terminate discussions with Company B regarding a potential strategic partnership, and to attempt to reengage with Reliant regarding pursuing a business combination with Reliant. The Strategic Committee reported this recommendation to the remaining members of the FABK board of directors, each of whom concurred with this recommendation. On July 27, 2019, Mr. Bradley contacted and advised the President and Chief Executive Officer of Company B of FABK’s determination to terminate discussions, and the two verbally agreed to execute a release with respect to the exclusivity requirements of the July 18, 2019 indication of interest. KTS delivered a release to Company B’s legal counsel that night and the release was executed by Company B on July 31, 2019.

On August 1, 2019, Mr. DeVan Ard, President and Chief Executive Officer of Reliant, made an unsolicited call to Mr. Bradley to communicate Reliant’s continued interest in pursuing a business combination with FABK on terms substantially similar to Reliant’s July 9, 2019 non-binding indication of interest. Mr. Bradley advised that he was unable to discuss the matter at that time. On August 2, 2019, Company B delivered to FABK the executed release with respect to the exclusivity requirements of Company B’s July 18, 2019 indication of interest. Following receipt of this signed agreement, Mr. Bradley contacted Mr. Ard to express FABK’s interest in reengaging in discussions with Reliant regarding a business combination. Later that day, Reliant submitted a non-binding indication of interest to acquire all shares of FABK common stock for 1.17 shares of Reliant common stock and $3.00 per share in cash, which represented an implied transaction value of $31.61 per share. That evening, the Strategic Committee met to review and discuss Reliant’s non-binding indication of interest with a representative of Raymond James. They also discussed how the timing concerns relating to pursuing a transaction with Reliant would be addressed. Following this discussion, the Strategic Committee approved and instructed Mr. Bradley to execute Reliant’s non-binding indication of interest, which included an exclusivity provision.

From August 3, 2019 until mid-September 2019, FABK and Reliant continued their respective due diligence investigations on one another. On August 7, 2019, Reliant’s executive leadership met and discussed, among other things, the status of ongoing due diligence concerning FABK and the potential transaction. On September 20, 2019, Reliant’s counsel, Butler Snow, delivered to KTS an initial draft of the FABK merger agreement. On September 30, 2019, FABK and Reliant executed an extension of their exclusivity agreement until October 31, 2019. On September 27, 2019, KTS provided Butler Snow with a revised draft of the FABK merger agreement. Between September 27, 2019 and October 22, 2019, Butler Snow and KTS exchanged drafts of the FABK merger agreement and Butler Snow provided drafts of other transaction documents, including voting and lock-up agreements to be entered into by FABK directors and voting agreements to Reliant to be entered into by Reliant directors, and the two law firms worked towards finalizing the terms and conditions of the transaction.

On October 2, 2019, Reliant’s executive leadership as well as representatives from Piper held a telephonic conference call to discuss transaction progress and, issues with and proposed revisions to the draft FABK merger agreement as well as FABK’s manufactured housing loan portfolio. On October 3, 2019, members of the Reliant Executive Committee met with several members of the FABK board of directors and discussed prospective additions to the Reliant board of directors from current members of the FABK board of directors.

On October 8, 2019, members of the Strategic Committee held a series of telephonic conference calls to discuss transaction progress and issues with and proposed revisions to the draft FABK merger agreement, including retention agreements for key employees.

On October 19, 2019, the Strategic Committee held a telephonic meeting to discuss the employee retention issues and letter agreements that certain key employees would be requested to execute in connection with the execution of a definitive agreement. The Strategic Committee held a detailed discussion which included discussions regarding employee benefit matters, the definitive agreement’s representations and warranties, the definitive agreement’s minimum capital requirements, Reliant’s ability to terminate the definitive agreement if FABK’s equity capital decreased below $73,000,000 or if shareholders holding more than 10% of FABK’s common stock exercised dissenters’ rights.

On October 22, 2019, the FABK board of directors met to discuss the proposed transaction with Reliant. Members of FABK’s executive management team, as well as representatives of KTS and Raymond James, were also in attendance as the FABK board of directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The members of the FABK board of directors had been provided with a set of meeting materials in advance of the meeting, including the FABK merger agreement and a summary of the material terms of the FABK merger agreement prepared by KTS. KTS discussed the terms of the FABK merger agreement, the voting agreements and related transaction documents with the FABK board of directors. KTS also discussed the terms of the voting agreements and the executive agreements. At the meeting, Raymond James reviewed the financial aspects of the proposed FABK merger and Raymond James orally delivered to the FABK board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James as set forth in such opinion, the FABK merger consideration was fair, from a financial point of view, to the holders of FABK common stock. The opinion was subsequently confirmed in writing. After considering the proposed terms of the FABK merger agreement and related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the FABK board of directors, including the strategic alternatives discussed at those meetings and the factors described under the section of this joint proxy statement/prospectus entitled “—FABK’s Reasons for the FABK Merger; Recommendation of the FABK Board of Directors,” the FABK board of directors unanimously determined that the FABK merger, the FABK merger agreement and the other transactions contemplated by the FABK merger agreement were in the best interests of FABK and its shareholders, and the FABK board of directors unanimously approved and adopted the FABK merger agreement and the transactions contemplated by it and unanimously determined to recommend that FABK shareholders approve the FABK merger agreement.

On October 22, 2019, the Reliant board of directors also convened for a special meeting of the board. All directors were present at this meeting. This meeting was also attended by members of Reliant and Reliant Bank senior management and representatives from Butler Snow and Piper. In advance of this meeting, board members were provided with information prepared by Piper with respect to the financial terms of the FABK merger as well as drafts of the FABK merger agreement, the definitive agreement for the FABK bank merger, and related ancillary agreements. At this meeting, Mr. Ard and other members of senior management reviewed with the Reliant board of directors certain information regarding FABK and FAB and the proposed FABK mergers and FABK bank merger and discussed with the board certain aspects of the due diligence investigation previously conducted on FABK and FAB. Butler Snow representatives reviewed with the board members their fiduciary duties in the context of the board’s consideration of and decisions and actions with respect to the FABK merger agreement and the proposed mergers and reviewed with the board the terms of, and answered questions of board members regarding, the FABK mergers and the FABK bank merger, the FABK merger agreement and the definitive agreement for the FABK bank merger, and related ancillary agreements, including the form of voting agreement to be executed by Reliant directors. A representative from Piper reviewed with the Reliant board of directors the financial terms of the proposed FABK merger and, at the request of the board of directors, rendered to the board of directors Piper’s opinion (which was initially rendered verbally but subsequently confirmed in writing) to the effect that, as of October 22, 2019, and based upon and subject to the assumptions and qualifications set forth in the opinion, the FABK merger consideration to be issued and paid by Reliant in the FABK merger pursuant to the FABK merger agreement was fair, from a financial point of view, to Reliant. The Piper representative also confirmed that Piper did not have any material relationships with FABK during the two-year period preceding the date of its opinion. After considering the proposed terms of the FABK merger agreement and the FABK mergers and the various presentations made to the board of directors by Reliant senior management and its financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of the Reliant board of directors, including consideration of the factors described under “—Reliant’s Reasons for the FABK Merger” beginning on page [•], the Reliant board of directors determined that the FABK merger agreement and the transactions contemplated by the FABK merger agreement, including the issuance by Reliant of shares of Reliant common stock as consideration for the FABK merger, were advisable and in the best interests of Reliant and its shareholders and resolved to adopt and approve the FABK merger agreement, to approve the execution, delivery, and performance of the FABK merger agreement, and related documents, by Reliant, and to recommend to Reliant’s shareholders that they approve the Reliant stock issuance proposal.

Following the conclusion of the meetings of the FABK and Reliant boards of directors on October 22, 2019, FABK and Reliant executed the FABK merger agreement, the directors of FABK executed the voting and lock-up agreements with Reliant, and certain directors of Reliant executed the voting agreements with FABK. Later on October 22, 2019, Reliant and FABK issued a joint press release announcing the execution of the FABK merger agreement.

FABK’s Reasons for the FABK Merger; Recommendation of the FABK Board of Directors

In reaching its decision to approve the FABK merger agreement and recommend that FABK shareholders approve the FABK merger agreement, the FABK board of directors evaluated the FABK merger and the FABK merger agreement in consultation with FABK’s senior management and outside financial and legal advisors and reviewed various financial data and due diligence information. After such consultation and review, and after considering FABK’s future prospects as an independent company and its strategic alternatives, the FABK board of directors concluded that the FABK merger agreement and the transactions contemplated thereby, including the FABK merger, were fair to and in the best interests of FABK and its shareholders.

In evaluating the FABK merger agreement and reaching its decision to approve the FABK merger agreement and recommend that FABK shareholders approve the FABK merger agreement, the FABK board of directors considered a number of factors, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	its knowledge of FABK’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization and as a part of a combined company with Reliant;
•	its understanding of Reliant’s business, operations, regulatory and financial condition, asset quality, earnings, capital, and prospects;
•	the anticipated earnings per share and dividend accretion for FABK shareholders as a result of the FABK merger;
•	the FABK board of directors’ views with respect to other potential strategic alternatives, including remaining independent, making acquisitions, pursuing other similarly-sized merger partners and pursuing larger merger partners;
•	the FABK board of directors’ views with respect to the value of the FABK merger consideration to FABK’s shareholders, including the implied net present value of the FABK merger consideration compared to the implied net present value of FABK’s common stock if FABK were to remain an independent company and as compared to recent Reliant share trading prices;
•	the results of FABK’s exploration of possible merger partners other than Reliant;
•	the ability of current FABK shareholders, as Reliant shareholders following the FABK merger, to participate in the financial benefits of the combined company;
•	that the FABK mergers are expected to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code and that, as a result, FABK shareholders will not recognize gain or loss with respect to their receipt of Reliant common stock in the FABK mergers;
•	that the exchange ratio is fixed, which the FABK board of directors believes is consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	that Mr. Mabry and Mr. Wallace would be appointed to each of the Reliant and Reliant Bank boards of directors;
•	the contiguous markets in which Reliant and FABK operating, the geographical diversity of the combined company, including Reliant expanding into Clarksville, Tennessee and its enhanced visibility in Nashville, Tennessee;
•	that the more active trading market in Reliant common stock would give FABK shareholders greater liquidity for their investment;
•	the benefits to FABK and its customers of operating as a larger organization, including enhancements in products and services, the ability to grow its specialized lending unit on a larger balance sheet, higher lending limits that would enable FABK to serve customers whose lending relationships were approaching FABK’s legal lending limit, and greater financial resources;
•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;
•	the effects of the FABK merger on FABK employees, including the prospects for continued employment in a larger organization;
•	the financial presentation, dated October 22, 2019, of Raymond James to the FABK board of directors and the opinion, dated October 22, 2019, of Raymond James to the FABK board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of FABK common stock of the FABK merger consideration, as more fully described below under “—Opinion of FABK’s Financial Advisor”;
•	the execution risk of the transaction and the perceived ability of Reliant to obtain the required regulatory approvals for the transaction; and
•	the review of the FABK board of directors with KTS of the material terms of the FABK merger agreement, including (i) the board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal, (ii) the board’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a $6.0 million termination fee), and (iii) the board’s ability to terminate the FABK merger agreement if the average closing price of Reliant common stock both declined by more than 20% during a measurement period prior to the closing and underperformed the Nasdaq Bank Index by more than 20 percentage points, as well as the nature of the covenants, representations and warranties and other termination provisions in the FABK merger agreement.

The FABK board of directors also considered a number of potential risks and uncertainties associated with the FABK merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to FABK shareholders could be adversely affected by a decrease in the trading price of Reliant common stock during the pendency of the FABK merger;
•	the risk that the cash portion of the FABK merger consideration could be reduced to an amount not less than $0 if FABK’s tangible common equity (as defined in the FABK merger agreement) decreases to a level below $77,250,000;
•	the risk the Reliant could terminate the FABK merger agreement if FABK’s equity capital declined below $73,000,000;
•	the potential risk of diverting management attention and resources from the operation of FABK’s business and towards the completion of the FABK merger;
•	the fact that the FABK merger agreement restricts the conduct of FABK’s business prior to the completion of the FABK merger which, subject to specific exceptions, could delay or prevent FABK from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of FABK absent the pending FABK merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating FABK’s business, operations and workforce with those of Reliant;
•	the fact that the interests of certain of FABK’s directors and executive officers may be different from, or in addition to, the interests of FABK’s other shareholders;
•	that, while FABK expects that the FABK merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the FABK merger agreement will be satisfied, including the risk that necessary regulatory approvals or FABK or Reliant shareholder approval might not be obtained and, as a result, the FABK merger may not be consummated;
•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending FABK merger;
•	certain anticipated FABK merger-related costs;
•	the fact that: (i) FABK would be prohibited from affirmatively soliciting acquisition proposals after execution of the FABK merger agreement; and (ii) FABK would be obligated to pay to Reliant a termination fee of $6.0 million if the FABK merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a business combination with FABK from pursuing such a transaction; and
•	the possibility of litigation challenging the FABK merger, and its belief that any such litigation would be without merit.

For the reasons set forth above, the FABK board of directors approved the FABK merger agreement and the transactions contemplated thereby, including the FABK merger, and recommends that the FABK shareholders vote “FOR” the FABK merger proposal and “FOR” the FABK adjournment proposal.

Each of the members of the FABK board of directors, in their capacities as FABK shareholders, have entered into voting agreements with Reliant pursuant to which they have agreed to vote “FOR” the FABK merger proposal and “FOR” any other matters required to be approved by the FABK shareholders in furtherance of the FABK merger proposal, including the FABK adjournment proposal. For more information regarding the voting agreements, please see the section entitled “The FABK Merger—Voting Agreements.”

Opinion of FABK’s Financial Advisor

FABK retained Raymond James as its financial advisor on June 13, 2017, after conducting a formal search for a qualified advisor that included interviewing potential candidates. FABK selected Raymond James as its financial advisor because Raymond James is a recognized investment banking firm with substantial experience in bank transactions similar to the FABK merger. As part of its investment banking business, Raymond James is regularly engaged in the purchase, sale, merger and valuation of financial services businesses throughout the United States.

Pursuant to the engagement, the FABK board of directors requested that Raymond James deliver its opinion as to the fairness, from a financial point of view, to the holders of FABK’s common stock, other than the excluded shares, of the FABK merger consideration to be received by such holders pursuant to the FABK merger agreement. At the October 22, 2019 meeting of the FABK board of directors, a representative of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the FABK board of directors, dated October 22, 2019, that, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, as of such date, the FABK merger consideration to be received by the holders of FABK’s outstanding common stock, other than the excluded shares, in the FABK merger pursuant to the FABK merger agreement, was fair, from a financial point of view, to such holders. The consideration consists of 1.17 shares of Reliant Common Stock and $3.00 in cash for each share of FABK common stock. For the purposes of its opinion, and with FABK’s consent, Raymond James assumed that the FABK merger consideration had a value of $30.95 per share based on Reliant’s closing price per share of $23.89 as of October 21, 2019.

The full text of the written opinion of Raymond James is attached as Appendix D to this joint proxy statement/prospectus and is incorporated by reference herein. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Raymond James in rendering its opinion. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion attached as Appendix D to this joint proxy statement/prospectus. Holders of FABK common stock are urged to read the opinion carefully in its entirety. Raymond James’ opinion speaks only as of the date of such opinion. Raymond James’ opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the FABK merger.

Raymond James provided its opinion for the information of FABK’s board of directors (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the FABK merger, and its opinion only addresses whether the FABK merger consideration to be received by the holders of FABK’s common stock, other than the excluded shares, in the FABK merger pursuant to the FABK merger agreement was fair, from a financial point of view, to such holders as of the date of such opinion. The opinion of Raymond James did not address any other term or aspect of the FABK merger agreement or the FABK merger contemplated thereby. The Raymond James opinion did not constitute a recommendation to the FABK board of directors or to any holder of FABK’s common stock as to how the FABK board of directors, such shareholder or any other person should vote or otherwise act with respect to the FABK merger or any other matter. Raymond James’ opinion was approved by Raymond James’ fairness opinion committee.

In connection with its review of the proposed transaction and the preparation of its opinion, Raymond James, among other things:

•	Reviewed the financial terms and conditions as contained in the October 21, 2019, draft FABK merger agreement;
•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of FABK made available to Raymond James by FABK, including, but not limited to, financial projections prepared by the management of FABK relating to FABK for the fiscal quarter ending December 31, 2019, and the fiscal years ending December 31, 2019 through December 31, 2024, as approved for Raymond James’ use by FABK (the “Projections”);
•	reviewed FABK’s recent financial statements and certain other publicly available information regarding FABK;
•	reviewed financial, operating and other information regarding FABK and the industry in which it operates;
•	reviewed Reliant’s recent public filings and certain other publicly available information regarding Reliant;
•	reviewed the financial and operating performance of FABK and those of selected public companies that Raymond James deemed to be relevant;
•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;
•	reviewed the current and historical market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors, as Raymond James deemed appropriate;
•	assessed the current market environment generally and the banking environment in particular;
•	reviewed representations made to Raymond James by FABK in the certification of material facts delivered to Raymond James, dated October 21, 2019; and
•	discussed with members of the senior management of FABK certain information relating to the aforementioned and any other matters which Raymond James has deemed relevant to its inquiry.

With FABK’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of FABK or otherwise reviewed by or discussed with Raymond James, and Raymond James undertook no duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of FABK. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with FABK’s consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of FABK, and Raymond James relied upon FABK to advise promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James’ review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the final form of the FABK merger agreement would be substantially similar to the draft reviewed by Raymond James, and that the FABK merger would be consummated in accordance with the terms of the FABK merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the FABK merger agreement were true and correct and that each such party would perform all of the covenants and agreements required to be performed by it under the FABK merger agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the FABK merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the FABK merger would be obtained, and (iii) that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the FABK merger or FABK that would be material to its analysis or the opinion. As contemplated by the FABK merger agreement, Raymond James assumed that the FABK merger would qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code and the regulations and formal guidance issued thereunder.

Raymond James expressed no opinion as to the underlying business decision to effect the FABK merger, the structure or tax consequences of the FABK merger or the availability or advisability of any alternatives to the FABK merger. Raymond James provided advice to FABK with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the FABK merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the FABK merger consideration to be received by the holders of FABK’s common stock, other than the excluded shares, as the date of the opinion.

Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the FABK board of directors to approve or consummate the FABK merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It was assumed that such opinions, counsel or interpretations have been or would be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of the FABK board of directors, on the fact that FABK has been assisted by legal, accounting and tax advisors and Raymond James had, with the consent of the FABK board of directors, relied upon and assumed the accuracy and completeness of the assessments by FABK and its advisors as to all legal, accounting and tax matters with respect to FABK and the FABK merger, including without limitation, that the FABK merger would qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code and the regulations and formal guidance issued thereunder.

In formulating its opinion, Raymond James considered only the FABK merger consideration to be received by the holders of FABK’s common stock, other than the excluded shares, and did not consider nor express an opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of FABK’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the common stock or otherwise. Raymond James was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the FABK merger to the holders of any class of securities, creditors, or other constituencies of FABK, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the FABK merger to any one class or group of FABK’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of FABK’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the FABK merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the FABK merger on the solvency or viability of FABK or Reliant or the ability of FABK or Reliant to pay their respective obligations when they come due.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create an incomplete or potentially misleading view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 21, 2019, and is not necessarily indicative of current market conditions.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with FABK’s board of directors at its meeting on October 22, 2019, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to FABK or the contemplated transaction.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of eighteen (18) publicly-traded banks and thrifts headquartered in Tennessee and surrounding states, which includes Alabama, Arkansas, Georgia, Kentucky, Mississippi, Missouri, North Carolina, and Virginia, with similar operating characteristics to FABK. The selected companies that Raymond James deemed relevant included the following:

•	Eagle Financial Services, Inc.
•	Auburn National Bancorporation, Inc.
•	F & M Bank Corp.
•	First National Corporation
•	Union Bank
•	Fauquier Bankshares, Inc.
•	Blue Ridge Bankshares, Inc.
•	Bank of the James Financial Group, Inc.
•	Parkway Acquisition Corp.
•	United Bancorporation of Alabama, Inc.
•	White River Bancshares Company
•	Virginia National Bankshares Corporation
•	Village Bank and Trust Financial Corp.
•	Southwest Georgia Financial Corporation
•	Boyle Bancorp, Inc.
•	InsCorp, Inc.
•	SouthCrest Financial Group, Inc.
•	Aquesta Financial Holdings, Inc.

Raymond James calculated various financial multiples for each selected public company, including: price per share at close on October 21, 2019 compared to (i) tangible book value (“TBV”) per share at the most recently reported financial period ended June 30, 2019 or September 30, 2019, (ii) core TBV per share at the most recently reported financial period ended June 30, 2019 or September 30, 2019, which assumes a normalized tangible common equity to tangible assets (“TCE/TA”) ratio of 8.0%, and (iii) last-twelve-months (“LTM”) earnings per share (“EPS”) for the most recent LTM financial period reported. Raymond James reviewed the

75th percentile, mean, median and 25th percentile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for FABK implied by the FABK merger consideration. Earnings per share are based on current diluted shares outstanding. The results of the selected public companies analysis are summarized below:

	SUMMARY PRICING MULTIPLES
	Price /
	TBV per Share	Core TBV per share	LTM EPS
75th Percentile	125%	127%	13.5x
Median	110%	111%	12.3x
Mean	115%	118%	12.4x
25th Percentile	103%	104%	11.1x
Implied Transaction Metric	154%	174%	18.1x

Furthermore, Raymond James applied the 75th percentile, mean, median and 25th percentile relative valuation multiples for each of the metrics to FABK’s actual financial results to derive an Implied Transaction Consideration. Raymond James then compared those implied values to the FABK merger consideration of $30.95 per share. The results of this analysis are summarized below:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Price /
	TBV per Share	Core TBV per share	LTM EPS
75th Percentile	$25.12	$18.54	$23.11
Median	$22.06	$16.25	$21.07
Mean	$23.11	$17.29	$21.13
25th Percentile	$20.82	$15.19	$19.02

Selected Transactions Analysis. Raymond James also analyzed publicly available information relating to selected regional transactions announced since January 1, 2016 involving bank and thrift targets headquartered in Tennessee and surrounding states, which includes Alabama, Arkansas, Georgia, Kentucky, Mississippi, Missouri, North Carolina, and Virginia, with operating characteristics similar to FABK as of the announcement date. Raymond James also analyzed publicly available information relating to selected national transactions announced since January 1, 2019 involving bank and thrift targets headquartered in the United States with operating characteristics similar to FABK as of the announcement date.

Regional:

•	Acquisition of Carolina Trust BancShares, Inc. by Carolina Financial Corporation (07/15/2019)
•	Acquisition of Home Town Bankshares Corporation by American National Bankshares, Inc. (10/01/2018)
•	Acquisition of Business Bancshares, Inc. by Stifel Financial Corp. (05/10/2018)
•	Acquisition of Springfield Bancshares, Inc. by QCR Holdings, Inc. (04/18/2018)
•	Acquisition of Four Oaks Fincorp, Inc. by United Community Banks, Inc. (06/27/2017)
•	Acquisition of AloStar Bank of Commerce by State Bank Financial Corporation (06/15/2017)
•	Acquisition of Capstone Bancshares, Inc. by SmartFinancial, Inc. (05/22/2017)
•	Acquisition of Jefferson County Bancshares, Inc. by Enterprise Financial Services Corp (10/11/2016)
•	Acquisition of Carolina Bank Holdings, Inc. by First Bancorp (06/22/2016)
•	Acquisition of Citizens National Bank by Simmons First National Corporation (05/18/2016)

National:

•	Acquisition of Bankmanagers Corp. by First Midwest Bancorp, Inc. (08/28/2019)

•	Acquisition of First Staunton Bancshares, Inc. by Associated Banc-Corp (07/25/2019)
•	Acquisition of SBC, Incorporated by Wintrust Financial Corporation (07/25/2019)
•	Acquisition of Carolina Trust BancShares, Inc. by Carolina Financial Corporation (07/15/2019)
•	Acquisition of Pegasus Bank by BancFirst Corporation (04/24/2019)
•	Acquisition of Kinderhook Bank Corp. by Community Bank System, Inc. (01/22/2019)
•	Acquisition of Blue Valley Ban Corp. by Heartland Financial USA, Inc. (01/16/2019)

Raymond James examined values for the selected transactions compared to the target companies’ (i) most recent quarter TBV at announcement; (ii) core TBV at announcement, which assumes a normalized TCE/TA ratio of 8.0%; (iii) LTM Net Income at the time of announcement; and (iv) core deposits (total deposits less time deposits greater than $250,000 and brokered deposits). Additionally, Raymond James adjusted earnings of subchapter S corporations using a weighted average effective tax rate based on 35% for earnings derived on or before December 31, 2017 and 21% for earnings derived after December 31, 2017. Raymond James reviewed the 75th percentile, mean, median and 25th percentile relative valuation multiples of the selected transactions.

Regional Transactions:

	SUMMARY TRANSACTION MULTIPLES
	Deal Value /
	TBV	Core TBV	LTM Earnings	Premium / Core Deposits
75th Percentile	177%	193%	21.3x	11.9%
Median	161%	181%	18.5x	10.2%
Mean	157%	171%	19.1x	9.1%
25th Percentile	149%	159%	16.6x	6.2%
Implied Transaction Metric	154%	175%	17.3x	8.4%

National Transactions:

	SUMMARY TRANSACTION MULTIPLES
	Deal Value /
	TBV	Core TBV	LTM Earnings	Premium / Core Deposits
75th Percentile	190%	197%	19.1x	10.2%
Median	180%	185%	16.7x	9.5%
Mean	182%	189%	17.1x	9.3%
25th Percentile	163%	178%	15.3x	8.6%
Implied Transaction Metric	154%	175%	17.3x	8.4%

Furthermore, Raymond James applied the 75th percentile, mean, median and 25th percentile relative valuation multiples to FABK’s TBV, Core TBV, LTM Earnings, and core deposits. Raymond James then compared those implied values to the FABK merger consideration of $30.95 per share. The results of the selected transactions analysis are summarized below:

Regional Transactions:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Deal Value /
	TBV	Core TBV	LTM Earnings	Premium / Core Deposits
75th Percentile	$35.55	$33.54	$38.08	$35.49
Median	$32.37	$31.88	$33.07	$33.32
Mean	$31.44	$30.39	$34.19	$31.84
25th Percentile	$29.88	$28.67	$29.71	$28.15

National Transactions:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Deal Value /
	TBV	Core TBV	LTM Earnings	Premium / Core Deposits
75th Percentile	$38.13	$34.23	$34.16	$33.33
Median	$36.19	$32.51	$29.98	$32.34
Mean	$36.47	$33.03	$30.63	$32.14
25th Percentile	$32.74	$31.36	$27.51	$31.29

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of FABK’s projected free cash flows from December 31, 2019 through December 31, 2024 on a stand-alone basis, as provided by FABK’s management. Raymond James used tangible common equity in excess of a target ratio of 8.0% of tangible assets at the end of each projection period for free cash flow.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2024 as the final year for the analysis and applied multiples, ranging from 10.0x to 14.0x, to calendar year 2024 adjusted net income in order to derive a range of terminal values for FABK in 2024. The projected free cash flows and terminal values were discounted to present value using rates ranging from 11.0% to 15.0%.

The resulting range of present equity values was divided by the number of average diluted shares outstanding. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for FABK implied by the FABK merger consideration of $30.95 per share. The results of the discounted cash flow analysis indicated a range of values from $21.18 per share to $30.09 per share.

In connection with its analysis, Raymond James considered and discussed with FABK’s management how the discounted cash flow analysis would be affected by changes in the underlying assumptions. Raymond James noted that discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results are not necessarily indicative of actual values or future results.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be construed to be the view of Raymond James as to the actual value of FABK.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of FABK. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the FABK board of directors (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, of the FABK merger consideration to the holders of FABK’s common stock, other than the excluded shares. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by FABK’s Board in making its determination to approve the FABK merger. Neither Raymond James’ opinion, nor the analyses described above should be viewed as determinative of FABK’s Board’s or FABK’s management’s views with respect to FABK, Reliant, or the FABK merger. Raymond James provided advice to FABK with respect to the FABK merger. Raymond James did not, however, determine the amount of consideration, recommend any specific amount of consideration to the FABK board of directors or recommend that any specific consideration constituted the only appropriate consideration for the FABK merger. FABK placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of October 21, 2019, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of FABK since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James served as agent for a share purchase program on behalf of FABK, for which it had not received commissions in the two years preceding the date of its opinion letter. During the two years preceding the date of its opinion letter, Raymond James had (i) served and is serving as agent for share purchase programs on behalf of each of Reliant and Reliant Bank, for which it had been paid commissions and may be paid commissions in the future; and (ii) engaged in certain securities transactions with Reliant Bank for which Raymond James earned income and may earn income in the future.

FABK has agreed to pay Raymond James a total fee of approximately $1.9 million for advisory services in connection with the FABK merger, a substantial portion of which is contingent on the closing of the FABK merger. FABK has paid Raymond James a fee of $25,000 in connection with its engagement as FABK’s financial advisor. For services rendered in connection with the delivery of its opinion, FABK paid Raymond James $150,000 upon delivery of its opinion. FABK also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of FABK and Reliant for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to FABK and/or Reliant or other participants in the FABK merger in the future, for which Raymond James may receive compensation.

Reliant’s Reasons for the FABK Merger; Recommendation of the Reliant Board of Directors

The Reliant board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the FABK merger agreement, and the consummation of the FABK merger, are advisable and in the best interests of Reliant and Reliant’s shareholders.

In reaching their conclusion, the members of the Reliant board of directors relied on, among other things, their personal knowledge of Reliant, FABK, and the banking industry, information provided by executive officers of Reliant, and their evaluation of the FABK merger and the FABK merger agreement in consultation with Reliant’s management and legal and financial advisors.

The Reliant board of directors considered numerous factors, including, among other things, the factors set forth below, which are not intended to be exhaustive and are not presented in any relative order of importance. In reviewing these factors, the Reliant board of directors considered its view that FABK’s financial condition and asset quality are sound, that FABK’s business and operations complement those of Reliant, and that the FABK merger would result in a combined company with a larger market presence and more diversified revenue stream, and a well-balanced loan portfolio. The Reliant board of directors further considered that FABK’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Reliant’s earnings and prospects on a stand-alone basis. In particular, the Reliant board of directors considered the following:

•	the complimentary geographic dispersion of FAB’s branch offices as compared to Reliant Bank’s current branch network;

•	FAB’s No. 2 deposit market share in Montgomery County, Tennessee, which is contiguous to the Nashville-Davidson—Murfreesboro—Franklin, Tennessee MSA (the “Nashville MSA”) in which Reliant Bank currently operates;
•	FAB’s current and historical financial condition and results of operations, as well as FAB’s asset quality;
•	the anticipated pro forma impact of the FABK merger on Reliant, including the anticipated impact on financial metrics such as earnings and tangible book value and regulatory capital levels;
•	the perceived synergistic opportunities and economies of scale available in the FABK merger;
•	The complementary nature of FAB’s business and operations, including customer and community focus and cultural compatibility;
•	the fact the FABK merger would allow Reliant to enter into the Clarksville, Tennessee-Kentucky MSA (the “Clarksville MSA”) and would strengthen Reliant Bank’s market positions in Davidson and Williamson Counties, Tennessee;
•	the anticipated enhanced earnings potential associated with the FABK merger, including as a result of Reliant Bank’s ability to offer a larger number of banking products and services to legacy FAB customers;
•	the results of Reliant’s and its advisors’ review of FABK’s and FAB’s business, operations, and financial condition;
•	the potential expanded opportunities (including organic growth and acquisition opportunities) that would be available to the combined company given its larger size, scale, asset base, capital, and geographic footprint;
•	the enterprise risk diversification inherent in expanding operations into a new market such as the Clarksville MSA;
•	the opportunity the FABK merger presents to create a financial institution with a larger market presence and more diversified revenue stream and a well-balanced loan portfolio; and
•	opportunity the FABK merger presents to create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in Tennessee (and the Nashville MSA and the Clarksville MSA, specifically).

The foregoing information and factors considered by Reliant’s board of directors is not exhaustive, but includes material factors that Reliant’s board of directors considered and discussed in adopting the FABK merger agreement and approving the FABK merger. In view of the wide variety of factors considered and discussed by Reliant’s board of directors in connection with its evaluation of the FABK merger and the complexity of these factors, the Reliant board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors of Reliant discussed the foregoing factors internally and with Reliant’s management and legal and financial advisors. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of Reliant’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [•].

For the reasons set forth above, the Reliant board of directors determined that the FABK merger agreement and the transactions contemplated by the FABK merger agreement are advisable and in the best interests of Reliant and its shareholders, and adopted the FABK merger agreement and approved the transactions contemplated thereby.

Certain Reliant directors, in their capacities as Reliant shareholders, have entered into voting agreements pursuant to which they have agreed to vote “FOR” the Reliant stock issuance proposal and the Reliant adjournment proposal. For more information regarding the voting agreements, please see the section entitled “Reliant Special Meeting—Voting Agreements.”

Opinion of Reliant’s Financial Advisor

Pursuant to an engagement letter, dated October 17, 2019, Reliant engaged Piper as its financial advisor in connection with its consideration of a possible business transaction with FABK. Reliant selected Piper as its financial advisor because Piper is a nationally recognized investment banking firm with substantial experience in transactions similar to the FABK merger and is familiar with Reliant and its business. As part of its investment banking business, Piper is routinely engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions.

At the meeting of the Reliant board of directors held on October 22, 2019, at which the Reliant board of directors considered the FABK merger agreement, Piper delivered its oral opinion to Reliant’s board of directors (in its capacity as such), which was subsequently confirmed in its written opinion, dated October 22, 2019, that, as of the date of its opinion and subject to the various factors, assumptions and limitations set forth in its opinion, the FABK merger consideration to be issued and paid by Reliant in the FABK merger was fair, from a financial point of view, to Reliant.

The full text of Piper’s written opinion dated October 22. 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus. The Piper opinion speaks only as of the date of the opinion. The Piper opinion was addressed to, and provided for the information and benefit of, the Reliant board of directors (in its capacity as such) in connection with its consideration of the FABK merger and does not address any other aspects or implications of the FABK merger. The Piper opinion addressed solely the fairness, from a financial point of view, to Reliant of the proposed FABK merger consideration to be issued and paid by Reliant in the FABK merger pursuant to the FABK merger agreement and does not address the underlying business decision of Reliant to proceed with or effect the FABK merger, the merits of the FABK merger relative to any alternative transaction or business strategy that might be available to Reliant, or any other terms contemplated by the FABK merger agreement. The Piper opinion is not intended to be and does not constitute a recommendation to any holder of Reliant common stock as to how such shareholder should act or vote with respect to the FABK merger, the Reliant stock issuance proposal, or any other matter. The issuance of Piper’s opinion was approved by the fairness opinion committee of Piper. The summary of Piper’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion included as Appendix C to this joint proxy statement/prospectus.

In rendering its opinion, Piper, among other things:

•	reviewed and analyzed the financial terms of an execution version of the FABK merger agreement made available to Piper on October 21, 2019;
•	reviewed and analyzed certain financial and other data with respect to Reliant and FABK, which was publicly available;
•	reviewed and analyzed certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of Reliant and FABK, on a stand-alone basis, that was publicly available, as well as certain other information that was furnished to Piper by Reliant and FABK, including, among other things, (a) financial forecasts provided to, and discussed with, Piper by the management of FABK relating to FABK’s business, (b) financial forecasts provided to, and discussed with, Piper by the management of Reliant relating to the FABK’s business (the “Reliant’s Forecasts for FABK”) and to Reliant’s business (the “Reliant’s Forecasts for Reliant”), and (c) analyses and forecasts of certain cost savings and other synergies expected by management of Reliant to result from the FABK merger (the “Synergies”);
•	conducted discussions with members of senior management and representatives of Reliant and FABK concerning the matters described in the preceding two bullets above, as well as the respective businesses and prospects of Reliant and FABK before and after giving effect to the FABK merger and the Synergies;
•	reviewed the current and historical reported prices and trading activity of Reliant common stock and FABK common stock and similar information for certain other companies deemed by Piper to be comparable to Reliant and FABK, respectively;

•	compared the financial performance of Reliant and FABK with that of certain other publicly-traded companies that Piper deemed relevant;
•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper deemed relevant; and
•	conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper deemed necessary in arriving at its opinion.

In arriving at its opinion, Piper relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available to, or discussed with or reviewed by Piper. Piper further relied upon the assurances of the management of Reliant that the financial information provided had been prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its analyses and opinion, Piper assumed that with respect to financial forecasts, estimates and other forward-looking information (including Reliant’s Forecasts for FABK, Reliant’s Forecasts for Reliant and the Synergies) reviewed by Piper, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Reliant as to the expected future results of operations and financial condition of Reliant and FABK, respectively. Piper expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. Piper further assumed that the FABK merger will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code. Piper relied, with Reliant’s consent, on advice of the outside legal counsel and the independent accountants to Reliant and FABK, and on the assumptions of the management of Reliant, as to all accounting, legal, tax and financial reporting matters with respect to Reliant, FABK and the FABK merger agreement.

In arriving at its opinion, Piper assumed that the executed FABK merger agreement would be in all material respects identical to the last draft reviewed by it. Piper relied upon and assumed, without independent verification, that:

•	the representations and warranties of all parties to the FABK merger agreement and all other related documents and instruments that are referred to therein are true and correct;
•	each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party;
•	the FABK merger will be consummated pursuant to the terms of the FABK merger agreement without amendments thereto;
•	all conditions to the consummation of the FABK merger will be satisfied without waiver by any party of any conditions or obligations thereunder; and
•	the FABK Tangible Common Equity (as defined in, and calculated pursuant to, the FABK merger agreement) will be greater than or equal to $77,250,000 and, as a consequence, no reduction to the Cash Consideration will be made in accordance with the FABK merger agreement.

Additionally, Piper assumed that all the necessary regulatory approvals and consents required for the FABK merger will be obtained in a manner that will not adversely affect Reliant, FABK or the contemplated benefits of the FABK merger.

For purposes of rendering its opinion, Piper did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or otherwise) of Reliant or FABK, and was not furnished or provided with any such appraisals or valuations, and did not evaluate the solvency of Reliant or FABK under any state or federal law relating to bankruptcy, insolvency or similar matters. Piper is not an expert in evaluating the adequacy of the allowance for loan losses or fair value assessments with respect to loan portfolios and its services did not include any review of any credit files of Reliant or FABK or any determination or evaluation by Piper with respect thereto. Accordingly, Piper did not analyze or express any opinion as to, the adequacy of Reliant’s or FABK’s allowance for loan losses or fair value assessments and Piper assumed, with Reliant’s consent, that such allowance for loan losses would be adequate to cover any such losses. The analyses performed by Piper in connection with its opinion were going concern analyses. Piper expressed no opinion regarding the liquidation value of Reliant, FABK or any other entity. Without limiting the generality of the foregoing, Piper did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Reliant, FABK or any of their affiliates is a party or may be subject, and at the direction of Reliant and with its consent, Piper’s opinion makes no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper assumed that neither Reliant nor FABK is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the FABK merger and the previously announced TCB Holdings merger.

The Piper opinion is necessarily based upon the information available to Piper and facts and circumstances as they exist and are subject to evaluation on the date of its opinion; events occurring after the date thereof could have materially affected the assumptions used in preparing Piper’s opinion. Piper did not express any opinion as to the prices at which shares of Reliant common stock or FABK common stock may trade following announcement of the FABK merger or at any time. Piper did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring or coming to its attention after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

The Piper opinion addressed solely the fairness to Reliant, from a financial point of view, of the proposed FABK merger consideration to be issued and paid by Reliant in the FABK merger pursuant to the FABK merger agreement and does not address any other terms or agreement relating to the FABK merger or any other terms of the FABK merger agreement. Piper was not requested to opine as to, and the Piper opinion did not address: (1) the basic business decision to proceed with or effect the FABK merger; (2) the merits of the FABK merger relative to any alternative transaction or business strategy that may be available to Reliant; (3) any other terms contemplated by the FABK merger agreement or the fairness of the FABK merger to, or any consideration received in connection therewith by, any creditor or other constituency of Reliant; or (4) the solvency or financial viability of Reliant or FABK at the date of its opinion, upon consummation of the FABK merger, or at any future time. Furthermore, Piper expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the FABK merger, or any class of such persons, relative to the FABK merger consideration to be issued and paid by Reliant in the FABK merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the FABK merger.

In performing its analyses, Piper made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Piper, Reliant and FABK. Any estimates contained in the analyses performed by Piper are not necessarily indicative of actual values or future results, which may be more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Piper opinion was among several factors taken into consideration by the Reliant board of directors in making its determination to approve the FABK merger agreement. The type and amount of consideration payable in the FABK merger were determined solely through negotiation between Reliant and FABK, and the decision to enter into the FABK merger agreement was solely that of the Reliant board of directors.

The following summary under “- Financial Analyses” is a summary of the material financial analyses performed and presented by Piper to the Reliant board of directors on October 22, 2019 in connection with its opinion. Each analysis was provided to the Reliant board of directors. The following summary, however, does not purport to be a complete description of all the analyses performed and reviewed by Piper underlying the Piper opinion or the presentation made by Piper to the Reliant board of directors on October 22, 2019, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. A fairness opinion is thus not susceptible to partial analysis or summary description. In arriving at its opinion, Piper did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Piper believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a potentially misleading or incomplete view of the process underlying its analyses and opinion. Also, no company or transaction used in Piper’s analysis for purposes of comparison is identical to Reliant, FABK or the FABK merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which Reliant, FABK and the FABK merger were compared and other factors that could affect the public trading value or transaction value of the companies to which they are being compared. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before the date of Piper’s opinion, and is not necessarily indicative of current market conditions.

Based on the FABK merger consideration per share of FABK common stock of $3.00 in cash plus 1.17 shares of Reliant common stock, Piper noted that the implied value of the per share merger consideration was approximately $30.07 (based on a per share price of $23.14 for Reliant common stock on October 18, 2019).

Financial Analyses

Financial Analyses - FABK

Selected Companies Analysis. Using publicly available information, Piper compared the financial performance, financial condition, and market performance of FABK to 17 selected banks and thrifts that (i) are headquartered in the Southeastern United States, (ii) have total assets between $300 million and $1.0 billion, (iii) have return on average assets between 0.75% and 1.25% for the last 12 months; and (iv) have a three-month daily volume average in excess of 1,000 shares. The companies included in this group were:

Company	State
Security Federal Corp.	SC
Auburn National Bancorporation, Inc.	AL
F&M Bank Corp.	VA
First National Corporation	VA
Union Bank	NC
Fauquier Bankshares, Inc.	VA
South Atlantic Bancshares, Inc.	SC
Bank of the James Financial Group, Inc.	VA
Parkway Acquisition Corp.	VA
United Bancorporation of Alabama, Inc.	AL
Virginia National Bankshares Corporation	VA
SouthCrest Financial Group, Inc.	GA
Aquesta Financial Holdings, Inc.	NC
Prime Meridian Holding Company	FL
Citizens Bancshares Corporation	GA
Community First Bancorporation	SC
Paragon Financial Solutions, Inc.	TN

To perform this analysis, Piper used market price information, as of October 18, 2019, and publicly available financial information as of (or for the period ended) June 30, 2019 (except for South Atlantic Bancshares, Inc., Bank of the James Financial Group, Inc. and Aquesta Financial Holdings, Inc. regarding which information as of (or for the period ended) September 30, 2019 was used), to calculate the following financial metrics for the companies listed above.

•	Stock Price / TBVPS: The amount, expressed as a percentage, of stock price divided by tangible book value per share
•	Stock Price / LTM EPS: The multiple of stock price to earnings per share for the latest 12-month period
•	Stock Price / LQA EPS: The multiple of stock price to earnings per share for the latest quarter annualized

•	Core Deposit Premium: The percentage premium of the equity value of the selected company (implied by the stock price) less its tangible common equity divided by the amount of core deposits (total deposits less time deposits greater than $100,000)

Piper’s analysis showed the following concerning the selected public companies described above:

	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
Stock Price / TBVPS	54.6%		101.9%		114.3%		115.7%		126.5%		172.9%
Stock Price / LTM EPS	5.9	x	10.9	x	12.6	x	12.4	x	14.4	x	17.5	x
Stock Price / LQA EPS	5.9	x	11.5	x	13.7	x	13.6	x	16.2	x	20.8	x
Core Deposit Premium	(7.3)%		(0.1)%		1.6%		1.3%		2.9%		10.2%

Using the range of multiples representing the 25th and 75th percentiles, this analysis indicated the following approximate implied per share equity value ranges for FABK (based on publicly available information for FABK):

Metric	Reference Range
Stock Price / TBVPS	$21.32 to $26.48
Stock Price / LTM EPS	$18.66 to $24.66
Stock Price / LQA EPS	$20.47 to $28.96
Core Deposit Premium	$20.82 to $24.11

Comparable Transaction Analysis. Piper reviewed certain publicly available information related to 10 selected acquisitions of banks and thrifts with headquarters in the Southeastern United States announced after January 1, 2017, where the transaction value was available and the buyer was a bank or thrift, the target had assets at announcement between $450 million and $1.0 billion and last 12 months return on average assets between 0.75% and 1.25%. The transactions included in the group were:

Acquiror	Target
Banco de Credito e Inversiones SA	Executive Banking Corporation
First Bancshares, Inc.	First Florida Bancorp, Inc.
First Bancshares, Inc.	FMB Banking Corporation
CapStar Financial Holdings, Inc.	Athens Bancshares Corporation
Seacoast Banking Corporation of Florida	First Green Bancorp, Inc.
Reliant Bancorp Inc.	Community First, Inc.
National Commerce Corporation	FirstAtlantic Financial Holdings, Inc.
United Community Banks, Inc.	Four Oaks Fincorp, Inc.
State Bank Financial Corporation	AloStar Bank of Commerce
SmartFinancial, Inc.	Capstone Bancshares, Inc.

To perform this analysis, Piper used financial information that was publicly available at the time of announcement of the applicable transaction, to calculate the following financial metrics for the transactions listed above.

For each precedent transaction, Piper derived, among other things, and based on publicly available information:

•	Per Share Price / TBVPS: the implied ratio of price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest financial statements of the company publicly available prior to the announcement of the acquisition;
•	Core Deposit Premium: the implied ratio of equity value of the acquired company (implied by the transaction value) less its tangible common equity to the total deposits, less time deposits greater than $100,000, based on the latest financial statements of the company publicly available prior to the announcement of the acquisition; and
•	Per Share Price / LTM EPS: the implied ratio of price per common share paid for the acquired company to earnings per share of the acquired company for the most recent 12-month period based on the latest financial statements of the company publicly available prior to the announcement of the acquisition.

Piper’s analysis showed the following concerning the selected transactions described above:

Metric:	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
Per Share Price / TBVPS	100.9%		175.3%		177.4%		176.7%		183.5%		228.0%
Core Deposit Premium	0.4%		9.5%		11.2%		10.7%		13.3%		18.1%
Per Share Price / LTM EPS	15.7	x	17.1	x	21.3	x	20.5	x	22.8	x	28.9	x

Using the range of multiples representing the 25th and 75th percentiles, this analysis indicated the following approximate implied per share equity value ranges for FABK (based on publicly available information for FABK):

Metric	Reference Range
Per Share Price at Transaction / TBVPS	$36.70 to $38.41
CDP at Transaction	$31.55 to $35.72
Per Share Price at Transaction / LTM EPS	$29.19 to $38.97

Discounted Cash Flow Analysis.

FABK Stand-Alone. Piper performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that FABK could provide to equity holders through 2023 on a stand-alone basis. In performing this analysis, Piper used financial forecasts for FABK provided by Reliant. The analysis assumed discount rates ranging from 11.5% to 13.5%. The range of values for the discounted cash flow analysis was determined by adding (1) the present value of projected cash flows to FABK shareholders from fiscal quarter ended December 31, 2019 to fiscal year ending December 31, 2023 and (2) the present value of the estimated terminal value of FABK. In determining cash flows available to FABK shareholders, Piper assumed at Reliant’s direction that FABK would maintain a tangible common equity to tangible asset ratio of 8.00% and retain earnings necessary to maintain that level. Any earnings in excess of what would be needed maintain that level were assumed to be distributed as dividends to FABK shareholders. In calculating the terminal value of FABK, Piper applied multiples ranging from 11.5x to 13.5x to estimated earnings for fiscal year ending December 31, 2023. This analysis indicated a reference range of per share values for FABK common stock of $24.74 to $29.63.

FABK with Synergies. Piper performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that FABK could provide to equity holders through 2023 after giving effect to cost savings and other synergies. In performing this analysis, Piper used financial forecasts for FABK and cost savings and other synergies, in each case provided by Reliant. The analysis assumed discount rates ranging from 11.5% to 13.5%. The range of values for the discounted cash flow analysis was determined by adding (1) the present value of projected cash flows to FABK shareholders from fiscal quarter ended December 31, 2019 to fiscal year ending December 31, 2023 and (2) the present value of the estimated terminal value of FABK. In determining cash flows available to FABK shareholders, Piper assumed at Reliant’s direction that FABK would maintain a tangible common equity to tangible asset ratio of 8.00% and retain earnings necessary to maintain that level. Any earnings in excess of what would be needed maintain that level were assumed to be distributed as dividends to FABK shareholders. In calculating the terminal value of FABK, Piper applied multiples ranging from 11.5x to 13.5x to estimated earnings for fiscal year ending December 31, 2023. This analysis indicated a reference range of per share values for FABK common stock of $42.46 to $51.94.

Financial Analyses - Reliant

Selected Companies Analysis. Using publicly available information, Piper compared the financial performance, financial condition, and market performance of Reliant to nine selected banks and thrifts that (i) have common stock traded on a major exchange, (ii) are headquartered in the Southeastern United States, (iii) have total assets between $1.5 billion and $3.0 billion, and (iv) have return on average assets between 0.75% and 1.50% for the last 12 months. The companies included in this group were:

Company	State
Southern National Bancorp of Virginia, Inc.	VA
Summit Financial Group, Inc.	WV
American National Bankshares Inc.	VA
SmartFinancial, Inc.	TN
Southern First Bancshares, Inc.	SC
MVB Financial Corp.	WV
Premier Financial Bancorp, Inc.	WV
C&F Financial Corporation	VA
Colony Bankcorp, Inc.	GA

To perform this analysis, Piper used market price information, as of October 18, 2019, publicly available financial information as of (or for the period ended) June 30, 2019, and certain research analyst estimates to calculate the following financial metrics for the companies listed above.

•	Stock Price / TBVPS: The amount, expressed as a percentage, of stock price divided by tangible book value per share
•	Stock Price / LTM EPS: The multiple of stock price to earnings per share for the latest 12-month period
•	Stock Price / 2019E EPS: The multiple of stock price to analyst consensus estimated 2019 earnings per share
•	Stock Price / 2020E EPS: The multiple of stock price to analyst consensus estimated 2020 earnings per share
•	Core Deposit Premium: The percentage premium of the equity value of the selected company (implied by the stock price) less its tangible common equity divided by the amount of core deposits (total deposits less time deposits greater than $100,000)

Piper’s analysis showed the following concerning the selected public companies described above:

	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
Stock Price / TBVPS	126.3%		134.7%		144.3%		144.7%		153.0%		175.2%
Stock Price / LTM EPS	9.8	x	10.8	x	11.4	x	12.1	x	12.3	x	18.3	x
Stock Price / 2019E EPS	11.6	x	11.7	x	12.0	x	12.8	x	12.8	x	16.3	x
Stock Price / 2020E EPS	11.2	x	11.3	x	11.6	x	12.4	x	12.3	x	16.5	x
Core Deposit Premium	3.4%		4.0%		6.0%		6.0%		7.2%		10.6%

Using the range of multiples representing the 25th and 75th percentiles, this analysis indicated the following approximate implied per share equity value ranges for Reliant:

Metric	Reference Range
Stock Price / TBVPS	$20.45 to $23.21
Stock Price / LTM EPS	$15.50 to $17.57
Stock Price / 2019E EPS	$17.19 to $18.66
Stock Price / 2020E EPS	$20.92 to $22.85
Core Deposit Premium	$18.67 to $21.53

Discounted Cash Flow Analysis. Piper performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Reliant could provide to equity holders through 2024 on a stand-alone basis. In performing this analysis, Piper used financial forecasts for Reliant provided by Reliant. The analysis assumed discount rates ranging from 8.5% to 10.5%. The range of values for the discounted cash flow analysis was determined by adding (1) the present value of projected cash flows to Reliant shareholders from the fiscal year ending December 31, 2020 to the fiscal year ending December 31, 2024 and (2) the present value of the estimated terminal value of Reliant. In determining cash flows available to Reliant shareholders, Piper assumed at Reliant’s direction that Reliant would maintain a tangible common equity to tangible asset ratio of 8.00% and retain earnings necessary to maintain that level. Any earnings in excess of what would be needed maintain that level were assumed to be distributed as dividends to Reliant shareholders. In calculating the terminal value of Reliant, Piper applied multiples ranging from 10.5x to 12.5x to estimated earnings for fiscal year ending December 31, 2024. This analysis indicated a reference range of per share values for Reliant common stock of $18.97 to $23.78.

Other Information. Piper also reviewed the historical trading performance of shares of Reliant and FABK common stock during the 52-week period ended October 18, 2019. Reliant common stock traded as low as $21.11 per share and as high as $24.89 per share, and the closing price of Reliant common stock on October 18, 2019 was $23.14 per share. FABK common stock traded as low as $22.35 per share and as high as $26.25 per share, and the closing price of FABK common stock on October 18, 2019 was $25.00 per share.

Piper’s Compensation and Other Relationships. Reliant and Piper entered into an engagement letter, dated October 17, 2019 relating to the services to be provided by Piper in connection with the FABK merger. Pursuant to the engagement letter, Reliant agreed to pay Piper (a) a fee of $150,000 upon the delivery of Piper’s opinion to the Reliant board of directors, which fee is not contingent upon the consummation of the FABK merger or the conclusion reached in Piper’s opinion and will be credited against the transaction fee; and (b) contingent upon closing of the FABK merger, a transaction fee, estimated to be approximately $900,000, based on a percentage of the aggregate transaction value. Pursuant to the Piper engagement letter, Reliant also agreed to reimburse Piper for certain reasonable out-of-pocket expenses and disbursements incurred in connection with its retention. Reliant has also agreed to indemnify Piper against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of its business, Piper and its affiliates may actively trade securities of Reliant and FABK for their own account or the account of Piper’s customers and, accordingly, may at any time hold a long or short position in such securities. Piper may also, in the future, provide investment banking and financial advisory services to Reliant, FABK or entities that are affiliated with Reliant or FABK, for which it would expect to receive compensation.

Dissenters’ Rights

FABK

Under Tennessee law, holders of shares of FABK common stock who deliver written notice of their intent to dissent and do not vote in favor of the FABK merger proposal have the right to dissent and receive the fair value of their FABK common stock in cash. FABK shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act in order to perfect their rights. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this joint proxy statement/prospectus.

The following is intended as a brief summary of the material provisions of the Tennessee statutory procedures required to be followed by a holder of FABK common stock in order to properly dissent from the FABK merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23 of the Tennessee Business Corporation Act, the full text of which appears as Appendix B of this joint proxy statement/prospectus.

Holders of FABK common stock who do not want to accept the FABK merger consideration, who do not vote in favor of (or who abstain from voting on) the FABK merger proposal, and who perfect their dissenters’ rights by complying with the provisions of Chapter 23 of the Tennessee Business Corporation Act, will have the right to receive a cash payment for the “fair value” of their FABK common stock as determined in accordance with Chapter 23 of the Tennessee Business Corporation Act.

In order to perfect dissenters’ rights with respect to the FABK merger, a holder of FABK common stock must (1) deliver to FABK, before the vote to approve the FABK merger proposal is taken, written notice of his or her intent to demand payment for his or her shares of FABK common stock if the FABK merger is consummated; and (2) not vote, or cause or permit to be voted, any of his or her shares of FABK common stock in favor of the FABK merger proposal. Within 10 days after consummation of the FABK merger, FABK must send to each of the FABK shareholders who has perfected dissenters’ rights in accordance with the steps disclosed above, a written dissenters’ notice and form setting forth instructions for receipt and payment of their shares of FABK common stock. Upon receipt of such notice and form, dissenting shareholders of FABK will become entitled to receive payment of their shares of FABK common stock when they: (1) demand payment; (2) certify that they received their shares prior to the date of the first public announcement of Reliant’s and FABK’s intention to merge; and (3) deposit with Reliant certificates representing their shares of FABK common stock in accordance with the instructions set forth in the notice.

Any holder of FABK common stock contemplating the exercise of his or her dissenters’ rights should carefully review Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached to this joint proxy statement/prospectus as Appendix B. A holder of FABK common stock who fails to comply with all requirements of such Chapter 23 will forfeit his or her dissenters’ rights and, upon consummation of the FABK merger, that holder’s shares of FABK common stock will be converted into the right to receive the FABK merger consideration to which the shareholder is entitled under the FABK merger agreement.

In general, any dissenting shareholder who perfects his or her right to be paid the “fair value” of the holder’s FABK common stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of any cash.

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of FABK common stock with respect to the exchange of shares of FABK common stock for shares of Reliant common stock and cash pursuant to the FABK merger, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code, the regulations promulgated thereunder by the United States Treasury (the “Regulations”), rulings and pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of FABK common stock and/or Reliant common stock. We have not sought or obtained any ruling from the IRS with respect to the statements made and the conclusions reached regarding the United States federal income tax consequences of the FABK mergers, and there can be no assurance the IRS will agree with such statements and conclusions.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of FABK common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of FABK common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of FABK common stock that are partnerships or other pass-through entities (and persons holding their FABK common stock through a partnership or other pass-through entity such as an S corporation), controlled foreign corporations, passive foreign investment companies, persons holding shares of FABK common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk reducing transaction, persons who acquired shares of FABK common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, and persons having a “functional currency” other than the U.S. dollar.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds FABK common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships and partners in such a partnership are strongly urged to consult their tax advisors as to the specific tax consequences to them of the FABK mergers.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE FABK MERGERS ARISING UNDER OTHER FEDERAL TAX LAWS (SUCH AS ESTATE OR GIFT TAX LAWS AND THE MEDICARE TAX ON CERTAIN INVESTMENT INCOME) OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of FABK common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;
•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;
•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and
•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

General. Reliant and FABK have structured the FABK mergers to qualify as a reorganization for United States federal income tax purposes. The obligations of Reliant and FABK to consummate the FABK mergers are conditioned upon the receipt of an opinion from Butler Snow for its client, Reliant, and an opinion from KTS for its client, FABK, to the effect that for United States federal income tax purposes, the FABK mergers, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Neither Reliant nor FABK intends to waive this condition. If the effect on FABK’ common shareholders of the tax opinion to be delivered to FABK as of the closing is materially different from the opinions respecting the United States federal income tax considerations expressed herein under the heading “Exchange of FABK Common Stock for Reliant Common Stock and Cash,” FABK would not affect the FABK mergers without recirculating this document after revising this discussion appropriately and resoliciting the approval of its shareholders. The tax opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the FABK mergers in the manner contemplated by the merger agreement, and representations and covenants made by Reliant and FABK, including those contained in certificates of officers of Reliant and FABK. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in this opinion, in which case the tax consequences of the FABK mergers could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position.

Exchange of FABK Common Stock for Reliant Common Stock and Cash. Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the FABK mergers to FABK shareholders upon their exchange of FABK common stock for Reliant common stock and cash will be as follows:

•	Receipt of FABK Merger Consideration. A holder of FABK common stock will recognize gain, but not loss, on the receipt of the cash portion of the merger consideration in the FABK mergers equal to the lesser of (i) the amount by which the total FABK merger consideration received by the holder of FABK common stock exceeds the portion of the holder’s basis in the FABK common stock exchanged for shares of Reliant common stock, or (ii) the amount of the cash consideration received in the FABK mergers (other than cash received in lieu of fractional shares). This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of FABK common stock exchanged is more than one year at the completion of the FABK mergers. A holder of FABK common stock will not recognize any gain or loss on the receipt of the stock portion of the merger consideration in the FABK mergers.
•	Receipt of Cash in Lieu of Fractional Share. If a holder of FABK common stock receives cash instead of a fractional share of Reliant common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of FABK common stock allocable to the fractional share of Reliant common stock redeemed. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of FABK common stock exchanged for cash in lieu of the fractional share of Reliant common stock is more than one year at the completion of the FABK mergers.

•	Tax Basis of Reliant Common Stock Received in the FABK Mergers. A holder of FABK common stock will have a tax basis in the Reliant common stock received in the FABK mergers equal to the tax basis of the FABK common stock exchanged by that holder in the FABK mergers, less the amount of cash consideration received and increased by the amount of any gain recognized upon the exchange.
•	Holding Period of Reliant Common Stock Received in the FABK Mergers. The holding period for shares of Reliant common stock received in exchange for shares of FABK common stock in the FABK mergers will include the holding period for the shares of FABK common stock exchanged in the FABK mergers.

In the case of a holder of FABK common stock who holds shares of FABK common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of FABK common stock pursuant to Regulation Section 1.358-2.

Tax on Net Investment Income. U.S. Holders who are individuals whose income exceeds certain threshold amounts will be subject to a 3.8% Medicare contribution tax on “net investment income.” Net investment income is generally the excess of dividends and capital gains with respect to the sale, exchange, or other disposition of stock over allowable deductions. Each FABK common shareholder is urged to consult his, her or its tax advisor to determine their own particular tax consequences with respect to the FABK merger consideration to be received in the FABK mergers and the net investment income tax.

Backup Withholding. Unless you comply with certain reporting or certification procedures on IRS Form W-9, in the case of a U.S. Holder, or an IRS Form W-8BEN or an IRS Form W-8BEN-E, in the case of a non-U.S. Holder, or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 24% with respect to any cash payments received in the FABK mergers. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Reporting Requirements. Because you will receive Reliant common stock as a result of the FABK mergers, you will be required to retain records pertaining to the FABK mergers and will be required to file with your United States federal income tax return for the year in which the FABK mergers takes place a statement setting forth certain facts relating to the FABK mergers.

TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE FABK MERGERS TO YOU WILL DEPEND ON THE FACTS OF YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE FABK MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Voting Agreements

The directors of FABK, who collectively beneficially own and have the power to vote approximately [       ]% of FABK’s common stock have entered into agreements in which they have agreed, among other things, to vote their shares of FABK common stock in favor of approval of the FABK merger proposal and the FABK adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (a) the effective time or (b) the termination of the FABK merger agreement.

Accounting Treatment

The FABK merger will be accounted for as a “purchase,” as that term is used under GAAP for accounting and financial reporting purposes. FABK will be treated as the acquired corporation for accounting and financial reporting purposes. FABK’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the FABK merger and combined with the historical book values of the assets and liabilities of Reliant. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of Executive Officers and Directors of FABK in the FABK Merger

In considering the recommendation of the FABK board of directors, FABK shareholders should be aware that the directors and certain executive officers of FABK or FAB have certain interests in the FABK merger that may be different from, or in addition to, the interests of FABK shareholders generally. The FABK board of directors was aware of these interests and considered them, among other matters, in making its recommendation that FABK shareholders vote to approve the FABK merger proposal. These interests are described in further detail below.

Treatment of FABK Options and Equity Awards

Each option to purchase FABK common stock outstanding at the effective time will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $30.00 minus the per share exercise price of the option multiplied by (ii) the number of shares of FABK common stock subject to the option (to the extent not previously exercised). In addition, at the effective time, each outstanding FABK restricted stock unit award and FABK restricted common stock award will fully vest and will be cancelled and converted automatically into the right to receive FABK merger consideration, treating the shares of FABK common stock underlying such awards in the same manner as all other shares of FABK common stock for such purposes.

Reliant Employment Arrangements

In connection with the execution of the FABK merger agreement, Reliant and Reliant Bank entered into an employment agreement with Jerry Cooksey, FABK’s and FAB’s Chief Financial Officer, which provides that it will be effective, and will supersede Mr. Cooksey’s existing employment agreement with FABK and FAB (if such agreement has not previously been terminated), upon the consummation of the FABK mergers and the FABK bank merger. The agreement provides that Mr. Cooksey would serve as Executive Vice President, Chief Administrative Officer of Reliant and Reliant Bank.

Mr. Cooksey’s employment agreement would have an initial term of one year and would thereafter automatically renew for additional, subsequent terms of one year unless notice of non-renewal is given in accordance with the terms of the agreement. Mr. Cooksey would receive an initial base salary of $288,750 per year, an automobile allowance of $500 per month, and a cell phone allowance of $100 per month, and would be eligible to receive annual incentive compensation pursuant to Reliant’s incentive compensation plans and other benefits available to Reliant Bank employees generally.

The employment agreement provides that, on the date the employment agreement becomes effective, Reliant will award Mr. Cooksey 2,000 stock-settled restricted stock units which generally will vest on the third anniversary of the award date, subject to Mr. Cooksey’s continued employment with Reliant and Reliant Bank.

The employment agreement also provides that, if Mr. Cooksey is still employed by Reliant and Reliant Bank on the one-year anniversary of the agreement’s effective date, he will be entitled to a retention bonus of $265,000, and that, if Mr. Cooksey is still employed by Reliant and Reliant Bank on the two-year anniversary of the agreement’s effective date, he will be entitled to a second retention bonus of $265,000. Additionally, Mr. Cooksey will be entitled to receive the above-mentioned retention bonuses if and to the extent they have not previously been paid (i) if Mr. Cooksey’s employment is terminated by Reliant and Reliant Bank without cause (as defined in the employment agreement) or as a result of Mr. Cooksey suffering a disability (as defined in the employment agreement) during the term of the employment agreement, (ii) if Mr. Cooksey’s employment is terminated by Mr. Cooksey for good reason (as defined in the employment agreement) during the term of the employment agreement, (iii) in the event Mr. Cooksey dies prior to the two-year anniversary of the employment agreement’s effective date, or (iv) if Reliant and Reliant Bank elect to not renew the employment agreement at the end of its initial one-year term or at the end of the agreement’s first one-year renewal term.

Mr. Cooksey’s employment agreement contains customer and employee non-solicitation covenants, as well as a covenant restricting his ability to be affiliated with any person or group of persons proposing to establish a new bank or other financial institution. These covenants would apply for a period of 12 months following the termination of Mr. Cooksey’s employment for any reason.

FAB Employment Agreements

FABK and FAB are parties to employment agreements with each of Earl Bradley, Jerry Cooksey, Christy Caudill, and Randy Clouser. Under the employment agreements, if, within the two years following a change of control, FABK or FAB terminates the executive’s employment without cause (as defined in the agreement) or the executive voluntarily terminates his or her employment with good reason (upon circumstances specified in the agreement), the executive would be entitled to receive a lump sum severance payment equal to three times the sum of (1) the executive’s base salary and (2) the average of incentive compensation earned for the five years preceding the executive’s termination of employment. In addition, the executive would also be entitled to continued medical, dental and life insurance coverage for the executive for 36 months following termination of employment under terms no less favored than those offered to senior executives.

Under the FABK merger agreement, the employment agreements with Earl Bradley, Jerry Cooksey, Christy Caudill, and Randy Clouser will be terminated no later than December 31, 2019 in exchange for lump sum payments in full satisfaction of the obligations of FABK and FAB in connection with the employment agreements. In connection with the termination of the employment agreements, the executives are each required to enter into a restrictive covenant agreement with FABK and FAB. The estimated amounts payable to each executive in connection with the termination of the employment agreements are $[         ] (for Mr. Bradley), $[         ] (for Mr. Cooksey), $[         ] (for Ms. Caudill), and $[         ] (for Mr. Clouser).

Salary Continuation Agreements

FAB has entered into salary continuation agreements with each of Mr. Bradley, Mr. Cooksey, Ms. Caudill, and Mr. Clouser. Pursuant to the salary continuation agreements, the executives are entitled to receive an annual benefit (the normal retirement benefit) after having met the age and years of service requirements described in the agreements. The normal retirement benefit is equal to an annual benefit payable in 12 equal monthly installments on the first day of the month following the month when the executive attains normal retirement age (as defined in the agreement), subject to the executive having remained employed with FAB . The normal retirement benefit shall be paid to the executive for 10 years. A reduced benefit subject to vesting requirements is payable if the executive retires prior to meeting the age and years of service requirements applicable to the normal retirement benefit.

If a change of control occurs, the executive will be entitled to the normal retirement age accrued balance as defined in the agreement, without regard to whether the executive has met the requirements for obtaining the normal retirement benefit. Mr. Bradley, Mr. Cooksey. Ms. Caudill, and Mr. Clouser have not met the requirements to receive the normal retirement benefit or the reduced benefit payable in the event of early retirement. As such, the merger will entitle them to an increased benefit under their salary continuation agreements.

The FABK merger will constitute a change of control under the salary continuation agreements. Upon the occurrence of the FABK merger, the estimated amounts payable to the executives under the salary continuation agreements are: $[   ] (to Mr. Bradley), $[   ] (to Mr. Cooksey), $[   ] (to Ms. Caudill), and $[   ] (to Mr. Clouser).

2007 Stock-Based Deferral Plan

FAB maintains the FAB Stock-Based Deferral Plan for certain eligible officers and members of the board of directors. The stock-based deferral plan allows participants to defer compensation and invest their deferrals in FABK common stock. Among other deferral election alternatives, participants may elect that distributions from the participant’s deferred stock account commence after a change of control. As such, some participants will commence to receive distributions upon the occurrence of the merger.

FAB Employee Stock Ownership Plan

Certain directors and officers of FABK are participants in the FAB Employee Stock Ownership Plan (“ESOP”). Subject to the occurrence of the closing of the merger, the ESOP shall be terminated by FAB prior to the closing date. In connection with the termination of the ESOP and the FABK bank merger, all accounts shall be fully vested, all outstanding indebtedness of the ESOP shall be repaid by delivering a sufficient number of unallocated shares of FABK common stock to FABK prior to the effective time, and all remaining shares of FABK common stock held by the ESOP shall be converted into the right to receive the merger consideration. The balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the ESOP loan shall be allocated as earnings to the accounts of the ESOP participants employed as of the date of termination of the ESOP based on their FABK stock account balances and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. FAB (prior to the effective time) and Reliant (after the effective time) shall seek to obtain a favorable determination letter from the IRS.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the FABK merger agreement, for a period of six years from and after the effective time, Reliant must indemnify certain persons, including FABK’s directors and officers. In addition, the FABK merger agreement requires that for a period of six years from the effective time, subject to a cap on the amount of premiums, Reliant must maintain an insurance policy for the benefit of certain persons, including FABK directors and officers. For additional information, see “The FABK Merger Agreement—Covenants and Agreements – Indemnification and Insurance.”

Reliant’s Dividend Policy

Holders of Reliant common stock are entitled to dividends when, as and if declared by the Reliant board of directors out of funds legally available for that purpose. Reliant currently expects to continue to pay (when, as and if declared by the Reliant board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on Reliant common stock; however, there can be no assurance that Reliant will continue to pay dividends in the future. The principal source of Reliant’s cash flow, and any dividends payable to common shareholders, are dividends that Reliant Bank pays to Reliant as its sole shareholder. The ability of Reliant Bank to pay dividends, as well as Reliant’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Reliant Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Reliant or Reliant Bank may impose financial covenants that may be more restrictive than regulatory requirements with respect to Reliant’s payment of dividends to common shareholders.

Reliant’s board of directors may change its dividend policy at any time. For further information on Reliant’s dividend history and restrictions on Reliant’s and Reliant Bank’s ability to pay dividends, see “Description of Reliant Capital Stock - Common Stock - Dividend Rights and Limitations on Payment of Dividends” beginning on page [•], and “Comparative Per Share Market Price And Dividend Information” beginning on page [•].

Public Trading Markets

Reliant common stock is listed for trading on Nasdaq under the symbol “RBNC.” FABK common stock is listed for trading on the OTCQX of OTC Markets Group, Inc. under the symbol “FABK.” The market for FABK common stock has been illiquid and irregular, with most shares trading in private transactions. Under the FABK merger agreement, Reliant will cause the shares of Reliant common stock to be issued in connection with the FABK merger to be authorized for listing on Nasdaq, subject to official notice of issuance.

Regulatory Matters

FABK and Reliant have agreed to cooperate with one another and use their commercially reasonable efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties necessary to consummate the FABK merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary or advisable in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the FABK merger, Reliant must obtain the prior approval of the Federal Reserve under Section 3 of the Bank Holding Company Act or secure a waiver of this prior approval requirement from the Federal Reserve using procedures outlined in applicable regulations. Reliant has submitted to the Federal Reserve a request for a waiver of the otherwise applicable prior approval requirements contained in Section 3 of the Bank Holding Company Act as relates to the FABK merger, but as of the date of this joint proxy statement/prospectus the Federal Reserve has not acted on such request. If the Federal Reserve does not grant Reliant’s request for a waiver, Reliant will be required to submit an application to the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act seeking the prior approval of the Federal Reserve for the FABK mergers.

In order to consummate the FABK bank merger, Reliant Bank must obtain approval from both the Federal Reserve and the TDFI. Reliant Bank filed an Interagency Bank Merger Act Application with the Federal Reserve and with the TDFI on December 6, 2019. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the TDFI had granted its approval of the FABK bank merger. Federal Reserve approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders of FABK or Reliant or that the Federal Reserve has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

THE FABK MERGER AGREEMENT

The following is a summary of certain material terms and provisions of the FABK merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the FABK merger agreement that is important to you. You are urged to read the FABK merger agreement carefully and in its entirety. Except that it establishes and governs the legal relations between Reliant, Merger Sub, and FABK with respect to the FABK mergers, the FABK merger agreement is not intended to be a source of factual, business, or operational information about Reliant or FABK. That kind of information can be found elsewhere in this joint proxy statement/prospectus and in filings that Reliant has made with the SEC. See “Where You Can Find More Information” beginning on page [•].

Structure of the FABK Mergers

The FABK merger agreement provides for the merger of Merger Sub with and into FABK subject to and upon the terms and conditions set forth in the FABK merger agreement (the “FABK merger”), with FABK to survive the FABK merger and become a wholly owned subsidiary of Reliant. As soon as reasonably practicable following the FABK merger and as part of a single integrated transaction, Reliant will cause FABK (as the surviving entity of the FABK merger) to merge with and into Reliant (the “second step merger” and, together with the FABK merger, as the “FABK mergers”), with Reliant to survive the second step merger. At the effective time of the second step merger, the separate corporate existence of FABK will cease and Reliant, as the surviving corporation of the second step merger, will continue as a bank holding company chartered under Tennessee law. Following the second step merger, the charter and bylaws of Reliant as in effect immediately prior to the second step merger will serve as the charter and bylaws of the surviving corporation, until amended in accordance with applicable law.

Immediately following the FABK mergers, FAB will merge with and into Reliant Bank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by FAB and Reliant Bank simultaneously with the parties’ execution of the FABK merger agreement, with Reliant Bank to be the bank to survive the FABK bank merger. At the effective time of the FABK bank merger, the separate corporate existence of FAB will cease and Reliant Bank, as the surviving bank of the FABK bank merger, will continue as a banking corporation chartered under Tennessee law. Following the FABK bank merger, Reliant Bank will remain a wholly owned subsidiary of Reliant. The charter and bylaws of Reliant Bank as in effect immediately prior to the FABK bank merger will serve as the charter and bylaws of the surviving bank, until amended in accordance with applicable law.

FABK Merger Consideration

At the effective time, each share of FABK common stock that is issued and outstanding immediately prior to the effective time (except shares of FABK common stock that are owned or held, other than in a fiduciary or agency capacity, by Reliant, Merger Sub or FABK or their subsidiaries, including shares of FABK common stock held by FABK as treasury stock, or dissenting shares (collectively, the “excluded shares”)) will be converted into and canceled in exchange for the right to receive (a) $3.00 in cash (the “cash consideration”), without interest (and subject to adjustment as described below), and (b) 1.17 shares (the “exchange ratio”) of Reliant common stock (the “stock consideration,” and together with the cash consideration, the “FABK merger consideration”). After the consummation of the FABK merger, each former holder of shares of FABK common stock will no longer have any rights with respect to those shares, except for the right to receive the FABK merger consideration (provided that holders of dissenting shares will have those rights provided for by Chapter 23 of the Tennessee Business Corporation Act).

The cash consideration will be subject to adjustment if, as of the date that is five business days prior to the closing date of the FABK mergers (such date, the “determination date”), the value of FABK’s total shareholders’ equity (as determined in accordance with GAAP) less the intangible assets of FABK as of the determination date, as modified to eliminate the impact of up to $10,686,000 of expenses accrued by FABK and FAB in connection with the FABK mergers and any other expenses, charges, or other items incurred or taken with the consent of Reliant (the “FABK tangible common equity”), is less than $77,250,000 (the “FABK minimum equity”). In such event, the cash consideration will be decreased by an amount equal to (a) the amount by which the FABK minimum equity exceeds the FABK tangible common equity, if any, divided by (b) the aggregate number of outstanding shares of FABK common stock as of the determination date, rounded down to the nearest whole cent. Notwithstanding the foregoing, the cash consideration will not be adjusted to an amount that is less than $0.00.

Although the exchange ratio is fixed, the market value of the stock portion of the FABK merger consideration will fluctuate with the market price of Reliant’s common stock and will not be known until the FABK merger is consummated. Based on the closing price of Reliant’s common stock on Nasdaq of $23.65 per share on October 22, 2019, the last trading day before the date of the public announcement of the FABK merger agreement, the FABK merger consideration represented approximately $30.67 in value for each share of FABK common stock and approximately $124.2 million in aggregate consideration (assuming all FABK options and FABK equity awards are cancelled, converted, and receive the FABK merger consideration in respect of each share of FABK common stock underlying each FABK option and FABK equity award). Based on the closing price of Reliant’s common stock on Nasdaq of $[•] per share on [         ], 2020, the last practicable date before the date of this document, the FABK merger consideration represented approximately $[•] in value for each share of FABK common stock and approximately $[•] million in aggregate consideration (assuming all FABK options and FABK equity awards are cancelled, converted, and receive the FABK merger consideration in respect of each share of FABK common stock underlying each FABK option and FABK equity award). We urge you to obtain current market quotations for Reliant common stock, which trades on Nasdaq under the symbol “RBNC.”

If prior to the effective time, the outstanding shares of Reliant common stock or FABK common stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment will be made to the exchange ratio and therefore the FABK merger consideration.

Treatment of FABK Equity Awards

FABK Options. At the effective time, each outstanding option to purchase shares of FABK common stock granted under the FABK Bancorp 2019 Equity Incentive Plan, as amended, or the FAB 2008 Equity Incentive Plan, as amended, whether vested or unvested, will become fully vested and be automatically canceled, and the holder(s) thereof will have the right to receive from Reliant a cash payment in an amount, rounded to the nearest whole cent, equal to the product of (a) $30.00 (the “option price”), minus the per share exercise price of such option, multiplied by (b) the number of shares of FABK common stock subject to such option, to the extent not previously exercised (such product, the “option consideration”). At and after the effective time, each such canceled option shall no longer be exercisable by the former holder(s) thereof and shall instead only entitle such holder(s) to the payment of the option consideration, if any, payable in respect thereof, without interest. In the event the per share exercise price of an option is equal to or greater than the option price, the option will be canceled for no consideration and shall have no further force or effect. In the event the number of shares of FABK common stock subject to options change(s) prior to the effective time, the option price will be equitably and proportionally adjusted.

FABK Restricted Stock and Restricted Stock Unit Awards. At the effective time, each outstanding FABK restricted stock unit award and FABK restricted share award in respect of shares of FABK common stock granted under the First Advantage Bancorp 2019 Equity Incentive Plan, as amended, or the First Advantage Bank 2008 Equity Incentive Plan, as amended, will fully vest and will be canceled and converted automatically into the right to receive the FABK merger consideration in respect of each share of FABK common stock underlying each such FABK restricted stock unit award and FABK restricted share award.

Fractional Shares

Reliant will not issue fractional shares of its common stock in connection with the FABK merger. Instead, Reliant will pay each former FABK shareholder who would otherwise be entitled to a fractional share of Reliant common stock an amount in cash, without interest, determined by multiplying the fractional share interest to which the shareholder would otherwise be entitled by the volume-weighted average closing price of Reliant’s common stock on Nasdaq for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date for the FABK merger.

Exchange of Certificates

Prior to the effective time, Reliant will deliver or cause to be delivered to an exchange agent mutually agreed upon by the parties: (a) with respect to the stock consideration, a certificate or certificates or, at Reliant’s option, evidence of shares in book entry form representing the number of shares of Reliant common stock to be issued to holders of FABK common stock (other than excluded shares) as the stock consideration, (b) with respect to the cash consideration, the cash payable to holders of FABK common stock (other than excluded shares), and (c) cash in an amount sufficient for the exchange agent to make payments in respect of fractional shares.

Within five business days after the effective time, the exchange agent will mail or deliver to each holder of record of shares of FABK common stock (other than excluded shares) immediately prior to the effective time a form of letter of transmittal and instructions for surrendering shares of FABK common stock for the FABK merger consideration. FABK shareholders should not return their stock certificates with the enclosed proxy card and should not forward their stock certificates to the exchange agent without a letter of transmittal.

A holder of shares of FABK common stock will not be entitled to receive the FABK merger consideration payable in respect of the holder’s shares until the holder surrenders his or her shares to the exchange agent together with a properly completed and duly executed letter of transmittal and such other documents as the exchange agent may reasonably require. In the event the FABK merger consideration or any other amount payable to a holder of shares of FABK common stock is to be paid to a person other than the person in whose name the shares are registered, the exchange agent must be provided appropriate evidence of, or appropriate instruments for, transfer and evidence that any applicable stock transfer or other taxes have been paid or are not applicable.

If a certificate previously representing FABK common stock has been lost, stolen, or destroyed, the exchange agent will issue the FABK merger consideration payable in respect of the shares represented by the certificate if the person claiming the certificate to be lost, stolen, or destroyed makes an affidavit of that fact and executes an indemnity agreement and/or posts a bond in such customary form and amount as Reliant and the exchange agent reasonably require as indemnity against any claim that may be made against them with respect to the certificate.

Dividends and other distributions payable or distributable with respect to shares of Reliant common stock to be issued as FABK merger consideration will not be remitted to the person entitled to receive such Reliant common stock until the person surrenders his or her shares of FABK common stock that have been converted into such Reliant common stock. Upon proper surrender of his or her shares of FABK common stock, all such dividends and other distributions will be remitted to such person without interest. No interest will be paid or will accrue on any amounts payable to holders of FABK common stock in accordance with the FABK merger agreement.

At the effective time, the stock transfer books of FABK will be closed and there will be no further transfers of shares of FABK stock on the records of FABK. Until surrendered in accordance with the procedures described above and in the FABK merger agreement, certificates representing shares of FABK common stock and book entry shares of FABK common stock will, after the effective time, represent only the right to receive the consideration payable by Reliant in respect thereof under the FABK merger agreement.

Withholding

Reliant and the exchange agent will be entitled to deduct and withhold from the consideration payable to any FABK shareholder or any holder of FABK restricted stock or restricted stock unit awards or options to purchase shares of FABK common stock (as discussed herein) the amounts they are required by law to deduct and withhold. If Reliant or the exchange agent deducts or withholds such amounts and timely remits them to the appropriate governmental authority, these amounts will be treated for all purposes as having been paid to the persons from whom they were withheld.

Closing and Effective Time of the FABK Merger

The closing of the FABK merger will take place on a date to be designated by Reliant. Unless the parties otherwise agree, this closing date will not be more than 30 days after all of the conditions to the FABK merger have been satisfied or waived. For more information regarding the conditions to the FABK merger, see “Conditions to Consummation of the FABK Merger” beginning on page [•]. In order to complete the FABK merger, Merger Sub and FABK must execute articles of merger and file them with the Tennessee Secretary of State. The FABK merger will become effective on the date and at the time set forth in those articles of merger.

We currently anticipate completing the FABK merger in the second quarter of 2020, subject to receipt of necessary regulatory and shareholder approvals and the satisfaction of other closing conditions set forth in the FABK merger agreement. However, a delay in satisfying any condition to the FABK merger could delay the completion of the FABK merger, and there can be no assurances as to when or if the FABK merger will be completed. If the FABK merger is not completed by August 31, 2020, either Reliant or FABK may terminate the

FABK merger agreement unless the failure to complete the FABK merger by this date is due to the failure of the terminating party to perform its obligations under the FABK merger agreement.

Reliant will effect the second step merger as soon as reasonably practicable following the effective time. In order to complete the second step merger, Reliant (as the surviving entity of the FABK merger) and FABK must execute articles of merger and file them with the Tennessee Secretary of State and the Tennessee Secretary of State. The second step merger will become effective on the date and at the time set forth in those articles of merger.

Boards of Directors of Reliant and Reliant Bank After the FABK Merger

Prior to or at the effective time, Reliant and Reliant Bank and each of their respective boards of directors will take all requisite action to increase the size of the Reliant and Reliant Bank boards of directors by two members and to elect or appoint to each of the Reliant and Reliant Bank boards of directors, effective as of or immediately following the effective time, William Lawson Mabry and Michael E. Wallace, or, if either such individual is unwilling or unable to serve, another member of FABK’s board of directors as of the date of the FABK merger agreement mutually agreed upon by Reliant and FABK who continues to serve as a member of FABK’s board of directors until immediately prior to the effective time (each a “FABK Appointed Director”). Provided that a FABK Appointed Director continues to satisfy the standards and requirements for service on the Reliant and Reliant Bank boards of directors that are generally applicable to all directors, the board of directors of Reliant (or the appropriate committee thereof) will nominate such FABK Appointed Director for reelection to Reliant’s board of directors at the first annual meeting of the shareholders of Reliant following the effective time.

Representations and Warranties

The FABK merger agreement contains customary representations and warranties made by FABK to Reliant and Merger Sub and by Reliant and Merger Sub to FABK. The representations and warranties contained in the FABK merger agreement are the product of negotiations among the parties and, generally, are for the benefit of Reliant, Merger Sub, and FABK. In particular, in your review of the representations and warranties contained in the FABK merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the principal purpose of establishing circumstances in which a party to the FABK merger agreement may have the right not to consummate the FABK mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk among the parties to the FABK merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that FABK and Reliant each delivered in connection with the FABK merger agreement and certain documents Reliant filed with the SEC. Generally, the FABK merger agreement may only be enforced against a party thereto by another party thereto. Moreover, information concerning the subject matter of the representations and warranties contained in the FABK merger agreement may change after the date of the FABK merger agreement, and this subsequent information may or may not be fully reflected in Reliant’s public disclosures. Generally, the representations and warranties of the parties contained in the FABK merger agreement will not survive the completion of the FABK merger or the termination of the FABK merger agreement.

The FABK merger agreement contains representations and warranties made by FABK to Reliant and Merger Sub, and made by Reliant and Merger Sub to FABK, relating to, among other things:

•	corporate organization, existence, and good standing; corporate power and authority; and qualification to conduct business;
•	subsidiaries and equity or other ownership interests;
•	capital stock and capitalization;
•	due authorization, execution, and delivery of the FABK merger agreement and enforceability of the FABK merger agreement;
•	the absence of violations or breaches of organizational documents, applicable laws, and contracts as a result of the FABK merger agreement or the consummation of the transactions contemplated by the FABK merger agreement;

•	consents, approvals, waivers, notices, filings, and registrations required in connection with the FABK merger agreement or the transactions contemplated by the FABK merger agreement;
•	filings with governmental and regulatory authorities;
•	financial statements and books and records;
•	the absence of undisclosed liabilities;
•	the absence of a material adverse effect since December 31, 2018;
•	pending and threatened legal proceedings and the absence of judgments, decrees, injunctions, orders, and rulings of governmental and regulatory authorities;
•	the absence of certain regulatory actions or any basis therefor;
•	compliance with laws and deposit insurance;
•	tax matters;
•	information technology systems;
•	labor and employment matters;
•	benefit plans and arrangements;
•	receipt of fairness opinion of a financial advisor;
•	brokers and broker fees and expenses;
•	loan matters, including the adequacy of allowances for loan and lease losses and non-performing and classified loans;
•	insurance matters;
•	investment securities;
•	tax treatment of the FABK mergers;
•	Community Reinvestment Act and Bank Secrecy Act compliance and compliance with anti-money laundering and customer or consumer privacy laws;
•	disclosure controls and procedures and internal control over financial reporting; and
•	regulatory capital levels.

In addition, the FABK merger agreement contains certain representations and warranties made only by FABK to Reliant and Merger Sub and relating to, among other things:

•	organizational documents and corporate records;
•	absence of certain events and actions, and the conduct of their business, in each case from December 31, 2018, to the date of the FABK merger agreement;
•	certain material contracts;
•	intellectual property matters;
•	real and personal property;
•	environmental matters;
•	material interests of certain persons;
•	derivatives;
•	securities transactions;
•	transactions with affiliates;
•	administration and maintenance of fiduciary accounts; and

•	inapplicability of state antitakeover laws.

In addition, the FABK merger agreement contains certain representations and warranties made only by Reliant and Merger Sub to FABK and relating to, among other things:

•	filings required under federal securities laws.

Certain of the representations and warranties contained in the FABK merger agreement are subject to materiality or “material adverse effect” qualifiers. For purposes of the FABK merger agreement, “material adverse effect” generally means, with respect to Reliant or FABK (as the case may be), an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had, or would reasonably be expected to have, a material and adverse effect on the business, properties, assets, liabilities, financial condition, operations, or results of operations of Reliant or FABK (as the case may be) and its respective subsidiaries taken as a whole, or (ii) prevents or materially impedes the consummation by Reliant or FABK (as the case may be) of the transactions contemplated by the FABK merger agreement. However, with respect to clause (i), the following will not be included in determining the impact of any effect, circumstance, occurrence, event, development, or change:

•	changes after the date of the FABK merger agreement in laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by governmental authorities, except to the extent of any materially disproportionate impact they have on Reliant or FABK (as the case may be) and its respective subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	changes after the date of the FABK merger agreement in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, except to the extent of any materially disproportionate impact they have on Reliant or FABK (as the case may be) and its respective subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, except to the extent of any materially disproportionate impact they have on Reliant or FABK (as the case may be) and its respective subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	actions and omissions of Reliant and FABK required under the FABK merger agreement or taken or omitted with the prior written consent of FABK (in the case of actions and omissions by Reliant) or Reliant (in the case of actions and omissions by FABK);
•	any failure by Reliant or FABK, in and of itself, to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period;
•	changes, in and of themselves, in the trading price or trading volume of the Reliant common stock or the FABK common stock (with any factors or circumstances giving rise to or contributing to any such changes that are not otherwise excluded from the definition of material adverse effect to be taken into account in determining whether there exists or has occurred a material adverse effect);
•	acts of war, armed hostilities, or terrorism within or involving the United States, except to the extent of any materially disproportionate impact they have on Reliant or FABK (as the case may be) and its respective subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry; or
•	the public announcement or pendency of the transactions contemplated in the FABK merger agreement and the impact thereof on relationships with customers or employees.

Conduct of Business Pending the FABK Merger

The FABK merger agreement contains customary covenants regarding the parties’ operation of their respective businesses prior to the effective time.

Subject to certain exceptions, from the date of the FABK merger agreement to the effective time, except as permitted by the FABK merger agreement or as required by law or at the direction of a governmental authority, FABK has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of Reliant (such consent not to be unreasonably withheld):

•	conduct its business other than in the regular, ordinary, and usual course consistent with past practice;
•	fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees;
•	take any action that would reasonably be expected to adversely affect or materially delay its ability to perform its obligations under the FABK merger agreement or the consummation of the transactions contemplated by the FABK merger agreement;
•	incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more than 12 months;
•	prepay any indebtedness or other similar arrangements so as to cause FABK or any of its subsidiaries to incur any prepayment penalty thereunder;
•	purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of 12 months or less;
•	adjust, split, combine, or reclassify any of its capital stock;
•	make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) regular quarterly cash dividends on FABK common stock no greater than $0.15 per share with record and payment dates consistent with past practice, and (ii) the declaration and payment by FAB of dividends to FABK;
•	grant any person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise, vesting, or settlement of FABK equity awards outstanding as of the date of the FABK merger agreement; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;
•	except as disclosed to Reliant, other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “other real estate owned”), or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;
•	acquire or make any equity investment in, whether by purchase of stock or other securities, contributions to capital, property transfers, purchase of any property or assets, or otherwise, any other person, or form any new subsidiary or dissolve, liquidate, or terminate any existing subsidiary;
•	except as disclosed to Reliant, enter into any contract that would be a material contract if such contract had been entered into prior to and in effect as of the date of the FABK merger agreement or renew, fail to renew, amend, modify, cancel, or terminate any existing material contract;
•	make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, except (i) in conformity with existing lending policies and practices and where the principal amount of the loan does not exceed $3,000,000 or (ii) loans (including lines of credit and letters of credit) as to which FABK and its subsidiaries had binding commitments to make such loans as of the date of the FABK merger agreement and which were disclosed to Reliant;

•	make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, to any person if, when aggregated with all other outstanding loans and commitments for loans to such person and such person’s family members and affiliates, the aggregate principal amount of all such loans and commitments would exceed $5,000,000;
•	extend credit to any person who has a loan with FABK or any of its subsidiaries that is classified by FABK or any of its subsidiaries or by the Federal Deposit Insurance Corporation (the “FDIC”) or by the TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (each, a “FABK classified borrower”), except in conformity with existing lending practices and regulatory requirements and where all outstanding loans and commitments for loans to the FABK classified borrower and the FABK classified borrower’s family members and affiliates do not and would not exceed $250,000 in the aggregate;
•	except in the ordinary course of business consistent with past practice, renegotiate, renew, increase the amount of, extend the term of, or modify any loan with or to an FABK classified borrower, except in conformity with existing lending policies and practices and regulatory requirements and where all outstanding loans and commitments for loans to the FABK classified borrower and the FABK classified borrower’s family members and affiliates do not and would not exceed $500,000 in the aggregate;
•	except in compliance with Regulation O of the Federal Reserve, make or increase the amount of any loan, or commit to make or increase the amount of any loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve) of FABK or any of its subsidiaries, or any entity controlled, directly or indirectly, by any such person;
•	commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to FABK or any of its subsidiaries in the ordinary course of business or, other than the settlement of foreclosure actions and debt workouts in the ordinary course of business, enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $50,000, individually, or $100,000, in the aggregate (net of any insurance proceeds or indemnity, contribution, or similar payments actually received by FABK or its subsidiaries in connection therewith) or (ii) would impose any material restriction on its business or operations or the business or operations of any of its subsidiaries;
•	(i) increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors or executive officers (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on an aggregate basis and normal bonuses consistent with past practice); (ii) pay any bonus, pension, severance, retirement allowance, or contribution to any of its directors, officers, or employees not required by or accrued for under any plan, agreement, or arrangement in effect as of the date of the FABK merger agreement; (iii) become a party to, establish, adopt, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, change in control, or consulting agreement or other contract, with or for the benefit of any director, officer, or employee, except as required by applicable law; or (iv) amend, modify, or revise the terms of any outstanding stock option or restricted stock or restricted stock unit award or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, restricted stock units, or other equity-based compensation;
•	except as disclosed to Reliant, elect or appoint to any office with the title of executive vice-president or higher any person who does not hold such office as of the date of the FABK merger agreement; elect or appoint, or propose or recommend for election or appointment, to its board of directors any person who is not a member of its board of directors as of the date of the FABK merger agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $100,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice-president or higher) whose employment is terminated, whether voluntarily or involuntarily;

•	amend its charter or articles of incorporation, bylaws, or other organizational or governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization with any person or any indication of interest, letter of intent, or agreement in principle with respect thereto;
•	increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;
•	purchase any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities of 24 months or less;
•	make any capital expenditures in excess of $25,000, individually or $50,000 in the aggregate, other than in the ordinary course of business consistent with past practice or pursuant to binding commitments existing on the date of the FABK merger agreement which were disclosed to Reliant;
•	establish or commit to or file any application or notice for the establishment of any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;
•	except for interest rate caps and interest rate floors for individual loans entered into in the ordinary course of business consistent with past practice and rate locks on secondary market mortgage loans, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;
•	make any material changes in policies or procedures in existence on the date of the FABK merger agreement with regard to underwriting, pricing, originating, classifying, acquiring or selling extensions of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in law or GAAP or at the direction, suggestion, or recommendation of a governmental authority;
•	make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any taxes, enter into any closing agreement with respect to any taxes or surrender any right to claim a tax refund, adopt or change any method of accounting with respect to taxes, or file any amended tax return;
•	take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of FABK set forth in the FABK merger agreement being or becoming untrue at any time prior to the effective time, (ii) any of the conditions to the FABK merger not being satisfied, or (iii) a breach or violation of any provision of the FABK merger agreement;
•	adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by law, GAAP, or regulatory guidelines;
•	enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;
•	make any written communications to the officers or employees of FABK or any of its subsidiaries, or any oral communications made or presented to a significant portion of the officers or employees of FABK or any of its subsidiaries, in each case that are materially different than or include material information not contained in prior communications and that pertain to compensation or benefit matters that are affected by the transactions contemplated by the FABK merger agreement, without first providing Reliant a copy or written description of the intended communication and providing Reliant with a reasonable period of time to review and comment on the communication;
•	except as disclosed to Reliant and except for non-structural repairs and maintenance, engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date of the FABK merger agreement, ordinary wear and tear excepted;

•	subject any of its properties or assets to any lien (other than certain existing as of the date of the FABK merger agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from a Federal Home Loan Bank and transactions in federal funds);
•	take any action or fail to take any action, which action or failure to act would prevent or impede the FABK mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or
•	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Similarly, from the date of the FABK merger agreement to the effective time, except as permitted by the FABK merger agreement or as required by law or at the direction of a governmental authority, Reliant has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of FABK (such consent not to be unreasonably withheld):

•	fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and advantageous customer and other business relationships;
•	amend its charter or bylaws in a manner that would materially and adversely affect the holders of FABK common stock, as prospective holders of Reliant common stock, relative to the other holders of Reliant common stock;
•	enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all regulatory approvals of the FABK mergers;
•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Reliant;
•	take any action that would reasonably be expected to result in (i) any of the conditions to the FABK merger set forth in the FABK merger agreement not being satisfied, or (ii) a breach or violation of any provision of the FABK merger agreement;
•	take any action or fail to take any action, which action or failure to act would prevent or impede the FABK mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or
•	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Covenants and Agreements

Other Acquisition Proposals

FABK agreed in the FABK merger agreement to, and to direct and cause its respective subsidiaries and its and its respective subsidiaries’ affiliates, directors, officers, employees, agents, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations with any person other than Reliant and Reliant Bank with respect to the possibility, consideration, or consummation of any acquisition proposal, and to use its reasonable best efforts to enforce, and to direct and cause its subsidiaries to use their reasonable best efforts to enforce, any confidentiality, nondisclosure, or similar agreement relating to any acquisition proposal, including by requesting any other party or parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of FABK and FAB or any of their respective subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction.

The FABK merger agreement provides generally, and subject to the exceptions described below, that unless the FABK merger agreement has been terminated FABK will not, and will cause its respective subsidiaries and its and its respective subsidiaries’ affiliates, directors, officers, employees, agents, and representatives not to:

•	solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or take any other action to knowingly facilitate or that could reasonably be expected to result in any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal;

•	provide any non-public information or data regarding such party or any of its subsidiaries to any person other than the other parties to the FABK merger agreement and their subsidiaries relating to or in connection with any acquisition proposal or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal;
•	continue or participate in any discussions or negotiations or otherwise communicate in any way with any person other than the other parties to the FABK merger agreement and their subsidiaries regarding any acquisition proposal;
•	approve, endorse, or recommend, or execute, enter into, or consummate, any indication of interest, letter of intent, or other contract relating to any acquisition proposal or requiring FABK to abandon, terminate, or fail to consummate the transactions contemplated by the FABK merger agreement, or propose to do any of the foregoing; or
•	subject to FABK’s rights under the FABK merger agreement described below, make or authorize any statement, recommendation, or solicitation in support of any acquisition proposal.

The FABK merger agreement provides that FABK may, prior to the approval of the FABK merger proposal by FABK’s shareholders in accordance with FABK’s articles of incorporation and bylaws and applicable law, if FABK’s board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, in response to a bona fide, written acquisition proposal not solicited in violation of the FABK merger agreement that such party’s board of directors determines in good faith constitutes or is reasonably likely to result in a superior proposal, and subject to providing 48 hours prior written notice of its decision to take such action to the other parties to the FABK merger agreement and identifying the person making the acquisition proposal and all of the material terms and conditions of such acquisition proposal and compliance with the other applicable provisions of the FABK merger agreement, (i) furnish information with respect to such party and its subsidiaries to any person making such acquisition proposal pursuant to a customary confidentiality or nondisclosure agreement on terms no more favorable to such person than the terms contained in the Confidentiality Agreement, dated June 17, 2019, between Reliant and FABK (which new confidentiality agreement must not provide such person the exclusive right to negotiate with such party) and (ii) participate in discussions or negotiations with such person regarding such acquisition proposal.

The FABK merger agreement requires FABK to promptly (orally within not more than 24 hours and in writing within two calendar days) advise Reliant of its or any of its subsidiaries’ receipt of any acquisition proposal, or any request for information or inquiry which could reasonably be expected to lead to an acquisition proposal, and to keep the other party informed, on a current basis, of the continuing status thereof, including the material terms and conditions thereof and any changes thereto, and to provide to the other party copies of any written materials received by such party or any of its subsidiaries in connection therewith. Additionally, FABK is required to contemporaneously provide or make available to the other party all materials provided or made available to any third party in connection with an acquisition proposal which have not been previously provided or made available to the other party.

For purposes of the FABK merger agreement, the term “acquisition proposal” means any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of the consolidated assets of FABK and its subsidiaries, in a single transaction or series of related transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 20% or more of any class of equity or voting securities of FABK or any of its subsidiaries; or (iii) any FABK merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving FABK or any of its subsidiaries, in each case other than the transactions contemplated by the FABK merger agreement.

For purposes of the FABK merger agreement, the term “superior proposal” means any bona fide written acquisition proposal which the board of directors of FABK determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in the FABK merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor and outside legal counsel, and such other factors as FABK’s board of directors reasonably considers to be appropriate, is (i) more favorable from a financial point of view to FABK’s shareholders than the transactions contemplated by the FABK merger agreement and (ii) reasonably likely to be timely consummated on the terms set forth. However, for purposes of this definition, references to “20% or more” in the definition of acquisition proposal are deemed to be references to “more than 50%.”

Notice of Certain Matters

Each party to the FABK merger agreement has agreed to promptly notify the other parties of any fact or occurrence that constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the party’s representations, warranties, covenants, or agreements contained in the FABK merger agreement; that has had or would reasonably be expected to have a material adverse effect on the party; or that would or would reasonably be expected to prohibit, materially impede, or delay the consummation of the transactions contemplated by the FABK merger agreement. Each party must notify the other parties of any communication from a third party alleging that the consent or approval of the third party is or may be required in connection with the transactions contemplated by the FABK merger agreement. Each party must also notify the other party if it receives notice that any officer of the notifying party or any of its subsidiaries with a title of executive vice president or higher intends to terminate his or her employment.

Access and Information

Prior to the effective time, upon reasonable notice and subject to applicable laws relating to the exchange of information, and for the purpose of each party verifying the representations and warranties of the other party and compliance by each party with its covenants and agreements set forth in the FABK merger agreement, each party has generally agreed to afford the other parties and their representatives reasonable access to its and its subsidiaries’ books, records, contracts, properties, assets, personnel, and information technology systems, as well as any other information relating it or its subsidiaries that the other parties reasonably request. Also, each party has generally agreed to, prior to the effective time, furnish the other parties with a copy of any report, application, notice, schedule, or other document filed with or received from any governmental authority, except where disclosure of the same is not permitted by law.

Further Assurances

Generally, each of the parties has agreed in the FABK merger agreement to use its reasonable best efforts to promptly take or cause to be taken all actions, and to promptly do or cause to be done all things, necessary or advisable to consummate the transactions contemplated by the FABK merger agreement (including the FABK merger) as expeditiously as reasonably possible.

FABK Special Meeting and Recommendation of FABK’s Board of Directors

FABK has agreed in the FABK merger agreement to take all action necessary to call and hold, as promptly as reasonably practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part, a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the FABK merger agreement and any other matters required to be approved by FABK’s shareholders in order to consummate the transactions contemplated by the FABK merger agreement. Subject to certain limited exceptions discussed below, (i) FABK and its board of directors must at all times prior to and during the FABK special meeting recommend to FABK’s shareholders the approval of the FABK merger agreement and the transactions contemplated by the FABK merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) the FABK board of directors cannot withdraw, modify, or qualify in any manner adverse to Reliant its recommendation of the FABK merger agreement and the transactions contemplated thereby to FABK’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (referred to in this joint proxy statement/prospectus as an “FABK change of recommendation”).

The FABK board of directors may make an FABK change of recommendation if, but only if:

•	FABK has complied in all material respects with the provisions in the FABK merger agreement applicable to acquisition proposals;

•	the FABK board of directors determines in good faith (after consultation with and receiving and considering the advice of outside legal counsel and its financial advisors) that its failure to do so would be inconsistent with its fiduciary duties under applicable law; and
•	in the event the FABK change of recommendation relates to an acquisition proposal, (i) FABK’s board of directors has determined in good faith that the acquisition proposal constitutes a superior proposal, (ii) FABK notifies Reliant at least four business days in advance of its intention to effect an FABK change of recommendation in response to such superior proposal, and furnishes to Reliant the identity of the person making such superior proposal, a copy of the proposed transaction agreements and all other documents relating to such superior proposal, and a reasonable description of the event or circumstances giving rise to its determination to take such action, (iii) prior to effecting the FABK change of recommendation, FABK negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with Reliant, during the four business day period following FABK’s delivery of the notice referred to in clause (ii) above (to the extent Reliant desires to so negotiate), to make such adjustments to the terms and conditions of the FABK merger agreement so that such acquisition proposal ceases to constitute a superior proposal, and (iv) after the conclusion of such four business day period, FABK’s board of directors determines in good faith, after giving effect to all of the adjustments (if any) which may be offered by Reliant pursuant to clause (iii) above, that such acquisition proposal continues to constitute a superior proposal.

Notwithstanding any FABK change of recommendation, absent termination of the FABK merger agreement, FABK is not relieved of its obligation to hold a special meeting of its shareholders for the purpose of its shareholders voting on those matters required to be approved by its shareholders in order to consummate the transactions contemplated by the FABK merger agreement. Additionally, unless the FABK merger agreement has been terminated, FABK cannot submit to or for a vote of its shareholders any acquisition proposal.

FABK has also agreed in the FABK merger agreement to adjourn or postpone the FABK special meeting if (i) as of the date of the meeting if there are not sufficient shares of FABK common stock represented in person or by proxy to constitute the quorum necessary to conduct the business of the meeting, (ii) as of the date of the meeting FABK has not received proxies representing a sufficient number of shares of FABK common stock for the approval of the FABK merger agreement by FABK’s shareholders, or (iii) required by applicable law in order to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to FABK’s shareholders a reasonable amount of time prior to the FABK special meeting. In the case of clauses (i) and (ii), FABK is not required to adjourn or postpone the meeting more than two times.

Reliant Special Meeting and Recommendation of Reliant’s Board of Directors

Reliant has agreed in the FABK merger agreement to take all action necessary to call and hold as promptly as reasonably practicable following the effective date of the registration statement of which this joint proxy statement/prospectus is a part a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the Reliant stock issuance proposal, the Reliant adjournment proposal, and any other matters required to be approved by Reliant’s shareholders in order to consummate the transactions contemplated by the FABK merger agreement. Reliant and its board of directors must at all times prior to and during the Reliant special meeting recommend to Reliant’s shareholders the approval of the Reliant stock issuance proposal (and take all reasonable and lawful action to solicit and obtain such approval). The Reliant board of directors cannot withdraw, modify, or qualify in any manner adverse to FABK its recommendation of the Reliant stock issuance proposal to Reliant’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (any such prohibited action being referred to in this joint proxy statement/prospectus as a “Reliant change of recommendation”).

Notwithstanding any Reliant change of recommendation, absent termination of the FABK merger agreement, Reliant is not relieved of its obligation to hold a meeting of its shareholders for the purpose of its shareholders voting on those matters required to be approved by its shareholders in order to consummate the transactions contemplated by the FABK merger agreement.

Reliant has also agreed in the FABK merger agreement to adjourn or postpone the Reliant special meeting if (i) as of the date of the meeting if there are not sufficient shares of Reliant common stock represented in person or by proxy to constitute the quorum necessary to conduct the business of the meeting (ii) as of the date of the meeting Reliant has not received proxies representing a sufficient number of shares of Reliant common stock for the approval of the Reliant stock issuance proposal by Reliant’s shareholders, or (iii) required by applicable law in order to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Reliant’s shareholders a reasonable amount of time prior to the meeting. In the case of clauses (i) and (ii), Reliant is not required to adjourn or postpone the meeting more than one time.

Reliant and FABK have agreed to use their respective reasonable best efforts to hold the Reliant special meeting and the FABK shareholder meeting on the same date.

Employee Benefits

Subject to applicable law and the terms of Reliant’s and Reliant Bank’s employee benefit plans, Reliant has agreed that Reliant and Reliant Bank generally will provide employees of FAB who become employees of Reliant Bank in connection with the FABK merger (the “continuing employees”) with benefits that are no less favorable than those provided to similarly situated employees of Reliant Bank as of the date of the FABK merger agreement. Generally, and subject to certain customary exceptions, Reliant and Reliant Bank will recognize the years of service of continuing employees with FAB for vesting and eligibility purposes under employee benefit plans maintained by Reliant or Reliant Bank in which the continuing employees are eligible to participate. Reliant has agreed that Reliant and Reliant Bank, as appropriate, use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions applicable to new employees under Reliant or Reliant Bank health care, dental, and vision plans to not apply to continuing employees or their eligible spouses and dependents. Moreover, if continuing employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, Reliant or Reliant Bank, as appropriate, will use commercially reasonable efforts to cause any successor Reliant or Reliant Bank benefit plan providing health care, dental, or vision coverage for continuing employees to give credit towards the satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor benefit plan for any deductible, co-payment, or other cost-sharing amounts previously paid by continuing employees as part of their participation in the corresponding FABK or FAB benefit plan during the plan year.

FABK has generally agreed in the FABK merger agreement to, prior to the effective time, take (and cause its subsidiaries to take) any actions reasonably requested by Reliant that are necessary or appropriate to (i) cause one or more of the FABK or FAB benefits plans to terminate or be frozen as of or immediately prior to the effective time, (ii) cause benefit accruals and entitlements under any FABK or FAB benefits plan to cease as of or immediately prior to the effective time, (iii) cause the continuation at and after the effective time of any insurance policy or other contract relating to any FABK or FAB benefits plan for such period as may be requested by Reliant, or (iv) facilitate the FABK merger of any FABK or FAB benefits plan into any employee benefit plan maintained by Reliant or its subsidiaries.

Reliant and FABK have agreed to establish a cash-based retention program to promote employee retention and to incentivize employee efforts to consummate the FABK mergers.

Generally, and subject to certain exceptions and conditions set forth in the FABK merger agreement, FAB employees who are not offered continued employment with Reliant or one of its subsidiaries, and continuing employees whose employment is terminated by Reliant or its subsidiaries without cause during the six-month period immediately following the FABK merger, will be paid severance benefits based on their years of service with FAB prior to the effective time and with Reliant and its subsidiaries thereafter.

Indemnification and Insurance

The FABK merger agreement generally provides that, for a period of six years following the FABK merger, Reliant will indemnify, defend, and hold harmless all current and former directors, officers, and employees of FABK and FAB and their subsidiaries against any damages and expenses incurred in connection with any claim arising out of matters existing or occurring prior to the effective time of the FABK merger and based on the fact that such individuals were directors, officers, or employees of FABK or FAB or any of their subsidiaries (or was serving at the request of FABK or FAB or any of their subsidiaries as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity), to the fullest extent these individuals would have been entitled to be indemnified, defended, and held harmless under applicable law and the articles of incorporation and bylaws (or comparable governing documents) of FABK and FAB and their subsidiaries as in effect as of the date of the FABK merger agreement.

The FABK merger agreement requires FABK to obtain (or cause FAB to obtain), prior to the effective time of the FABK merger, and requires Reliant to maintain, after the effective time of the FABK merger, a “tail” policy under FABK’s and FAB’s existing directors’ and officers’ liability insurance policy providing coverage for a period of six years immediately after the effective time of the FABK merger for persons who are immediately prior to the effective time of the FABK merger covered by FABK’s and FAB’s existing directors’ and officers’ liability insurance policy (the “tail insurance”), which tail insurance must provide for at least the same coverage and coverage amounts as, and contain terms and conditions not materially less advantageous than, those currently provided for by FABK’s and FAB’s existing directors’ and officers’ liability insurance policy. However, without the prior written consent of Reliant, FABK and FAB cannot expend for tail insurance (for that six-year period) an amount in excess of 200% of the most recent annual premium paid by FABK for their existing directors’ and officers’ liability insurance policy.

Certain Additional Covenants

The FABK merger agreement also contains additional covenants, including, among others, covenants relating to (i) FABK obtaining estoppel letters from FABK’s and FAB’s existing landlords; (ii) preparing the documentation and filings to obtain, and, obtaining the governmental authority and other third-party consents and approvals required for the transactions contemplated by the FABK merger agreement; (iii) public statements or disclosures pertaining to the FABK merger agreement or the transactions contemplated by the FABK merger agreement; (iv) the preparation and filing of the registration statement and this joint proxy statement/prospectus; (v) Reliant seeking the authorization for listing on Nasdaq of the shares of Reliant common stock to be issued as FABK merger consideration; (vi) Reliant providing for the exemption from liability under Rule 16b-3 under the Exchange Act for dispositions of FABK common stock and FABK equity awards and acquisitions of Reliant common stock (and derivative securities with respect thereto) by FABK insiders; (vii) exempting the FABK merger agreement, the FABK mergers, the FABK bank merger, and the other transactions contemplated by the FABK merger agreement from all “takeover laws”; (viii) giving notice of any proceeding commenced or threatened and relating to the transactions contemplated by the FABK merger agreement; (ix) planning and preparing for the consolidation of appropriate operating functions and the conversion of the data processing and related electronic information technology systems of FABK and FAB; (x) FABK providing Reliant and Reliant Bank with notice of their receipt of any notice, demand or other instrument or communication relating to dissenters’ rights pursuant to Chapter 23 of the Tennessee Business Corporation Act (including any notice of intent to demand payment or any withdrawal of such notice) provided by or on behalf of any shareholder of FABK common stock; and (xi) termination of certain employment agreements and subsequent lump-sum cash payments to and the entry into restrictive covenant agreements with certain employees of FABK and/or FAB.

Conditions to Consummation of the FABK Merger

The respective obligations of Reliant, Merger Sub, and FABK to consummate the FABK merger are subject to the satisfaction or, to the extent permissible, waiver of certain conditions, including:

•	the approval of the FABK merger proposal by FABK’s shareholders;
•	the approval of the Reliant stock issuance proposal by Reliant’s shareholders;
•	the receipt of all required consents and approvals of governmental authorities required to consummate the transactions contemplated by the FABK merger agreement, without the imposition of any non-customary condition, restriction, that would, individually or in the aggregate with one or more other conditions, restrictions, or requirements, have or reasonably be expected to have a material and adverse effect on the business, properties, assets, liabilities, financial condition, operations, or results of operations of the combined company and its subsidiaries taken as a whole, and the expiration of all statutory waiting periods;
•	the absence of any order, decree, or injunction enjoining or prohibiting the FABK merger, the second step merger, or the FABK bank merger, and any action, suit, or proceeding seeking the same, and the absence of any law prohibiting or making illegal the consummation of the FABK merger, the second step merger, or the FABK bank merger;

•	the effectiveness of the registration statement, of which this joint proxy statement/prospectus is a part, under the Securities Act, and the absence of any stop order suspending its effectiveness, as well as the absence of any action, suit, or proceeding to suspend the effectiveness of the registration statement; and
•	the authorization of the shares of Reliant common stock to be issued as FABK merger consideration to FABK shareholders for listing on Nasdaq.

FABK’s obligation to consummate the FABK merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of Reliant and Merger Sub in the FABK merger agreement, both as of the date of the FABK merger agreement and as of the date of the closing of the FABK mergers (except for representations and warranties that speak only as of the date of the FABK merger agreement or another date), subject to the materiality standards provided for in the FABK merger agreement;
•	Reliant’s and Merger Sub’s performance of and compliance with, in all material respects, their obligations and covenants in the FABK merger agreement;
•	FABK’s receipt of a certificate, dated as of the date of the closing of the FABK mergers, signed by the chief executive officer and chief financial officer of Reliant to the effect that the two conditions described immediately above have been satisfied; and
•	FABK’s receipt of an opinion from KTS, legal counsel to FABK, dated as of the date of the closing of the FABK mergers, to the effect that the FABK mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The respective obligations of Reliant and Merger Sub to consummate the FABK merger are also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of FABK in the FABK merger agreement, both as of the date of the FABK merger agreement and as of the date of the closing of the FABK mergers (except for representations and warranties that speak only as of the date of the FABK merger agreement or another date), subject to the materiality standards provided for in the FABK merger agreement;
•	FABK’s performance of and compliance with, in all material respects, its obligations and covenants in the FABK merger agreement;
•	Reliant’s and Merger Sub’s receipt of a certificate, dated as of the date of the closing of the FABK mergers, signed by the chief executive officer and chief financial officer of FABK to the effect that the two conditions described immediately above have been satisfied;
•	Reliant’s receipt of an opinion from Butler Snow, dated as of the date of the closing of the FABK mergers, to the effect that the FABK mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;
•	Reliant’s receipt of evidence that each member of the board of directors of FABK, each member of the board of directors of FAB, and each member of the board of directors of each subsidiary of FABK or FAB have delivered to FABK, FAB or such subsidiary, respectively, written resignations whereby such individuals resign from such boards of directors as of the effective time of the FABK merger;
•	the holders of not more than 10% of the outstanding shares of FABK common stock shall have perfected and not effectively withdrawn or lost their rights to dissent from the FABK merger pursuant to Chapter 23 of the Tennessee Business Corporation Act;
•	Reliant’s receipt of evidence that each of the certain approvals, consents and waivers identified by Reliant as required in order to consummate the FABK mergers has been received by FABK; and
•	the lock-up agreements entered into by certain holders of FABK common stock and executed contemporaneously with the FABK merger agreement shall not have been terminated and shall have remained in full force and effect.

There can be no assurance as to whether or when all of the conditions to consummation of the FABK merger will be satisfied or, where permissible, waived.

Termination of the FABK Merger Agreement

Generally. The FABK merger agreement may be terminated as follows:

•	by mutual written agreement of Reliant, Merger Sub, and FABK;
•	by Reliant and Merger Sub or FABK, in the event that FABK’s shareholders do not approve the FABK merger agreement and the transactions contemplated thereby, provided that, in the case of termination by FABK, FABK and its board of directors have complied with their obligations to call and hold the FABK special meeting and to recommend approval of the FABK merger agreement to solicit approval of the FABK merger agreement by FABK’s shareholders;
•	by Reliant and Merger Sub or FABK, in the event that Reliant’s shareholders do not approve the Reliant stock issuance proposal, provided that, in the case of termination by Reliant, Reliant and its board of directors have complied with their obligations to call and hold the Reliant special meeting and to recommend approval of the Reliant stock issuance proposal to and solicit approval of the Reliant stock issuance proposal by Reliant’s shareholders;
•	by Reliant and Merger Sub or FABK, in the event that any consent, approval, or waiver from any governmental entity or regulatory agency required for the consummation of the transactions contemplated by the FABK merger agreement has been denied by final and non-appealable action of such governmental entity or regulatory agency or any application for any such consent, approval, or waiver has been permanently withdrawn at the request of any such governmental entity or regulatory agency, provided the denial or withdrawal is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub or FABK, in the event that any court or other governmental authority of competent jurisdiction has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the FABK merger agreement, provided that the action of such governmental authority is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub or FABK, in the event the FABK merger is not consummated by August 31, 2020, provided that the failure to consummate the FABK merger by such date is not due to the failure of the terminating party to perform or observe its obligations under the FABK merger agreement;
•	by Reliant and Merger Sub:
-	in the event of a breach of the FABK merger agreement by FABK, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the FABK merger, result in any of the conditions to the FABK merger not being satisfied and has not been cured by the earlier of August 31, 2020, and the date which is 30 days after written notice to FABK of the breach, and provided that neither Reliant nor Merger Sub is in material breach of the FABK merger agreement (a “Reliant material breach termination”);
-	in the event that prior to the approval of the FABK merger agreement by FABK’s shareholders (i) FABK materially breaches its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by FABK’s shareholders or (ii) the FABK board of directors does not publicly recommend in this joint proxy statement/prospectus the approval of the FABK merger agreement and the transactions contemplated thereby by FABK’s shareholders or, after having made such recommendation, subsequently makes an FABK change of recommendation;
-	in the event a tender offer or exchange offer for 20% or more of any class or series of outstanding shares of FABK stock is commenced (other than by Reliant or its subsidiaries) and FABK’s board of directors recommends that FABK shareholders tender their shares in such tender offer or exchange offer or otherwise fails to recommend that FABK shareholders reject the tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act;
•	by Reliant, if the FABK tangible common equity is less than $73,000,000;

•	by FABK:
-	in the event of a breach of the FABK merger agreement by Reliant or Merger Sub, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the FABK merger, result in any of the conditions to the FABK merger not being satisfied and has not been cured by the earlier of August 31, 2020, and the date which is 30 days after written notice to the breaching party of the breach, and provided that FABK is not in material breach of the FABK merger agreement;
-	in the event that prior to the approval of the Reliant stock issuance proposal by Reliant’s shareholders (i) the Reliant board of directors does not publicly recommend in this joint proxy statement/prospectus the approval of the Reliant stock issuance proposal by Reliant’s shareholders or, after having made such recommendation, subsequently makes a Reliant change of recommendation or (ii) Reliant materially breaches the FABK merger agreement by failing to call, give notice of, convene, and hold the Reliant special meeting as required by the FABK merger agreement;
-	in the event that (i) Reliant’s volume-weighted average closing stock price over a 15 consecutive trading day period prior to and ending on the fifth business day before the closing (the “average closing price”) is less than $18.5464, and (ii) (a) the number obtained by dividing the average closing price by $23.1830 is less than (b) the difference between (1) the number obtained by dividing the closing index value for the Nasdaq Bank Index as reported in The Wall Street Journal on the determination date by $3,706.69, and (2) 0.20, provided that FABK shall not be entitled to terminate the FABK merger agreement without giving Reliant written notice of the intent to terminate the FABK merger agreement within two business days after the determination date, and provided further, that FABK’s termination right shall be subject to Reliant’s right to increase the FABK merger consideration (either with additional shares of Reliant common stock or, subject to the requirement that the FABK merger remains a “reorganization” for tax purposes, additional cash) such that the aggregate FABK merger consideration equals, at a minimum, an amount equal to the sum of (i) the cash consideration multiplied by the number of shares of FABK common stock then outstanding, plus (ii) the product of (x) the number of shares of FABK common stock outstanding on the determination date, multiplied by (y) the exchange ratio, multiplied by (z) $18.5464; or
-	at any time prior to the approval of the FABK merger agreement by the shareholders of FABK, for the purpose of entering into an agreement with respect to a superior proposal, provided that FABK has not materially breached its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by FABK’s shareholders.

Effect of Termination. Generally, and except as discussed below, if the FABK merger agreement is terminated, the parties will have no further liability or obligations under the FABK merger agreement, provided that (i) certain designated provisions of the FABK merger agreement will survive termination, including those relating to the confidentiality of information shared by the parties pursuant to the FABK merger agreement, public statements or disclosures pertaining to the FABK merger agreement or the transactions contemplated by the FABK merger agreement, and the payment of termination fees described below, and (ii) the termination of the FABK merger agreement will not release a party from any liability for fraud or any willful or intentional breach of the FABK merger agreement.

Termination Fees. FABK will be required to pay Reliant a fee of $6.0 million (the “termination fee”) in the following circumstances:

•	in the event of a Reliant material breach termination, if at any time after the date of the FABK merger agreement and at or before the FABK special meeting an acquisition proposal has been made known to FABK or any of its subsidiaries, which acquisition of has not been withdrawn prior to the date of the termination of the FABK merger agreement, and within 12 months of the date of termination of the FABK merger agreement FABK or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same acquisition proposal as that first referred to above);

•	in the event Reliant and Merger Sub terminate the FABK merger agreement because, prior to the approval of the FABK merger agreement by FABK’s shareholders, (i) FABK materially breaches its obligations under the FABK merger agreement relative to acquisition proposals or calling and holding the FABK special meeting and recommending and soliciting approval of the FABK merger agreement by its shareholders, or (ii) the FABK board of directors does not recommend in this joint proxy statement/prospectus the approval of the FABK merger agreement and the transactions contemplated thereby by its shareholders or, after having made such recommendation, subsequently makes an FABK change of recommendation;
•	in the event Reliant and Merger Sub terminate the FABK merger agreement because FABK’s board of directors recommends that its shareholders tender their shares in a tender offer or exchange offer for 20% or more of any class or series of outstanding shares of FABK’s stock (other than one by Reliant or its subsidiaries), or because FABK’s board of directors otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or
•	in the event FABK terminates the FABK merger agreement at any time prior to the approval of the FABK merger agreement by FABK’s shareholders for the purpose of entering into an agreement with respect to a superior proposal.

The above-described termination fee payable by FABK could discourage other companies from seeking to acquire or merge with FABK prior to completion of the FABK merger and could cause FABK to reject any acquisition proposal from a third party, which does not take into account the termination fee.

Amendment and Waiver

The FABK merger agreement may be amended, modified or supplemented at any time, either before or after the approval of the FABK merger agreement by any party’s shareholders, by, but only by, a written instrument executed by each of the parties. However, notwithstanding the foregoing, after the approval of the Reliant stock issuance proposal by the shareholders of Reliant or approval of the FABK merger proposal by the shareholders of FABK, the FABK merger agreement cannot be amended without the further approval of Reliant shareholders or FABK shareholders, as applicable, if such amendment requires further approval of such shareholders under applicable law. Any provision of the FABK merger agreement may be waived by the party or parties entitled to the benefits of that provision, if the waiver is in writing and executed by the party or parties granting the waiver.

Governing Law

The FABK merger agreement is governed by Tennessee law.

Expenses

The FABK merger agreement provides generally that each party will pay its own expenses incurred in connection with the FABK merger agreement and the transactions contemplated by the FABK merger agreement. This includes fees and expenses of legal counsel, accountants, and other professional advisors. However, the parties agreed in the FABK merger agreement that the cost of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC or any other governmental authority in connection with the FABK merger, the FABK second step merger, or the FABK bank merger will be shared equally by Reliant and FABK.

Specific Performance

The FABK merger agreement provides that its terms may be specifically enforced by the parties, without limiting any other remedies that may be available to the parties.

Exclusive Jurisdiction

The FABK merger agreement provides that any claim, action, suit, or proceeding related to the FABK merger agreement or the transactions contemplated by the FABK merger agreement must be brought and heard only in the state courts of the State of Tennessee located in Nashville, Tennessee, or the United States District Court for the Middle District of Tennessee (Nashville Division).

INFORMATION ABOUT RELIANT

General

Reliant, through its subsidiary Reliant Bank, provides a full range of traditional banking products and services throughout the Middle Tennessee Region and the Nashville MSA, and in Chattanooga, Tennessee. Based on the deposit market share data published by the FDIC as of June 30, 2019, the latest available date, Reliant Bank is ranked the 10th largest bank in the Nashville MSA. Reliant Bank primarily markets its services to small businesses and residents within its markets. Reliant Bank operates its main office and 16 branches in Davidson, Hickman, Hamilton, Maury, Robertson, Rutherford, Sumner, and Williamson counties in Tennessee. Additionally, Reliant Bank operates mortgage offices in Brentwood, Hendersonville, and Memphis, Tennessee as well as two in Little Rock, Arkansas.

History

Reliant, a Tennessee corporation, was incorporated on March 4, 2011, to serve as a holding company for and the sole shareholder of Reliant Bank. It became the holding company of Reliant Bank upon completion of Reliant Bank’s reorganization into a holding company structure on June 6, 2012.

Reliant is a registered financial holding company under the Bank Holding Company Act and under the bank holding company laws of the State of Tennessee. Reliant Bank was incorporated on April 17, 2006, as a state-chartered bank under the laws of the State of Tennessee. Reliant Bank opened for business on August 14, 2006.

Products and Services Overview

Reliant Bank is a full-service community bank. Its principal business is banking, consisting of lending to and deposit gathering from (as well as providing other banking-related products and services to) businesses and individuals within the communities it serves, and the operational support to deliver, fund and manage such banking services. Reliant Bank provides a wide range of commercial banking services for businesses and individuals, including checking, savings, and money market deposit accounts, certificates of deposit and consumer, commercial and real estate loans. Reliant Bank’s profitability is dependent on responsible lending with strong focus on lending standards to help ensure long-term growth in assets, loans, deposits and net income in a manner consistent with safe, sound and prudent banking practices. To achieve this goal, Reliant Bank’s strategy is to: (1) expand loans and deposits through organic market share growth and strategic acquisitions; (2) provide customers with a breadth of products and financial services; (3) employ, empower and motivate management to provide personalized customer service, consistent with the best traditions of community banking, while maximizing profits; and (4) maintain asset quality and control overhead expense.

Reliant Bank provides a variety of loans, deposits and related services to its business customers. Such services include but are not limited to business checking, deposit products and services, business loans, and lines of credit. Reliant Bank offers similar services to its consumer customers, including but not limited to personal loans, checking accounts, residential mortgage loans and mortgage refinancing, safe deposit boxes, debit cards, direct deposit, and official bank checks.

Employees

As of December 1, 2019, Reliant and Reliant Bank had 303 employees on a full-time or part-time basis. The employees are not represented by a collective bargaining unit. Reliant and Reliant Bank believe that their relationship with their employees is good. Reliant Bank employs seasoned banking professionals with experience in its market areas and who are active in their communities.

Competition

Reliant Bank has substantial competition in attracting and retaining deposits and making loans to its customers in all of its principal markets. Reliant Bank face competition in all areas of its operations from a variety of different competitors, many of which are larger and have more financial resources than it. Such competitors primarily include national, regional, and internet banks, in addition to other community banks that seek to offer service levels similar to Reliant Bank’s. Reliant Bank also faces competition from many others types of financial institutions, including, without limitation, savings and loans associations, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can operate as affiliates under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking services. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of Reliant Bank’s non-bank competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than Reliant Bank can. Finally, as a result of the passage of the Tax Cuts and Jobs Act, which was signed into law in late 2017, Reliant Bank’s competitors may choose to offer lower interest rates and pay higher deposit rates than Reliant Bank does.

Reliant Bank believes that it successfully competes with larger banks and other community banks in its target markets by focusing on personal service and financial products to meets the needs of the businesses and consumers in those markets.

Corporate Information

Reliant’s principal executive offices are located at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, and its telephone number is (615) 221-2020. Reliant’s website is www.reliantbank.com. References to the Reliant website and information contained therein is not, and you must not consider that information to be, a part of this joint proxy statement/prospectus.

Additional Information Concerning Reliant

Certain additional information concerning directors and executive officers of, principal shareholders of, certain relationships and related transactions and other matters concerning Reliant is included in Reliant’ Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 8, 2019. Additionally, Reliant’s financial statements and management’s discussion and analysis of financial condition and results of operations are included in Reliant’s most recent Annual Report on Form 10-K and in Reliant’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019, and September 30, 2019. These reports are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [•]. Shareholders of either Reliant or FABK desiring a copy of such documents may contact Reliant at the address listed on the inside front cover page, or the SEC which also maintains a web site on the Internet at http://www.sec.gov that contains reports that Reliant files electronically with the SEC. These reports also are available at Reliant’s website (www.reliantbank.com). Information contained on Reliant’s website, other than the documents that Reliant files with the SEC that are incorporated by reference in this joint proxy statement/prospectus, is not incorporated by reference into this joint proxy statement/prospectus and, therefore, is not part of this joint proxy statement/prospectus.

Pending Acquisition of TCB Holdings

On September 16, 2019, Reliant, TCB Holdings, and CBT entered into a definitive merger agreement for TCB Holdings to merge with and into Reliant and CBT a wholly owned subsidiary of TCB Holdings, to merge with and into Reliant Bank. The TCB Holdings merger agreement has been adopted by the board of directors of each of Reliant, TCB Holdings, and CBT, and the TCB Holdings merger is expected to close in the first quarter of 2020. Completion of the TCB Holdings merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of TCB Holdings’ shareholders

Under and subject to the terms of the TCB Holdings merger agreement, at the effective time of the TCB Holdings merger, each outstanding share of common stock, par value $1.00 per share, of TCB Holdings (other than certain excluded and dissenting shares) will be converted into and canceled in exchange for the right to receive (i) $17.13 in cash, without interest, and (ii) 0.769 shares of Reliant’s common stock, subject to adjustment under certain circumstances provided for in the TCB Holdings merger agreement. As of

November 15, 2019, there were 1,055,041.86 shares of TCB Holdings common stock outstanding. At the effective time of the TCB Holdings merger, each outstanding option to purchase TCB Holdings common stock will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $34.25 minus the per share exercise price of the option multiplied by (ii) the number of shares of TCB Holdings common stock subject to the option (to the extent not previously exercised).

TCB Holdings is a bank holding company headquartered in Ashland City, Tennessee, Tennessee, and operates banking centers in Ashland City, Kingston Springs, Pegram, Pleasant View and Springfield, Tennessee through its wholly-owned subsidiary CBT. See page [•] for “Selected Consolidated Historical Financial Data of TCB Holdings.”

Subordinated Debt Issuance in Connection with the FABK Merger and the TCB Holdings Merger

On December 13, 2019, Reliant completed the Debt Issuance. In connection with the Debt Issuance, Reliant entered into the Registration Rights Agreement, and pursuant to the Registration Rights Agreement, Reliant has agreed to take certain actions to provide for the exchange of the Notes for subordinated notes that are registered under the Securities Act and have substantially the same terms as the Notes. Reliant intends to use the net proceeds from the Debt Issuance to pay cash consideration for the FABK merger and the TCB Holdings merger, to support organic growth, including maintenance of bank level capital ratios, and for general corporate purposes.

DESCRIPTION OF RELIANT CAPITAL STOCK

General

Reliant is authorized by its charter to issue a maximum of 30,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of [•], 2020, there were [•] shares of Reliant common stock issued and outstanding and no shares of preferred stock issued and outstanding. There were approximately [•] holders of record of Reliant common stock as of [•], 2020. The number of record holders does not include DTC participants or beneficial owners holding shares through nominee names.

The following is a summary of certain rights and provisions of Reliant’s capital stock. You are urged to read the Reliant charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page [•].

Common Stock

Voting Rights. The holders of Reliant common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting.

Dividend Rights and Limitations on Payment of Dividends. Holders of Reliant common stock are entitled to dividends when, as and if declared by the Reliant board of directors out of funds legally available for that purpose. Reliant currently expects to continue to pay (when, as and if declared by the Reliant board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on Reliant common stock; however, there can be no assurance that Reliant will continue to pay dividends in the future. Future dividends on Reliant common stock will depend upon earnings, liquidity, and capital requirements, the general economic and regulatory climate, Reliant’s ability to service any equity or debt obligations senior to Reliant common stock, and other factors deemed relevant by the Reliant board of directors.

As a holding company, Reliant is ultimately dependent upon its subsidiary, Reliant Bank, to provide funding for its operating expenses, debt service, and dividends. Various banking laws and regulations applicable to Reliant Bank limit the payment of dividends and other distributions by Reliant Bank to Reliant, and these laws and regulations may limit Reliant’s ability to pay dividends on Reliant common stock. Additionally, bank regulatory authorities could impose administratively stricter limitations on the ability of Reliant Bank to pay dividends to Reliant if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Board of Directors. The business of Reliant is managed by a board of directors, the members of which are elected by a majority of the votes cast by holders of Reliant common stock (except in the event of a contested election in which case directors are elected by a plurality of the votes cast by shares entitled to vote, assuming the presence of a quorum at the subject meeting). Reliant’s board of directors is divided into three classes; however, it is in the process of phasing out its three-class board structure. All directors will be up for election at the 2020 annual meeting of shareholders, and individuals elected as directors at the 2020 annual meeting will serve for terms expiring at the 2021 annual meeting of Reliant’s shareholders and until the election and qualification of their successors. No shareholder has the right to cumulative voting with respect to the election of directors.

Liquidation Rights. In the event of Reliant’s liquidation, dissolution, or winding-up, holders of Reliant common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

Conversion and Subscription Rights. The holders of shares of Reliant common stock have no conversion, preemptive, or other subscription rights.

Liability to Further Calls or to Assessments. The shares of Reliant common stock are not subject to liability for further calls or to assessments by Reliant.

NASDAQ Listing. Reliant common stock is listed on Nasdaq under the symbol “RBNC.”

Preferred Stock

No shares of Reliant preferred stock are outstanding. The board of directors of Reliant may, without further action by the Reliant shareholders, issue one or more series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights may be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value. The Tennessee Control Share Acquisition Act is not applicable to Reliant because Reliant’s charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors adopted the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Reliant’s charter does not have special requirements for transactions with interested parties; however, under the Tennessee Business Corporation Act, with exceptions, all mergers and similar transactions must be adopted by a majority of Reliant’s board of directors and a majority of the shares entitled to vote.

The Tennessee Business Combination Act applies to Reliant, because neither Reliant’s charter nor its bylaws expressly provide that the company shall not be subject to the act as is required under the act.

The Tennessee Greenmail Act applies to a Tennessee corporation, such as Reliant, that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Reliant may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Reliant or Reliant makes an offer, of at least equal value per share, to all shareholders of such class.

Certain Protective Provisions

General

Reliant’s charter and bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of the Reliant board of directors to deal with attempts to acquire control of Reliant. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even though such a transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of Reliant common stock.

The following briefly summarizes protective provisions that are contained in Reliant’s charter and bylaws and which are provided by the Tennessee Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to the Reliant charter and bylaws and the statutory provisions contained in the Tennessee Business Corporation Act.

Authorized but Unissued Stock

The authorized but unissued shares of Reliant common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of Reliant common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Reliant by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the company’s management.

Removal of Directors and Filling Vacancies

Reliant’s charter and bylaws provide that a director may be removed from office prior to the expiration of such director’s term only for cause at a meeting called for such purpose. This provision could reduce the likelihood that the shareholders are able remove a member of the Reliant board of directors. Additionally, Reliant’s bylaws provide that all vacancies on the board may be filled by the board of directors for the unexpired term, giving the board the ability to appoint directors to serve for a limited period of time without shareholder approval.

Advance Notice Requirements for Shareholder Proposals

Reliant’s bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit certain information regarding the proposal, together with the proposal itself, to the Reliant Corporate Secretary in advance of the annual meeting. Shareholders submitting proposals for inclusion in the company’s proxy statement must comply with the proxy rules under the Exchange Act. Reliant may reject a shareholder proposal that is not made in accordance with such procedures. These provisions could reduce the likelihood that shareholders submit proposals for matters to be considered at annual or special meetings of Reliant’s shareholders.

Certain Nomination Requirements

Pursuant to Reliant’s bylaws, Reliant has established certain shareholder nomination requirements for an individual to be nominated for election as a director at any annual or special meeting of Reliant shareholders, including that the nominating party provide the company within a specified time prior to the meeting: (i) certain identifying information about any person who the shareholder proposes to nominate for election as a director, including information relating to such person that is required to be disclosed under the Exchange Act in solicitations of proxies for elections of directors, and (ii) certain identifying information about the shareholder making the nomination. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the Reliant board of directors.

Business Combinations with Interested Shareholders

The Tennessee business combinations statute provides that a 10% or greater shareholder of a Tennessee corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose charter contains a provision electing not to be covered by the law. The Reliant charter does not contain such a provision. An amendment of the Reliant charter to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Registrar and Transfer Agent

The registrar and transfer agent for Reliant common stock is Broadridge Financial Solutions, Inc.

COMPARATIVE RIGHTS OF SHAREHOLDERS

Reliant and FABK are incorporated under the laws of the State of Tennessee. The holders of FABK common stock, whose rights are governed by Tennessee law, the charter of FABK, and the bylaws of FABK, will become holders of Reliant common stock upon the exchange of their shares of FABK common stock for shares of Reliant common stock at the effective time pursuant to the FABK merger. Accordingly, their rights as such will be governed by Tennessee law, the Reliant charter, and the Reliant bylaws.

The summary below is a description of the material differences between the rights of FABK’s shareholders and Reliant’s shareholders under their respective governing documents and the Tennessee Business Corporation Act.

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
Voting Rights	The holders of Reliant common stock are entitled to one vote per share on all matters presented for a shareholder vote. Reliant’s shareholders are not entitled to cumulative voting.
Each outstanding share of FABK common stock is entitled to one vote on each matter to be voted on by the shareholders. Cumulative voting is not permitted by shareholders of any class or series in the election of directors.

Description of Common Stock
Reliant’s charter authorizes the issuance of 30,000,000 shares of Reliant common stock. In the event of Reliant’ s liquidation, dissolution, or winding-up, holders of Reliant common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

FABK’s charter authorizes the issuance of 50,000,000 shares of FABK common stock, par value $0.01 per share. In the event of any liquidation, dissolution, or winding up of the affairs of FABK, whether voluntary of involuntary, after there shall have been paid, or declared and set aside, for payment, to the holders of the outstanding shares of any class having preferences over the common stock in any such event the full preferential amounts to which they are respectively entitled, the holders of the common stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of FABK, to receive the remaining assets of FABK available for distribution, in cash or in kind.

Description of Preferred Stock
Reliant’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock, par value $1.00 per share. The board of directors may, by resolution, issue one or more series of preferred stock and set forth the designation and preferences, limitations, and relative rights of such series without shareholder approval. Reliant has no shares of preferred stock outstanding.

FABK has the authority to issue 10,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued by the FABK board of directors from time to time in one or more series and in such amounts and at such par values as may be determined by the board of directors without the approval of FABK’s shareholders except as otherwise provided in the FABK charter or the rules of a national securities exchange or automated quotation system, if applicable. The board of directors has the ability through resolution to determine the rights, preferences and restrictions of one or more series of preferred stock. In the event of

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS

any liquidation, dissolution, or winding up of the affairs of FABK, the rights of the holders of shares of a class or series of preferred stock may vary depending on whether such liquidation, dissolution, or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on parity with such rights of any other class or series of stock. FABK has no shares of preferred stock issued and outstanding.

Number of Shares of Outstanding Common Stock before the FABK Merger	[ ] shares of Reliant common stock were issued and outstanding as of the last practicable date prior to the date of this joint proxy statement/prospectus.	[ ] shares of FABK common stock were issued and outstanding as of the last practicable date prior to the date of this proxy statement/prospectus.

Number of Shares of Outstanding Common Stock after the FABK Merger	Immediately after the FABK merger, Reliant will have approximately [ ] shares of Reliant common stock outstanding.	Immediately after the FABK merger, FABK will not have any shares of any class of capital stock issued or outstanding.

Estimated Voting Percentage of Reliant’s and FABK’s Shareholders with respect to Reliant Common Stock after the FABK Merger
On a non-diluted basis, based on the number of shares of Reliant common stock outstanding as of the last practicable date prior to this joint proxy statement/prospectus, if the FABK merger was completed today, current shareholders of Reliant would own approximately [   ]% of the outstanding shares of the combined company.

On a non-diluted basis, based on the number of shares of FABK common stock outstanding as of the last practicable date prior to this proxy statement/prospectus, if the FABK merger was completed today, current shareholders of FABK would own approximately [   ]% of the outstanding shares of the combined company.

Rights of Holders of Stock Subject to Future Issuances of Stock	The rights of holders of Reliant common stock may be affected by the future issuance of Reliant common stock or preferred stock.	The rights of holders of FABK common stock may be affected by the future issuance of FABK common or preferred stock.

Preemptive Rights	Reliant’s charter does not provide for preemptive rights for holders of Reliant common stock.	FABK’s charter does not provide for preemptive rights for holders of FABK common or preferred stock.

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
Special Meeting of Shareholders
Reliant’s charter allows special meetings of the shareholders to be called by the holder(s) of 20% or more of the issued and outstanding shares of voting stock of Reliant in the manner prescribed in the bylaws of Reliant. Reliant’s bylaws provide that special meetings of the shareholders of Reliant may be called by (i) the Chairman of the board of directors, (ii) the President or Chief Executive Officer, (iii) a majority of the board of directors, or (iv) the holders of 20% or more of the outstanding shares of voting stock of Reliant.

Moreover, Reliant’s bylaws provide that if a shareholder calls a special meeting, the request for the meeting shall: (i) be in writing, (ii) specify the general nature of the business proposed to be transacted, and (iii) be delivered to the Secretary of Reliant.

FABK’s bylaws state that special meetings of the shareholders may only be called by the persons authorized to do so by FABK’s charter. FABK’s charter states that, subject to the rights of the holders of any class or series of preferred stock, special meetings of the shareholders may only be called by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which FABK would have if there were no vacancies on the board of directors.

Moreover, FABK’s bylaws state that business transacted at any special meeting shall be confined to the purpose or purposes stated in the notice of such meeting.

Election, Size, and Classification of Board of Directors
Reliant’s bylaws provide that the board of directors shall consist of at least five but no more than 25 individuals. The number of members of the board of directors may from time to time be fixed or changed, within the range set forth above, by resolution of the board of directors. Directors are elected annually at the annual meeting of the shareholders by a majority of the votes cast, except that if the number of nominees exceeds the number of directors to be elected, directors are instead elected by a plurality of the votes cast by shares entitled to vote, assuming the presence a quorum at the meeting.
FABK’s bylaws provide that directors are elected by a plurality of the votes cast by the shares present in person or present by proxy at the meeting and entitled to vote in the election of directors.

Prior to Reliant’s 2018 annual meeting of shareholders, its board of directors was divided into three classes, Class I, Class II and Class III, which were as nearly equal in number as possible, and each class of director served a three year term. Reliant’s shareholders approved an amendment to Reliant’s charter to declassify the board of directors at the 2018 annual meeting of shareholders. As a result, beginning with the election of directors at the 2019

The charter of FABK states that the board of directors will consist of not less than five (5) nor more than fifteen (15) directors; the exact number of directors may be fixed, changed, or determined from time to time by the board of directors, but in no event shall the number of directors be increased or decreased beyond the range established in the charter. The charter of FABK states that the directors are divided into three classes, designated Class I, Class II and Class III, with each consisting

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
	annual meeting of shareholders, all directors are elected for one year terms. The board of directors will be completely declassified commencing with the 2020 annual meeting of shareholders.	of approximately one-third of the total number of directors.

Reliant’s board of directors presently consists of 12 individuals. In connection with the FABK merger, Reliant’s board of directors will take all requisite action to increase the size of the Reliant board of directors by two members (for a total of 14 individuals) mutually agreed upon by Reliant and FABK.
FABK’s board of directors presently consists of nine (9) individuals.

Vacancies on the Board of Directors	The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

Reliant’s bylaws state that in the event of a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or a vacancy resulting from the removal of a director for any reason or a director’s resignation, (a) the shareholders may fill the vacancy, (b) the board of directors may fill the vacancy, or (c) if the directors remaining in office constitute fewer than a quorum of the board of directors, the directors remaining in office may fill the vacancy by the affirmative vote of a majority of such directors.

Both the charter and bylaws of FABK provide that any vacancy on the board of directors, however caused, and newly created directorships shall be filled only by a vote of at least a majority of the directors then in office whether or not a quorum and any director so chosen shall hold office for a term expiring at the next meeting of shareholders at which directors are elected.

Removal of Directors
The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

	Reliant’s charter provides that a director may be removed by the shareholders of Reliant only for cause and in accordance with the bylaws. Reliant directors may also be removed for cause by the vote	FABK’s charter states that directors may only be removed for cause by a vote of at least 80% of the outstanding shares of capital stock of FABK entitled to vote generally in the election of directors

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS

of a majority of the board of directors at a meeting called for such purpose. The notice of any such meeting, whether of the shareholders of Reliant or the directors, must state that the purpose of the meeting is the removal of one or more directors.
(considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose, except as otherwise required by law.

Indemnification
Reliant’s charter provides that Reliant shall indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the Tennessee Business Corporation Act. Reliant may purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, and employees, in each case to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations.

FABK’s charter provides that FABK shall indemnify its directors and officers and those serving at the request of FABK as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise to the fullest extent authorized by the Tennessee Business Corporation Act. The right to indemnification includes the right to be paid by FABK the expenses incurred in defending a proceeding in advance of its final disposition. FABK may maintain insurance to protect itself and any director, officer, employee or agent of FABK or any subsidiary or affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not FABK would have the power to indemnify such person against such expense, liability or loss under the Tennessee Business Corporation Act.

Personal Liability of Directors
The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends), as amended.

The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends), as amended.

Reliant’s charter provides that no director of Reliant shall be personally liable to Reliant or its shareholders for monetary damages for breach of any fiduciary duty as a director with the only exceptions being those listed in Section 48-18-302 of the Tennessee Business Corporation Act (above).

FABK’s charter provides that, to the fullest extent permitted by the Tennessee Business Corporation Act, a director of FABK shall not be liable to FABK or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to FABK or its

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS

shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions under Section 48-18-304 of the Tennessee Business Corporation Act.

Any amendment to this provision of the Reliant charter by the shareholders of Reliant requires the affirmative vote of at least two-thirds of all votes entitled to be cast on the amendment, unless the amendment is approved by of two-thirds of the members of the board of directors in which event the amendment requires the affirmative vote of a majority of all votes entitled to be cast on the amendment. If any such amendment to this provision of the Reliant charter is approved by the shareholders, such amendment shall be prospective only and shall not adversely affect the limitation of the personal liability of any director with respect to actions or omissions occurring prior to the effective date of such charter amendment.

Any repeal or modification of this provision of the FABK charter by the shareholders of FABK shall not adversely affect any right or protection of a director of FABK existing at the time of such repeal or modification.

Dissenters’ Rights
The Tennessee Business Corporation Act provides that a shareholder of a Tennessee corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from certain transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Reliant common stock, which are listed on a national exchange.

The Tennessee Business Corporation Act provides dissenters’ rights to shareholders of a company proposing a merger, share exchange or a sale of substantially all of the assets of the company allowing shareholders to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions. The parties have determined that FABK’s shareholders have the right to dissent from the FABK merger.

Votes on Extraordinary Corporate Transactions
Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of Reliant’s assets, a merger of Reliant with and into another corporation, or a share exchange involving one or more classes or series of Reliant’s shares or a dissolution of Reliant must be approved by the board of directors (except in certain limited circumstances) plus, with

Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of FABK’s assets, a merger of FABK with and into another corporation, or a share exchange involving one or more classes or series of FABK’s shares or a dissolution of FABK must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.
the holders of a majority of all shares of stock entitled to vote thereon.

Under the FABK charter, a Business Combination (as defined therein) will require only the affirmative vote of a majority of outstanding shares of capital stock entitled to vote as set forth above, or such vote (if any), as is required by law or by the charter, if: (i) the Business Combination shall have been approved by a majority of the Disinterested Directors (as defined in the charter); or (ii) certain conditions with respect to pricing set forth in the charter are met.

Consideration of other Constituencies
The Tennessee Business Corporation Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, or suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

The Tennessee Business Corporation Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, or suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

FABK’s charter states that, in connection with the exercise of its judgement in determining what is in the best interests of FABK and its shareholders, when the board of directors is evaluating an offer of another Person (as defined in the charter) to: (i) make a tender or exchange offer for any equity security of FABK; (ii) merge or

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS

consolidate FABK with another corporation or entity; or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of FABK, the board of directors shall, in addition to considering the adequacy of the amount to be paid, consider all of the following factors and any other factors which it deems relevant: (A) the social and economic effects of the transaction on FABK, its subsidiaries, employees, depositors, loan and other customers and creditors and the other elements of the communities in which FABK and its subsidiaries operate or are located; (B) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon FABK and its subsidiaries and the other elements of the communities in which FABK and its subsidiaries operate or are located; and (C) the competence, experience, and integrity of the acquiring person or entity and its or their management.

Amendment of Charter
The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the corporation’s board of directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the corporation’s board of directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

Reliant’s charter provides that it may be amended by the shareholders of Reliant only by the affirmative vote of a majority of all votes entitled to be cast on the amendment, unless a greater vote is expressly required by Reliant’s charter or by the Tennessee Business Corporation Act.

FABK’s charter provides that certain sections of the charter relating to: (i) the number and election of directors; (ii) the removal of directors; (iii) the elimination of director liability; (iv) indemnification; (v) limitations on voting common stock; (vi) the approval of a Business Combination (as defined in the charter):

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS

(vii) the evaluation of Business Combinations; (viii) special meetings of shareholders; (ix) amendments of the bylaws; and (x) amendments of the charter may only be repealed, altered, or rescinded in any respect upon the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of FABK entitled to vote generally in the election of directors (considered for this purpose a single class) cast at a meeting of the shareholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment, or rescission is included in the notice of such meeting); except that such repeal, alteration, amendment, or rescission may be made by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of FABK entitled to vote generally in the election of directors (considered for this purpose a single class) if the same is first approved by a majority of the Disinterested Directors (as defined in the charter).

FABK’s charter does not contain a specific amendment provision that applies to the other sections of the charter.

Amendment of Bylaws
Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

Reliant’s charter provides that the bylaws of Reliant may be amended by the shareholders of Reliant only by the affirmative vote of a majority of all votes entitled to be cast on the amendment, unless a greater vote is required by the Tennessee Business Corporation Act. The bylaws of Reliant may be amended by the board of directors of Reliant to the fullest extent permitted by the Tennessee Business Corporation Act; provided, however, that any amendment of the bylaws of Reliant

FABK’s charter provides that, to the extent permitted by the Tennessee Business Corporation Act, the board of directors of FABK is expressly authorized to repeal, alter, amend, or rescind the bylaws of FABK by a vote of a majority of the board of directors at a legal meeting held in accordance with the bylaws. Notwithstanding any other provision of the charter or the bylaws (and notwithstanding the fact that some lesser percentage may be specified by law), the bylaws shall be repealed, altered, amended or rescinded by

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
by the board of directors must be approved by the affirmative vote of a majority of the members of the board of directors, unless a greater vote is required by the Tennessee Business Corporation Act.
the shareholders of FABK only by vote of at least 80% of the outstanding shares of capital stock of FABK entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment or rescission in included in the notice of such meeting).

Business Combinations Involving Interested Shareholders
The Tennessee Business Combination Act generally prohibits a “business combination” by Reliant or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Reliant or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Reliant’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Reliant’s stock.

The Tennessee Business Combination Act generally prohibits a “business combination” by FABK or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. FABK or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, FABK’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of FABK’s stock.

	Reliant’s charter does not have special requirements for transactions with interested parties.	FABK’s charter and bylaws contain provisions that substantially mirror the relevant sections of the Tennessee Business Corporation Act.

RIGHTS	RELIANT BANCORP, INC. SHAREHOLDER RIGHTS	FIRST ADVANTAGE BANCORP SHAREHOLDER RIGHTS
Shareholder Right to Make Proposals and to Nominate Directors	Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.	Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

Under Reliant’s bylaws, in order for business to be properly brought before an annual meeting by a shareholder, the shareholder must, in addition to any other applicable requirement, give timely notice in proper form to the Secretary of Reliant. Moreover, the shareholder must be compliant with Rule 14A of the Exchange Act.

Under FABK’s bylaws, for a proposal to be properly brought before an annual meeting by a shareholder, the business must relate to a proper subject matter for shareholder action, the shareholder must have given timely notice thereof in writing to the Secretary of FABK, and the shareholder must comply with certain informational requirements.

INFORMATION ABOUT FABK

First Advantage Bancorp, a bank holding company registered under the Bank Holding Company Act, is a Tennessee corporation that was incorporated on 2007. FABK is the parent company of FAB, a Tennessee state-chartered bank, and owns all of the voting shares of FAB. In this joint proxy statement/prospectus we sometimes refer to FABK and FAB, collectively, as the “FABK parties.” FAB commenced business in 1954 and operates eight banking centers in Clarksville, Franklin, and Nashville, Tennessee, and a loan production office in Knoxville, Tennessee.

As of September 30, 2019, FABK had total consolidated assets of approximately $732.6 million, total net loans of approximately $616.8 million, and total deposits of approximately $603.0 million.

Additional information about the FABK parties is included in Appendix E to this joint proxy statement/prospectus.

PROPOSAL NO. 2 – FABK ADJOURNMENT PROPOSAL

The FABK special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the FABK merger proposal.

If, at the FABK special meeting, the number of shares of FABK common stock present or represented by proxy and voting in favor of the FABK merger proposal is insufficient to approve such proposal, FABK intends to move to adjourn the FABK special meeting in order to solicit additional proxies for the approval and adoption of the FABK merger agreement.

In this proposal, FABK is asking its shareholders to authorize the holder of any proxy solicited by the FABK board of directors on a discretionary basis to vote in favor of adjourning the FABK special meeting to another time and place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies, including the solicitation of proxies from FABK’ shareholders who have previously voted. Among other things, approval of the FABK adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the FABK merger proposal have been received, FABK could adjourn the FABK special meeting without a vote on the FABK merger proposal and seek to convince the holders of those shares of FABK common stock to change their votes to votes in favor of the FABK merger proposal.

Except as required by the Tennessee Business Corporation Act or FABK’s bylaws, the FABK board of directors is not required to fix a new record date to determine the FABK shareholders entitled to vote at the adjourned special meeting. At the adjourned special meeting, any business may be transacted which might have been transacted at the FABK special meeting. If the FABK board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the FABK special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original special meeting. If a new record date is fixed, notice of the adjourned special meeting must be given as in the case of an original special meeting.

The FABK board of directors recommends that FABK’s shareholders vote “FOR” the FABK adjournment proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FABK

The following table shows the number and percentage of shares of FABK common stock owned by FABK’s directors and executive officers and owners of more than 5% of the outstanding FABK common stock, and all directors and executive officers as a group as of [•]. Unless otherwise indicated, the mailing address for each beneficial owner is 1430 Madison Street, Clarksville, Tennessee 37040.

	Shares Beneficially Owned
Directors and Executive Officers	Number of Shares(1)(2)(3)(4)		Shares Exercisable within 60 Days	Percentage of Shares(5)
William G. Beach	79,629	(6)		%
Earl O. Bradley, III	153,311	(7)		%
Vernon M. Carrigan	79,903	(8)		%
Robert E. Durrett, III	120,274	(9)		%
John T. Halliburton	167,270	(10)		%
William Lawson Mabry	111,969	(11)		%
William H. Orgain	77,572	(12)		%
Michael E. Wallace	65,130			%
David L. Watson	70,788	(13)		%
Executive Officers Who are Not Directors				%
Christy Caudill	4,233		4,800
Jerry Cooksey	30,316			%
John R. Clouser	90,278			%
(1)	Includes shares held under the First Advantage Bank Deferred Compensation Plan (held in trust) as follows: Mr. Beach—17,533 shares; Mr. Bradley—30,442 shares; Mr. Carrigan—28,315 shares; Mr. Durrett—17,132 shares; Mr. Halliburton—2637 shares; Mr. Mabry—20,418 shares; Mr. Orgain—16,371 shares; Mr. Michael Wallace—130 shares; and Mr. Clouser—12,562 shares.
(2)	Includes shares held under the First Advantage Bank 401(k) and Profit Sharing Plan as follows: Mr. Bradley—5,483 shares; Mr. Halliburton—3,269 shares; Ms. Caudill—669 shares; and Mr. Clouser—13,586 shares.
(3)	Includes shares allocated under the First Advantage Bank ESOP (held in trust) as follows: Mr. Bradley—21,006 shares; Mr. Halliburton—19,008 shares; Ms. Caudill—3,164 shares; Mr. Clouser—16,497 shares; and Mr. Cooksey—5,611 shares.
(4)	Includes unvested stock awards granted under the First Advantage Bank 2008 Equity Incentive Plan (held in trust) as follows: Mr. Cooksey—1,700 shares.
(5)	Based on [ ] shares of the Company’s common stock outstanding and entitled to vote as of [ ], 2019.
(6)	Includes 30,220 shares held in an individual retirement account.
(7)	Includes 5,000 shares held by Mr. Bradley's mother, over which Mr. Bradley has investment and voting control.
(8)	Includes 10,000 shares held in an individual retirement account and 3,610 shares held by Mr. Carrigan’s spouse.
(9)	Includes 5,560 shares held in an individual retirement account, 28,428 shares held by Mr. Durrett’s spouse, and 5,543 shares held in his spouse’s individual retirement account.
(10)	Includes 25,195 shares held in an individual retirement account.
(11)	Includes 33,912 shares held in an individual retirement account, 12,900 shares held in trust for Mr. Mabry’s son, 11,700 shares held in trust for Mr. Mabry’s daughter, 2,200 shares held by Mr. Mabry’s spouse and 10,000 shares held in his spouse’s individual retirement account.
(12)	Includes 29,613 shares held in an individual retirement account.
(13)	Includes 29,200 shares held in an individual retirement account and 32,563 shares held by Mr. Watson’s spouse.

LEGAL MATTERS

The validity of the shares of Reliant common stock to be issued by Reliant in connection with the FABK merger will be passed upon for Reliant by Butler Snow. Certain matters pertaining to the federal income tax consequences of the FABK merger will be passed upon for FABK by KTS and for Reliant by Butler Snow.

EXPERTS

Reliant

The consolidated financial statements of Reliant as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein and in the registration statement of which this joint proxy statement/prospectus is a part in reliance upon the reports of Maggart & Associates, P.C., registered independent public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FABK

The consolidated financial statements of FABK as of December 31, 2018 and 2017, and for each of the years in the two-year period ended December 31, 2018, have been included herein in reliance upon the reports of HORNE LLP, independent public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Reliant has filed a Registration Statement on Form S-4 to register with the SEC shares of Reliant common stock that holders of FABK common stock will receive in connection with the consummation of the transactions contemplated by the FABK merger agreement, if the transactions contemplated thereby are completed. This joint proxy statement/prospectus is a part of the Registration Statement of Reliant on Form S-4 and is a prospectus for Reliant in addition to being a proxy statement for both Reliant shareholders and FABK shareholders.

Reliant files annual, quarterly and current reports, proxy statements and other information with the SEC. Reliant’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this joint proxy statement/prospectus and should not be considered to be part of this joint proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this joint proxy statement/prospectus. Reliant makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Reliant’s website address is www.reliantbank.com. Information contained on or accessible through Reliant’s website is not part of this joint proxy statement/prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this joint proxy statement/prospectus.

Reliant “incorporates by reference” into this joint proxy statement/prospectus, which means Reliant can disclose important information to you by referring you specifically to that information. This means that the information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, unless superseded by information contained directly in this joint proxy statement/prospectus. Certain information that Reliant subsequently files with the SEC will automatically update and supersede information in this joint proxy statement/prospectus and in Reliant’s other filings with the SEC. Reliant incorporates by reference the documents listed below, which Reliant has already filed with the SEC, and any future filings Reliant makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date that the offering is terminated, except that Reliant is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

•	Reliant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 8, 2019;

•	those portions of Reliant’s definitive proxy statement on Schedule 14A filed on April 22, 2019, in connection with Reliant’s 2019 annual meeting of shareholders that are incorporated by reference into Reliant’s Annual Report on Form 10-K for the year ended December 31, 2018;
•	Reliant’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019, and September 30, 2019, filed on May 7, 2019, August 6, 2019, and November 5, 2019, respectively; and
•	Reliant’s Current Reports on Form 8-K filed on February 25, 2019, March 28, 2019, March 29, 2019, April 3, 2019, May 24, 2019, June 26, 2019, July 24, 2019, September 17, 2019, October 23, 2019, and December 13, 2019, except to the extent any such information is deemed “furnished” in accordance with SEC rules.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Reliant, by requesting them in writing or by telephone as follows:

Reliant Bancorp, Inc.
6100 Tower Circle, Suite 120
Franklin, Tennessee 37067
Attention: J. Dan Dellinger, Chief Financial Officer
(615) 221-2003

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Reliant shareholders requesting documents must do so by [            ], 2020, in order to receive them before the Reliant special meeting, and FABK shareholders requesting documents must do so by [            ], 2020, in order to receive them before the FABK special meeting.

You should only rely on the information in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF FIRST ADVANTAGE BANCORP

Audited Consolidated Financial Statements

Unaudited Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT

Board of Directors
First Advantage Bancorp
Clarksville, Tennessee

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of First Advantage Bancorp and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, comprehensive income, shareholders’ equity and its cash flows for the years then ended are in conformity with accounting principles generally accepted in the United States of America.

Jackson, Tennessee
March 15, 2019

First Advantage Bancorp
Consolidated Balance Sheets
(Dollars in thousands, except share and per share amounts)

	December 31,
	2018	2017
Assets
Cash and due from banks	$8,476	$5,800
Interest-bearing demand deposits with banks	2,710	3,174
Federal funds sold	375	475
Cash and cash equivalents	11,561	9,449

Available-for-sale securities, at fair value	42,945	44,428
Loans held for sale, at lower of cost or fair value	555	802
Loans, net of allowance for loan losses of $5,332 and $5,661 at December 31, 2018 and 2017, respectively	574,931	483,801
Premises and equipment, net	7,835	7,680
Foreclosed assets held for sale	1,269	955
Federal Home Loan Bank stock, at cost	2,988	2,988
Accrued interest receivable	3,088	2,978
Bank owned life insurance	14,392	14,075
Deferred tax asset, net	2,360	1,993
Other assets	2,405	2,353
Total assets	$664,329	$571,502
Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand	$53,616	$49,195
Savings, checking and money market	273,426	256,680
Time certificates	195,564	138,317
Total deposits	522,606	444,192
Short-term borrowings	22,500	21,000
Long-term borrowings	35,132	31,131
Other liabilities	6,841	5,363
Total liabilities	587,079	501,686
Shareholders’ Equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2018 or 2017	$—	$—
Common stock, $0.01 par value, 50,000,000 shares authorized, 4,056,664 shares issued and 3,906,881 outstanding at December 31, 2018; 3,827,331 issued and 3,584,382 outstanding at December 31, 2017	41	38
Additional paid-in-capital	39,794	37,236
Common stock held by:
Nonqualified Deferred Compensation Plan	(2,632)	(2,428)
Employee Stock Ownership Plan	(963)	(1,263)
2008 Equity Incentive Plan	(378)	(413)
Retained earnings	41,610	36,378
Accumulated other comprehensive (loss) income, net	(222)	268
Total shareholders’ equity	77,250	69,816
Total liabilities and shareholders’ equity	$664,329	$571,502

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Consolidated Statements of Income
(Dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2018	2017
Interest and dividend income
Loans	$30,723	$25,194
Investment securities	1,194	1,335
Other	317	275
Total interest and dividend income	32,234	26,804
Interest expense
Deposits	5,460	3,482
Borrowings	1,223	1,091
Total interest expense	6,683	4,573
Net interest income	25,551	22,231
Provision for (Reversal of) loan losses	600	(420)
Net interest income after provision for (reversal of) loan losses	24,951	22,651
Non-interest income
Service charges on deposit accounts and other fees	1,192	1,179
Loan servicing and other fees	119	66
Net gains on sales of mortgage loans held for sale	914	855
Net gain on sales of other real estate owned	6	539
Net realized gain on sales of available-for-sale securities	93	12
Insurance and brokerage commissions	262	200
Income from bank owned life insurance	317	329
Other	228	55
Total non-interest income	3,131	3,235
Non-interest expense
Salaries and employee benefits	11,093	10,625
Net occupancy expense	1,274	1,262
Equipment expense	1,036	1,221
Data processing fees	1,345	1,314
Professional fees	1,284	1,060
Marketing expense	252	293
Supplies and communication	338	446
Loan collection and repossession expense	384	114
Other	2,000	1,701
Total non-interest expense	19,006	18,036
Income before income taxes	9,076	7,850
Provision for income taxes	1,715	3,555
Net income	$7,361	$4,295
Per common share:
Basic net income per common share	$1.94	$1.19
Diluted net income per common share	$1.79	$1.06
Dividends declared per common share	$0.52	$0.40
Basic weighted average common shares outstanding	3,789,654	3,600,104
Diluted weighted average common shares outstanding	4,122,191	4,042,720

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Years Ended December 31,
	2018	2017
Net income	$7,361	$4,295
Net change in unrealized (loss) gain on available-for-sale securities	(790)	382
Net change in unrealized gain on swap derivatives	131	92
Reclassification adjustment for realized gains included in income	(93)	(12)
Other comprehensive (loss) income before tax effect	(752)	462
Tax benefit (expense)	193	(154)
Other comprehensive (loss) income	(559)	308
Comprehensive income	$6,802	$4,603

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Common Stock Acquired by Benefit Plans	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2017	3,762,497	$38	$36,079	$33,573	$(4,139)	$(5)	$65,546
Net income	—	—	—	4,295	—	—	4,295
Change in fair market value of available-for-sale securities & swap derivatives, net of tax	—	—	—	—	—	308	308
Reclassification of the income tax effects of the Tax Cuts and Jobs Act to
Retained Earnings	—	—	—	35	—	(35)	—
Treasury stock purchase/retire	(10,729)	—	(199)				(199)
Treasury stock reinstated to fund stock option exercises	75,563		779				779
Dividends paid ($0.40 per common share)	—	—	—	(1,525)	—	—	(1,525)
Purchase of shares by employee benefit plans	—	—	318	—	(318)	—	—
Release of shares by employee benefit plans	—	—	(289)	—	289	—	—
Stock-based compensation	—	—	548	—	64	—	612
Balance at December 31, 2017	3,827,331	$38	$37,236	$36,378	$(4,104)	$268	$69,816
Net income	—	—	—	7,361	—	—	7,361
Change in fair market value of available-for-sale securities & swap derivatives, net of tax	—	—	—	—	—	(559)	(559)
Reclassification of the income tax effects of the Tax Cuts and Jobs Act to
Retained Earnings	—	—	—	(69)	—	69	—
Treasury stock purchase/retire	(30,130)	3	(740)				(737)
Treasury stock reinstated to fund stock option exercises	259,463		2,718				2,718
Dividends paid ($0.52 per common share)	—	—	—	(2,060)	—	—	(2,060)
Purchase of shares by employee benefit plans	—	—	291	—	(291)	—	—
Release of shares by employee benefit plans	—	—	(344)	—	344	—	—
Stock-based compensation	—	—	633	—	78	—	711
Balance at December 31, 2018	4,056,664	$41	$39,794	$41,610	$(3,973)	$(222)	$77,250

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,
	2018	2017
Operating Activities
Net income	$7,361	$4,295
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) loan losses	600	(420)
Depreciation, amortization and accretion	1,135	1,110
Deferred income taxes	(174)	(86)
Funding of mortgage loans held for sale	(20,884)	(22,659)
Proceeds from sales of mortgage loans held for sale	22,045	23,898
Net gains on sales of mortgage loans held for sale	(914)	(855)
Net gains on sale of available-for-sale securities	(93)	(12)
Net realized gain on sales of other assets held-for-sale	—	(400)
Net writedown and gains on sale of other real estate owned	(6)	(285)
Net gain on sale of repossessed assets	(191)	(17)
Stock-based compensation	711	612
Bank owned life insurance	(317)	(330)
Increase in other assets	(32)	(11)
Increase in other liabilities	1,478	1,510
Net cash provided by operating activities	10,719	6,350
Investing Activities
Purchases of securities available-for-sale	(9,403)	(2,855)
Proceeds from call/maturities and repayments of securities available-for-sale	6,734	3,970
Proceeds from sales of securities available-for-sale	3,031	1,076
Net increase in loans	(92,797)	(66,662)
Purchase of premises and equipment	(958)	(519)
Proceeds from sale of other assets held-for-sale	—	400
Proceeds from sale of other real estate owned	84	699
Proceeds from sale of repossessed assets	866	18
Net cash used in investing activities	(92,443)	(63,873)
Financing Activities
Net increase in demand deposits, savings, checking, and money market accounts	21,167	54,505
Net increase (decrease) in time deposits	57,247	(27,241)
Net increase in short-term borrowings	1,500	11,000
Net decrease in long-term borrowings	19,001	(982)
Repayment of long-term debt	(15,000)	—
Cash paid for dividends	(2,060)	(1,525)
Stock repurchased/retired - repurchase program	(737)	(199)
Proceeds from stock option exercises	2,718	779
Net cash provided by financing activities	83,836	36,337
Increase (decrease) in Cash and Cash Equivalents	2,112	(21,186)
Cash and Cash Equivalents, Beginning of Year	9,449	30,635
Cash and Cash Equivalents, End of Year	$11,561	$9,449
Supplemental Cash Flow Information
Interest paid	$6,463	$4,610
Income taxes paid	$1,528	$2,585
Loans transferred to ORE/Repossessions	$1,291	$1,204
ORE/Repossessions internally financed	$613	$213

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Advantage Bancorp is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, First Advantage Bank. The Bank has one inactive wholly owned subsidiary, First Financial Mortgage Corporation. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clarksville, Nashville, and Franklin, Tennessee. The Bank also operates a loan production office in Knoxville, TN engaged in specialized lending.

The Bank is subject to the regulation of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities. In May 2013, the Company chose to de-list its publicly traded stock on the NASDAQ exchange and began trading over the counter in the OTC-QB marketplace until February 2015, when the stock was promoted to the OTC-QX for Banks market platform. The stock trades under ticker symbol: FABK.

Basis of Presentation

The accounting and financial reporting policies the Company follows conform, in all material respects, to accounting principles generally accepted in the United States of America. Certain items in prior period financial statements have been reclassified to conform to the current presentation although not impacting the annual report for net income or shareholder’s equity.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank and its wholly owned subsidiary First Financial Mortgage Corporation (collectively referred to as the “Company”). All significant inter-company accounts and transactions have been eliminated in consolidation. First Financial Mortgage Corporation is an inactive subsidiary and, therefore, its operations are not material to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Examples of numbers relying on management estimates include Allowance for Loan and Lease Loss, OREO resale values, the useful lives of fixed assets, and fair market value of securities.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income. The Company does not hold any held-to-maturity securities, which would include any security for which the Company has the positive intent and ability to hold until maturity. The Company does not hold any trading securities, which would include any security held for resale in anticipation of short-term market movements. Management determines the appropriate classification of securities at the time of purchase.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than- temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale

Mortgage loans held for sale originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses are realized at the time consideration is received and all other criteria for sales treatment have been met.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding unpaid principal balances and adjusted for any charge-offs net of the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Generally, the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Prior to 2004, the Bank sold mortgage loans to the Government National Mortgage Association (GNMA) in the normal course of business and retained the servicing rights. The GNMA programs under which the loans were sold allowed us to repurchase individual delinquent loans that meet certain criteria from the securitized loan pool. At the Bank’s option, and without GNMA’s prior authorization, the Bank may repurchase a delinquent loan for an amount equal to 100% of the remaining principal balance on the loan. Once the Bank has the unconditional ability to repurchase a delinquent loan, the Bank is deemed to have regained effective control over the loan and the Bank is required to recognize the loan on the balance sheet and record an offsetting liability, regardless of the intent to repurchase the loan. At December 31, 2018 residential real estate portfolio loans included $45 of loans available for repurchase under the GNMA optional repurchase programs with the offsetting liability recorded within other short-term borrowings.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others, with mortgage servicing rights fully amortized, were $3,768 and $4,342 at December 31, 2018 and December 31, 2017, respectively.

Part of the Bank’s loan portfolio is pledged as collateral for borrowing arrangements with the Federal Home Loan Bank and the Federal Reserve. These loans must meet certain requirements to qualify as pledged. At December 31, 2018 the total of pledged loans was $439,191.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have been incurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

The allowance for loan losses is evaluated on a regular basis by management and represents management’s best estimate of probable losses inherent in the loan portfolio. An allowance is established for loans that are not currently considered impaired in order to recognize the inherent or incurred losses associated with lending activities. This historical valuation allowance is determined through two steps. First, an estimate of potential losses on the portfolio is created by analyzing historical losses for each loan category. Historical losses are calculated using both internal and peer group loss information. Internal loss history is calculated using the average of five years of actual losses. This is combined with the peer group loss data to create a range from which the Company selects a reserve amount for each portfolio based upon management’s professional judgment and experience within the particular segment. Second, additional significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date are considered. These significant factors may include changes in lending policies and procedures; international, national, regional and local economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management; changes in the volume of past dues, non-accruals and classified assets; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; concentrations of credit, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Accrual of interest and subsequent cash receipts on impaired loans are generally recorded in the same manner as nonaccrual loans. Loans are charged-off when the loss is confirmed. Factors considered by management in determining impairment include payment status, collateral value, overall industry trends, customer management experience, balance sheet ratios, guarantor credit scores and the probability of collecting scheduled principal and interest payments when due. Loans are considered for impairment when they reach “substandard” or “doubtful” classification (see further discussion of these classifications in Note 5) or when management becomes aware of conditions existing at the balance sheet date that would make it probable that a loss has been incurred. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Management may consider restructuring debt if, for economic or legal reasons related to the borrower’s financial difficulties, the Bank grants a concession in rate or term to the borrower that it would not otherwise consider. To determine whether or not a borrower is experiencing financial difficulties, management would consider the following factors: whether the borrower is in default, whether the borrower has declared (or will declare) bankruptcy, whether there is significant doubt about continuity of the borrower’s business, whether borrower’s cash flows are sufficient to service debt with existing terms, whether borrower is able to obtain funds from another bank at current market rates, and whether borrower’s securities are under threat of delisting from exchange if applicable. All Troubled Debt Restructures must be approved by the Executive Committee.

The Company evaluates individual loans from all portfolio segments for potential impairment. Groups of homogenous loans with balances considered too small to be evaluated individually are collectively assessed and impaired as necessary.

Specific risk characteristics relevant to each portfolio segment are as follows:

One-to-four family loans - A portion of the one-to-four family loans have adjustable- rates. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Multi-family and nonresidential real estate loans - Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in multi- family and nonresidential real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family or nonresidential real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction and Land loans - Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

Consumer loans - Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial loans - Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Monitoring

The Company monitors the credit quality of its loan portfolio on an ongoing basis. The responsibility to monitor credit quality of the loan portfolio begins with the Company’s board of directors. This is accomplished by the following as it relates specifically to the loan portfolio’s credit quality: review and approve a quarterly schedule of reports on portfolio composition and credit quality provided by management, review charge-offs as proposed by management, review and approve reports from the loan review function, and review and approve the adequacy of the Company’s allowance for loan losses and related provision.

The board of directors also created an Asset Quality Review Committee (“AQRC”) comprised of appropriate and qualified management personnel from executive management including the Chief Executive Officer, President, Chief Lending Officer, Chief Credit Officer, Chief Financial Officer, and the senior commercial lending officers. This management committee was created with the purpose of managing the quality of the loan portfolio of the Company and keeps the board of directors informed of any changes in risk levels. The AQRC monitors standard indicators of risk such as past dues, credit extensions, policy exceptions, concentrations of industry and loan types, concentrations to individual borrowers and other relevant statistical measures of asset quality. The AQRC is also responsible for recommending and approving loan risk rating changes. The AQRC approves all charge-offs as recommended by the Chief Credit Officer and reports these to the board of directors. Each quarter the committee reviews troubled loans, with the assistance of loan officers, in order to understand and approve the proposed action plans and the projection of the future balance of assets adversely classified. The results and action plans along with the projected balances are reported to the board of directors.

The board of directors also has established, for purposes of monitoring credit quality of the loan portfolio, a credit administration function which is headed by the Chief Credit Officer (“CCO”). The CCO is the custodian of the Company’s credit quality and is the chairperson of the AQRC. The CCO is responsible for portfolio monitoring and reporting which includes: policy compliance, approval and tracking of policy exceptions, portfolio composition, concentrations, asset quality ratings, criticized loans, delinquencies, nonaccruals and charge-offs. The CCO also determines the adequacy of the allowance for loan losses and leads problem loan resolution.

The final item that the board of directors initiated in regards to monitoring credit quality of the loan portfolio is to hire an independent loan review function (“Loan Review”). The purpose of Loan Review is to conduct periodic loan reviews and an annual review of loan policies and procedures, and report any findings to the audit committee of the board of directors. Annually, Loan Review prepares and presents to the AQRC the Loan Review Plan to define the scope of the review to independently assure the following: timely and accurate assignment of asset quality ratings, compliance with the Company’s loan policies and procedures, accuracy of portfolio information and credit statistics provided to the Board, adequacy of the allowance for loan losses, documentation and enforceability of borrower obligations and the Company’s interest in underlying collateral.

Derivatives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Accordingly, such commitments are recorded at estimated fair value with changes in fair value recorded in “Net gains on sales of loans held for sale” on the Consolidated Statements of Operations and do not qualify for hedge accounting. The Bank also has corresponding forward sale commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in “Net gains on sales of loans held for sale” on the Consolidated Statements of Operations and do not qualify for hedge accounting.

In May 2015, the bank entered into a swap agreement with FTN Financial. The swap functions as a cash flow hedge to protect the Bank against interest rate risk on a $10,000 advance obtained from Federal Home Loan Bank at a floating, LIBOR based interest rate. The hedge is considered to be highly effective. The swap derivative is reported at fair value based on monthly reports provided by FTN Financial.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

See Note 16 for additional information related to derivatives.

Premises and Equipment

Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Rental Expense

The Bank leases four of its branch locations as well as a loan production office. At December 31, 2018, rental expense was $629 compared to $613 at December 31, 2017.

The following table shows future contractual lease obligations:

	0-1 Year	1-3 Years	3-5 Years	Over 5 Years
1206 Hwy 48, Clarksville, TN	$61	$123	$123	$10
3100 West End Avenue, Nashville, TN	19
1212 Murfreesboro Rd, Franklin, TN	46	92	39
170 Market Place Blvd, Knoxville, TN	93	149
101 International Dr, Franklin, TN	144	288	318	462
1030 Charlotte Ave, Nashville, TN	368	1,135	1,193	3,482
Total Lease Obligations	$731	$1,787	$1,673	$3,954

One branch, located at 1206 Hwy 48, is leased from a partnership involving an outside director of the Bank and was renewed for a second five year period beginning March 2019. The original lease included the option to renew for four five-year periods with incremental rent increases. The original lease for 1212 Murfreesboro Road expired in 2017 and the Bank exercised a five-year renewal option with one five-year option remaining with incremental rate increases. The lease at 3100 West End Avenue expires in January 2019 and will not be renewed. A new retail branch as well as office space will be opening at 1030 Charlotte Avenue in early 2019 to replace the West End office. The lease at Charlotte Avenue is for 122 months with incremental rate increases and the option of two five-year extensions. The lease at 101 International Blvd was effective September 2016 for an initial period of ten years with renewal options for four five-year terms. The Knoxville location is under lease for a period of five years beginning July 2016 with renewal options for two additional three-year periods.

Federal Home Loan Bank Stock

Federal Home Loan Bank (“FHLB”) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula. The Bank reports its investment in the FHLB stock at cost and evaluates for impairment based on the ultimate recoverability of the investment.

Other Real Estate Owned

Other real estate owned and repossessed assets acquired through, or in lieu of, foreclosure are held for sale and initially recorded at fair value, less estimated selling cost when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. Any decline in fair value of the asset is recorded through expense. The valuation of other real estate owned is subjective in nature and may be adjusted in the future because of changes in economic conditions.

Securities Sold Under Agreements to Repurchase

The Company sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remains in the asset accounts.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Advertising and Marketing Expenses

Advertising and marketing costs are expensed as incurred. At December 31, 2018 marketing expense was $252 compared to $293 at December 31, 2017.

Income Taxes

Income tax expense is the total of the current year’s income tax due or refundable and the change in deferred tax assets and liabilities (excluding components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The Company and its subsidiaries recognize tax expense based on income attributable to each and for 2018 will file consolidated income tax returns.

Rabbi Trust

The Company established a rabbi trust to fund its Nonqualified Deferred Compensation Plan. The Company accounts for these plans in accordance with FASB’s ASC 718 “Share-Based Payment.” Until the plan benefits are paid, creditors may make claims against the assets if the Company becomes insolvent. See Note 13 for additional information.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with FASB’s ASC 718 “Share-Based Payment.” Compensation expense for stock options, non-vested stock awards and restricted stock is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The fair value of non-vested stock awards and restricted stock is generally the market price of the Company’s stock. Forfeited and expired options and forfeited shares of restricted stock become available for future grants. See Note 13 for additional information.

Comprehensive Income

Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Company’s comprehensive income include after tax effect of changes in the net unrealized gain/loss on securities available for sale and net unrealized gain/loss on derivatives.

Bank Owned Life Insurance

The Company has purchased single-premium life insurance policies on certain key employees and former directors of the Company. The “Bank owned life insurance” asset totals the net cash surrender value of those polices. Changes in the value of the insurance policies are recorded in non-interest income.

Transfers of Financial Assets

Transfers of financial assets (which include loan participations) are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Fair Value Measurements

FASB’s ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is primarily determined by matrix pricing, and in some cases, fair value is determined by an independent third party. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Earnings Per Common Share

Basic earnings per share (“EPS”) is calculated by dividing net income available to common shareholders by the weighted -average number of shares of common stock outstanding during the period. Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents (such as stock options and unvested restricted stock) were vested during the period. The weighted average common shares outstanding equals the gross number of common shares issued less unallocated shares held by the ESOP, non-vested restricted stock awards under the Company’s 2007 Deferred Compensation Plan and non-vested restricted stock awards under the Company’s 2008 Equity Incentive Plan. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares to be issued include any restricted shares authorized under the Company’s 2007 Deferred Compensation Plan and the 2008 Equity Incentive Plan. Unallocated common shares held by the ESOP are shown as a reduction in shareholders’ equity and are included in the weighted-average number of common shares outstanding for diluted EPS calculations as they are committed to be released.

Recently Issued Accounting Standards

Adoption of New Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in GAAP. The new standard was effective for the Company on January 1, 2018. Adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements and related disclosures as the Company’s primary sources of revenues are derived from interest and dividends earned on loans, investment securities, and other financial instruments that are not within the scope of ASU 2014-09. The Company’s revenue recognition pattern for revenue streams within the scope of ASU 2014-09, including but not limited to service charges on deposit accounts and gains/losses on the sale of OREO, did not change significantly from current practice. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company elected to use the modified retrospective transition method which requires application of ASU 2014 -09 to uncompleted contracts at the date of adoption however, periods prior to the date of adoption will not be retrospectively revised as the impact of the ASU on uncompleted contracts at the date of adoption was not material.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016 -01”). The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. ASU 2016-01 was effective for the Company on January 1, 2018 and did not have a material impact on the Company’s consolidated financial statements and related disclosures as the Company does not hold any equity securities that are within the scope of ASU 2016-01. ASU 2016-01 also eliminates the disclosure of assumptions used to estimate fair value for financial instruments

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

measured at amortized cost and requires disclosure of an exit price notion in determining the fair value of certain financial instruments prior to its changing to the exit price upon adoption of this standard in the first quarter of 2018. This ASU did not have any other implications to the Company at the time of adoption.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows, including (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions and (8) separately identifiable cash flows and application of the predominance principle. The ASU was effective for the Company on January 1, 2018 and only impacts the presentation of specific items within the Consolidated Statement of Cash Flows and did not have a material impact to the Company.

In February 2018, FASB issued ASU 2018 -02, “Income Statement - Reporting Comprehensive Income (Topic 220)” (“ASU 2018-02”). The amendments in ASU 2018-02 allow a reclassification from accumulated other comprehensive income to retained earnings to eliminate the stranded tax effects in accumulated other comprehensive income resulting from the Tax Cuts and Jobs Act. ASU 2018-02 will be effective for interim and annual periods beginning after December 15, 2018. The Company adopted ASU 2018-02 in the first quarter of 2018 and, as a result, reclassified $59 from accumulated other comprehensive income to retained earnings as of December 31, 2018. The reclassification impacted the Consolidated Statements of Financial Condition and the Consolidated Statements of Changes in Shareholders’ Equity as of and for the twelve months ended December 31, 2018.

Newly Issued, But Not Yet Effective Accounting Standards

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 amends the accounting model and disclosure requirements for leases. The current accounting model for leases distinguishes between capital leases, which are recognized on-balance sheet, and operating leases, which are not. Under the new standard, the lease classifications are defined as finance leases, which are similar to capital leases under current GAAP, and operating leases. Further, a lessee will recognize a lease liability and a right-of-use asset for all leases with a term greater than 12 months on its balance sheet regardless of the lease’s classification, which may significantly increase reported assets and liabilities. The accounting model and disclosure requirements for lessors remain substantially unchanged from current GAAP. ASU 2016-02 is effective for annual and interim periods in fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial position, results of operations, and its financial statement disclosures, and will implement the standard in the first quarter of 2019. The expected results include the recognition of leased assets and related lease liabilities on the balance sheet, along with leasehold amortization and interest expense recognized in the statement of income.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The update will significantly change the way entities recognize impairment on many financial assets by requiring immediate recognition of estimated credit losses expected to occur over the asset’s remaining life. FASB describes this impairment recognition model as the current expected credit loss (“CECL”) model and believes the CECL model will result in more timely recognition of credit losses since the CECL model incorporates expected credit losses versus incurred credit losses. The scope of FASB’s CECL model would include loans, held-to-maturity debt instruments, lease receivables, loan commitments and financial guarantees that are not accounted for at fair value. For non-SEC public business entities, this update becomes effective for interim and annual periods beginning after December 15, 2020. The Company has formed an implementation committee comprised of both accounting and credit employees to guide the Company through the implementation of ASU 2016-13. Currently, this committee

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

is gaining an understanding of the financial impact of CECL, reviewing the model requirements and ensuring data integrity across all reporting systems. The Company is also assessing consulting firms and software providers to assist in evaluating the varying approaches to the implementation of the CECL model.

In March 2017, FASB issued ASU 2017-08, “Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities” (“ASU 2017-08”). ASU 2017-08 requires the amortization period for certain callable debt securities held at a premium to be the earliest call date. ASU 2017-08 will be effective for interim and annual periods beginning after December 15, 2018. The Company is evaluating the effect that ASU 2017-08 will have on its financial position and results of operations and its financial statement disclosures.

In August 2017, FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (“ASU 2017-12”). ASU 2017-12 is intended to simplify hedge accounting by eliminating the requirement to separately measure and report hedge effectiveness. ASU 2017-12 also seeks to expand the application of hedge accounting by modifying current requirements to include hedge accounting on partial-term hedges, the hedging of prepayable financial instruments and other strategies. ASU 2017-12 will be effective for interim and annual periods beginning after December 15, 2018. The Company is evaluating the effect that ASU 2017-12 will have on its financial position and results of operations and its financial statement disclosures.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 is intended to improve the disclosures on fair value measurements by eliminating, amending and adding certain disclosure requirements. These changes are intended to reduce costs for preparers while providing more usefulinformation for financial statement users. ASU 2018-13 will be effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that ASU 2018-13 will have on its financial position and results of operations and its financial statement disclosures.

Note 2:	Earnings Per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

	Year Ended December 31,
	2018	2017
Net income	$7,361	$4,295
Weighted-average shares - Basic EPS	3,789,654	3,600,104
Weighted-average restricted shares - 2008 Equity Incentive Plan	30,847	171,208
Weighted-average shares - ESOP committed to be released - diluted EPS	301,690	271,408
Weighted-average shares - Diluted EPS	4,122,191	4,042,720
Basic earnings per common share	$1.94	$1.19
Diluted earnings per common share	$1.79	$1.06

As of December 31, 2018 and December 31, 2017, options to purchase 0 shares and 5,000 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options’ common stock equivalents were antidilutive.

Note 3:	Restriction on Cash and Due From Banks

At times, the Bank may be required to maintain reserve funds in cash and/or on deposits for certain correspondent relationships. There was no reserve required at December 31, 2018 or 2017.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

The Company holds amounts with correspondent institutions in the form of due from cash accounts. At times, these amounts exceed the federally insured limits. The bank held $0 in 2018 and $0 in 2017 in excess of the federally insured limit with correspondent institutions.

Note 4:	Securities

The amortized cost and approximate fair values of available-for-sale securities as of December 31, 2018 and 2017 are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2018
U.S. Government agencies and corporations	$3,089	$13	$—	$3,102
Mortgage-backed securities	17,420	78	(400)	17,098
State and political subdivisions	22,984	95	(334)	22,745
Total	$43,493	$186	$(734)	$42,945
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2017
Mortgage-backed securities	$17,932	$358	$(219)	$18,071
State and political subdivisions	26,161	309	(113)	26,357
Total	$44,093	$667	$(332)	$44,428

The mortgage-backed securities are backed by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”) and Government National Mortgage Association (“GNMA”). None of the mortgage-backed securities are privately issued.

The amortized cost and fair value of securities at December 31, 2018 and 2017, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2018		December 31, 2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$584	$588	$2,271	$2,284
One to five years	1,680	1,695	1,874	1,926
Five to ten years	9,403	9,366	6,130	6,116
After ten years	14,406	14,198	15,886	16,031
	26,073	25,847	26,161	26,357
Mortgage-backed securities	17,420	17,098	17,932	18,071
Total	$43,493	$42,945	$44,093	$44,428

The carrying value of securities pledged as collateral to secure public deposits, borrowings and for other purposes, was $4,378 at December 31, 2018, and $20,322 at December 31, 2017.

Gross gains of $93 and $12 resulting from sales and calls of securities were realized for the years ended December 31, 2018 and 2017, respectively. Taxes on gross gains on the sale of securities were $24 and $3 for the years ended December 31, 2018 and December 31, 2017, respectively.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other- than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Based on an evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value of the Company’s mortgage-backed securities and investments in state and political subdivisions are temporary.

The Company continuously assesses individual securities as part of its ongoing portfolio management, including the identification of other-than-temporary declines in fair value. The other-than-temporary assessment includes reviewing the extent and duration of declines in fair values of investments, the seniority and duration of the securities, historical and projected company financial performance, company-specific news and other developments, the outlook for industry sectors, credit ratings and macro-economic changes, including government policy initiatives.

As of December 31, 2018, management does not have the intent to sell any of the securities classified as available-for-sale in the table below and believes that it is more likely than not that the Company will not have to sell any such securities before recovery of fair value. The unrealized losses are largely due to increases in market interest rates over yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2018, management believes the impairments detailed in the table below are temporary and no other-than-temporary impairment should be recorded in the Company’s consolidated financial statements.

The following table shows the gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2018 and 2017:

	December 31, 2018
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$415	$(5)	$9,886	$(395)	$10,301	$(400)
State and political subdivisions	9,311	(91)	8,083	(243)	17,394	(334)
Total	$9,726	$(96)	$17,969	$(638)	$27,695	$(734)
	December 31, 2017
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$5,229	$(36)	$6,356	$(183)	$11,585	$(219)
State and political subdivisions	5,181	(89)	3,138	(24)	8,319	(113)
Total	$10,410	$(125)	$9,494	$(207)	$19,904	$(332)

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Note 5:	Loans and Allowance for Loan Losses

Loans as of December 31, 2018 and 2017 are summarized below:

	At December 31,
	2018		2017
	Amount	Percent	Amount	Percent
Real estate loans:
Permanent loans:
One-to-four family	$70,695	12.1%	$66,259	13.5%
Multi-family	25,029	4.3	27,136	5.5
Nonresidential	193,157	33.3	163,249	33.3
Construction loans:
One-to-four family	24,674	4.2	25,049	5.1
Multi-family	6,666	1.1	1,169	0.2
Nonresidential	37,445	6.4	26,679	5.5
Land loans	12,757	2.2	13,872	2.8
Total real estate loans	370,423	63.6	323,413	65.9
Consumer:
Home equity loans and lines of credit	22,708	3.9	22,238	4.5
Auto loans	130	—	159	—
Deposit loans	—	—	—	—
Overdrafts	100	—	65	—
Other	124,318	21.3	89,690	18.3
Total consumer loans	147,256	25.2	112,152	22.8
Commercial loans	64,964	11.2	55,672	11.3
Total loans	582,643	100.0%	491,237	100.0%
Allowance for loan losses	(5,332)		(5,661)
Net deferred loan fees	(2,380)		(1,775)
Loans receivable, net	$574,931		$483,801

The following table details allowance for loan losses and recorded investment in loans by portfolio segment for the years ended December 31, 2018 and 2017:

Allowance for Credit Losses and Recorded Investment in Financing Receivables

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Year Ended December 31, 2018
Allowance for credit losses:
Beginning balance	$218	$1,272	$101	$65	$1,230	$2,775	$—	$5,661
Charge offs	(38)	(2)	—	—	(652)	(351)	—	(1,043)
Recoveries	1	—	—	—	69	44	—	114
Provision (Credit)	(76)	518	71	(41)	635	(507)	—	600
Ending balance	$105	$1,788	$172	$24	$1,282	$1,961	$—	$5,332
Year Ended December 31, 2017
Allowance for credit losses:
Beginning balance	$312	$2,279	$167	$120	$1,044	$2,576	$—	$6,498
Charge offs	(402)	(55)	—	—	(30)	(40)	—	(527)
Recoveries	65	3	—	—	17	23	—	108
Provision (Credit)	243	(955)	(66)	(55)	199	216	—	(418)
Ending balance	$218	$1,272	$101	$65	$1,230	$2,775	$—	$5,661

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Allowance for Loan Losses and Recorded Investment in Loans
As of December 31, 2018
(Dollars in thousands)

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Allowance for loan losses:
Ending balance individually evaluated for impairment	$61	$336	$—	$—	$86	$716	$—	$1,199
Ending balance collectively evaluated for impairment	44	1,452	172	24	1,196	1,245	—	4,133
Ending Balance	$105	$1,788	$172	$24	$1,282	$1,961	$—	$5,332
Loans:
Ending balance individually evaluated for impairment	$475	$1,409	$—	$—	$2,083	$2,498	$—	$6,465
Ending balance collectively evaluated for impairment	70,220	216,777	68,785	12,757	145,173	62,466	—	$576,178
Ending balance	$70,695	$218,186	$68,785	$12,757	$147,256	$64,964	$—	$582,643

Allowance for Loan Losses and Recorded Investment in Loans
As of December 31, 2017
(Dollars in thousands)

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Allowance for loan losses:
Ending balance individually evaluated for impairment	$68	$76	$—	$—	$201	$796	$—	$1,141
Ending balance collectively evaluated for impairment	150	1,196	101	65	1,029	1,979	—	4,520
Ending Balance	$218	$1,272	$101	$65	$1,230	$2,775	$—	$5,661
Loans:
Ending balance individually evaluated for impairment	$879	$1,402	$—	$380	$1,402	$2,576	$—	$6,639
Ending balance collectively evaluated for impairment	65,380	188,983	52,897	13,492	110,750	53,096	—	484,598
Ending balance	$66,259	$190,385	$52,897	$13,872	$112,152	$55,672	$—	$491,237

The following table shows credit quality indicators at December 31, 2018 and 2017:

Credit Quality Indicators as of December 31, 2018

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Grade:
Pass	$69,888	$214,553	$68,785	$12,757	$144,205	$62,331	$572,519
Special mention	—	—	—	—	—	6	6
Substandard	807	3,633	—	—	3,051	2,627	10,118
Doubtful	−	—	—	—	—	—	—
Total	$70,695	$218,186	$68,785	$12,757	$147,256	$64,964	$582,643

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Credit Quality Indicators as of December 31, 2017

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Grade:
Pass	$64,762	$187,969	$52,897	$13,413	$110,156	$52,960	$482,157
Special mention	323	—	—	—	95	313	731
Substandard	1,174	2,416	—	459	1,901	2,399	8,349
Doubtful	—	—	—	—	—	—	—
Total	$66,259	$190,385	$52,897	$13,872	$112,152	$55,672	$491,237

Credit risk by internally assigned grade

Loans assigned a grade of “Pass” range from loans with virtually no risk of default to loans including some or all of the following characteristics: borrower generally generates sufficient but strained cash flows to fund debt service, key ratios are generally slightly worse than peers, earnings may be trending downward, borrower is currently performing as agreed, risk of default is higher than normal but with prospects for improved financial performance, some borrower management team weaknesses may be evident, loans are protected by collateral that can be liquidated, industry outlook may be trending down but is generally acceptable.

Loans assigned a grade of “Special mention” characteristics include, but are not limited to, the following: weakened due to negative trends in the balance sheet and income statement, current cash flow may be insufficient to meet debt service, existence of documentation deficiencies, potential risk of payment default, collateral coverage is minimal, financial information may be inadequate to show the recent condition of the borrower, management of the borrower may not be adequately qualified or have limited experience, turnover in key positions and industry outlook is generally negative with reasonable expectations of a turnaround within 12 to 18 months.

Loans assigned a grade of “Substandard” characteristics include, but are not limited to, the following: payment default and /or loss is possible but not yet probable, cash flow is insufficient to service debt, there is a likelihood that the collateral will have to be liquidated and/or the guarantor will be called upon to repay the debt, collateral coverage is marginal or nonexistent, guarantor has limited outside worth and is highly leveraged, management of the borrower has no prior experience with similar activities, capital base is weak and insufficient to absorb continuing losses and industry outlook is generally negative with reasonable expectations of a turnaround within 18 to 24 months.

Loans assigned a grade of “Doubtful” include all of the characteristics of “Substandard”, but available information suggests it is unlikely that the loan will be paid back in its entirety. Cash flows are insufficient to service the debt, the borrower has had a series of substantial losses, key ratios are at unacceptable levels, and industry outlook is negative with an undeterminable recovery time. If the current adverse trends continue, it is unlikely the borrower will have the ability to meet the terms of the loan agreement. The probability of incurring a loss is greater than 50%. All loans classified as doubtful are placed on nonaccrual status.

These internally assigned grades are updated on a continual basis throughout the course of the year and represent management’s most updated judgment regarding grades at December 31, 2018.

Credit risk by payment activity

Loans that do not receive an internally assigned grade are separated into two categories: performing and nonperforming. Performing loans are generally abiding by the terms of their loan contract and are less than 90 days past due. Loans are deemed nonperforming typically when they reach nonaccrual status or are 90 days past due or greater. The information presented by payment activity is updated as of December 31, 2018 based upon past due status as of that date.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

The following table shows an aging analysis of past due loans as of December 31, 2018 and 2017:

Age Analysis of Past Due Loans
As of December 31, 2018

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans >90 Days and Accruing
One-to-four family	$145	$23	$123	$291	$70,404	$70,695	$—
Multifamily/nonresidential	—	795	640	1,435	216,751	218,186	—
Construction	—	—	—	—	68,785	68,785	—
Land	—	—	—	—	12,757	12,757	—
Consumer and other	642	187	1,385	2,214	145,042	147,256	—
Commercial	137	62	194	393	64,571	64,964	—
Total	$924	$1,067	$2,342	$4,333	$578,310	$582,643	$—

Age Analysis of Past Due Loans
As of December 31, 2017

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans >90 Days and Accruing
One-to-four family	$38	$27	$540	$605	$65,654	$66,259	$—
Multifamily/nonresidential	—	—	602	602	189,783	190,385	—
Construction	—	—	—	—	52,897	52,897	—
Land	—	—	—	—	13,872	13,872	—
Consumer and other	429	162	881	1,472	110,680	112,152	—
Commercial	212	720	218	1,150	54,522	55,672	—
Total	$679	$909	$2,241	$3,829	$487,408	$491,237	$—

The following tables set forth details regarding impaired loans at December 31, 2018 and 2017:

Impaired Loans
For the Year Ended December 31, 2018
(Dollars in thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With no related allowance recorded:
One-to-four family	$314	$352	$—	$380	$9
Multifamily/nonresidential	313	339	—	352	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	1,347	1,428	—	1,715	46
Commercial	253	254	—	300	13
Subtotal	2,227	2,373	—	2,747	68

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With an allowance recorded:
One-to-four family	106	122	32	119	—
Multifamily/nonresidential	1,056	1,070	336	1,089	35
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	620	656	115	658	11
Commercial	2,012	2,244	716	2,590	39
Subtotal	3,794	4,092	1,199	4,456	85
Total:
One-to-four family	420	474	32	499	9
Multifamily/nonresidential	1,369	1,409	336	1,441	35
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	1,967	2,084	115	2,373	57
Commercial	2,265	2,498	716	2,890	52
Total	$6,021	$6,465	$1,199	$7,203	$153

Impaired Loans
For the Year Ended December 31, 2017
( Dollars in thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With no related allowance recorded:
One-to-four family	$393	$516	$—	$527	$—
Multifamily/nonresidential	1,121	1,131	—	1,149	37
Construction	—	—	—	—	—
Land	164	380	—	381	—
Consumer and other	340	380	—	389	4
Commercial	450	450	—	655	40
Subtotal	2,468	2,857	—	3,101	81
With an allowance recorded:
One-to-four family	337	363	91	367	6
Multifamily/nonresidential	262	271	76	273	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	982	1,022	178	1,098	34
Commercial	1,968	2,126	796	2,227	52
Subtotal	3,549	3,782	1,141	3,965	92
Total:
One-to-four family	730	879	91	894	6
Multifamily/nonresidential	1,383	1,402	76	1,422	37
Construction	—	—	—	—	—
Land	164	380	—	381	—
Consumer and other	1,322	1,402	178	1,487	38
Commercial	2,418	2,576	796	2,882	92
Total	$6,017	$6,639	$1,141	$7,066	$173

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

At December 31, 2018 and 2017, $0 of interest was recognized on impaired loans on a cash basis.

The following table sets forth loans on nonaccrual status as of December 31, 2018 and 2017:

Nonaccrual Loans

	December 31,
	2018	2017
One-to-four family	$475	879
Multifamily/nonresidential	1,409	602
Construction	—	—
Land	—	380
Consumer and other	2,208	1,526
Commercial	2,344	1,172
	$6,436	$4,559

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations, which typically occurs when principal and interest payments are 90 days past due. Had non-accrual loans performed in accordance with their original contract terms, the Company would have recognized additional interest income, net of tax, of approximately $252 in 2018 and $278 in 2017.

The following tables set forth information about modifications which were considered troubled debt restructurings (“TDRs”) as of December 31, 2018 and December 31, 2017.

Modifications
As of December 31, 2018

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings
One-to-four family	1	$37	$7
Multi-family and nonresidential	2	794	756
Land	—	—	—
Consumer and Other	1	29	13
Commercial	9	2,183	1,484
Total	13	$3,043	$2,260

Modifications
As of December 31, 2017

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings
One-to-four family	1	$37	$11
Multi-family and nonresidential	2	831	768
Land	2	1,529	164
Consumer and Other	1	29	17
Commercial	7	1,204	865
Total	13	$3,630	$1,825

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Troubled Debt Restructurings That Subsequently Defaulted	Number of Contracts	Pre-Modification Outstanding Recorded Investment
Troubled debt restructurings
Commercial	—	$—

Loans characterized as TDRs totaled $2,260 at December 31, 2018, compared to $1,825 at December 31, 2017. The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at both December 31, 2018 and 2017. The TDR total at December 31, 2018 is comprised of 13 nonperforming loans. One of these loans was newly restructured in 2018. The newly restructured TDR was on non-accrual status as of December 31, 2018. TDRs, like all other loans, are placed on nonaccrual status at management discretion or upon becoming ninety days past due.

Changes in the Company’s restructured loans are set forth in the table below:

Recorded Investment
Totals at January 1, 2018	$1,825
Additional loans with concessions	759
Reductions due to:
Charge-offs	—
Transfer to foreclosed real estate	—
Principal paydowns	(324)
Change in ownership	—
Lapse of concession period	—
Total at December 31, 2018	$2,260

The allocated allowance for loan losses attributable to restructured loans was $583 and $229 at December 31, 2018 and December 31, 2017, respectively. The Company had no remaining availability under commitments to lend additional funds on these restructured loans at either December 31, 2018 or December 31, 2017.

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

		December 31,
	Estimated Useful Lives	2018	2017
Land		$2,214	$2,214
Land improvements	7 to 15 years	110	110
Buildings and improvements	7 to 40 years	6,199	6,193
Furniture, fixtures and equipment	3 to 10 years	6,169	6,508
Construction in progress		650	30
		15,342	15,055
Less accumulated depreciation and amortization		7,507	7,375
Net premises and equipment		$7,835	$7,680

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Note 7:	Deposits

Year-end deposits were as follows:

	December 31,
	2018	2017
Non-interest bearing demand deposits	$53,616	$49,195
Interest bearing deposits:
Savings	35,060	38,225
Checking	73,717	69,876
Money market	164,649	148,580
Time deposits	195,564	138,316
Total interest bearing deposits	468,990	394,997
Total deposits	$522,606	$444,192

Presented below is a summary of interest expense by each significant category of deposits:

	December 31,
	2018	2017
NOW	$719	$385
Money market	1,958	1,078
Savings	175	158
Time deposits	2,608	1,861
Total interest expense	$5,460	$3,482

At December 31, 2018, the scheduled maturities of time deposits were as follows:

2019	$140,155
2020	45,288
2021	5,543
2022	2,669
2023 and thereafter	1,909
$195,564

Time deposits held over the FDIC insurance limit of $250 totaled $54,520 and $31,884 at December 31, 2018 and 2017, respectively.

Note 8:	Short-term Borrowings

Short-term borrowings at December 31 consist of the following:

	December 31,
	2018	2017
FHLB overnight advances	$12,500	$5,000
Other FHLB short-term advances	10,000	16,000
	$22,500	$21,000

Federal Home Loan Bank (“FHLB”) overnight advances carried an interest rate of 2.55% and 1.52% as of December 31, 2018 and December 31, 2017 respectively.

Other FHLB short-term advances consists of one advance. A $10,000 advance with a rate of 2.69% as of December 31, 2018 and matures on May 1, 2019.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Note 9:	Long-term Borrowings

At December 31, 2018, the Company had long-term borrowings as follows:

	December 31,
	2018	2017
FHLB advance, interest rate 1.56% at December 31, 2018, maturing January 14, 2020	$13,000	$13,000
FHLB advance, interest rate 2.27%, at December 31, 2018, maturing February 7, 2020, monthly amortization	15,000	—
FHLB advance, interest rate 1.61%, at December 31, 2018, maturing January 1, 2021, monthly amortization	2,132	3,131
FHLB advance, interest rate 2.48%, at December 31, 2018, maturing February 9, 2021, monthly amortization	5,000	—
Repurchase agreement, interest rate 3.28% matured April 30, 2018	—	10,000
Repurchase agreement, interest rate 2.96% matured April 30, 2018	—	5,000
	$35,132	$31,131

U.S. agency pass-through mortgage backed securities pledged as collateral on the repurchase agreements had a fair value of $0 and $16,091 and a book value of $0 and $15,964 as of December 31, 2018 and 2017, respectively.

Maturities of long-term borrowings following December 31, 2018 are as follows:

Years Ending December 31,
2019	$—
2020	28,000
2021	7,132
2022	—
2023	—
Thereafter	—
$35,132
Note 10:	Income Taxes

The Company files federal and various state income tax returns. When income and expenses are recognized in different periods for tax purposes, applicable deferred taxes are provided in the consolidated financial statements. If necessary, we recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts. As of December 31, 2018, the Company did not have any liabilities recorded for uncertain tax positions.

Income tax expense consists of the following:

	Year Ended December 31,
	2018	2017
Current income taxes:
Federal	$1,471	$3,090
State	418	551
Deferred income taxes:
Federal	(139)	45
State	(35)	(131)
Income tax expense	$1,715	$3,555

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

A reconciliation of income tax expense at the statutory rate to the Bank’s actual income tax expense is shown below:

	Year Ended December 31,
	2018		2017
	Dollars	%	Dollars	%
Taxes calculated at statutory rate	$1,906	21.00%	$2,670	34.00%
Increase (decrease) resulting from:
State income taxes, net of Federal effect	303	3.33%	233	2.97%
Tax-Exempt interest income, net	(107)	-1.18%	(215)	-2.74%
Write down of net deferred tax assets as a result of the Tax Cuts and Jobs Act	—		976	12.43%
Other	(387)	-4.24%	(109)	-1.39%
	$1,715	18.91%	$3,555	45.27%

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	December 31,
	2018	2017
Deferred tax assets:
Allowance for loan losses	$1,364	$1,448
Deferred compensation	872	778
Deferred loan fees	609	454
Unrealized losses on available-for-sale securities	140	—
Other	357	400
	3,342	3,080
Deferred tax liabilities:
FHLB dividends	(637)	(637)
Unrealized gains on swap agreement	(64)	(116)
Depreciation	(281)	(334)
	(982)	(1,087)
Net deferred tax asset	$2,360	$1,993

No valuation allowance for deferred tax assets was recorded at December 31, 2018 and 2017 as management believes it is more likely than not that all of the deferred tax assets will be realized through either recoverable taxes paid in prior years or off-set of future earnings.

Retained earnings at December 31, 2018 and 2017 include approximately $3,633 of which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at December 31, 1987, defined as the base year reserve, which pursuant to the Tax Reform Act of 1986 was not required to be recaptured into taxable income. If this portion of retained earnings is used in the future for any other purpose than to absorb bad debts, the amount used will be added to future taxable income. The deferred tax liability on the above amount at December 31, 2018 and 2017, if recorded, would be approximately $929.

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, among other things, permanently lowered the federal corporate tax rate from 35% to 21%, effective for tax years including or beginning January 1, 2018. Under the guidance of ASC 740, “Income Taxes” (“ASC 740”), the Company revalued its net deferred tax assets on the date of enactment based on the reduction in the overall future tax benefit expected to be realized at the lower tax rate implemented by the new legislation. After reviewing the Company’s inventory of

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

deferred tax assets and liabilities on the date of enactment and giving consideration to the future impact of the lower corporate tax rates and other provisions of the new legislation, the Company’s estimated write-down of its net deferred tax assets was $976, which was included in “Income taxes” in the Consolidated Statements of Income.

Note 11: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is subject to restrictions on the amount of dividends it may declare without the prior approval of the TDFI. Under Tennessee law, the amount of dividends that may be paid in any year is limited to that year’s net income, combined with the retained net income of the preceding two years. As of December 31, 2018, the Bank would have the ability to pay $8,521 in dividends to the Company, without regulatory approval.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Management believes, as of December 31, 2018 and 2017, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2018 and 2017, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Common Equity Tier 1 risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2018
Total risk-based capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	$82,804	13.10%	$50,582	8.00%	$63,228	10.00%
First Advantage Bank	77,601	12.27	50,582	8.00	63,228	10.00
Tier I capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	77,472	12.25	37,937	6.00	50,582	8.00
First Advantage Bank	72,269	11.43	37,937	6.00	50,582	8.00
Common Equity Tier 1 capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	77,472	12.25	28,453	4.50	41,098	6.50
First Advantage Bank	72,269	11.43	28,453	4.50	41,098	6.50
Tier I capital (to average total assets)
First Advantage Bancorp and subsidiary	77,472	11.84	26,171	4.00	32,713	5.00
First Advantage Bank	72,269	11.05	26,171	4.00	32,713	5.00

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total risk-based capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	$75,173	13.97%	$43,033	8.00%	$53,791	10.00%
First Advantage Bank	70,998	13.20	43,033	8.00	53,791	10.00
Tier I capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	69,513	12.92	32,275	6.00	43,033	8.00
First Advantage Bank	65,338	12.15	32,275	6.00	43,033	8.00
Common Equity Tier 1 capital (to risk-weighted assets)
First Advantage Bancorp and subsidiary	69,513	12.92	24,206	4.50	34,964	6.50
First Advantage Bank	65,338	12.15	24,206	4.50	34,964	6.50
Tier I capital (to average total assets)
First Advantage Bancorp and subsidiary	69,513	12.28	21,517	4.00	26,896	5.00
First Advantage Bank	65,338	11.54	21,517	4.00	26,896	5.00

Note 12: Related-Party Transactions

At December 31, 2018 and 2017, the Bank had loans outstanding to executive officers, directors and their related interests (related parties), in the amount of $1,755 and $4,050, respectively.

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

	December 31,
	2018	2017
Beginning balance	$4,050	$3,943
New loans and advances	401	1,566
Repayments	(2,696)	(1,459)
Ending balance	$1,755	$4,050

Excluding the holding company demand deposit account, deposits from related parties held by the Bank, at December 31, 2018 and 2017, totaled $5,230 and $2,925, respectively.

Note 13:	Employee Benefits

First Advantage Bank 401(k) and Profit Sharing Plan

The Bank has a retirement savings 401(k) and profit-sharing plan covering substantially all employees. Employees may contribute up to 100% of their compensation, up to allowable limits, with the Bank matching up to three percent on a discretionary basis (no required contributions) based on profitability and other factors. Participants are fully vested in any deferrals and vest in any employer contributions at a rate of 20% per year of service, with full vesting after five years of service. Employer contributions charged to expense for the years ended December 31, 2018 and 2017 were $218 and $196, respectively. The plan was established in 2005.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

First Advantage Bank Deferred Compensation Plans

1998 Nonqualified Deferred Compensation Plan

The Bank has a nonqualified deferred compensation plan for certain active and retired directors and certain active and retired officers. Interest accrues on the deferred amounts at a rate tied to the rate paid by the Bank on one year certificate accounts at the beginning of each plan year. During the initial public offering, participants were given a one-time option to move from the 1998 Nonqualified Deferred Compensation Plan to the new Nonqualified Deferred Compensation Plan. All active participants elected the one-time option. The remaining retired directors and officers are receiving annual payments under the terms of the deferred compensation plan. The charge to expense for the agreement was $0 and $0 for the years ended December 31, 2018 and 2018, respectively. Deferred compensation payable for this plan totaled $16 and $16 as of December 31, 2018 and 2017, respectively.

2007 Deferred Incentive Plan

On January 1, 2007, the Bank implemented a nonqualified deferred compensation agreement with certain executive officers, senior management and other key employees. The agreement provides the Bank will make contributions to the plan that will vest over a three to five year period. During the initial public offering participants were given a one-time option to move from the 2007 Deferred Incentive Plan to the new Nonqualified Deferred Compensation Plan. All participants elected to participate in the Nonqualified Deferred Compensation Plan. The 2007 Deferred Incentive Plan had no participants during the years ended December 31, 2018 and 2017.

Nonqualified Deferred Compensation Plan

Effective October 1, 2007, the Bank implemented a deferral plan with certain directors, executive officers, senior management and other key employees. The plan allowed participants the option to convert other cash based deferred compensation plan awards to the new Nonqualified Deferred Compensation Plan. Amounts transferred into the new Nonqualified Deferred Compensation Plan from the Bank’s other deferred compensation plans, which were approximately $1,500, were used by the plan to purchase shares of the Company’s stock from its initial public offering. The provision of the conversion was a one- time event for previous plans. Additionally directors can elect to contribute fees earned to the plan and are 100% vested. Employees will vest based on the vesting requirements of the 2007 Deferred Incentive Plan. The amount recorded as a contra equity account was $2,632 and $2,428 as of December 31, 2018 and 2017, respectively, of which $2,355 and $2,152 was 100% vested by participants as of December 31, 2018 and 2017, respectively. Total shares purchased were 216,319 and 207,917 as of December 31, 2018 and 2017, respectively. All participants were 100% vested as of December 31, 2018 and 2017. At December 31, 2018 there were 23,974 shares available for award under the plan.

	Number of Shares Awarded	Weighted-Average Fair Value
Non-vested stock as of January 1, 2017	—	$—
Purchased	8,318	22.17
Vested	8,318	22.17
Forfeited	—	—
Non-vested stock as of December 31, 2017	—	—
Purchased	8,402	25.13
Vested	8,402	25.13
Forfeited	—	—
Non-vested stock as of December 31, 2018	—	$—

The Nonqualified Deferred Compensation Plan provides for fixed payments or a lump sum payment in shares of common stock of the Company after termination from service as defined under Section 409A of the Internal

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Revenue Code. The common stock purchased for this Nonqualified Deferred Compensation Plan is maintained in a Rabbi Trust (“Trust”), on behalf of the participants. The assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the common stock held by the Trust are reinvested in additional shares of common stock of the Company and held in the Trust for the benefit of the participants. Since the Nonqualified Deferred Compensation Plan does not provide for diversification of the Trust’s assets and can only be settled with a fixed number of shares of the Company’s common stock, the deferred compensation obligation is classified as a component of shareholders’ equity. Subsequent changes in the fair value of common stock are not reflected in earnings or shareholders’ equity of the Company. The obligations of the Company under the Nonqualified Deferred Compensation Plan, and the shares held by the Trust, have no effect on net income.

Employee Stock Ownership Plan (ESOP)

The Bank sponsors a leveraged ESOP that covers substantially all employees who meet certain age and eligibility requirements. As part of the initial public offering the ESOP purchased 421,174 shares, or approximately 8% of the 5,264,683 shares issued in the offering with the proceeds of a 20-year loan from the Company which is payable in annual installments and bears interest at a rate of 7.5% per annum.

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the unallocated shares, which are held in a suspense account, and are allocated among the participants as the loan is repaid. Cash dividends paid on allocated shares are distributed to the participants and cash dividends paid on unallocated shares are used to repay the outstanding debt of the ESOP.

ESOP shares are held by the plan trustee in a suspense account until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation in the year of allocation. Participants become vested in the allocated shares over a period of six years. Any forfeited shares are allocated to other participants in the same proportion as contributions. The Bank is obligated at the option of each beneficiary to pay out their vested allocations in either shares or cash upon the beneficiary’s termination or after retirement.

As ESOP shares are earned by the participants, the Company recognizes compensation expense equal to the fair value of the earned ESOP shares. Total compensation expense for the years ended December 31, 2018 and 2017 was $523 and $445, respectively. The ESOP shares as of December 31, 2018 and 2017 were as follows:

	2018	2017
Allocated shares	207,283	191,567
Repurchased shares of beneficiaries	(5,505)	(13,687)
Shares committed to be allocated	29,991	29,403
Unreleased shares	118,479	143,875
Total ESOP shares	350,248	351,158
Fair value of unreleased shares at December 31	$2,903	$3,381

2008 Equity Incentive Plan

The First Advantage Bancorp 2008 Equity Incentive Plan (“the 2008 Plan”) was approved by the Company’s shareholders at the annual meeting of shareholders held on June 11, 2008. Under the terms of the 2008 Plan, the Company may grant stock awards and stock options to its employees, officers and directors. The purpose of the 2008 Plan is to promote the success of the Company by linking the personal interests of its employees, officers and directors to the interests of the Company’s shareholders, and by providing participants with an incentive for remarkable performance. All of the Company’s employees, officers and directors are eligible to participate in the 2008 Plan. A committee appointed by the Board of Directors of the Company (which consists of at least two independent directors) (the “Committee”) serves as administrator of the 2008 Plan. The Committee has sole authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

regulations as it may deem advisable to administer the 2008 Plan; and make all other decisions and determinations that may be required under the 2008 Plan.

The restricted common stock awards vest either at a rate of 20% per year from the date of grant or on a five-year cliff vesting schedule. The fair market value of the stock awards is based on the market price of the company’s stock at the date of grant.

There were 259,463 stock options exercised during 2018. There were 75,563 stock options exercised during 2017. The total intrinsic value of options exercised during the year ended 2018 and 2017 was $3,860 and $717, respectively. The weighted-average grant-date fair value of options granted was $5.05 and $2.60 for 2018 and 2017, respectively. We use shares repurchased under a repurchase program for share issuances upon exercise of options.

Both incentive stock options and non-qualified stock options were granted under the Plan. The exercise price for each option was equal to the market price of the Company’s stock on the date of grant and the maximum term of each option is ten years. The vesting period for most options is five years from the date of grant. The Company recognizes compensation expense over the vesting period, based on the grant-date fair value of the options granted. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the activity in the 2008 Plan as of December 31, 2018, is presented in the following table:

		Non-Vested Stock Awards Outstanding		Stock Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Exercise Price
Balance, January 1, 2017	88,793	16,150	$15.33	364,826	$10.80
Granted	(19,475)	9,475	19.11	10,000	19.76
Stock options exercised	—	—		(75,563)	10.32
Stock awards vested	—	(2,775)	15.25	—
Forfeited	14,400	(3,400)	16.73	(11,000)	15.53
Balance, December 31, 2017	83,718	19,450	$17.00	288,263	$11.05
Granted	(3,900)	900	22.85	3,000	22.85
Stock options exercised	—	—		(259,463)	10.49
Stock awards vested	—	(3,870)	16.85	—
Forfeited	—	—		—
Balance, December 31, 2018	79,818	16,480	$17.36	31,800	$16.72

Other information regarding options outstanding and exercisable as of December 31, 2018, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Number of Shares	Weighted- Average Exercise Price
$12.85 - $22.85	31,800	$16.72	7.20	14,000	$14.94

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

The fair value of the 2008 Plan stock options granted is estimated on the measurement date, which, for the Company, is the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used to determine the fair value of options granted in 2018 are detailed in the table below:

Risk-free interest rate	2.51%
Dividend yield	2.28%
Expected market price volatility	39.52%
Expected life	7.0 Years

The total intrinsic value of vested stock options at December 31, 2018 was $134. The total intrinsic value of non-vested stock options at December 31, 2018 was $113.

The fair value of non-vested restricted stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock award on the measurement date, which, for the Company, is the date of the award.

Stock-based compensation expense totaled $110 in 2018 and $103 in 2017. Stock-based compensation is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was approximately $28 in 2018 and $26 in 2017. Unrecognized stock-based compensation expense related to stock options totaled $69 at December 31, 2018. At December 31, 2017, the weighted- average period over which the unrecognized expense related to stock options was expected to be recognized was 2.67 years. Unrecognized stock-based compensation expense related to non-vested restricted awards was $200 at December 31, 2018. At December 31, 2018, the weighted-average period over which unrecognized expense related to restricted stock awards was expected to be recognized was 2.58 years.

Supplemental Executive Retirement Plan

The Bank has established supplemental executive retirement plans to benefit certain executives and employees. The plans provide 16 officers of the Bank a set amount of compensation to be paid annually beginning at a projected retirement date and continuing for ten years after retirement. An anticipated total of $7,463 is set to begin paying out in 2019 and will continue through 2062. The plans are funded by bank-owned life insurance held on the participants. BOLI held on participants to fund the plan had a cash surrender value of $13,721 as of December 31, 2018. Expense recorded for this plan was $166 in 2018 compared with $293 in 2017. Outstanding liability recorded for future payoffs was $1,038 at December 31, 2018 and $872 at December 31, 2017. The plans are not qualified under section 401 of the Internal Revenue Code.

Note 14:	Disclosures About Fair Value of Financial Instruments

FASB’s ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is primarily determined by matrix pricing, and in some cases, fair value is determined by an independent third party. Valuation adjustments may be made to ensure that financial statements are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3). The following methods and assumptions are used by the Company to estimate the fair values of the Company’s financial assets and liabilities on a recurring basis:

Available-for-Sale Securities

The fair values of securities available for sale are determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 2 securities include U. S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, asset-backed and other securities. Level 3 securities include preferred term securities that are not traded in an active market with a fair value determined by an independent third party.

Swap Derivative

The fair value of the swap derivative is provided by a third-party and based on current market interest rates.

Fair Value of Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

December 31, 2018	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Treasury	$—	$—	$—	$—
U.S. Government agencies	3,102	—	3,102	—
Mortgage-backed securities	17,098	—	17,098	—
State and political subdivisions	22,745	—	22,745	—
Swap derivative	249		249
December 31, 2017	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. Treasury	$—	$—	$—	$—
U.S. Government agencies	—	—	—	—
Mortgage-backed securities	18,701	—	18,071	—
State and political subdivisions	26,357	—	26,357	—
Swap derivative	119		119

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Fair Value of Assets Measured on a Nonrecurring Basis

Certain assets may be recorded at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically result from the application of lower of cost or market accounting or a write-down occurring during the period. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2018 and December 31, 2017.

December 31, 2018	Level 1	Level 2	Level 3	Nonrecurring Fair Value Adjustments Twelve Months Ended December 31, 2018
Impaired loans	—	—	$4,092	$(876)
Other real estate and repossessed assets	—	—	1,047	(219)
December 31, 2017	Level 1	Level 2	Level 3	Nonrecurring Fair Value Adjustments Twelve Months Ended December 31, 2017
Impaired loans	—	—	$3,781	$(644)
Other real estate and repossessed assets	—	—	843	(231)

The following methods and assumptions are used by the Company to estimate the fair values of the Company’s financial assets and liabilities on a nonrecurring basis:

Other Real Estate Owned and Repossessed Assets

Other real estate owned and repossessed assets are carried at lower of cost or estimated fair value. The estimated fair value of the real estate or repossessed asset is determined through current appraisals or management’s best estimate of the value and adjusted as necessary, by management, to reflect current market conditions. As such, other real estate owned and repossessed assets are generally classified as Level 3.

Impaired Loans

While the overall loan portfolio is not carried at fair value, the Company periodically records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3.

The “Fair Value Measurement and Disclosures” topic of the FASB ASC requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

The year-end estimated fair values of financial instruments were as follows for the dates indicated:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
At December 31, 2018
Financial assets
Cash and cash equivalents	$11,561	$11,561	$11,561	$—	$—
Available-for-sale securities	42,945	42,945	—	42,945	—
Loans held for sale	555	555	—	555	—
Loans, net of allowance for loan losses	574,931	572,014	—	—	572,014
FHLB stock	2,988	2,988	—	2,988	—
Interest receivable	3,088	3,088	—	3,088	—
Mortgage derivative assets	—	5	—	5	—
Swap derivative assets	249	249	—	249	—

Financial liabilities
Deposits	$522,606	$522,073	$327,042	$195,031	$—
Securities sold under agreement to repurchase	—	—	—	—	—
Interest payable	647	647	—	647	—
FHLB advances - short term	22,500	22,500	—	22,500	—
FHLB advances - long term	35,132	34,898	—	34,898	—
Other borrowings	—	—	—	—	—
Mortgage derivative liabilities	—	—	—	—	—
Swap derivative liabilities	—	—	—	—	—
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
At December 31, 2017
Financial assets
Cash and cash equivalents	$9,449	$9,449	$9,449	$—	$—
Available-for-sale securities	44,428	44,428	—	44,428	—
Loans held for sale	802	802	—	802	—
Loans, net of allowance for loan losses	483,801	485,838	—	—	485,838
FHLB stock	2,988	2,988	—	2,988	—
Interest receivable	2,978	2,978	—	2,978	—
Mortgage derivative assets	—	4	—	4	—
Swap derivative assets	119	119	—	119	—

Financial liabilities
Deposits	$444,192	$444,192	$305,981	$138,211	$—
Securities sold under agreement to repurchase	—	—	—	—	—
Interest payable	428	428	—	428	—
FHLB advances - short term	21,000	21,000	—	21,000	—
FHLB advances - long term	16,131	16,025	—	16,025	—
Other borrowings	15,000	15,092	—	15,092	—
Mortgage derivative liabilities	—	—	—	—	—
Swap derivative liabilities	—	—	—	—	—

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

General

For short-term financial instruments realizable in three months or less, the carrying amount approximates fair value.

Cash and Cash Equivalents

The carrying amount approximates fair value, primarily due to their short-term nature. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

Federal Home Loan Bank Stock

The fair value of stock in the Federal Home Loan Bank equals the carrying value reported in the balance sheet. This stock is redeemable at full par value only by the Federal Home Loan Bank. The Company’s Federal Home Loan Bank stock is classified within Level 2 of the fair value hierarchy.

Available-for-Sale Securities

The fair values of securities available for sale are determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include U.S. Treasury securities. Level 2 securities include U. S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, asset-backed and other securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. These are classified within Level 2 of the fair value hierarchy.

Deposits

The fair values disclosed for demand deposits, both interest-bearing and noninterest-bearing, are, by definition, equal to the amount payable on demand at the reporting date. The fair values of certificates of deposit and individual retirement accounts are estimated using a discounted cash flow based on currently effective interest rates for similar types of accounts. Deposits are classified within Level 2 of the fair value hierarchy.

Securities Sold Under Agreement to Repurchase

Securities sold under agreement to repurchase are transacted with customers as a way to enhance our customers’ interest-earning ability. The Company does not consider customer repurchase agreements to be a wholesale funding source, but rather an additional treasury management service provided to our customer base. Our customer repurchase agreements are based on an overnight investment sweep that can fluctuate based on our customers’ operating account balances. These are classified within Level 2 of the fair value hierarchy.

Short-term borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, FHLB overnight advances, and other FHLB advances. The fair value of these short-term borrowings approximates the carrying value of the amounts reported in the consolidated balance sheets for each respective account, due to the short-term nature of these liabilities.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Long-term borrowings

Long-term borrowings consist of FHLB advances and multiple rate repurchase agreements. Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. These are classified within Level 2 of the fair value hierarchy.

Other Borrowings

On April 30, 2008, the Bank entered into two balance sheet leverage transactions whereby it borrowed a total of $35,000 in multiple rate repurchase agreements and invested the proceeds in U. S. Agency pass-through Mortgage Backed Securities, which were pledged as collateral. This borrowing was paid off during 2018.

Swap Derivative

The Company uses an interest rate swap commitment to manage financial risks related to the interest rate for variable rate debt with the FHLB. The Company’s interest rate lock commitment is valued using current market prices for similar instruments and is categorized within Level 2.

Mortgage Derivative

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. These are classified within Level 2 of the fair value hierarchy.

Note 15:	Commitments and Credit Risk

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2018 and 2017, the Bank had outstanding commitments to originate loans aggregating $26,106 and $25,097, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

Mortgage loans in the process of origination represents amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $1,653 and $2,258, and mortgage loans held for sale amounted to $555 and $802 at December 31, 2018 and 2017, respectively.

The Bank had recourse commitments on loans sold on the secondary market of approximately $4,944 and $6,565 at December 31, 2018 and 2017, respectively. Recourse provisions expire within one to six months from the date of transfer.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $3,312 and $682 at December 31, 2018 and 2017, respectively, with terms generally ranging from 49 days to 60 months.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2018, the Bank had granted unused lines of credit to borrowers aggregating approximately $71,566 and $14,948 for commercial lines and open-end consumer lines, respectively. At December 31, 2017, the Bank had granted unused lines of credit to borrowers aggregating approximately $63,182 and $13,356 for commercial lines and open-end consumer lines, respectively.

Note 16:	Derivatives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Bank had $1,653 and $1,958 in total notional amount of interest rate lock commitments with a fair value of $(2) and $(4) at December 31, 2018 and December 31, 2017, respectively. The Bank manages market risk on the interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments, which are recorded at fair value with changes to fair value recorded in net gains on sales of loans held for sale. The Bank had $ 540 and $2,401 in total notional amount related to these forward sale commitments with a fair value of $0 and $0 at December 31, 2018 and December 31, 2017, respectively. Changes in fair value are recorded in other assets or other liabilities on the consolidated balance sheet, depending on their balance. The adjustment to net gains on mortgage loans held for sale as a result of interest rate lock commitments and forward sale commitments was $0 for December 31, 2018 and December 31, 2017, respectively.

In 2015, the Bank entered into a swap agreement with FTN Financial to hedge a $10,000 Federal Home Loan Bank advance with a variable, LIBOR-based interest rate against interest rate risk. The Bank pays FTN Financial a weighted average fixed interest rate of 1.98% on $10,000 principal to avoid risks associated with rising interest rates. The principal is broken into four separate agreements with a weighted average original maturity of 9.44 years. The hedge is evaluated for effectiveness monthly using the cumulative hypothetical derivative method and is deemed to be 100% effective. Therefore, changes in fair value are reported on the balance sheet as Other Comprehensive Income, net of deferred tax. There are no charges to income. The fair value of the swap was $249 and $119 at December 31, 2018 and December 31, 2017, respectively.

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Note 17:	Parent Company Condensed Financial Statements

The condensed year-end 2018 and 2017 financial statements, pertaining only to First Advantage Bancorp, are as follows:

	December 31,
Balance Sheet	2018	2017
	(Dollars in thousands)
Assets
Cash and cash equivalents	$4,025	$2,475
Investment in subsidiaries	72,049	65,641
ESOP trust loan receivable	1,227	1,563
Other assets	—	137
Total Assets	$77,301	$69,816

Liabilities and Shareholders’ Equity
Accrued taxes payable	51	—
Shareholders’ equity	77,250	69,816
Total Liabilities and Shareholder’s Equity	$77,301	$69,816
Condensed Statement of Income	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Dollars in thousands)
Income
Dividend from subsidiary	$1,400	$2,000
ESOP loan interest	117	140
Total income (eliminated in consolidation)	1,517	2,140
Operating expenses	412	185
Gain before equity in undistributed net loss of subsidiaries	1,105	1,955
Equity in undistributed net income of subsidiaries	6,256	2,340
Net income	$7,361	$4,295
Statement of Cash Flows	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Dollars in thousands)
Operating Activities
Net income	$7,361	$4,295
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(6,256)	(2,340)
Change in other assets	137	138
Change in other liabilities	51	—
Net cash provided by operating activities	1,293	2,093

Investing Activities
Proceeds from repayment of ESOP loan from subsidary	336	311
Net cash provided by investing activities	336	311

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Dollars in thousands, except share and per share amounts)

Statement of Cash Flows	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Dollars in thousands)
Financing Activities
Stock purchased/retired - repurchase program	(737)	(199)
Cash received upon exercise of employee stock options	2,718	779
Cash paid for dividends	(2,060)	(1,525)
Net cash used in financing activities	(79)	(945)
Decrease in cash and cash equivalents	1,550	1,459
Cash and cash equivalents, beginning of year	2,475	1,016
Cash and cash equivalents, end of year	$4,025	$2,475
Note 18:	Subsequent Events

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through March 15, 2019, the date of issuance of its financial statements. There were no material subsequent events that required recognition of additional disclosure in these financial statements.

First Advantage Bancorp
Consolidated Balance Sheets
(Dollars in thousands, except share and per share amounts)

	(Unaudited) September 30,	December 31,
	2019	2018
Assets
Cash and due from banks	$10,038	$8,476
Interest-bearing demand deposits with banks	14,391	2,710
Federal funds sold	8,750	375
Cash and cash equivalents	33,179	11,561

Available-for-sale securities, at fair value	41,758	42,945
Loans held for sale, at lower of cost or fair value	2,288	555
Loans, net of allowance for loan losses of $5,420 and $5,332 at September 30, 2019 and December 31, 2018, respectively	614,530	574,931
Premises and equipment, net	8,508	7,835
Foreclosed assets held for sale	1,572	1,269
Federal Home Loan Bank stock, at cost	2,988	2,988
Accrued interest receivable	2,409	3,088
Bank owned life insurance	14,627	14,392
Deferred tax asset, net	2,216	2,360
Operating lease right-of-use assets	6,481	—
Other assets	2,006	2,405
Total assets	$732,562	$664,329
Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand	$62,208	$53,616
Savings, checking and money market	302,290	273,426
Time certificates
Under $250k	158,289	141,044
Over $250k	80,166	54,520
Total deposits	602,953	522,606
Short-term borrowings	—	22,500
Long-term borrowings	34,373	35,132
Operating lease liabilities	6,617
Other liabilities	7,795	6,841
Total liabilities	651,738	587,079
Shareholders’ Equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding at September 30, 2019 or December 31,	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 4,012,105 shares issued and 3,861,215 outstanding at September 30, 2019; 4,056,664 issued and 3,906,881 outstanding at December 31, 2018	40	41
Additional paid-in-capital	39,557	39,794
Common stock held by:
Nonqualified Deferred Compensation Plan	(2,876)	(2,632)
Employee Stock Ownership Plan	(963)	(963)
2008 Equity Incentive Plan	(526)	(378)
Retained earnings	44,981	41,610
Accumulated other comprehensive income (loss) , net	611	(222)
Total shareholders’ equity	80,824	77,250
Total liabilities and shareholders’ equity	$732,562	$664,329

See Notes to Unaudited Consolidated Financial Statements

First Advantage Bancorp
Unaudited Consolidated Statements of Income
(Dollars in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2019	2018
Interest and dividend income
Loans	$26,560	$22,122
Investment securities	800	921
Other	311	238
Total interest and dividend income	27,671	23,281
Interest expense
Deposits	7,038	3,722
Borrowings	693	847
Total interest expense	7,731	4,569
Net interest income	19,940	18,712
Provision for loan losses	657	430
Net interest income after provision for loan losses	19,283	18,282
Non-interest income
Service charges on deposit accounts and other fees	982	869
Loan servicing and other fees	18	100
Net gains on sales of mortgage loans held for sale	1,127	798
Net gain on sales of other real estate owned	20	6
Net realized gain on sales of available-for-sale securities & swap derivatives	162	0
Insurance and brokerage commissions	259	183
Income from bank owned life insurance	235	238
Other	70	94
Total non-interest income	2,873	2,288
Non-interest expense
Salaries and employee benefits	9,093	8,434
Net occupancy expense	1,268	959
Equipment expense	946	796
Data processing fees	1,049	1,007
Professional fees	1,001	766
Marketing expense	194	182
Supplies and communication	227	248
Other	1,606	1,788
Total non-interest expense	15,384	14,180
Income before income taxes	6,772	6,390
Provision for income taxes	1,592	1,061
Net income	$5,180	$5,329
Per common share:
Basic net income per common share	$1.33	$1.42
Diluted net income per common share	$1.22	$1.30
Dividends declared per common share	$0.45	$0.39
Basic weighted average common shares outstanding	3,883,369	3,755,310
Diluted weighted average common shares outstanding	4,231,021	4,086,360

See Notes to Unaudited Consolidated Financial Statements

First Advantage Bancorp
Unaudited Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Nine Months Ended September 30,
	2019	2018
Net income	$5,180	$5,329
Net change in unrealized gain (loss) on available-for-sale securities	1,207	(1,240)
Net change in unrealized (loss) gain on swap derivatives	(250)	396
Reclassification adjustment for realized gains included in income	162	—
Other comprehensive income (loss) before tax effect	1,119	(844)
Tax (expense) benefit	(286)	216
Other comprehensive income (loss)	833	(628)
Comprehensive income	$6,013	$4,701

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Common Stock Acquired by Benefit Plans	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2017	3,827,331	$38	$37,236	$36,378	$(4,104)	$268	$69,816
Net income	—	—	—	5,329	—	—	5,329
Change in fair market value of available-for-sale securities & swap derivatives, net of tax	—	—	—	—	—	(628)	(628)
Reclassification of the income tax effects of the Tax Cuts and Jobs Act to Retained Earnings	—	—	—	(69)	—	69	—
Treasury stock purchase/retire	(16,230)	—	(398)				(398)
Treasury stock reinstated to fund stock option exercises	259,263	3	2,715				2,718
Dividends paid ($0.40 per common share)	—	—	—	(1,531)	—	—	(1,531)
Purchase of shares by employee benefit plans	—	—	194	—	(194)	—	—
Release of shares by employee benefit plans	—	—	(37)	—	37	—	—
Stock-based compensation	—	—	477	—	12	—	489
Balance at September 30, 2018	4,070,364	$41	$40,187	$40,107	$(4,249)	$(291)	$75,795
Balance at December 31, 2018	4,056,664	$41	$39,794	$41,610	$(3,973)	$(222)	$77,250
Net income	—	—	—	5,180	—	—	5,180
Change in fair market value of available-for-sale securities & swap derivatives, net of tax	—	—	—	—	—	833	833
Treasury stock purchase/retire	(64,759)	(1)	(1,428)				(1,429)
Treasury stock reinstated to fund stock option exercises	5,200	—	73	—	—		73
Treasury stock issued to Trustee for EIP grants	15,000	—	375		(375)		—
Dividends paid ($0.52 per common share)	—	—	—	(1,809)	—	—	(1,809)
Purchase of shares by employee benefit plans	—	—	260	—	(260)	—	—
Release of shares by employee benefit plans	—	—	(33)	—	33	—	—
Stock-based compensation	—	—	516	—	210	—	726
Balance at September 30, 2019	4,012,105	$40	$39,557	$44,981	$(4,365)	$611	$80,824

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Unaudited Consolidated Statements of Cash Flows
(Dollars in thousands)

	Nine Months Ended September 30,
	2019	2018
Operating Activities
Net income	$5,180	$5,329
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	657	430
Depreciation, amortization and accretion	1,151	835
Deferred income taxes	(142)	(256)
Funding of mortgage loans held for sale	(31,867)	(16,771)
Proceeds from sales of mortgage loans held for sale	31,261	17,495
Net gains on sales of mortgage loans held for sale	(1,127)	(798)
Net gains on sale of available-for-sale securities	7	—
Net realized gain on sales of other assets held-for-sale	16	—
Net writedown and gains on sale of other real estate owned	(20)	(6)
Net gain on sale of repossessed assets	(65)	(81)
Stock-based compensation	726	489
Bank owned life insurance	(235)	(238)
Increase in other assets	828	377
Increase in other liabilities	954	1,065
Net cash provided by operating activities	7,324	7,870
Investing Activities
Purchases of securities available-for-sale	(9,675)	(6,164)
Proceeds from call/maturities and repayments of securities available-for-sale	6,050	5,731
Proceeds from sales of securities available-for-sale	5,825	—
Net increase in loans	(41,791)	(60,720)
Purchase of premises and equipment	(1,355)	(319)
Proceeds from sale of other real estate owned	583	6
Proceeds from sale of repossessed assets	734	81
Net cash used in investing activities	(39,629)	(61,385)
Financing Activities
Net increase in demand deposits, savings, checking, and money market accounts	37,456	13,600
Net increase in time deposits	42,891	26,787
Net (decrease) increase in short-term borrowings	(22,500)	9,000
Net (decrease) increase in long-term borrowings	(759)	19,252
Repayment of long-term debt	—	(15,000)
Cash paid for dividends	(1,809)	(1,531)
Stock repurchased/retired - repurchase program	(1,429)	(398)
Proceeds from stock option exercises	73	2,718
Net cash provided by financing activities	53,923	54,428
Increase in Cash and Cash Equivalents	21,618	913
Cash and Cash Equivalents, Beginning of Year	11,561	9,449
Cash and Cash Equivalents, End of Year	$33,179	$10,362
Supplemental Cash Flow Information
Interest paid	$7,536	$4,482
Income taxes paid	$1,570	$1,105
Loans transferred to ORE/Repossessions	$1,509	$1,001
ORE/Repossessions internally financed	$482	$298

See Notes to Consolidated Financial Statements

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Advantage Bancorp is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, First Advantage Bank. The Bank has one inactive wholly owned subsidiary, First Financial Mortgage Corporation. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clarksville, Nashville, and Franklin, Tennessee. The Bank also operates a loan production office in Knoxville, TN engaged in specialized lending.

The Bank is subject to the regulation of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities. In May 2013, the Company chose to de-list its publicly traded stock on the NASDAQ exchange and began trading over the counter in the OTC-QB marketplace until February 2015, when the stock was promoted to the OTC-QX for Banks market platform. The stock trades under ticker symbol: FABK.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles conform with GAAP and with general practices in the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, valuation of other real estate owned and loans held for sale, and valuation of deferred tax assets. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual reporting period presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank and its wholly owned subsidiary First Financial Mortgage Corporation (collectively referred to as the “Company”). All significant inter-company accounts and transactions have been eliminated in consolidation. First Financial Mortgage Corporation is an inactive subsidiary and, therefore, its operations are not material to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Examples of numbers relying on management estimates include Allowance for Loan and Lease Loss, OREO resale values, the useful lives of fixed assets, and fair market value of securities.

Recently Issued Accounting Standards

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 amends the accounting model and disclosure requirements for leases. The current accounting model for leases distinguishes between capital leases, which are recognized on-balance sheet, and operating leases, which are not. Under the new standard, the lease classifications are defined as finance leases, which are similar to capital leases under current GAAP, and operating leases. Further, a lessee will recognize a lease liability and a right-of-use asset for all leases with a term greater than 12 months on its balance sheet regardless of the lease’s classification, which may significantly increase reported assets and liabilities. The accounting model and disclosure requirements for lessors remain substantially unchanged from current GAAP. ASU 2016-02 is effective for annual and interim periods in fiscal years beginning after December 15, 2018. The Company implemented ASU 2016-02 in the first quarter of 2019.

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

The Company’s operating leases relate entirely to branch properties. As a result of ASU 2016-02 implementation, we established an operating lease right-of-use asset of $6,955 and an operating lease liability of $6,955 with no impact on our consolidated statements of income or consolidated statement of cash flows compared to the prior lease accounting model. The ROU asset and liability are recorded in other assets and other liabilities, respectively, in the consolidated statements of condition. See Note 9 Premises and Equipment for additional information.

Note 2:	Earnings Per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

	Nine Months Ended September 30,
	2019	2018
Net income	$5,180	$5,329
Weighted-average shares - Basic EPS	3,883,369	3,755,310
Weighted-average restricted shares - 2008 Equity Incentive Plan	17,139	30,751
Weighted-average shares - ESOP committed to be released - diluted EPS	330,513	300,299
Weighted-average shares - Diluted EPS	4,231,021	4,086,360
Basic earnings per common share	$1.33	$1.42
Diluted earnings per common share	$1.22	$1.30

As of September 30, 2019 and September 30, 2018, options to purchase 9,800 shares and 0 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options’ common stock equivalents were antidilutive.

Note 3:	Securities

The amortized cost and approximate fair values of available-for-sale securities as of September 30, 2019 and December 31, 2018 are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
September 30, 2019
U.S. Government agencies and corporations	$5,107	$19	$—	$5,126
Mortgage-backed securities	14,969	166	(18)	15,117
State and political subdivisions	20,682	654	(2)	21,334
Other Securities	178	3	—	181
Total	$40,936	$842	$(20)	$41,758
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2018
U.S. Government agencies and corporations	$3,089	$13	$—	$3,102
Mortgage-backed securities	17,420	78	(400)	17,098
State and political subdivisions	22,984	95	(334)	22,745
Total	$43,493	$186	$(734)	$42,945

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

The amortized cost and fair value of securities at September 30, 2019 and December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2019		December 31, 2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$288	$288	$584	$588
One to five years	1,279	1,285	1,680	1,695
Five to ten years	8,122	8,392	9,403	9,366
After ten years	16,278	16,676	14,406	14,198
	25,967	26,641	26,073	25,847
Mortgage-backed securities	14,969	15,117	17,420	17,098
Total	$40,936	$41,758	$43,493	$42,945

The carrying value of securities pledged as collateral to secure public deposits, borrowings and for other purposes, was $2,075 at September 30, 2019, and $4,378 at December 31, 2018.

The following table shows the gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2019 and December 31, 2018:

	September 30, 2019
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$4,644	$(2)	$1,034	$(16)	$5,678	$(18)
State and political subdivisions	1,512	(1)	276	(1)	1,788	(2)
Total	$6,156	$(3)	$1,310	$(17)	$7,466	$(20)
	December 31, 2018
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$415	$(5)	$9,886	$(395)	$10,301	$(400)
State and political subdivisions	9,311	(91)	8,083	(243)	17,394	(334)
Total	$9,726	$(96)	$17,969	$(638)	$27,695	$(734)
Note 4:	Loans and Allowance for Loan Losses

Loans as of September 30, 2019 and December 31, 2018 are summarized below:

	At September 30,		At December 31,
	2019		2018
	Amount	Percent	Amount	Percent
Real estate loans:
Permanent loans:
One-to-four family	$72,474	11.6%	$70,695	12.1%
Multi-family	20,686	3.3	25,029	4.3
Nonresidential	206,029	33.1	193,157	33.3

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

	At September 30,		At December 31,
	2019		2018
	Amount	Percent	Amount	Percent
Construction loans:
One-to-four family	21,145	3.4	24,674	4.2
Multi-family	6,661	1.1	6,666	1.1
Nonresidential	40,841	6.6	37,445	6.4
Land loans	15,067	2.4	12,757	2.2
Total real estate loans	382,903	61.5	370,423	63.6
Consumer:
Home equity loans and lines of credit	19,772	3.2	22,708	3.9
Auto loans	98	—	130	—
Overdrafts	135	—	100	—
Other	149,374	24.0	124,318	21.3
Total consumer loans	169,379	27.2	147,256	25.2
Commercial loans	70,151	11.3	64,964	11.2
Total loans	622,433	100.0%	582,643	100.0%
Allowance for loan losses	(5,420)		(5,332)
Net deferred loan fees	(2,483)		(2,380)
Loans receivable, net	$614,530		$574,931

The following table details allowance for loan losses and recorded investment in loans by portfolio segment for the nine months ended September 30, 2019 and year ended December 31, 2018:

Allowance for Credit Losses and Recorded Investment in Financing Receivables

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Nine Months Ended September 30, 2019
Allowance for credit losses:
Beginning balance	$105	$1,788	$172	$24	$1,282	$1,961	$—	$5,332
Charge offs	(8)	(87)	—	—	(393)	(130)	—	(618)
Recoveries	14	—	—	—	25	10	—	49
Provision (Credit)	(5)	(247)	(18)	(1)	581	347	—	657
Ending balance	$106	$1,454	$154	$23	$1,495	$2,188	$—	$5,420

Year Ended December 31, 2018
Allowance for credit losses:
Beginning balance	$218	$1,272	$101	$65	$1,230	$2,775	$—	$5,661
Charge offs	(38)	(2)	—	—	(652)	(351)	—	(1,043)
Recoveries	1	—	—	—	69	44	—	114
Provision (Credit)	(76)	518	71	(41)	635	(507)	—	600
Ending balance	$105	$1,788	$172	$24	$1,282	$1,961	$—	$5,332

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

Allowance for Loan Losses and Recorded Investment in Loans
As of September 30, 2019
(Dollars in thousands)

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Allowance for loan losses:
Ending balance individually evaluated for impairment	$47	$204	$—	$—	$134	$855	$—	$1,240
Ending balance collectively evaluated for impairment	59	1,250	154	23	1,361	1,333	—	4,180
Ending Balance	$106	$1,454	$154	$23	$1,495	$2,188	$—	$5,420

Loans:
Ending balance individually evaluated for impairment	$473	$1,511	$—	$—	$2,270	$5,823	$—	$10,077
Ending balance collectively evaluated for impairment	72,001	225,204	68,647	15,067	167,109	64,328	—	$612,356
Ending balance	$72,474	$226,715	$68,647	$15,067	$169,379	$70,151	$—	$622,433

Allowance for Loan Losses and Recorded Investment in Loans
As of December 31, 2018
(Dollars in thousands)

	One-to-Four Family	Multi-family/ Nonresidential	Construction	Land	Consumer and Other	Commercial	Unallocated	Total
Allowance for loan losses:
Ending balance individually evaluated for impairment	$61	$336	$—	$—	$86	$716	$—	$1,199
Ending balance collectively evaluated for impairment	44	1,452	172	24	1,196	1,245	—	4,133
Ending Balance	$105	$1,788	$172	$24	$1,282	$1,961	$—	$5,332

Loans:
Ending balance individually evaluated for impairment	$475	$1,409	$—	$—	$2,083	$2,498	$—	$6,465
Ending balance collectively evaluated for impairment	70,220	216,777	68,785	12,757	145,173	62,466	—	$576,178
Ending balance	$70,695	$218,186	$68,785	$12,757	$147,256	$64,964	$—	$582,643

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

The following table shows an aging analysis of past due loans as of December 31, 2018 and 2017:

Age Analysis of Past Due Loans
As of September 30, 2019

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans >90 Days and Accruing
One-to-four family	$331	$23	$159	$513	$71,961	$72,474	$—
Multifamily/nonresidential	—	—	—	—	226,715	226,715	—
Construction	—	—	—	—	68,647	68,647	—
Land	—	—	—	—	15,067	15,067	—
Consumer and other	904	303	1,099	2,306	167,073	169,379	—
Commercial	—	—	233	233	69,918	70,151	—
Total	$1,235	$326	$1,491	$3,052	$619,381	$622,433	$—

Age Analysis of Past Due Loans
As of December 31, 2018

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans >90 Days and Accruing
One-to-four family	$145	$23	$123	$291	$70,404	$70,695	$—
Multifamily/nonresidential	—	795	640	1,435	216,751	218,186	—
Construction	—	—	—	—	68,785	68,785	—
Land	—	—	—	—	12,757	12,757	—
Consumer and other	642	187	1,385	2,214	145,042	147,256	—
Commercial	137	62	194	393	64,571	64,964	—
Total	$924	$1,067	$2,342	$4,333	$578,310	$582,643	$—

The following tables set forth details regarding impaired loans at September 30, 2019 and December 31, 2018:

Impaired Loans
For the Nine Months Ended September 30,
2019 (Dollars in thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With no related allowance recorded:
One-to-four family	$233	$264	$—	$280	$4
Multifamily/nonresidential	752	784	—	801	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	1,273	1,433	—	1,636	11
Commercial	760	918	—	959	6
Subtotal	3,018	3,399	—	3,676	21

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With an allowance recorded:
One-to-four family	188	209	47	209	1
Multifamily/nonresidential	689	727	204	739	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	798	837	134	841	14
Commercial	4,746	4,905	855	5,203	116
Subtotal	6,421	6,678	1,240	6,992	131
Total:
One-to-four family	421	473	47	489	5
Multifamily/nonresidential	1,441	1,511	204	1,540	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	2,071	2,270	134	2,477	25
Commercial	5,506	5,823	855	6,162	122
Total	$9,439	$10,077	$1,240	$10,668	$152

Impaired Loans
For the Year Ended December 31, 2018
(Dollars in thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment Year To Date	Interest Income Recognized Year To Date
With no related allowance recorded:
One-to-four family	$314	$352	$—	$380	$9
Multifamily/nonresidential	313	339	—	352	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	1,347	1,428	—	1,715	46
Commercial	253	254	—	300	13
Subtotal	2,227	2,373	—	2,747	68
With an allowance recorded:
One-to-four family	106	122	32	119	—
Multifamily/nonresidential	1,056	1,070	336	1,089	35
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	620	656	115	658	11
Commercial	2,012	2,244	716	2,590	39
Subtotal	3,794	4,092	1,199	4,456	85
Total:
One-to-four family	420	474	32	499	9
Multifamily/nonresidential	1,369	1,409	336	1,441	35
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other	1,967	2,084	115	2,373	57
Commercial	2,265	2,498	716	2,890	52
Total	$6,021	$6,465	$1,199	$7,203	$153

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

The following table sets forth loans on nonaccrual status as of September 30, 2019 and December 31, 2018:

Nonaccrual Loans

	September 30, 2019	December 31, 2018
One-to-four family	$450	$475
Multifamily/nonresidential	1,511	1,409
Construction	—	—
Land	—	—
Consumer and other	2,269	2,208
Commercial	2,015	2,344
	$6,245	$6,436

Loans characterized as TDRs totaled $2,119 at September 30, 2019, compared to $2,260 at December 31, 2018. The TDR total is comprised of 12 and 13 nonperforming loans as of September 30, 2019 and December 31, 2018, respectively. TDRs, like all other loans, are placed on nonaccrual status at management discretion or upon becoming ninety days past due.

Changes in the Company’s restructured loans are set forth in the table below:

Recorded Investment
Totals at January 1, 2019	$2,260
Additional loans with concessions	101
Reductions due to:
Charge-offs	—
Transfer to foreclosed real estate	—
Principal paydowns	(242)
Change in ownership	—
Lapse of concession period	—
Total at September 30, 2019	$2,119

The allocated allowance for loan losses attributable to restructured loans was $536 and $583 at September 30, 2019 and December 31, 2018, respectively. There was no loan loss allowance allocated to TDRs outside of specific reserves at both September 30, 2019 and December 31, 2018. The Company had no remaining availability under commitments to lend additional funds on these restructured loans at either September 30, 2019 or December 31, 2018.

Note 5:	Employee Benefits

The Bank maintains a number of employee benefit plans, including a 401(k) and Profit Sharing Plan, Deferred Compensation plans, Deferred Incentive plans, Employee Stock Ownership Plan (ESOP), Supplemental Executive Retirement Plan, and Equity Incentive Plans. Employer 401(k) contributions charged to expense for the nine months ended September 30, 2019 and year ended December 31, 2018 were $180 and $218 respectively. ESOP compensation expense for the nine months ended September 30, 2019 and year ended December 31, 2018 was $393 and $523 respectively. Expense recognized on the Supplemental Executive Retirement Plan was $205 for the nine months ended September 30, 2019 and $166 for the year ended December 31, 2018. The 2008 EIP Plan expired with regard to new issuances in 2018. A new EIP plan was approved in May 2019 authorizing 320,000 shares available for issuance. Of these authorized shares, 15,000 shares were awarded as restricted stock grants, 2,000 shares as restricted stock units, and 9,800 as stock options. As of September 30, 2019, there remain issued and unvested 28,605 restricted stock grants, 2,000 restricted stock units, and

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

22,000 unvested stock options from both the 2008 and 2019 EIP plans. Stock-based compensation expense related to EIPs totaled $125 for the nine months ended September 30, 2019 and $110 for the year ended December 31, 2018. With the exception of the 401(k), these employee benefit plans would be terminated and the balances distributed as specified in each plan at the closing of the proposed transaction.

Note 6:	Disclosures About Fair Value of Financial Instruments

FASB’s ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is primarily determined by matrix pricing, and in some cases, fair value is determined by an independent third party. Valuation adjustments may be made to ensure that financial statements are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3). The following methods and assumptions are used by the Company to estimate the fair values of the Company’s financial assets and liabilities on a recurring basis:

Available-for-Sale Securities

The fair values of securities available for sale are determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 2 securities include U. S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, asset-backed and other securities. Level 3 securities include preferred term securities that are not traded in an active market with a fair value determined by an independent third party.

Swap Derivative

The fair value of the swap derivative is provided by a third-party and based on current market interest rates.

Fair Value of Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2019
Assets:
Available for sale securities:
U.S. Treasury	$—	$—	$—	$—
U.S. Government agencies	5,126	—	5,126	—
Mortgage-backed securities	15,117	—	15,117	—
State and political subdivisions	21,334	—	21,334	—
Other securities	181		181
Swap derivative	—		—

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018
Assets:
Available for sale securities:
U.S. Treasury	$—	$—	$—	$—
U.S. Government agencies	3,102	—	3,102	—
Mortgage-backed securities	17,098	—	17,098	—
State and political subdivisions	22,745	—	22,745	—
Swap derivative	249		249

Fair Value of Assets Measured on a Nonrecurring Basis

Certain assets may be recorded at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically result from the application of lower of cost or market accounting or a write-down occurring during the period. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of September 30, 2019 and December 31, 2018.

	Level 1	Level 2	Level 3	Nonrecurring Fair Value Adjustments Nine Months Ended September 30, 2019
September 30, 2019
Impaired loans			$6,815	$(380)
Other real estate and repossessed assets			1,572	(358)
	Level 1	Level 2	Level 3	Nonrecurring Fair Value Adjustments Twelve Months Ended December 31, 2018
December 31, 2018
Impaired loans			$4,092	$(876)
Other real estate and repossessed assets			1,047	(219)

The following methods and assumptions are used by the Company to estimate the fair values of the Company’s financial assets and liabilities on a nonrecurring basis:

Other Real Estate Owned and Repossessed Assets

Other real estate owned and repossessed assets are carried at lower of cost or estimated fair value. The estimated fair value of the real estate or repossessed asset is determined through current appraisals or management’s best estimate of the value and adjusted as necessary, by management, to reflect current market conditions. As such, other real estate owned and repossessed assets are generally classified as Level 3.

Impaired Loans

While the overall loan portfolio is not carried at fair value, the Company periodically records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3.

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

The “Fair Value Measurement and Disclosures” topic of the FASB ASC requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below.

The estimated fair values of financial instruments were as follows for the dates indicated:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
At September 30, 2019
Financial assets
Cash and cash equivalents	$33,179	$33,179	$33,179	$—	$—
Available-for-sale securities	41,758	41,758	—	41,758	—
Loans held for sale	2,288	2,288	—	2,288	—
Loans, net of allowance for loan losses	614,530	614,226	—	—	614,226
FHLB stock	2,988	2,988	—	2,988	—
Interest receivable	2,409	2,409	—	2,409	—
Mortgage derivative assets	—	10	—	10	—
Swap derivative assets	—	—	—	—	—

Financial liabilities
Deposits	$602,953	$602,426	$364,498	$237,928	$—
Interest payable	842	842	—	842	—
FHLB advances - short term	—	—	—	—	—
FHLB advances - long term	34,373	34,428	—	34,428	—
Other borrowings	—	—	—	—	—
Mortgage derivative liabilities	—	5	—	5	—
Swap derivative liabilities	—	—	—	—	—
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
At December 31, 2018
Financial assets
Cash and cash equivalents	$11,561	$11,561	$11,561	$—	$—
Available-for-sale securities	42,945	42,945	—	42,945	—
Loans held for sale	555	555	—	555	—
Loans, net of allowance for loan losses	574,931	572,014	—	—	572,014
FHLB stock	2,988	2,988	—	2,988	—
Interest receivable	3,088	3,088	—	3,088	—
Mortgage derivative assets	—	5	—	5	—
Swap derivative assets	249	249	—	249	—

Financial liabilities
Deposits	$522,606	$522,073	$327,042	$195,031	$—
Securities sold under agreement to repurchase	—	—	—	—	—
Interest payable	647	647	—	647	—
FHLB advances - short term	22,500	22,500	—	22,500	—
FHLB advances - long term	35,132	34,898	—	34,898	—
Other borrowings	—	—	—	—	—
Mortgage derivative liabilities	—	—	—	—	—
Swap derivative liabilities	—	—	—	—	—

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

General

For short-term financial instruments realizable in three months or less, the carrying amount approximates fair value.

Cash and Cash Equivalents

The carrying amount approximates fair value, primarily due to their short-term nature. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

Federal Home Loan Bank Stock

The fair value of stock in the Federal Home Loan Bank equals the carrying value reported in the balance sheet. This stock is redeemable at full par value only by the Federal Home Loan Bank. The Company’s Federal Home Loan Bank stock is classified within Level 2 of the fair value hierarchy.

Available-for-Sale Securities

The fair values of securities available for sale are determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include U.S. Treasury securities. Level 2 securities include U. S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, asset-backed and other securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. These are classified within Level 2 of the fair value hierarchy.

Deposits

The fair values disclosed for demand deposits, both interest-bearing and noninterest-bearing, are, by definition, equal to the amount payable on demand at the reporting date. The fair values of certificates of deposit and individual retirement accounts are estimated using a discounted cash flow based on currently effective interest rates for similar types of accounts. Deposits are classified within Level 2 of the fair value hierarchy.

Securities Sold Under Agreement to Repurchase

Securities sold under agreement to repurchase are transacted with customers as a way to enhance our customers’ interest-earning ability. The Company does not consider customer repurchase agreements to be a wholesale funding source, but rather an additional treasury management service provided to our customer base. Our customer repurchase agreements are based on an overnight investment sweep that can fluctuate based on our customers’ operating account balances. These are classified within Level 2 of the fair value hierarchy.

Short-term borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, FHLB overnight advances, and other FHLB advances. The fair value of these short-term borrowings approximates the carrying value of the amounts reported in the consolidated balance sheets for each respective account, due to the short-term nature of these liabilities.

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

Long-term borrowings

Long-term borrowings consist of FHLB advances and multiple rate repurchase agreements. Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. These are classified within Level 2 of the fair value hierarchy.

Swap Derivative

The Company used an interest rate swap commitment to manage financial risks related to the interest rate for variable rate debt with the FHLB. The Company’s interest rate lock commitment was valued using current market prices for similar instruments and is categorized within Level 2. This swap derivative was terminated during the first quarter of 2019. See note 7 for more information regarding the swap terms and the termination.

Mortgage Derivative

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. These are classified within Level 2 of the fair value hierarchy.

Note 7:	Commitments and Credit Risk

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At September 30, 2019 and December 31, 2018, the Bank had outstanding commitments to originate loans aggregating $42,920 and $26,106, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

Mortgage loans in the process of origination represents amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $7,161 and $1,653, and mortgage loans held for sale amounted to $2,289 and $555 at September 30, 2019 and December 31, 2018, respectively.

The Bank had recourse commitments on loans sold on the secondary market of approximately $17,995 and $4,944 at September 30, 2019 and December 31, 2018, respectively. Recourse provisions expire within one to six months from the date of transfer.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $2,233 and $3,312 at September 30, 2019 and December 31, 2018, respectively, with terms generally ranging from 49 days to 60 months.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At September 30, 2019, the Bank had granted unused lines of credit to borrowers aggregating approximately $80,724 and $12,772 for commercial lines and open-end consumer lines, respectively. At December 31, 2018, the Bank had granted unused lines of credit to borrowers aggregating approximately $71,566 and $14,948 for commercial lines and open-end consumer lines, respectively.

Note 8:	Derivatives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Bank had $7,161 and $1,653 in total notional amount of interest rate lock commitments with a fair value of $(1) and $(2) at September 30, 2019 and December 31, 2018, respectively. The Bank manages market risk on the interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments, which are recorded at fair value with changes to fair value recorded in net gains on sales of loans held for sale. The Bank had $2,591 and $540 in total notional amount related to these forward sale commitments with a fair value of $(3) and $0 at September 30, 2019 and December 31, 2018, respectively. Changes in fair value are recorded in other assets or other liabilities on the consolidated balance sheet, depending on their balance. The adjustment to net gains on mortgage loans held for sale as a result of interest rate lock commitments and forward sale commitments was $0 for September 30, 2019 and December 31, 2018, respectively.

In 2015, the Bank entered into a swap agreement with FTN Financial to hedge a $10,000 Federal Home Loan Bank advance with a variable, LIBOR-based interest rate against interest rate risk. The Bank paid FTN Financial a weighted average fixed interest rate of 1.98% on $10,000 principal to avoid risks associated with rising interest rates. The principal was broken into four separate agreements with a weighted average original maturity of 9.44 years. The hedge was evaluated for effectiveness monthly using the cumulative hypothetical derivative method and deemed to be 100% effective. Therefore, changes in fair value were reported on the balance sheet as Other Comprehensive Income, net of deferred tax. There were no charges to income during the life of the swap arrangement. During the first quarter of 2019 this swap arrangement was terminated and the corresponding advance at FHLB was repaid. This resulted in a gain of $170 at termination. The fair value of the swap was $249 at December 31, 2018,

Note 9:	Premises and Equipment

The Company leases certain premises under operating leases. At September 30, 2019, the Company had ROU assets of $6,481 and lease liabilities of $6,617 related to these leases. For the nine months ended September 30, 2019, the weighted average remaining lease term for operating leases was 8.3 years and the weighted average discount rate used in the measurement of operating lease liabilities was .27%. Total operating lease costs for the nine months ended September 30, 2019 were $587.

First Advantage Bancorp
Notes to Unaudited Consolidated Financial Statements
Nine Months Ended September 30, 2019 and 2018
(Dollars in thousands, except share and per share amounts)

There were no sale and leaseback transactions or leverage leases. The Company holds one lease transaction with a related party with a ROU asset of $256 as of September 30, 2019.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liability is as follows:

Nine Months Ended September 30, 2019
Lease Payments due:
Within one year	$905
After one year but within two years	896
After two years but within three years	848
After three years but within four years	823
After four years but within five years	796
After five years	3,259
Total undiscounted cash flows	7,527
Discount on cash flows	910
Total lease liability	$6,617
Note 10:	Subsequent Events

On October 22, 2019, the Company entered into a Definitive Agreement (“Agreement”) with Reliant Bancorp, Inc. (“Reliant”) whereby Reliant will acquire the Company and the Bank. Under the terms of the Agreement, Company shareholders will receive 1.17 shares of Reliant common stock and $3.00 in cash for each share of Company common stock. Additionally, Reliant will pay certain other costs associated with the transaction including amounts for outstanding stock options in the Company as discussed elsewhere. The Agreement is subject to the approval by shareholders of the Company and certain regulatory authorities. Management expects the transaction to close during the second quarter of 2019.

Appendix A
Execution Version

AGREEMENT AND PLAN

OF

MERGER

RELIANT BANCORP, INC.

PG MERGER SUB, INC.

and

FIRST ADVANTAGE BANCORP

October 22, 2019

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 22nd day of October, 2019, is made and entered into by and among Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”); PG Merger Sub, Inc., a Tennessee corporation and direct, wholly owned subsidiary of Reliant (“Merger Sub”); and First Advantage Bancorp, a Tennessee corporation (the “Company”), under authority of resolutions of their respective boards of directors duly adopted.

R E C I T A L S

A.   The board of directors of each of Reliant, Merger Sub, and the Company has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Reliant, Merger Sub, and the Company, respectively, and their respective shareholders.

B.   As a material inducement for Reliant and Merger Sub to enter into this Agreement, certain holders of Company Common Stock (as defined below) have entered into Voting Agreements dated as of the date hereof and substantially in the form attached hereto as Exhibit A pursuant to which such Persons (as defined below) have agreed, among other things, to vote their shares of Company Common Stock in favor of approval of this Agreement and the transactions contemplated hereby.

C.   As a material inducement for the Company to enter into this Agreement, certain holders of Reliant Common Stock (as defined below) have entered into Voting Agreements dated as of the date hereof and substantially in the form attached hereto as Exhibit B pursuant to which such Persons have agreed, among other things, to vote their shares of Reliant Common Stock in favor of approval of this Agreement and the transactions contemplated hereby.

D.   As a material inducement for Reliant and Merger Sub to enter into this Agreement, certain holders of Company Common Stock have entered into Lock-Up Agreements dated as of the date hereof and substantially in the form attached hereto as Exhibit C (collectively, the “Lock-Up Agreements”) which contain certain restrictions on the post-Merger (as defined below) transfer by such Persons of shares of Reliant Common Stock.

E.   For United States federal income tax purposes, the Parties (as defined below) intend for the Merger and the Second Step Merger (as defined below) provided for herein to, taken together as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder (the “Code”), qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g).

NOW, THEREFORE, for and in consideration of the foregoing, the mutual covenants, representations, warranties, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Certain Definitions. For purposes of and as used in this Agreement, the terms defined below shall, when capitalized, have the indicated meanings.

“Acquisition Proposal” means any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any Person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of the consolidated assets of the Company and its Subsidiaries, in a single transaction or series of transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 20% or more of any class of equity or voting securities of the Company or of any Subsidiary of the Company; or (iii) any merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving the Company or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person. For this purpose, the terms “controls,” “controlled by,” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Bank” means First Advantage Bank, a Tennessee-chartered commercial bank and direct, wholly owned subsidiary of the Company.

“Bank Common Stock” means the common stock, par value $1.00 per share, of the Bank.

“Bank Preferred Stock” means the serial preferred stock, par value $1.00 per share, of the Bank.

“Bank Stock” means, collectively, the Bank Common Stock and the Bank Preferred Stock.

“Banking Act” means the Tennessee Banking Act, Tenn. Code Ann. § 45-1--101 et seq.

“BHCA” means the Bank Holding Company Act of 1956, as amended (12 U.S.C. § 1841 et seq.).

“Book-Entry Shares” means shares of Company Common Stock immediately prior to the Effective Time which are non-certificated.

“Business Day” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.

“Certificate” means a certificate which immediately prior to the Effective Time represents shares of Company Common Stock.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Confidentiality Agreement” means that certain Confidentiality Agreement dated June 17, 2019, by and between Reliant and the Company.

“Company Equity Award” means a Company Option, Company RSU Award, or Company Restricted Share Award.

“Company Financial Statements” means, collectively, the Audited Company Financials and the Interim Company Financials.

“Company Option” means an option to purchase or acquire shares of Company Common Stock granted under the First Advantage Bancorp 2019 Equity Incentive Plan, as amended, or the First Advantage Bank 2008 Equity Incentive Plan, as amended.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Restricted Share Award” means each award of Company Common Stock granted under the First Advantage Bancorp 2019 Equity Incentive Plan, as amended, or the First Advantage Bancorp 2008 Equity Incentive Plan, as amended, that is subject to vesting, repurchase, or other lapse restrictions, whether vested or unvested.

“Company RSU Award” means a restricted stock unit award in respect of shares of Company Common Stock granted under the First Advantage Bancorp 2019 Equity Incentive Plan, as amended.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Contract” means any contract, lease, deed, deed of trust, mortgage, license, instrument, note, commitment, undertaking, indenture, or other agreement, understanding, or legally binding arrangement, whether written or oral.

“Determination Date Difference” means the amount by which the First Advantage Minimum Equity exceeds the First Advantage Tangible Common Equity, if any.

“Disclosure Memoranda” means, collectively, the Reliant Disclosure Memorandum and the First Advantage Disclosure Memorandum.

“Environmental Law” means any Law relating to (i) pollution, the protection, preservation, or restoration of the environment or natural resources, (ii) the handling, use, storage, recycling, treatment, generation, transportation, processing, production, presence, disposal, release, or threatened release of or exposure to any Hazardous Substance or (iii) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, without limitation, (i) the following statutes, as amended, any successors thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules and regulations addressing similar matters: CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and (ii) any common Law that may impose Liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is considered one employer with a Party or any of such Party’s Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock that, immediately prior to the Effective Time, are owned or held, other than in a bona fide fiduciary or agency capacity, by Reliant, Merger Sub, or the Company, or any Subsidiary of Reliant, Merger Sub, or the Company, including shares of Company Common Stock held by the Company as treasury stock.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“First Advantage Loan Property” means any property in which the Company or a Subsidiary of the Company holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“First Advantage Minimum Equity” means $77,250,000.

“First Advantage Participation Facilities” means any facility in which the Company or a Subsidiary of the Company participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“First Advantage Parties” means, collectively, the Company and the Bank.

“First Advantage Tangible Common Equity” means the value of equity minus intangible assets on the Determination Date, where equity is equal to the total shareholders’ equity of the Company and its Subsidiaries, determined in accordance with GAAP; provided, however, that such amount shall be adjusted as of immediately prior to the Effective Time to eliminate the impact of: (i) expenses of up to (but not exceeding) $10,686,000 paid, to be paid, accrued or to be accrued by the First Advantage Parties that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), and (ii) any other expenses, charges, and other items that would otherwise reduce First Advantage Tangible Common Equity that are incurred or taken by the Bank with the prior written consent of Reliant.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any federal, state, provincial, local, or foreign court, agency, arbitrator, mediator, tribunal, commission, governmental or regulatory authority, or other governmental or administrative body, instrumentality, or authority, including without limitation the SEC, the Federal Trade Commission, the United States Department of Justice, the United States Department of Labor, the IRS, the Federal Reserve, the FDIC, and the TDFI.

“Hazardous Substance” means any and all substances (whether solid, liquid, or gas) defined, listed, designated, classified, or otherwise regulated as pollutants, hazardous or toxic wastes, hazardous or toxic substances, hazardous or toxic materials, extremely hazardous or toxic wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law, including without limitation oil, petroleum and petroleum products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, lead, radon, radioactive materials, flammables, explosives, mold and mycotoxins.

“Intellectual Property” means, collectively, (a) all rights (anywhere in the world, whether statutory, common law, or otherwise) in or affecting intellectual property or other proprietary rights, including with respect to (i) all inventions, whether or not patentable and whether or not reduced to practice, and all improvements thereon, and all patents, patent applications, and patent disclosures, together with all re-issues, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof; (ii) all trademarks, whether registered or unregistered, service marks, logos, domain names, rights in or to Internet web sites and social media accounts, and corporate, fictitious, assumed, and trade names, together with the goodwill associated with any of the foregoing; (iii) all copyrights, whether registered or unregistered, and all applications, registrations, and renewals relative thereto; (iv) all computer software (whether in object code or source code form), datasets, databases, trade secrets, confidential information, and related information and documentation; (v) any and all other intellectual property and proprietary rights; and (vi) the right to file applications and obtain registrations for any of the foregoing and claim priority thereto; (b) all claims, causes of action, and rights to sue for past, present, and future infringement or misappropriation of the foregoing, and all proceeds, rights of recovery, and revenues arising from or pertaining to the foregoing; and (c) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement prepared by Reliant and the Company to solicit the approval of this Agreement and the transactions contemplated hereby by the shareholders of the Company and the approval of the Stock Issuance Proposal (as defined below) by the shareholders of Reliant, which will include the prospectus of Reliant relating to the issuance by Reliant of Reliant Common Stock to holders of Company Common Stock pursuant to and in accordance with Article III of this Agreement.

“Knowledge” means (i) with respect to Reliant, the actual knowledge after reasonable inquiry of those individuals set forth on Schedule 1.1 of the Reliant Disclosure Memorandum and (ii) with respect to the Company, the actual knowledge after reasonable inquiry of those individuals set forth on Schedule 1.1 of the First Advantage Disclosure Memorandum.

“Laws” means any and all federal, state, provincial, local, and foreign laws, constitutions, common law principles, ordinances, codes, statutes, judgments, determinations, injunctions, decrees, orders, rules, and regulations.

“Liability” means any debt, liability, commitment, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due).

“Lien” means any lien, claim, attachment, garnishment, imperfection of title, defect, pledge, mortgage, deed of trust, hypothecation, security interest, charge, option, restriction, easement, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right, or other adverse claim, encumbrance, or right of any nature whatsoever.

“Loan” means a loan, commitment, lease, advance, credit enhancement, guarantee, or other extension of credit or borrowing arrangement.

“Material Adverse Effect” means, with respect to Reliant or the Company, as the case may be, an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had, or would reasonably be expected to have, a material and adverse effect on the business, properties, assets, liabilities, financial condition, operations, or results of operations of such Party and its Subsidiaries taken as a whole or (ii) prevents or materially impedes the consummation by such Party of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, event, development, or change resulting from (A) changes after the date of this Agreement in Laws of general applicability that apply to insured depository institutions and/or registered bank or financial holding companies generally, or interpretations thereof by Governmental Entities, (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank or financial holding companies generally, (C) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in credit or debt markets or changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (D) actions and omissions of Reliant and the Company required under this Agreement or taken or omitted with the prior written consent of the Company (in the case of actions and omissions by Reliant) or Reliant (in the case of actions and omissions by the Company), (E) any failure by Reliant or the Company, in and of itself, to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (it being expressly agreed that any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there exists or has occurred a Material Adverse Effect), (F) subject to Company’s rights pursuant to Section 9.1(k), changes, in and of themselves, in the trading price or trading volume of the Reliant Common Stock or the Company Common Stock (it being expressly agreed that any facts or circumstances giving rise to or contributing to any such changes that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there exists or has occurred a Material Adverse Effect), (G) acts of war, armed hostilities, or terrorism within or involving the United States, or (H) the public announcement or pendency of the transactions contemplated by this Agreement and the impact thereof on relationships with customers or employees; provided that effects, circumstances, occurrences, events, developments, and changes resulting from the changes or other matters described in clauses (A), (B), (C), and (G) shall not be excluded in determining whether there exists or has occurred a Material Adverse Effect to the extent of any materially disproportionate impact they have on the subject Party and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

“Merger Sub Common Stock” means the common stock, no par value, of Merger Sub.

“Mergers” means, collectively, the Merger and the Second Step Merger.

“Nasdaq” means The Nasdaq Capital Market.

“Parties” means, collectively, Reliant, Merger Sub, and the Company.

“Permitted Liens” means (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, either individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewer, electric, and other utility lines, telegraph and telephone lines, zoning and building codes, and other similar restrictions as to the use of the Owned Real Property that, either individually or in the aggregate, do not and would not reasonably be expected to materially impair the occupancy, use, or value of any of the Owned Real Property; and (iv) imperfections or irregularities of title or other Liens that do not materially affect the occupancy, value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations on or at such properties.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, and any other entity or organization, whether or not incorporated, including without limitation any Governmental Entity.

“Registration Statement” means the registration statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed by Reliant with the SEC under the Securities Act with respect to the shares of Reliant Common Stock to be issued by Reliant to the holders of Company Common Stock in connection with the transactions contemplated by this Agreement.

“Regulation O” means Regulation O of the Federal Reserve (12 C.F.R. Part 215).

“Reliant Bank” means Reliant Bank, a Tennessee-chartered commercial bank and wholly owned Subsidiary of Reliant.

“Reliant Bank Common Stock” means the common stock, par value $1.00 per share, of Reliant Bank.

“Reliant Bank Preferred Stock” means the preferred stock, par value $1.00 per share, of Reliant Bank.

“Reliant Bank Stock” means, collectively, the Reliant Bank Common Stock and the Reliant Bank Preferred Stock.

“Reliant Common Stock” means the common stock, par value $1.00 per share, of Reliant.

“Reliant Confidentiality Agreement” means that certain Confidentiality Agreement dated April 25, 2019, by and between Reliant, on the one hand, and Raymond James & Associates, Inc. as authorized representative of the Company, on the other hand.

“Reliant Equity Award” means an option to purchase shares of Reliant Common Stock granted under the Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan or the Commerce Union Bancshares, Inc. 2015 Equity Incentive Plan; a grant or award of Reliant Common Stock subject to vesting, repurchase, or other lapse restriction granted or awarded under the Commerce Union Bancshares, Inc. 2015 Equity Incentive Plan; or a restricted stock unit grant or award in respect of shares of Reliant Common Stock granted or awarded under the Commerce Union Bancshares, Inc. 2015 Equity Incentive Plan.

“Reliant Parties” means, collectively, Reliant and Merger Sub.

“Reliant Preferred Stock” means the preferred stock, par value $1.00 per share, of Reliant.

“Reliant Stock” means, collectively, the Reliant Common Stock and the Reliant Preferred Stock.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, limited liability company, partnership, joint venture, trust, or other entity in which a Party or any of its Subsidiaries has, directly or indirectly, an equity or ownership interest representing 50% or more of any class of the capital stock thereof or other equity or ownership interests therein.

“Superior Proposal” means any bona fide written Acquisition Proposal which the Company’s board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of the Company’s financial advisor with respect to financial matters, and outside legal counsel with respect to legal matters, and such other factors as the Company’s board of directors reasonably considers to be appropriate, is (i) more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

“Tax” or “Taxes” means any and all federal, state, provincial, local, and foreign taxes, including without limitation (i) any income, profits, alternative or add-on minimum, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, net worth, premium, real property, personal property, vehicle, airplane, boat, vessel, or other title or registration, environmental, or windfall profit tax, custom, or duty, or any other tax, fee, assessment, levy, tariff, or charge of any kind whatsoever, together with any interest or penalty, addition to tax, or other additional amount imposed by any Governmental Entity or other Person responsible for the imposition or collection of any such tax, and (ii) any Liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied agreement or obligation to indemnify any other Person or any contractual arrangement or agreement.

“Tax Return” means any return (including any amended return), declaration, or other report, including without limitation elections, claims for refunds, schedules, estimates, and information returns and statements, with respect to any Taxes (including estimated Taxes).

“TBCA” means the Tennessee Business Corporation Act, Tenn. Code Ann. § 48-11-101 et seq.

“TDFI” means the Tennessee Department of Financial Institutions.

“Trading Day” means any day on which the NASDAQ Stock Market is open for trading; provided that, a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, as amended.

Section 1.2   Other Definitions. Capitalized terms used in this Agreement and not defined in Section 1.1, but otherwise defined in this Agreement, shall have the meanings otherwise ascribed thereto.

ARTICLE II
THE MERGERS

Section 2.1   The Merger.

(a)   General. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with, and with the effects provided in, this Agreement and applicable provisions of the TBCA (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue, as the surviving corporation of the Merger, as a corporation chartered under the laws of the State of Tennessee (the Company in such capacity as the surviving corporation of the Merger is sometimes referred to herein as the “Interim Surviving Company”).

(b)   Effective Time. Prior to or at the Closing (as defined below), and in order to effect the Merger, Merger Sub and the Company shall duly execute and deliver articles of merger for filing with the Tennessee Secretary of State (the “Articles of Merger”), such Articles of Merger to be in such form and of such substance as is consistent with applicable provisions of the TBCA and otherwise mutually agreed upon by Merger Sub and the Company. The Merger shall become effective on such date and at such time as set forth in the Articles of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

(c)   Effects of the Merger. The Merger shall have the effects set forth in this Agreement and applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Merger Sub shall vest in the Interim Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Merger Sub shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Company.

(d)   Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, par value $0.01 per share, of the Interim Surviving Company and shall constitute the only outstanding shares of capital stock of the Interim Surviving Company.

(e)   Reliant Stock. The shares of Reliant Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger, and, accordingly, each share of Reliant Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain issued and outstanding.

(f)   Charter, Bylaws, and Name of Interim Surviving Company. The charter and bylaws of the Company, in each case as amended and/or restated and in effect immediately prior to the Effective Time, shall at and after the Effective Time be the charter and bylaws of the Interim Surviving Company until such time as the same shall be amended in accordance with applicable Law. The legal name of the Interim Surviving Company shall be “First Advantage Bancorp.”

(g)   Directors and Officers of Interim Surviving Company. The directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Company, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

Section 2.2   The Second Step Merger.

(a)   General. As soon as reasonably practicable following the Effective Time, Reliant shall cause the Interim Surviving Company to be, and the Interim Surviving Company shall be, merged with and into Reliant in accordance with, and with the effects provided in, this Agreement and applicable provisions of the TBCA (the “Second Step Merger”). At the Second Step Effective Time (as defined below), the separate corporate existence of the Interim Surviving Company shall cease and Reliant shall continue, as the surviving corporation of the Second Step Merger, as a corporation chartered under the laws of the State of Tennessee (Reliant in such capacity as the surviving corporation of the Second Step Merger is sometimes referred to herein as the “Surviving Corporation”).

(b)   Second Step Effective Time. In order to effect the Second Step Merger, Reliant and the Interim Surviving Company shall duly execute and deliver articles of merger for filing with the Tennessee Secretary of State (the “Second Step Articles of Merger”), such Second Step Articles of Merger to be in such form and of such substance as is consistent with applicable provisions of the TBCA and otherwise mutually agreed upon by Reliant and the Interim Surviving Company. The Second Step Merger shall become effective on such date and at such time as set forth in the Second Step Articles of Merger (the date and time the Second Step Merger becomes effective being referred to in this Agreement as the “Second Step Effective Time”).

(c)   Effects of the Second Step Merger. The Second Step Merger shall have the effects set forth in this Agreement and applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all property, rights, interests, privileges, powers, and franchises of the Interim Surviving Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Company shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Corporation.

(d)   Cancellation of Interim Surviving Company Stock. Each share of common stock, par value $0.01 per share, of the Interim Surviving Company, as well as each share of any other class or series of capital stock of the Interim Surviving Company, in each case that is issued and outstanding immediately prior to the Second Step Effective Time, shall, at the Second Step Effective Time, solely by virtue and as a result of the Second Step Merger and without any action on the part of any holder thereof, automatically be canceled and retired for no consideration and shall cease to exist.

(e)   Reliant Stock. The shares of Reliant Stock issued and outstanding immediately prior to the Second Step Effective Time shall not be affected by the Second Step Merger, and, accordingly, each share of Reliant Stock issued and outstanding immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, remain issued and outstanding.

(f)   Charter, Bylaws, and Name of Surviving Corporation. The charter and bylaws of Reliant, in each case as amended and/or restated and in effect immediately prior to the Second Step Effective Time, shall at and after the Second Step Effective Time be the charter and bylaws of the Surviving Corporation until such time as the same shall be amended in accordance with applicable Law. The name of the Surviving Corporation shall be “Reliant Bancorp, Inc.”

(g)   Directors and Officers of Surviving Corporation. The directors and officers of Reliant as of immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, continue as the directors and officers, respectively, of the Surviving Corporation, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office, subject, however, to Section 7.15.

Section 2.3   Merger Sub Shareholder Approval. Prior to or as soon as reasonably practicable following the approval of this Agreement and the Merger by the shareholders of the Company in accordance with the charter and bylaws of the Company and applicable Law and the approval of the Stock Issuance Proposal (as defined below) by the shareholders of Reliant, Reliant shall approve this Agreement and the transactions contemplated hereby as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law.

Section 2.4   Closing. Subject to the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the closing of the transactions contemplated by this Agreement, including without limitation the Merger and the Second Step Merger (the “Closing”), shall take place at the offices of Butler Snow LLP, The Pinnacle at Symphony Place, Suite 1600, 150 3rd Avenue South, Nashville, Tennessee 37201, at 10:00 a.m. Central Time on such date as shall be designated by Reliant, provided that such date shall be not more than 30 days after the satisfaction or waiver (subject to applicable Law) of all of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, at such other time, or on such other date as the Parties may otherwise agree. Notwithstanding the foregoing, the Parties expressly agree that the Closing may take place by the electronic, facsimile, and/or overnight courier exchange of executed documents. The actual date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 2.5   The Bank Merger. Simultaneously with the Parties’ execution of this Agreement, Reliant Bank and the Bank have executed and delivered an agreement and plan of merger dated the date hereof (the “Bank Merger Agreement”), which provides for the merger of the Bank with and into Reliant Bank immediately following the Second Step Merger in accordance with the terms and conditions of, and with the effects provided by, the Bank Merger Agreement and applicable provisions of the Banking Act and the TBCA (the “Bank Merger”). Reliant Bank will be the banking corporation to survive the Bank Merger, and at the effective time of the Bank Merger, the separate corporate existence of the Bank will cease. Prior to or as soon as reasonably practicable following the approval of this Agreement and the Merger by the shareholders of the Company in accordance with the charter and bylaws of the Company and applicable Law and the approval of the Stock Issuance Proposal by the shareholders of Reliant, Reliant shall approve the Bank Merger Agreement as the sole shareholder of Reliant Bank and the Company shall approve the Bank Merger Agreement as the sole shareholder of the Bank. Prior to or at the Closing, Reliant will cause Reliant Bank to execute and deliver and the Company will cause the Bank to execute and deliver such articles of merger and other documents and certificates as are necessary or appropriate to effectuate the Bank Merger (the “Bank Merger Certificates”).

ARTICLE III
MERGER CONSIDERATION

Section 3.1   Conversion of Company Common Stock. (a) Subject to the other provisions of this Article III, solely by virtue and as a result of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares (as defined below)) shall, at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive (a) $3.00 in cash, without interest (the “Cash Consideration”), subject to adjustment as provided in Section 3.1(b), and (b) 1.17 (the “Exchange Ratio”) shares of Reliant Common Stock (the “Stock Consideration”). The aggregate Cash Consideration and Stock Consideration payable or issuable by Reliant to holders of Company Common Stock as consideration for the Merger in accordance with this Agreement, together with any cash payable by Reliant to holders of Company Common Stock in lieu of fractional shares pursuant to Section 3.4, is referred to herein as the “Merger Consideration.”

(b)   If and only if the First Advantage Tangible Common Equity is less than the First Advantage Minimum Equity, the Cash Consideration will be decreased by the amount equal to: (i) the Determination Date Difference divided by (ii) the aggregate number of outstanding shares of Company Common Stock as of the Determination Date, rounded down to the nearest whole cent. Notwithstanding the foregoing, the Cash Consideration may not be adjusted to an amount that is less than $0.00.

(c)   The First Advantage Tangible Common Equity shall be calculated by the Company using reasonable estimates of revenues and expenses where actual amounts are not available. The calculation of the First Advantage Tangible Common Equity (collectively, the “Calculation”), including an itemization of all expenses, shall be delivered to Reliant, accompanied by appropriate supporting detail, no later than 5:00 p.m. Central Time on the second day following the Determination Date. If before 5:00 p.m. Central Time on the third day following delivery of the Calculation to Reliant, Reliant has not given the Company notice of an objection to the Calculation (which notice shall state in reasonable detail the specific basis of Reliant’s objection and its proposed adjustments (the “Objection Notice”)), the Calculation as prepared by the Company will be final, binding, and conclusive on the Parties. If Reliant timely gives the Company an Objection Notice and if the Company and Reliant fail to resolve the issues raised in the Objection Notice before the close of business on the third day following delivery of the Objection Notice by Reliant to the Company, the determination of the Calculation, and all matters associated therewith, shall be submitted to a recognized national or regional independent accounting firm, with significant experience in auditing financial institutions, that is mutually acceptable to the Company and Reliant (the “Independent Accountants”) for a binding determination of the Calculation (a “Final Determination”). The Independent Accountants shall be directed by the Company and Reliant to use their best efforts to make a Final Determination within ten days after the date of their engagement (the “Engagement Date”), but in no event later than 30 days after the Engagement Date, and the Final Determination with respect to all matters covered therein, including the First Advantage Tangible Common Equity, shall be conclusive and binding upon Reliant and the Company. The Company and Reliant shall execute any agreement required by the Independent Accountants to accept their engagement and shall each bear one-half of the fees and costs of the Independent Accountants. Notwithstanding anything contained herein to the contrary, if the Independent Accountants are requested to make a Final Determination, the Closing Date shall be postponed and shall occur on the last day of the calendar month in which the Final Determination is delivered to the Parties (or such other date as may be agreed upon by the Parties); provided that the postponement of the Closing Date shall not require a recalculation of the First Advantage Tangible Common Equity.

Section 3.2   Exchange Procedures.

(a)   Deposit with Exchange Agent. At or prior to the Closing, Reliant shall deliver or cause to be delivered to an agent designated by Reliant (who, if other than Reliant’s then acting stock transfer agent, is reasonably acceptable to the Company) to act as the exchange agent for purposes of this Agreement (the “Exchange Agent”), for the benefit of holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares), (i) a certificate or certificates or, at Reliant’s option, evidence of shares in book entry form representing the number of shares of Reliant Common Stock issuable to holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in the form of Merger Consideration and (ii) the cash portion of the Merger Consideration payable to holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in accordance with this Article III. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Reliant Common Stock held by it from time to time hereunder, provided that the Exchange Agent shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the Persons entitled thereto.

(b)   Letter of Transmittal. Provided that prior to the Effective Time the Company has delivered or caused to be delivered to the Exchange Agent all information relating to the Company and its shareholders which is necessary for the Exchange Agent to perform its obligations as specified in this Agreement, Reliant shall take all reasonable actions necessary to cause the Exchange Agent to, as soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days after the Effective Time), mail or otherwise deliver to each holder of record of shares of Company Common Stock immediately prior to the Effective Time (other than holders of Excluded Shares and holders of Dissenting Shares) a letter of transmittal in customary form and containing such provisions as Reliant shall reasonably require (including provisions confirming that delivery of Certificates and Book-Entry Shares shall be effected, and that risk of loss of and title to Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for that portion of the Merger Consideration payable or issuable in respect of the shares of Company Common Stock previously represented by such Certificates or in respect of such Book-Entry Shares, as applicable, and any dividends or other distributions payable or distributable on or with respect thereto, in each case pursuant to the provisions of this Agreement.

(c)   Payment of Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Shares to the Exchange Agent for exchange and cancellation, together with a properly completed and duly executed letter of transmittal (or an “agent’s message,” in the case of Book-Entry Shares held in street name) and such other documents as may reasonably be required by the Exchange Agent, (i) the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall issue and deliver to such holder, the Merger Consideration to which such holder shall have become entitled pursuant to the provisions of this Article III, in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or to such Book-Entry Shares, as applicable, and (ii) the Certificate or Book-Entry Shares so surrendered shall be canceled. In the event the Merger Consideration or any other amounts issuable or payable under this Agreement to a holder of shares of Company Common Stock is to be issued in the name of or paid to a Person other than the Person in whose name such shares are registered, it shall be a condition to the issuance or payment of such Merger Consideration or other amounts that the Certificate formerly representing such shares, or, in the case of non-certificated shares, the Book-Entry Shares, be presented to the Exchange Agent, together with evidence of or appropriate documents or instruments for transfer and evidence that any applicable stock transfer or other Taxes have been paid or are not applicable, all in such form as the Exchange Agent shall reasonably require.

(d)   Closing of Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall thereafter be no transfers of shares of Company Stock on the books or records of the Company, and if any shares of Company Stock are thereafter presented to Reliant or the Exchange Agent for transfer, such shares shall be canceled against delivery of that portion of the Merger Consideration payable or issuable in respect thereof as herein provided. Until duly surrendered to the Exchange Agent in accordance with the provisions of this Agreement, Certificates and Book-Entry Shares shall, at and after the Effective Time, evidence and represent only the right to receive that portion of the Merger Consideration payable or issuable in respect thereof (or the Company Common Stock previously represented thereby) in accordance with this Agreement. No dividends or other distributions payable or distributable on or with respect to shares of Reliant Common Stock that are issued or issuable in connection with the Merger in accordance with this Agreement will be remitted to any Person entitled to receive such shares of Reliant Common Stock until such Person surrenders his or her Certificate(s) previously representing the shares of Company Common Stock converted into such Reliant Common Stock, or his or her Book-Entry Shares converted into such Reliant Common Stock, as applicable, at which time such dividends and other distributions shall be remitted to such Person, without interest. No interest will be paid or will accrue on any amounts issuable or payable to holders of Company Common Stock under or in accordance with this Agreement.

(e)   Lost, Stolen, or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and the execution by such Person of an indemnity agreement and/or the posting by such Person of a bond in such form and amount as Reliant or the Exchange Agent may reasonably require as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Certificate that portion of the Merger Consideration deliverable in respect of the shares of Company Common Stock previously represented thereby pursuant to this Agreement.

(f)   Unclaimed Merger Consideration. Any Merger Consideration, and any other amounts payable by Reliant to the holders of shares of Company Common Stock in accordance with this Agreement, in each case that remain(s) unclaimed by former shareholders of the Company for nine months after the Effective Time (as well as any dividends or other distributions payable in respect thereof) shall at the request of Reliant be delivered by the Exchange Agent to Reliant. Any former shareholder of the Company who has not theretofore complied with the exchange procedures provided for in this Agreement shall thereafter look only to Reliant for that portion of the Merger Consideration (and any other amounts) deliverable in respect of the shares of Company Common Stock previously held by such shareholder, as determined pursuant to this Agreement, without any interest thereon. If the Merger Consideration or any other amounts issuable or payable under this Agreement in respect of any shares of Company Common Stock (or shares of Reliant Common Stock into which the same shall have been converted) is not claimed prior to the date on which such Merger Consideration or other amounts would otherwise escheat to a Governmental Entity, such Merger Consideration or other amounts shall, to the extent permitted by abandoned property, escheat, and other applicable Laws, become the property of Reliant (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interests of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of Company Common Stock for any portion of the Merger Consideration (or any other amounts) properly paid to a Governmental Entity pursuant to applicable abandoned property, escheat, or similar Laws. Reliant and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of the Company to establish the identity of those Persons entitled to receive the Merger Consideration (and any other amounts) specified in this Agreement, which books and records shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of Company Common Stock, Reliant and the Exchange Agent shall be entitled to deposit any portion of the Merger Consideration (or any other amounts) issuable or payable in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 3.3   Rights as Company Shareholders. Holders of Company Common Stock immediately prior to the Effective Time shall, at and after the Effective Time, cease to be shareholders of the Company and have no further rights as shareholders of the Company, other than the right to receive the Merger Consideration and any other amounts payable or issuable in respect of such holders’ Company Common Stock in accordance with this Article III.

Section 3.4   No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fraction of a share of Reliant Common Stock, and no certificate or scrip therefor, will be issued in connection with the Merger to any holder of shares of Company Common Stock. Instead, Reliant shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Reliant Common Stock (after aggregating and taking into account all Certificates and/or Book-Entry Shares delivered by such holder) cash, without interest, in an amount (rounded to the nearest whole cent) determined by multiplying (a) the fractional share interest (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise be entitled by (b) the volume weighted average closing price per share of Reliant Common Stock on Nasdaq (or such other securities market or stock exchange on which the Reliant Common Stock then principally trades) for the 10 consecutive Trading Days ending on and including the Business Day immediately preceding the Closing Date.

Section 3.5   Availability of Dissenters’ Rights; Dissenting Shares.

(a)   Holders of shares of Company Common Stock shall have such rights to dissent from the Merger and obtain payment of the fair value of their shares as are afforded to such holders by Chapter 23 of the TBCA.

(b)   Notwithstanding any provision of this Agreement to the contrary, but subject to Section 3.5(c), each issued and outstanding share of Company Common Stock the holder of which has perfected his or her right to dissent from the Merger pursuant to Chapter 23 of the TBCA and has not effectively withdrawn or lost such right as of the Effective Time (collectively, the “Dissenting Shares”) shall not be converted into and canceled in exchange for, or represent a right to receive, any portion of the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are afforded to such holder by the TBCA. Reliant shall be entitled to retain any Merger Consideration not paid on account of Dissenting Shares, and the shareholders of the Company shall not be entitled to any portion of such retained Merger Consideration. Any payments made in respect of Dissenting Shares shall be made by Reliant within the time periods set forth in, and otherwise in accordance with, the TBCA.

(c)   If any holder of shares of Company Common Stock who asserts such holder’s right to dissent from the Merger pursuant to Chapter 23 of the TBCA shall have effectively withdrawn or lost his or her right to dissent (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever occurs later, the shares of Company Common Stock held by such holder shall be converted into and canceled in exchange for, on a share by share basis, the right to receive the Merger Consideration payable or issuable in respect thereof in accordance with the applicable provisions of this Agreement.

Section 3.6   Excluded Shares. At the Effective Time, each Excluded Share shall, for no consideration, be automatically canceled and retired and shall cease to exist, and, for the avoidance of doubt, no exchange or payment shall be made with respect thereto or in respect thereof.

Section 3.7   Adjustments Upon Change in Capitalization. If during the period from the date of this Agreement until immediately prior to the Effective Time the outstanding shares of Company Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio and the per share Cash Consideration. If during the period from the date of this Agreement until immediately prior to the Effective Time the outstanding shares of Reliant Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio. For the avoidance of doubt, neither (i) the grant or award of, the lapse of restrictions with respect to, or the issuance or withholding of shares of Reliant Common Stock upon the exercise or settlement of (including the satisfaction of Tax withholding obligations associated with) Reliant Equity Awards nor the grant or award of, the lapse of restrictions with respect to, (ii) the issuance or withholding of shares of Company Common Stock upon the exercise or settlement of (including the satisfaction of Tax withholding obligations associated with) Company Equity Awards, nor (iii) the issuance of shares of Reliant Common Stock pursuant to the terms of the TCBH Agreement (as defined below) shall cause or result in an adjustment of or to the Exchange Ratio or the per share Cash Consideration.

Section 3.8   Company Equity Awards.

(a)   Each Company Option outstanding immediately prior to the Effective Time, whether then vested or unvested, shall, at the Effective Time and without any action on the part of the holder thereof, become fully vested and be automatically canceled, and the holder thereof shall have the right to receive from Reliant a cash payment in respect of such canceled Company Option in an amount, rounded to the nearest whole cent (the “Option Consideration”), equal to the product of (i) $30.00 (the “Option Price”) minus the per share exercise price of such Company Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option, to the extent not previously exercised. At and after the Effective Time, each such canceled Company Option shall no longer be exercisable by the former holder thereof and shall instead only entitle such holder to the payment of the Option Consideration, if any, payable in respect thereof, without interest. In the event the per share exercise price of a Company Option is equal to or greater than the Option Price, such Company Option shall be canceled for no consideration and shall have no further force or effect. In the event the number of shares of Company Common Stock subject to outstanding Company Options change(s) during the period from the date of this Agreement until immediately prior to the Effective Time, the Option Price shall be equitably and proportionally adjusted.

(b)   At the Effective Time, solely by virtue and as a result of the Merger and without any action on the part of the holder thereof, each Company RSU Award and Company Restricted Share Award that is outstanding immediately prior to the Effective Time shall fully vest and shall be canceled and converted automatically into the right to receive the Merger Consideration pursuant to Section 3.1 (payable in accordance with this Article III and subject to any required Tax withholding), treating the shares of Company Common Stock subject to or underlying such Company RSU Award or Company Restricted Share Award in the same manner as all other shares of Company Common Stock for such purposes.

Section 3.9   Withholding Rights. Reliant (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock or Company Equity Awards such amounts as Reliant is required under the Code or any other applicable Law to deduct and withhold. Any amounts so deducted and withheld shall be timely remitted to the appropriate Governmental Entity and, to the extent so remitted, shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 4.1   First Advantage Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, the Company has delivered to the Reliant Parties a confidential memorandum (the “First Advantage Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the First Advantage Parties contained in this Article IV or to one or more covenants of the First Advantage Parties contained in Article VI, making specific reference in such First Advantage Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 4.2   Representations and Warranties. The Company hereby represents and warrants to the Reliant Parties as follows:

(a)   Organization and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is duly registered as a bank holding company under the BHCA. The Bank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of the Company and the Bank has the corporate power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of the Company and the Bank is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except where the failure to be so licensed, qualified, or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The copies of the charters, bylaws, and other organizational and governing documents of the Company and the Bank and their respective Subsidiaries previously provided or made available to the Reliant Parties are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither the Company nor the Bank nor any Subsidiary of the Company or the Bank is in violation of its respective charter, bylaws, or other organizational or governing documents. The minute books of the Company and the Bank and their respective Subsidiaries previously provided or made available to the Reliant Parties constitute, in all material respects, a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), other than meetings of their respective boards of directors (and committees thereof) held in executive session, and other governing bodies and their respective shareholders, members, partners, and other securityholders, in each case for the periods covered thereby.

(b)   Subsidiaries and Other Interests. Set forth on Schedule 4.2(b) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of the Company (other than the Bank) and/or the Bank, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and the Company’s and/or the Bank’s percentage ownership of each such Subsidiary. Each of the Company and the Bank owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its respective Subsidiaries free and clear of any Liens. There are no Contracts relating to the right of the Company or the Bank to vote or dispose of any capital stock or other equity or ownership interest of any Subsidiary of the Company or the Bank. The ownership interests of the Company and the Bank in their respective Subsidiaries are in full compliance with all applicable Laws. Each of the Subsidiaries of the Company and/or the Bank (i) is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, (ii) has all requisite corporate, limited liability company, or other power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except, with respect to clause (iii) only, where the failure to be so licensed, qualified, or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of the Company and/or the Bank have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of the Company and/or the Bank are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of the Company and/or the Bank, or any other debt or equity security of any Subsidiary of the Company and/or the Bank; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of the Company and/or the Bank or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 4.2(b) of the First Advantage Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither the Company nor the Bank owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c)   Capitalization.

(i)   As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, of which 4,012,105 shares are issued and outstanding, and 10,000,000 shares of Company Preferred Stock, no shares of which are issued and outstanding. As of the date of this Agreement, the authorized capital stock of the Bank consists of 10,000 shares of Bank Common Stock, of which 100 shares are issued and outstanding and are owned by the Company, and 1,000 shares of Bank Preferred Stock, no shares of which are issued and outstanding. As of the date of this Agreement, there are no other classes or series of authorized, issued, or outstanding capital stock of the Company or the Bank. Except as set forth on Schedule 4.2(c)(i) of the First Advantage Disclosure Memorandum, no shares of Company Stock are held in treasury by the Company or otherwise owned, directly or indirectly, by the Company, and no shares of Bank Stock are held in treasury by the Bank or otherwise owned, directly or indirectly, by the Bank. All of the issued and outstanding shares of Company Stock and Bank Stock have been duly and validly authorized and issued in compliance in all material respects with all applicable Laws and are fully paid and non-assessable with no personal liability attaching to the ownership thereof, and none of the issued and outstanding shares of Company Stock or Bank Stock have been issued in violation of the preemptive or other rights of any Person. As of the date of this Agreement, no bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of the Company or the Bank may vote are issued or outstanding. As of the date of this Agreement, no trust preferred or subordinated debt securities of the Company or the Bank or any of their respective Subsidiaries are issued or outstanding.

(ii)   Except as set forth on Schedule 4.2(c)(ii) of the First Advantage Disclosure Memorandum, as of the date of this Agreement, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Company capital stock, or securities convertible into or exercisable for shares of Company capital stock, or that require or obligate or could require or obligate the Company to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate the Bank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bank capital stock, or securities convertible into or exercisable for shares of Bank capital stock, or that require or obligate or could require or obligate the Bank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. There are no outstanding obligations or commitments of the Company or the Bank to repurchase, redeem, or otherwise acquire any shares of its capital stock. Set forth on Schedule 4.2(c)(ii) of the First Advantage Disclosure Memorandum is a true, correct, and complete list, as of the date of this Agreement, of (i) all outstanding Company Options, including for each Company Option the name of the optionee, the date of grant, the exercise price, the terms of vesting, the date(s) of termination, the number and class or series of shares subject to such Company Option, and whether such Company Option is an “incentive stock option” (as defined in Section 422 of the Code), and (ii) all outstanding Company RSU Awards and Company Restricted Share Awards, including for each such award the name of the recipient, the date of grant of the award, the terms of vesting, and the number and class or series of shares subject to such award. Set forth on Schedule 4.2(c)(ii) of the First Advantage Disclosure Memorandum is a listing of all cash, stock, and other dividends or distributions on or with respect to Company Stock or Bank Stock that have been declared, set aside, or paid since January 1, 2017, as well as all shares of Company capital stock and all shares of Bank capital stock that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by the Company and the Bank since January 1, 2017.

(d)   Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, notices, filings, and registrations referred to in Section 4.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the board of directors of the Company, and no other corporate actions or proceedings on the part of the Company are necessary to authorize the execution, delivery, or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of the Company in accordance with the charter and bylaws of the Company and applicable Law and the approval of the Bank Merger Agreement by the Company as the sole shareholder of the Bank in accordance with the charter and bylaws of the Bank and applicable Law. The board of directors of the Company has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders and has directed that this Agreement be submitted to the Company’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of the Company approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Reliant and Merger Sub, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, and similar Laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity (collectively, the “Enforceability Exceptions”).

(e)   No Violations. Neither the execution, delivery, or performance of this Agreement by the Company, nor the execution, delivery, or performance of the Bank Merger Agreement by the Bank, nor the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement, will (i) assuming the approval of this Agreement by the shareholders of the Company in accordance with the charter and bylaws of the Company and applicable Law and the approval of the Bank Merger Agreement by the Company as the sole shareholder of the Bank in accordance with the charter and bylaws of the Bank and applicable Law, violate the charter or articles of incorporation, bylaws, or other organizational or governing documents of the Company or the Bank or any of their respective Subsidiaries or (ii) assuming that the consents, approvals, waivers, notices, filings, and registrations referred to in Section 4.2(f) have been obtained and made and all applicable waiting periods have expired, (A) violate any Law to which the First Advantage Parties or any of their respective Subsidiaries (or the properties or assets of the First Advantage Parties or any of their respective Subsidiaries) are subject or by which the First Advantage Parties or any of their respective Subsidiaries (or the properties or assets of the First Advantage Parties or any of their respective Subsidiaries) are bound or (B) constitute a breach or violation of or a default under (or an event which, with notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or the Bank or any of their respective Subsidiaries under, any of the terms, conditions, or provisions of any Contract to which the Company or the Bank, or any of their respective Subsidiaries, is a party or to or by which any of the properties or assets of the Company or the Bank, or any of their respective Subsidiaries, may be subject or bound, except, in the case of clause (B) above only, for breaches, violations, defaults, terminations, accelerations, or Liens that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(f)   Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by the Company or the Bank, or any of their respective Subsidiaries, in connection with the execution, delivery, or performance of this Agreement by the Company, or the execution, delivery, or performance of the Bank Merger Agreement by the Bank, or the consummation by the Company and the Bank of the transactions contemplated hereby and thereby, including without limitation the Mergers and the Bank Merger, except (i) applications, notices, and waiver requests required to be filed with or given or made to and consents, approvals, and waivers required from, and the expiration of related waiting periods imposed by, the Federal Reserve, the TDFI, and the United States Department of Justice (collectively, the “Regulatory Approvals”); (ii) the filing of the Articles of Merger and the Second Step Articles of Merger with the Tennessee Secretary of State, and the filing of the Bank Merger Certificates; (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, and such other filings and reports as are required under the Exchange Act; (iv) the approval of this Agreement by the shareholders of the Company in accordance with the charter and bylaws of the Company and applicable Law, and the approval of the Bank Merger Agreement by the Company as the sole shareholder of the Bank in accordance with the charter and bylaws of the Bank and applicable Law; and (v) as set forth on Schedule 4.2(f) of the First Advantage Disclosure Memorandum. As of the date of this Agreement, the Company does not have Knowledge of any reason why any of the consents, approvals, or waivers referred to in this Section 4.2(f) will not be obtained or received in a timely manner without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)   Reports. The Company and the Bank, and each of their respective Subsidiaries, have timely filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2017, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish the same or pay such fees and assessments would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)   Financial Statements. The Company has previously delivered to Reliant true, complete, and correct copies of (i) the consolidated balance sheets of the Company and its Subsidiaries as of the fiscal years ended December 31, 2018, 2017, and 2016, and the related consolidated statements of operations, comprehensive earnings, changes in stockholders’ equity, and cash flows for each of the fiscal years then ended, together with the notes thereto, accompanied by the audit reports of the Company’s independent registered public accounting firm (the “Audited Company Financials”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2019 (the “Interim Financials Date”), and the related unaudited consolidated statements of income for the six-month period ended June 30, 2019 (the “Interim Company Financials”). The Company Financial Statements were prepared from and in accordance with the books and records of the Company and its Subsidiaries, fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in all material respects in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. No financial statements of any entity or enterprise other than the Company and its Subsidiaries are required by GAAP to be included in the financial statements of the Company. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP consistently applied and other legal, accounting, and regulatory requirements.

(i)   Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has, or has incurred, any Liability other than (i) Liabilities reflected on or reserved against in the Interim Company Financials, (ii) Liabilities incurred since the Interim Financials Date in the ordinary course of business consistent with past practice that, either individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company; (iii) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) as set forth on Schedule 4.2(i) of the First Advantage Disclosure Memorandum.

(j)   Absence of Certain Changes or Events.

(i)   Since December 31, 2018, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(ii)   Since December 31, 2018, except as relates to the matters contemplated by this Agreement, the Company and the Bank and their respective Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices.

(iii)   From and including December 31, 2018, to and including the date of this Agreement, neither the Company nor the Bank, nor any of their respective Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, or failed or omitted to take, any action that, if taken, permitted, or omitted after the date hereof, would constitute a breach or violation of any of the covenants set forth in Section 6.1, except as set forth on Schedule 4.2(j)(iii) of the First Advantage Disclosure Memorandum.

(k)   Litigation. There are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or the Bank or any of their respective Subsidiaries, any current or former director, officer, or employee of the Company or the Bank or any of their respective Subsidiaries in his or her capacity as such, any First Advantage

Benefit Plan (as defined below), or any property, asset, right, or interest of the Company or the Bank or any of their respective Subsidiaries, which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Set forth on Schedule 4.2(k) of the First Advantage Disclosure Memorandum is a true, correct, and complete list, as of the date of this Agreement, of each suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or the Bank or any of their respective Subsidiaries, any current or former director, officer, or employee of the Company or the Bank or any of their respective Subsidiaries in his or her capacity as such, any First Advantage Benefit Plan, or any property, asset, right, or interest of the Company or the Bank or any of their respective Subsidiaries. Neither the Company nor the Bank nor any of their respective Subsidiaries, nor any of the properties or assets of the Company or the Bank or any of their respective Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than such as are applicable to banks or bank holding companies generally) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company. Set forth on Schedule 4.2(k) of the First Advantage Disclosure Memorandum is a true, correct, and complete list, as of the date of this Agreement, of each judgment, decree, injunction, order, or ruling of any Governmental Entity (other than such as are applicable to banks or bank holding companies generally) that the Company or the Bank or any of their respective Subsidiaries, or any of the properties or assets of the Company or the Bank or any of their respective Subsidiaries, is a party or subject to or bound by.

(l)   Regulatory Actions. Since January 1, 2017, neither the Company nor the Bank, nor any of their respective Subsidiaries, has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the Company, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of the Company or the Bank or any of their respective Subsidiaries. Since January 1, 2017, there have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of the Company or the Bank or any of their respective Subsidiaries.

(m)   Compliance with Laws; Deposit Insurance.

(i)   The First Advantage Parties and their respective Subsidiaries have at all times since January 1, 2017, complied with, and are currently in compliance with, in each case in all material respects, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the Community Reinvestment Act of 1977, as amended (the “CRA”); the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans, except where noncompliance with such applicable Laws has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the First Advantage Parties and their respective Subsidiaries have, and have at all times had since

January 1, 2017, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as heretofore or presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the Company, no termination, suspension or cancellation of any of them is threatened.

(ii)   The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (the “FDIA”) to the fullest extent permitted by Law, and the Bank has timely paid all premiums and assessments and filed all reports required by the FDIA. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of the Company, threatened.

(n)   Taxes.

(i)   The First Advantage Parties and their respective Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (all such required Tax Returns, collectively, the “First Advantage Returns”). Neither the First Advantage Parties nor any of their respective Subsidiaries currently are the beneficiary of any extension of time within which to file any First Advantage Returns. All of the First Advantage Returns are true, correct, and complete in all material respects, and all Taxes due and payable by the First Advantage Parties and their respective Subsidiaries with respect to the periods covered by such First Advantage Returns have been paid (whether or not shown on any First Advantage Returns). The accruals and reserves for Taxes reflected in the Interim Company Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of the Company and its Subsidiaries for periods ending on or prior to the date(s) of the Interim Company Financials, and all such accruals and reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of the Company and its Subsidiaries, will be adequate, in accordance with GAAP, to cover all unpaid Taxes of the Company and its Subsidiaries accruing through the Closing Date. No claim has ever been made against the First Advantage Parties or any of their respective Subsidiaries by a taxing authority in a jurisdiction where the Company or the Bank or their respective Subsidiaries do not file Tax Returns that the Company or the Bank or any of their respective Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any First Advantage Return has been agreed to or entered into or granted (by the First Advantage Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested by or from the First Advantage Parties or any of their respective Subsidiaries, and neither the First Advantage Parties nor any of their respective Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii)   All estimated Taxes required to be paid by or with respect to, or in respect of the operations of, the First Advantage Parties or any of their respective Subsidiaries have been paid to the proper taxing authorities, except to the extent failure to make any such payment, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. All Taxes that the First Advantage Parties or any of their respective Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party (including amounts paid or owing by or to the First Advantage Parties or any of their respective Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the First Advantage Parties and their respective Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the First Advantage Parties and their respective Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws, in each case except for failures to withhold, collect, pay, or file and such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Company.

(iii)   Set forth on Schedule 4.2(n)(iii) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all First Advantage Returns filed by or with respect to the First Advantage Parties or any of their respective Subsidiaries with respect to any taxable periods ended on or after December 31, 2016, and the First Advantage Parties have delivered or made available to Reliant true, correct and complete copies of all of such First Advantage Returns. The First Advantage Returns for all taxable years ending on or before December 31, 2015, either have been examined by the applicable taxing authority and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. The First Advantage Parties have delivered or made available to Reliant true, correct, and complete copies of all audit reports, statements of deficiencies, and similar documents issued by a Governmental Entity relating to the First Advantage Returns.

(iv)   No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the Company, threatened against or with respect to the First Advantage Parties or any of their respective Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of the Company there are no facts or circumstances that would reasonably be expected to give rise to any such deficiency assessment or refund litigation. There are no unsatisfied Liabilities for Taxes with respect to any notice of deficiency or similar document received by the First Advantage Parties or any of their respective Subsidiaries with respect to any Taxes. No deficiencies have been asserted against the First Advantage Parties or any of their respective Subsidiaries as a result of an examination by a taxing authority and no issue has been raised by any examination conducted by any taxing authority in the past three years that, by application of the same principles, might result, individually or in the aggregate, in a proposed material deficiency of the First Advantage Parties or any of their respective Subsidiaries for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of the First Advantage Parties or any of their respective Subsidiaries, other than statutory Liens for current Taxes not yet due and payable for which adequate reserves have been established.

(v)   Neither the Company nor the Bank, nor any of their respective Subsidiaries, has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in effect. Neither the Company nor the Bank, nor any of their respective Subsidiaries, is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to the Company or the Bank or any of their respective Subsidiaries.

(vi)   Except as set forth on Schedule 4.2(n)(vi) of the First Advantage Disclosure Memorandum, there is no Contract or plan (including without limitation this Agreement and the arrangements contemplated hereby) covering any director, officer, employee, or independent contractor, or any former director, officer, employee, or independent contractor, of the Company or the Bank or any of their respective Subsidiaries that, individually or collectively with any other such Contracts or plans, will, or would reasonably be expected to, (A) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G, or (B) subject any such Person to additional taxes under Section 409A of the Code. Except as set forth on Schedule 4.2(n)(vi) of the First Advantage Disclosure Memorandum, neither the Company nor the Bank, nor any of their respective Subsidiaries, is a party to or bound by any Contract or plan, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code.

(vii)   Except as set forth on Schedule 4.2(n)(vii) of the First Advantage Disclosure Memorandum, (A) neither the Company nor the Bank, nor any of their respective Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return; (B) neither the Company nor the Bank, nor any of their respective Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract; and (C) neither the Company nor the Bank, nor any of their respective Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(viii)   The First Advantage Parties and their respective Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and neither the First Advantage Parties nor their respective Subsidiaries have at any time engaged in or entered into (A) any transaction that would be defined as a “reportable transaction” within the meaning of Treasury

Regulations Section 1.6011-4(b), or any transaction that would have been such a “reportable transaction” if current Law was in effect at the time the transaction was entered into. No IRS Form 8886 has been filed with respect to the First Advantage Parties or any of their respective Subsidiaries. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has entered into any Tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax Liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a Governmental Entity in a jurisdiction outside the United States. The First Advantage Parties and their respective Subsidiaries have disclosed on all First Advantage Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has incurred, and no state of affairs exist that could result in the Company or the Bank, or any of their respective Subsidiaries, incurring, any penalty under Section 6662(e) of the Code.

(ix)   None of the assets, properties, or rights of the First Advantage Parties or their respective Subsidiaries (A) are “tax-exempt use property” within the meaning of Section 168(h) of the Code, (B) are assets, properties, or rights required to be treated as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986, or (C) directly or indirectly secure any debt the interest on which is Tax-exempt under Section 103(a) of the Code. Neither the First Advantage Parties nor any of their respective Subsidiaries have participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has a “permanent establishment” within the meaning of any applicable Tax law in any foreign jurisdiction, nor is the Company or the Bank, or any of their respective Subsidiaries, required to file any Tax Returns in any foreign jurisdiction. No Subsidiary of the Company or the Bank which is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code has a permanent establishment within the United States or derives any income effectively connected with the conduct of a trade or business within the United States.

(x)   Set forth on Schedule 4.2(n)(x) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of (i) all Tax abatement, Tax reduction, Tax credit, and similar agreements or programs to which the First Advantage Parties or their respective Subsidiaries are parties or in which the First Advantage Parties or their respective Subsidiaries participate and (ii) the amount of each Tax abatement, Tax reduction, Tax credit, or similar benefit that the First Advantage Parties or their respective Subsidiaries have received as of the date hereof and the period(s) to which each such Tax abatement, Tax reduction, Tax credit, or similar benefit applied or applies. The consummation of the transactions contemplated by this Agreement will not result in any recoupment, claw-back, or decrease in any such Tax abatement, Tax reduction, Tax credit, or similar benefit.

(xi)   Neither the Company nor the Bank nor any of their respective Subsidiaries has ever distributed stock of another Person or had its stock distributed by another Person in a transaction that purported or was intended to be governed in whole or in part by Section 355 or Section 361 of the Code. Neither the Company nor the Bank nor any of their respective Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the First Advantage Parties or their respective Subsidiaries, and the IRS has not proposed any such change in accounting method. Neither the Company nor the Bank nor any of their respective Subsidiaries is or, during the five-year period immediately preceding the date of this Agreement, has been an “S” corporation within the meaning of Section 1361(a)(1) of the Code.

(xii)   For purposes of this Section 4.2(o), (A) references to the Company shall be deemed to include any predecessor to the Company, any Person which merged or was liquidated with or into the Company, any direct or indirect Subsidiary of the Company, and any Person from which the Company has incurred any Liability for Taxes as a result of transferee liability and (B) references to the Bank shall be deemed to include any predecessor to the Bank, any Person which merged or was liquidated with or into the Bank, any direct or indirect Subsidiary of the Bank, and any Person from which the Bank has incurred any Liability for Taxes as a result of transferee liability.

(o)   Material Contracts.

(i)   Set forth on Schedule 4.2(o)(i) of the First Advantage Disclosure Memorandum is a true, correct, and complete list (arranged by applicable subsection) of the following Contracts to which the Company or the Bank, or any of their respective Subsidiaries, is a party, by which the Company or the Bank, or any of their respective Subsidiaries, is bound, or to which the Company or the Bank, or any of their respective Subsidiaries, or any of the properties or assets of the Company or the Bank, or any of their respective Subsidiaries, are subject (whether or not actually set forth on such schedule, collectively, the “First Advantage Material Contracts”):

(A)   Any Contract (other than Contracts for Bank Loans (as defined below) made in the ordinary course of business) that involves, or would reasonably be expected to involve, annual receipts or disbursements of $50,000 or more;

(B)   Any Contract that requires the Company or the Bank, or any of their respective Subsidiaries, to purchase all of its requirements for a given product, good, or service from a given Person;

(C)   Any Contract that provides for the indemnification by the Company or the Bank, or any of their respective Subsidiaries, of any Person, or the express assumption by the Company or the Bank, or any of their respective Subsidiaries, of any Tax, environmental, or other Liability of any Person;

(D)   Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or the Bank, or any of their respective Subsidiaries, after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E)   Any employment agreement, consulting agreement, severance agreement, change of control agreement, bonus agreement, salary continuation agreement, deferred compensation agreement, stock option agreement, restricted stock agreement, non-competition agreement, non-solicitation agreement, confidentiality or non-disclosure agreement, or other Contract with any current or former director, officer, employee, or independent contractor of or to the Company or the Bank or any of their respective Subsidiaries (excluding commercially standard confidentiality and non-disclosure provisions included in vendor agreements entered into by the First Advantage Parties in the ordinary course of business);

(F)   Any Contract not disclosed under Section 4.2(o)(i)(E) with or for the benefit of any shareholder, director, officer, employee, independent contractor, or Affiliate of the Company or the Bank or any of their respective Subsidiaries, or any Affiliate of or member of the immediate family of any such Person;

(G)   Any Contract under which any payment (whether change of control, severance, or otherwise) will or may become due to any current or former director, officer, employee, independent contractor, or other service provider as of result of or upon the execution or delivery of this Agreement or the consummation of the any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(H)   Any Contract that provides for compensation or benefits that will or may be increased, or under which compensation or benefits will or may be accelerated, as of result of or upon the execution or delivery of this Agreement or the consummation of the any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events), or that provides for compensation or benefits the value of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(I)   Any Contract that provides for any payments by the Company or the Bank, or any of their respective Subsidiaries, upon a change of control;

(J)   Any Contract that limits or purports to limit the right of the Company or the Bank, or any of their respective Subsidiaries, to engage in any line of business, compete with any Person, or operate in any geographic location;

(K)   Any partnership, joint venture, limited liability company, or similar Contract;

(L)   Any Contact with respect to the ownership, occupancy, management, lease (as lessor, lessee, or otherwise), or operation of real property;

(M)   Any data processing or information technology Contract;

(N)   Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, properties, or securities of the Company or the Bank or any of their respective Subsidiaries;

(O)   Any Contract that relates to indebtedness of or borrowings of money by the Company or the Bank, or any of their respective Subsidiaries, in excess of $50,000 (other than Contracts relating to customer deposit liabilities, Federal Home Loan Bank borrowings, or repurchase agreements with customers, in each case created, incurred, or entered into in the ordinary course of business);

(P)   Any Contract relating to the acquisition, transfer, sale, or issuance of, or otherwise directly affecting or dealing with, any securities of the Company or the Bank or any of their respective Subsidiaries, including without limitation any voting, shareholders, or underwriting agreement;

(Q)   Any Contract not terminable on 30 days or less notice without any payment or penalty and involving disbursements or payments by the Company or the Bank or any of their respective Subsidiaries in excess of $50,000 per annum; and

(R)   Any other Contract not disclosed pursuant to subsections (A)-(Q) of this Section 4.2(o)(i) that is material to the Company or the Bank or any of their respective Subsidiaries or the business, operations, or financial condition of the Company or the Bank or any of their respective Subsidiaries.

(ii)   A true, correct, and complete copy (or, in the case of any oral Contract, a complete and accurate written description) of each First Advantage Material Contract, as amended through the date of this Agreement, has been previously provided or made available to Reliant. Each of the First Advantage Material Contracts is in full force and effect and is a valid and binding obligation of the Company or the Bank or their respective Subsidiaries, as applicable, and, to the Knowledge of the Company, each of the other parties thereto, and is enforceable against the Company or the Bank or their respective Subsidiaries, as applicable, and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. The Company and the Bank and their respective Subsidiaries have performed all duties and obligations required to be performed by them under each First Advantage Material Contract in all material respects. Neither the Company nor the Bank nor any of their respective Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in breach or violation of or default under, in each case in any material respect, any First Advantage Material Contact, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach, violation, or default. To the Knowledge of the Company, no event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, gives any Person, or will or could give any Person, (A) the right to declare a breach or default or exercise any remedy under any First Advantage Material Contract, (B) the right to accelerate the maturity of or performance under any First Advantage Material Contract, or (C) the right to cancel, terminate, or modify any First Advantage Material Contract.

(iii)   Except as set forth on Schedule 4.2(o)(iii) of the First Advantage Disclosure Memorandum, (A) no consents, approvals, waivers, or notices are required to be obtained, given, or delivered pursuant to the terms of any First Advantage Material Contract as a result of the First Advantage Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby and (B) assuming the consents, approvals, waivers, and notices referred to in clause (A) are obtained, given, and delivered, neither the First Advantage Parties’ execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated hereby will result in any Person having the right to declare a breach or default or exercise any remedy under any First Advantage Material Contract; accelerate the maturity of or performance under any First Advantage Material Contract; or cancel, terminate, or modify any First Advantage Material Contract.

(p)   Intellectual Property; Information Technology Systems.

(i)   Set forth on Schedule 4.2(p)(i) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all of the Intellectual Property owned, leased, or licensed by the Company or the Bank or any of their respective Subsidiaries, or used by the Company or the Bank or any of their respective Subsidiaries in the conduct of their respective businesses (collectively, the “First Advantage IP”). All required filings and fees related to First Advantage IP registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all First Advantage IP registrations are in good standing.

(ii)   Set forth on Schedule 4.2(p)(ii) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all licenses and other Contracts pursuant to which the Company or the Bank (A) obtain a license to use Intellectual Property owned by a third party (excluding all Contracts for off-the-shelf or commercially available software or technology) or (B) grant a license or right to use Intellectual Property owned by the Company or the Bank or one of their Subsidiaries (the “IP Licenses”). There is no breach or default or alleged breach or default, or, to the Knowledge of the First Advantage Parties, any state of facts or circumstances which with notice or lapse of time or both would constitute a breach or default, on the part of any party to any IP License in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such IP License. The First Advantage Parties have previously provided or made available to Reliant true, correct, and complete copies (or, in the case of any oral Contract, a complete and accurate written description) of the IP Licenses, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii)   The Company or the Bank, or one of their respective Subsidiaries, is the sole and exclusive owner of all of the material First Advantage IP not leased or licensed to the Company or the Bank or one of their respective Subsidiaries, free and clear of any Liens, and, with respect to any material First Advantage IP leased or licensed to the Company or the Bank or one of their respective Subsidiaries, has a valid and enforceable lease, license, or other right to use such First Advantage IP, and except as set forth on Schedule 4.2(p)(iii)(A) of the First Advantage Disclosure Memorandum, no leases, licenses, or other rights have been granted by the Company or the Bank or their respective Subsidiaries to third Persons with respect to any material First Advantage IP. The Company and the Bank and their respective Subsidiaries own or possess all requisite rights to use all of the First Advantage IP required or necessary for the conduct of the business of the Company and the Bank and their respective Subsidiaries as presently conducted, without any known conflict with the rights of others or any known use by others which conflicts with the rights of the Company or the Bank or any of their respective Subsidiaries. Neither the Company nor the Bank, nor any of their respective Subsidiaries, owes any royalties, honoraria, or fees to any Person by reason of the use by the Company or the Bank or any of their respective Subsidiaries of any of the First Advantage IP. Except as set forth on Schedule 4.2(p)(iii)(B) of the First Advantage Disclosure Memorandum, neither the Company nor the Bank, nor any of their respective Subsidiaries, has received notice of, and to the Knowledge of the Company there is no basis for, any claimed conflict with respect to any of the First Advantage IP or any claim against the Company or the Bank or any of their respective Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that the Company or the Bank or any of their respective Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the First Advantage IP is invalid or defective in any way.

(iv)   Set forth on Schedule 4.2(p)(iv) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all consents, waivers, authorizations, and approvals with respect to or involving the First Advantage IP that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the First Advantage IP, in each case in connection with the Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(v)   No current or former officer, employee, consultant, or contractor of the First Advantage Parties or any of their respective Subsidiaries has any ownership, license, or other right, title, or interest in any of the First Advantage IP. To the Knowledge of the First Advantage Parties, neither the First Advantage Parties nor their respective Subsidiaries nor any of the officers, employees, or agents of the First Advantage Parties or their respective Subsidiaries has done, or failed to do, any act or thing which has prejudiced or would reasonably be expected to prejudice the validity or enforceability of any First Advantage IP.

(vi)   All of the computer firmware, computer hardware, computer software (whether general or special purpose), telecommunications hardware, and other similar or related items of automated, computerized, or software system(s), networks, interfaces, platforms or applications, whether or not in electronic format, and other equipment used or relied upon in the conduct of the business of any of the First Advantage Parties or their respective Subsidiaries (collectively, the “First Advantage IT Systems”) (A) have been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use; (B) are in good working order;

(C) function in all material respects in accordance with all specifications and any other descriptions under which they were supplied; (D) are free of any material defects, bugs, or errors, (E) do not contain or make available any disabling software, code, or instructions, spyware, Trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to or disruption, impairment, disablement, or destruction of any software, data, or other materials (collectively, “Contaminants”); and (F) are sufficient for the existing and currently anticipated needs of the business of the First Advantage Parties and their respective Subsidiaries. The First Advantage Parties and their respective Subsidiaries have taken all commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the First Advantage IT Systems are free from Contaminants. The First Advantage Parties and their respective Subsidiaries have reasonable business continuity and disaster recovery plans, procedures, and facilities for their respective businesses and have taken reasonable steps to safeguard the First Advantage IT Systems. Since January 1, 2017, the First Advantage IT Systems have not suffered any failures, errors, or breakdowns which have caused any substantial disruption to or interruption in operation of the business of the First Advantage Parties and their respective Subsidiaries. The First Advantage Parties and their respective Subsidiaries have promptly implemented material security patches that are generally available for the First Advantage IT Systems. Neither First Advantage nor the Bank nor any of their respective Subsidiaries is in breach of or default under any Contract relating to any of the First Advantage IT Systems.

(vii)   The First Advantage Parties and their respective Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard, and maintain the confidentiality, integrity, and security of (A) their information technology systems and software owned or purported to be owned by them and (B) all information, data, and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable Laws) (the “First Advantage Data”), against any unauthorized or improper use, access, transmittal, interruption, modification, or corruption. The First Advantage Parties and their respective Subsidiaries have complied with their respective privacy policies and procedures and complied with all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of First Advantage Data, including without limitation Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the First Advantage Parties pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the First Advantage Data, including card association rules and the payment card industry data security standards. The First Advantage Parties and their respective Subsidiaries have taken reasonably sufficient measures to ensure that all First Advantage Data is protected against loss, damage, unauthorized access, use, or disclosure, modification, or other misuse. The First Advantage Parties and their respective Subsidiaries have the legal right to possess, use, and process all First Advantage Data collected, held, or processed by the First Advantage Parties and their respective Subsidiaries. Since January 1, 2017, there has been no loss, damage, unauthorized access, use, or disclosure, modification, or other misuse of any First Advantage Data. Except as set forth on Schedule 4.2(p)(vii) of the First Advantage Disclosure Memorandum, there currently are not any, and since January 1, 2017, there have not been any, pending or, to the Knowledge of the Company, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (A) any of the First Advantage IT Systems or (B) First Advantage Data or any other information collected, maintained, or stored by or on behalf of the First Advantage Parties or their respective Subsidiaries (or any unlawful acquisition, use, loss, destruction, compromise, or disclosure thereof).

(q)   Labor and Employment Matters.

(i)   The First Advantage Parties and their respective Subsidiaries are, and have been at all times since January 1, 2017, in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor the Bank, nor any of their respective Subsidiaries, is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or the Bank, or any of their respective Subsidiaries, the subject of any proceeding in which it is asserted that the Company or the Bank, or any of their respective Subsidiaries, has committed an unfair labor practice or seeking to compel the Company or the Bank, or any of their respective Subsidiaries, to bargain with any labor union or labor organization as to wages or conditions of employment, nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, labor dispute, or organizational effort involving the Company or the Bank, or any of their respective Subsidiaries, pending or, to the Knowledge of the Company, threatened.

(ii)   Set forth on Schedule 4.2(q)(ii) of the First Advantage Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of the First Advantage Parties or their respective Subsidiaries; and (B) each such employee’s current rate of compensation and bonus or incentive compensation arrangements. Set forth or identified on Schedule 4.2(q)(ii) of the First Advantage Disclosure Memorandum are the names of any employees of the First Advantage Parties or any of their respective Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. Other than compensation and benefits payable in the ordinary course of business the payment of which is not delinquent, there are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee or former employee of the Company or the Bank or any of their respective Subsidiaries.

(iii)   To the Knowledge of the Company, no director, officer, employee, or independent contractor of or to the Company or the Bank or any of their respective Subsidiaries is a party to or otherwise bound by any Contract, including without limitation any confidentiality, non-competition, non-solicitation, or proprietary rights agreement, that has adversely affected or would reasonably be expected to adversely affect the ability of the Company or the Bank or any of their respective Subsidiaries to conduct its business as currently conducted or the ability of such Person to perform and carry out such Person’s duties or responsibilities.

(iv)   Neither the Company nor the Bank, nor any of their respective Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any First Advantage Benefit Plan (as defined below), should have been classified as an employee. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has any material Liability for improperly excluding any Person who provides or has provided services to the Company or the Bank or any of their respective Subsidiaries in any capacity from participating in any First Advantage Benefit Plan.

(v)   Except as set forth on Schedule 4.2(q)(v) of the First Advantage Disclosure Memorandum, as of the date of this Agreement, to the Knowledge of the Company, no employee of the Company or the Bank (or any of their respective Subsidiaries) with a title of vice-president or above has informed the Company or the Bank (or any of their respective Subsidiaries) of his or her intent to terminate his or her employment during the next 12 months, including in connection with or as a result of the transactions contemplated by this Agreement.

(vi)   There is no pending or, to the Knowledge of the Company, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of the Company or the Bank or any of their respective Subsidiaries, including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, wages and hours, or terms and conditions of employment (but excluding workers’ compensation matters), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim, or legal, administrative, arbitration, or other proceeding.

(r)   Benefit Plans.

(i)   Set forth on Schedule 4.2(r)(i) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, survivor income, salary continuation, stock option, restricted stock, restricted stock unit, stock purchase, stock ownership, savings, stock appreciation right, capital appreciation, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, or other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, any incentive or welfare policies, contracts, plans, or arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained, sponsored, or contributed to (or required to be contributed to) by the Company or the Bank or an ERISA Affiliate for the benefit of or with respect to any present or former directors, officers, employees, independent contractors, or consultants of the Company or the Bank or any of their respective Subsidiaries, or any spouse, dependent, or beneficiary of any such Person, or to or under which the Company or the Bank has or may have any Liability, contingent or otherwise (herein referred to collectively as the “First Advantage Benefit Plans”), including any and all plans or policies offered to employees of the Company or the Bank, or any of their respective Subsidiaries, with respect to which the Company or the Bank or an ERISA Affiliate has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“First Advantage Voluntary Plans”). The First Advantage Parties have previously delivered or made available to Reliant true, correct, and complete copies of all plans, contracts, agreements, arrangements, and other documents required to be set forth on Schedule 4.2(r)(i) of the First Advantage Disclosure Memorandum, along with, where applicable: (A) all current investment management contracts, custodial agreements, administrative service agreements, and insurance and annuity contracts; (B) the current summary plan description and summary of material modifications and each current Summary of Benefits and Coverage; (C) the most recently filed annual reports (Form 5500 with all corresponding schedules and financial statements); (D) the most recent IRS determination, advisory, or opinion letter and each currently pending application to the IRS for a determination letter; (E) the most recent nondiscrimination testing reports, actuarial reports, and financial statements; (F) the three (3) most recent annual premium payment forms filed with the PBGC; (G) all material correspondence, notices, and filings within the last three (3) years concerning IRS, Department of Labor, PBGC, or other Governmental Entity requests for information, correction filings, audits, or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or “reportable events” within the meaning of Section 4043 of ERISA; and (H) copies of the most recently filed IRS Forms 1094 and 1095. There has been no announcement or commitment by the Company or the Bank, or any of their respective Subsidiaries, to create any additional First Advantage Benefit Plan, to amend any First Advantage Benefit Plan (except for amendments required by applicable Law which do not materially increase the cost of such First Advantage Benefit Plan), or to terminate any First Advantage Benefit Plan.

(ii)   Other than routine claims for benefits thereunder customary in nature and amount, there is no pending, or, to the Knowledge of the Company, threatened claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding (legal, administrative, or otherwise) relating to any First Advantage Benefit Plan. All of the First Advantage Benefit Plans have been established, maintained and administered in compliance, in all material respects, with all applicable requirements of ERISA, the Code and other applicable Laws, and the terms and provisions of all documents, contracts, or agreements establishing the First Advantage Benefit Plans or pursuant to which they are maintained or administered. There are no existing circumstances and no event has occurred that would reasonably be expected to adversely affect the qualified status of any First Advantage Benefit Plan that is likely to result in, or has already resulted in, the imposition of any material Taxes or material liability upon the Company or the Bank or any of their respective Subsidiaries. No audit of any First Advantage Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of the Company, threatened or was ongoing, threatened, or closed at any time during the past five years. No “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any First Advantage Benefit Plan that is likely to result in, or has already resulted in, the imposition of any material penalties or material Taxes upon the Company or the Bank or any of their respective Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(iii)   No Liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been, or is expected by the First Advantage Parties or their respective Subsidiaries to be, incurred with respect to any First Advantage Benefit Plan that is subject to Title IV of ERISA (a “First Advantage Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by the Company or the Bank or any ERISA Affiliate. No First Advantage Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date of this Agreement; the fair market value of the assets of each First Advantage Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such First Advantage Pension Plan as of the end of the most recent plan year ending prior to the date of this Agreement, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such First Advantage Pension Plan as of the date of this Agreement; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the reporting requirement has not been waived has been required to be filed for any First Advantage Pension Plan within the 12-month period ending on the date of this Agreement. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has provided or is required to provide security to any First Advantage Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither the Company nor the Bank, nor any of their respective Subsidiaries or any ERISA Affiliate, has contributed to or is or has been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(iv)   Each First Advantage Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “First Advantage Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the First Advantage Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the Company there are no facts or circumstances that would reasonably be expected to result in the revocation of any such favorable determination letter. Each First Advantage Qualified Plan, if any, that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such First Advantage Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)   Except as set forth on Schedule 4.2(r)(v) of the First Advantage Disclosure Memorandum, neither the Company nor the Bank, nor any of their respective Subsidiaries, has any obligations for post-retirement or post-employment benefits under any First Advantage Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the insured individuals.

(vi)   All contributions and payments required to be made with respect to any First Advantage Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any First Advantage Benefit Plan, have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim Company Financials to the extent required by GAAP or regulatory accounting requirements. Each First Advantage Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded First Advantage Benefit Plan pays benefits solely from the general assets of the Company or the Bank, or their applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required.

(vii)   Except as set forth on Schedule 4.2(r)(vii) of the First Advantage Disclosure Memorandum, all required reports, notices, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, Forms 1094 and 1095, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been timely filed or distributed in accordance with applicable Law with respect to each First Advantage Benefit Plan. All required Tax filings with respect to each First Advantage Benefit Plan have been made, and any Taxes due in connection with such filings have been paid.

(viii)   Except as set forth on Schedule 4.2(r)(viii) of the First Advantage Disclosure Memorandum, neither the Company nor the Bank, nor any of their respective Subsidiaries, is a party to or bound by any Contract (including without limitation any severance, change of control, salary continuation, or employment agreement) under or pursuant to which (A) any current or former director, officer, employee, independent contractor, or consultant of the Company or the Bank, or of any of their respective Subsidiaries, is or will be entitled to severance pay or change of control or other benefits, or any increase in severance pay or other benefits (whether upon termination of employment or termination of such Contract after the date hereof or otherwise), (B) the timing of any payment or vesting will be accelerated, any payment or funding (through a grantor trust or otherwise) of compensation or benefits will be triggered, the amount payable thereunder will be increased, or any withdrawal liability or any other material obligation will be triggered, or (C) there is or will be payable any “excess parachute payment” within the meaning of Section 280G of the Code, the imposition of any Tax under Section 409A of the Code, or the forgiveness of any indebtedness, in each case as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Mergers or the Bank Merger, contemplated hereby, either alone or in connection with any other event.

(ix)   Each First Advantage Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with Section 409A of the Code and has been administered in all material respects (A) in good faith compliance with Section 409A of the Code during the period beginning October 1, 2004, through December 31, 2008, and (B) in compliance with Section 409A of the Code since January 1, 2009.

(x)   Except as set forth on Schedule 4.2(r)(x), no Person is entitled to receive any additional payment (including without limitation any Tax gross-up or similar payment) from the Company or the Bank or any of their respective Subsidiaries as a result of the imposition of any excise Taxes under Section 4999 of the Code or any Taxes required or imposed by Section 409A of the Code.

(xi)   To the Knowledge of the Company, all of the First Advantage Benefit Plans are nondiscriminatory with respect to eligibility and benefits to the extent required under applicable provisions of the Code and other applicable Laws. To the extent required by applicable Law, all of the First Advantage Benefit Plans have been approved by the shareholders of the Company or the Bank, as applicable, or the shareholders of corporations the Company or the Bank has acquired.

(xii)   To the Knowledge of the Company, all First Advantage Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such First Advantage Voluntary Plans to be considered not to be established, sponsored, or maintained by the Company or the Bank or any of their respective Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(s)   Real and Personal Property.

(i)   Set forth on Schedule 4.2(s)(i) of the First Advantage Disclosure Memorandum is a true, correct, and complete list (by street address) as of the date of this Agreement of all real property owned by the Company or the Bank or any of their respective Subsidiaries, including without limitation property carried on the books of the Bank as “Other Real Estate Owned” (the “Owned Real Property”), and all real property leased by the Company or the Bank or any of their respective Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, collectively, the “First Advantage Properties”). Except for the First Advantage Properties, as of the date of this Agreement, neither the Company nor the Bank nor any of their respective Subsidiaries holds any interest (fee, leasehold, or otherwise) in any real property, other than interests held as a creditor in real property securing Bank Loans. The Company and the Bank and their respective Subsidiaries have good and marketable title to all of the Owned Real Property (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens, except for Permitted Liens. None of the Owned Real Property is leased by the Company or the Bank or any of their respective Subsidiaries. There are no material unpaid bills or claims for work performed on or at the First Advantage Properties other than bills for work that has been performed but which are not yet due and payable. Each lease pursuant to which the Company or the Bank or their respective Subsidiaries lease the Leased Real Property is valid, binding, enforceable, and in full force and effect, and neither the Company nor the Bank nor any of their respective Subsidiaries, nor, to the Knowledge of the Company, any other party to any such lease, is in breach or default under or in violation of any provision of any such lease. The First Advantage Parties have previously delivered or made available to Reliant a true, correct, and complete copy of each such lease, including all amendments thereto. Each of the First Advantage Properties is in good condition (normal wear and tear excepted), conforms with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by the First Advantage Parties to be adequate for the current business of the First Advantage Parties and their respective Subsidiaries. To the Knowledge of the Company, none of the buildings, structures, or other improvements located on any of the Owned Real Property or the Leased Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way and none of the buildings, structures, or other improvements located on any parcel adjoining any of the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property encroaches upon or over any portion of the First Advantage Properties.

(ii)   The First Advantage Parties and their respective Subsidiaries are entitled to and have exclusive possession of the Leased Real Property. The First Advantage Properties are not subject to any legally binding lease, tenancy, or license or any legally binding agreement to grant any such lease, tenancy, or license that materially interferes with the First Advantage Parties’ or their respective Subsidiaries’ use of the First Advantage Properties. There is no Person in possession or occupation of, or who has any current right to possession or occupation of, the First Advantage Properties other than the First Advantage Parties and their respective Subsidiaries. There are no easements of any kind on, in respect of, or affecting the First Advantage Properties that materially and adversely affect the rights of the First Advantage Parties and their respective Subsidiaries to use the First Advantage Properties for the conduct of their business.

(iii)   None of the First Advantage Properties, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the Company has no Knowledge that any of the First Advantage Properties, or any such building, structure, fixture, or improvement, will or may be the subject of, or affected by, any such proceeding. There are no special, general, or other assessment proceedings affecting the First Advantage Properties which, if as a result of which a special, general, or other assessment were imposed, would materially increase the cost of using and operating the First Advantage Properties as currently used and operated by the First Advantage Parties and their respective Subsidiaries.

(iv)   None of the First Advantage Properties are located in any special flood hazard area or zone on any official flood hazard map published by the United States Federal Emergency Management Agency or in any wetland area as designated by the United States Army Corps of Engineers, the United States Environmental Protection Agency, or any applicable state or local agency. The First Advantage Properties are appropriately zoned for each of the purposes for which they are being used by the First Advantage Parties and their respective Subsidiaries.

(v)   Neither the Company nor the Bank, nor any of their respective Subsidiaries, has experienced any material restriction in access to or from public roads or any material restriction in access to any utilities, including without limitation water, sewer, drainage, gas, electric, telephone, cable, and internet, used by the Company or the Bank or any of their respective Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of the Company, threatened governmental action that could prohibit or materially interfere with such access; and, to the Knowledge of the Company, no fact or condition exists which, with the passage of time or the giving of notice, or both, may result in the termination of or the material reduction or impairment of such access. All existing utilities provided at the First Advantage Properties are adequate in all material respects for the First Advantage Parties’ and their respective Subsidiaries’ existing use and operation of the First Advantage Properties.

(vi)   The Company and the Bank and their respective Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens, except for Permitted Liens. Each lease pursuant to which the Company or the Bank, or any of their respective Subsidiaries, leases personal property is valid, binding, enforceable, and in full force and effect, and neither the Company nor the Bank, nor any of their respective Subsidiaries, nor any other party to any such lease, is in default under or in breach or violation of any provision of any such lease. The personal property owned or leased by the Company and the Bank and their respective Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of the Company and the Bank and their respective Subsidiaries in the ordinary course consistent with past practice.

(t)   Environmental Matters.

(i)   Each of the First Advantage Properties is, and has been during the period of the Company’s or the Bank’s or their respective Subsidiaries’ ownership or operation thereof, in compliance with all Environmental Laws, and to the Knowledge of the Company each of the First Advantage Loan Properties is, and has been during the period of the Company’s or the Bank’s or their respective Subsidiaries’ possession of a security interest therein, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, investigation, directive, or proceeding pending or, to the Knowledge of the Company, threatened against the Company or the Bank or any of their respective Subsidiaries, (A) relating to alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a site owned, leased, or operated by the Company or the Bank or any of their respective Subsidiaries. To the Knowledge of the Company, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any First Advantage Loan Property (or the Company or the Bank or any of their respective Subsidiaries in respect of any First Advantage Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a First Advantage Loan Property. Neither the Company nor the Bank, nor any of their respective Subsidiaries, has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it is or may be in violation of or have any Liability under any Environmental Law.

(ii)   There are no underground storage tanks at or on any of the First Advantage Properties, any other property operated by the Company or the Bank or any of their respective Subsidiaries. Neither the Company nor the Bank nor any of their respective Subsidiaries, nor, to the Knowledge of the Company, any other Person, has closed or removed any underground storage tank on or from any of the First Advantage Properties, any other property operated by the Company or the Bank or any of their respective Subsidiaries. To the Knowledge of the Company, (A) there are no underground storage tanks at or on any of the First Advantage Loan Properties, (B) no underground storage tank has been closed or removed on or from any of the First Advantage Loan Properties, and (C) none of the First Advantage Loan Properties is the site of or was formerly the site of a dry cleaning facility.

(iii)   During the period of the First Advantage Parties’ and their respective Subsidiaries’ ownership, occupancy, or operation of the First Advantage Properties, there has been no contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of the Company, prior to the period of the First Advantage Parties’ and their respective Subsidiaries’ ownership, occupancy, or operation of the First Advantage Properties, there was no contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv)   The First Advantage Parties and their respective Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by the First Advantage Parties or their respective Subsidiaries, and the First Advantage Parties and their respective Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v)   With respect to that certain real property previously owned by the Bank and located at 3164 Hwy 41A S, Clarksville, Tennessee, (A) the Bank satisfies the criteria under Section 101(20)(F) of CERCLA such that it qualifies for the secured creditor exemption, (B) the Bank only held indicia of ownership of such property primarily to protect its security interest in such property, and (C) the Bank did not “participate in the management” of such property as defined in Section 101(20)(G) of CERCLA.

(vi)   There are no First Advantage Participation Facilities.

(u)   Fairness Opinion. Prior to the Parties’ execution of this Agreement, the board of directors of the Company received from Raymond James & Associates, Inc. an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion dated the same date) to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Transaction Consideration is fair from a financial point of view to the holders of Company Common Stock.

(v)   Broker Fees. Except as set forth on Schedule 4.2(v) of the First Advantage Disclosure Memorandum, neither the Company nor the Bank nor any of their respective Subsidiaries, nor any of their respective officers, directors, employees, or agents, has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of the Company or the Bank or any of their respective Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(w)   Loan Matters.

(i)   All Loans made, originated, or held by the Company or the Bank or any of their respective Subsidiaries (collectively, the “Bank Loans”) (A) were made or originated for good, valuable, and adequate consideration in the ordinary course of business and (B) were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are being and have been maintained, (1) in accordance in all material respects with the relevant notes or other credit or security documents, (2) in accordance in all material respects with the applicable underwriting and servicing standards of the Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and (3) in accordance with all applicable Laws, except, as it relates to clause (3) only, as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, none of the Bank Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending Laws, subject, however, to the Enforceability Exceptions. The notes or other evidences of indebtedness evidencing the Bank Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(ii)   Except as has not had and as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the terms of any Loan held, originated, made, administered, or serviced by the Company or the Bank or any of their respective Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor the Company’s or the Bank’s or their respective Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act of 1968, as amended; Regulation B, Regulation O, and Regulation Z of the Federal Reserve; the CRA; the Equal Credit Opportunity Act, as amended; and any applicable federal or state Laws relating to consumer protection, installment sales, or usury.

(iii)   The First Advantage Parties’ allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance in all material respects with their existing methodology for determining the adequacy of their allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv)   Except as set forth on Schedule 4.2(w)(iv) of the First Advantage Disclosure Memorandum, none of the Contracts pursuant to which the Company or the Bank or any of their respective Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any Liability on the part of the Company or the Bank or any of their respective Subsidiaries to repurchase such Loans or interests therein solely on account of a payment default by the obligors on such Loans other than in the case where there has been a material breach of a representation or warranty by the Company or the Bank.

(v)   Set forth on Schedule 4.2(w)(v) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date of this Agreement, by the Company or the Bank or any of their respective Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or the Bank or any of their respective Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws in all material respects.

(vi)   Set forth on Schedule 4.2(w)(vi) of the First Advantage Disclosure Memorandum is a true, correct, and complete listing, as of September 30, 2019, of (A) each borrower, customer, or other Person who has notified the Company or the Bank or any of their respective Subsidiaries during the past 12 months of, or has asserted against the Company or the Bank or any of their respective Subsidiaries, any “lender liability” or similar claim; (B) all Loans of the Company and the Bank and their respective Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by the Company or the Bank or any of their respective Subsidiaries as “Other Real Estate Owned” or real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of September 30, 2019.

(vii)   Each Loan held by the Company or the Bank or any of their respective Subsidiaries (A) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected, and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(viii)   There are no oral modifications or amendments related to any Loans held by the Company or the Bank or their respective Subsidiaries that are not reflected in the written records of the First Advantage Parties or their respective Subsidiaries. All Loans held by the Company or the Bank or their respective Subsidiaries are owned by the First Advantage Parties or their respective Subsidiaries free and clear of any Liens, except for Liens on Loans granted to the Federal Reserve Bank of Atlanta or to the Federal Home Loan Bank of Cincinnati to secure advances therefrom. No claims of defense as to the enforcement of any Loan held by the Company or the Bank or their respective Subsidiaries have been asserted in writing against the First Advantage Parties or their respective Subsidiaries for which there is a reasonable possibility of an adverse determination. Except as set forth on Schedule 4.2(w)(viii), none of the Loans held by the Company or the Bank or their respective Subsidiaries are presently serviced by third parties, and there is no obligation which could result in any such Loan becoming subject to any third-party servicing.

(ix)   Neither the Company nor the Bank nor any of their respective Subsidiaries is now or has been since January 1, 2017, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(x)   Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business in compliance with applicable Law and except as set forth on Schedule 4.2(x) of the First Advantage Disclosure Memorandum, no current or former officer or director of the Company or the Bank or any of their respective Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any Contract or property, real or personal, tangible or intangible, of, used in or pertaining to the business of, or owned or leased by the Company or the Bank or any of their respective Subsidiaries.

(y)   Insurance. Set forth on Schedule 4.2(y) of the First Advantage Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently held or maintained by or providing coverage for the Company or the Bank or any of their respective Subsidiaries, including without limitation bank-owned life insurance (collectively, the “First Advantage Insurance Policies”), including for each such First Advantage Insurance Policy (i) the name of the insurer, (ii) the named insured(s), (iii) the nature of the coverage, (iv) the policy limits (on a per occurrence and aggregate basis), (v) the annual premiums, and (vi) the expiration date. The Company and the Bank and their respective Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practices. All of the First Advantage Insurance Policies are in full force and effect, neither the Company nor Bank nor any of their respective Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the First Advantage Insurance Policies. All premiums due and payable with respect to the First Advantage Insurance Policies have been timely and fully paid (to the extent due and payable), and all claims thereunder have been filed in a timely fashion. To the Knowledge of the Company, there is no material claim for coverage by the Company or the Bank or any of their respective Subsidiaries pending under any of the First Advantage Insurance Policies as to which coverage has been denied or disputed. Neither the Company nor the Bank nor any of their respective Subsidiaries has received written notice of any termination of (actual or threatened), material premium increase with respect to, or material alteration of coverage under any of the First Advantage Insurance Policies.

(z)   Investment Securities; Derivatives. The First Advantage Parties and their respective Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the First Advantage Parties and their respective Subsidiaries. Such securities and commodities are valued on the books of the First Advantage Parties and their respective Subsidiaries in accordance with GAAP. The First Advantage Parties and their respective Subsidiaries employ investment, securities, commodities, risk management, and other similar policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses, and prior to the date of this Agreement, the First Advantage Parties have made available to Reliant true, correct, and complete copies of or the material terms of such policies, practices, and procedures. Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or the Bank or any of their respective Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that could materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither the Company nor the Bank nor any of their respective Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other Contract that is a derivative contract (including various combinations thereof), or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(aa)   Securities Transactions. All offers and sales of securities by the Company or the Bank or any of their respective Subsidiaries were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, and applicable state securities or “blue sky” Laws. Neither the First Advantage Parties nor their respective Subsidiaries, nor, to the Knowledge of the Company, any director, officer, or employee of the Company or the Bank or their respective Subsidiaries, any Person related to any such director, officer, or employee by blood, marriage, or adoption and residing in the same household, or any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons, has purchased or sold, or caused to be purchased or sold, any shares of Company Stock or Bank Stock (or other securities issued by the Company or the Bank or their respective Subsidiaries) in violation of any applicable provision of federal or state securities Laws.

(bb)   Transactions with Affiliates. All “covered transactions” between the Bank and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance in all material respects with such provisions of Law.

(cc)   Fiduciary Accounts. The Company and the Bank and their respective Subsidiaries have properly administered all accounts, if any, for which they serve or act as a fiduciary, including without limitation accounts for which they serve as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither the Company nor the Bank nor any of their respective Subsidiaries, nor, to the Knowledge of the Company, any of the Company’s or the Bank’s or any of their respective Subsidiaries’ directors, officers, or employees, have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(dd)   Tax Treatment of Mergers. The Company has no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(ee)   CRA, Anti-Money Laundering, OFAC, and Customer Information Security. The Bank received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. The Company does not have Knowledge of any facts or circumstances that would reasonably be expected to cause the Bank (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation, in any material respect, of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance in any material respect with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security policies or program adopted by the Bank. To the Knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would, or would reasonably be expected to, cause the Bank to undertake any remedial action. The board of directors of the Bank has adopted, and the Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and the Bank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff)   Internal Controls. The records, systems, controls, data, and information of the First Advantage Parties and their respective Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the First Advantage Parties and their respective Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had and would not reasonably be expected to have a material adverse effect on the First Advantage Parties’ or their respective Subsidiaries’ system of internal accounting controls. The Company and the Bank and their respective Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect the ability of the Company or the Bank or their respective Subsidiaries to record, process, summarize, and report financial information. Since January 1, 2017, (i) neither the First Advantage Parties nor any of their respective Subsidiaries, nor any director, officer, or employee of the First Advantage Parties or any of their respective Subsidiaries, has received any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of the First Advantage Parties or any of their respective Subsidiaries or internal accounting controls, including any complaint, allegation, assertion, or claim that the First Advantage Parties or any of their respective Subsidiaries have engaged in questionable accounting or auditing practices, and (ii) no attorney representing the First Advantage Parties or any of their respective Subsidiaries, or any other Person (other than federal or state bank regulatory agencies in the ordinary course of routine regulatory examinations and visitations), whether or not employed by the First Advantage Parties or any of their respective Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty, or violation of banking or other Laws by the First Advantage Parties or any of their respective Subsidiaries, or any of the officers, directors, or employees of the First Advantage Parties or any of their respective Subsidiaries, to the board of directors of the Company or the Bank or any of their respective Subsidiaries (or any committee thereof) or, to the Knowledge of the First Advantage Parties, to any director or executive officer of the Company or the Bank or any of their respective Subsidiaries. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in the First Advantage Parties’ internal controls over financial reporting.

(gg)   Regulatory Capital. The Company and the Bank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(hh)   State Antitakeover Laws. The Company and the Bank and their respective Subsidiaries have taken (through their respective boards of directors or otherwise) all action required to render inapplicable to this

Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby any otherwise applicable state antitakeover Laws, including without limitation any “moratorium,” “control share,” “fair price,” “takeover,” or “interested shareholder” Law (collectively, “Takeover Laws”).

(ii)   No Further Representations.

(i)   Except for the representations and warranties made by the Company in this Article IV (including the related portions of the First Advantage Disclosure Memorandum), the Company does not make any express or implied representation or warranty with respect to the Company or the Bank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the Company or the Bank or their respective Subsidiaries, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article IV (including the related portions of the First Advantage Disclosure Memorandum), the Company does not make any representation or warranty to the Reliant Parties with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the First Advantage Parties or any of their respective Subsidiaries or the respective businesses of the First Advantage Parties or their respective Subsidiaries or (ii) any oral or written information presented, delivered, or made available to Reliant or Reliant Bank in the course of their due diligence investigation of the First Advantage Parties or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

(ii)   The Company acknowledges and agrees that (A) except as expressly set forth in Article V (including the related portions of the Reliant Disclosure Memorandum), neither Reliant nor any other Person makes or has made any express or implied representation or warranty with respect to Reliant or Reliant Bank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the Reliant Parties and their respective Subsidiaries and (B) any such other representations or warranties are specifically disclaimed and the Company did not rely on any representation or warranty not contained in Article V (including the related portions of the Reliant Disclosure Memorandum) when making their decision to enter into this Agreement and will not rely on any such representation or warranty in deciding to consummate the transactions contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF RELIANT PARTIES

Section 5.1   Reliant Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, the Reliant Parties have delivered to the Company a confidential memorandum (the “Reliant Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the Reliant Parties contained in this Article V or to one or more covenants of the Reliant Parties contained in Article VI, making specific reference in such Reliant Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 5.2   Representations and Warranties. Subject to and except as disclosed in the Reliant Securities Filings (as defined below) filed prior to the date of this Agreement (but excluding any risk factor disclosures under the heading “Risk Factors,” any forward-looking statement disclosures or disclaimers, and any other disclosures that are cautionary, predictive, or forward-looking in nature), Reliant hereby represents and warrants to the Company as follows:

(a)   Organization and Qualification. Reliant is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is duly registered as a financial holding company under the BHCA. Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Reliant Bank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of Reliant, Merger Sub, and Reliant Bank has the corporate power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of Reliant and Reliant Bank is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except where the failure to be so licensed, qualified, or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on Reliant. Neither Reliant nor Reliant Bank nor any Subsidiary of either party is in violation, in any material respect, of its respective charter, bylaws or other organizational documents.

(b)   Subsidiaries and Other Interests. Each of the Subsidiaries of Reliant and/or Reliant Bank (i) is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, (ii) has all requisite corporate, limited liability company, or other power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except, with respect to clause (iii) only, where the failure to be so licensed, qualified, or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on Reliant. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of Reliant and/or Reliant Bank have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of Reliant and/or Reliant Bank are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of Reliant and/or Reliant Bank, or any other debt or equity security of any Subsidiary of Reliant and/or Reliant Bank; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of Reliant and/or Reliant Bank or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 5.2(b) of the Reliant Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither Reliant nor Reliant Bank owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c)   Capitalization.

(i)   As of the date of this Agreement, the authorized capital stock of Reliant consists of (i) 30,000,000 shares of Reliant Common Stock, of which 11,195,062 shares are issued and outstanding, and (ii) 10,000,000 shares of Reliant Preferred Stock, no shares of which are issued and outstanding. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 100 shares are issued and outstanding and owned by Reliant. As of the date of this Agreement, the authorized capital stock of Reliant Bank consists of (i) 10,000,000 shares of Reliant Bank Common Stock, of which 3,062,358 shares are issued and outstanding and owned by Reliant, and (ii) 10,000,000 shares of Reliant Bank Preferred Stock, no shares of which are issued and outstanding. As of the date of this Agreement, there are no other classes or series of authorized, issued, or outstanding capital stock of Reliant, Merger Sub, or Reliant Bank. All of the issued and outstanding shares of Reliant Stock, Merger Sub Common Stock, and Reliant Bank Stock have been duly and validly authorized and issued in compliance in all material respects with all applicable Laws and are fully paid and non-assessable with no personal liability attaching to the ownership thereof, and none of the issued and outstanding shares of Reliant Stock or Reliant Bank Stock have been issued in violation of the preemptive rights of any Person. As of the date of this Agreement, no bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Reliant or Reliant Bank may vote are issued and outstanding.

(ii)   Except as set forth on Schedule 5.2(c)(ii) of the Reliant Disclosure Memorandum, as of the date of this Agreement, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Reliant to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Reliant Stock, or securities convertible into or exercisable for shares of Reliant Stock, or that require or obligate or could require or obligate Reliant to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Reliant Bank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of

Reliant Bank Stock, or securities convertible into or exercisable for shares of Reliant Bank Stock, or that require or obligate or could require or obligate Reliant Bank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment.

(d)   Authority. Each of Reliant and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, notices, filings, and registrations referred to in Section 5.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Reliant and Merger Sub, the performance by Reliant and Merger Sub of their obligations hereunder, and the consummation by Reliant and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of Reliant and Merger Sub, respectively, and no other corporate actions or proceedings on the part of Reliant or Merger Sub are necessary to authorize the execution, delivery, or performance of this Agreement by Reliant or Merger Sub or the consummation by Reliant or Merger Sub of the transactions contemplated hereby, other than (i) the approval of the Stock Issuance Proposal by the shareholders of Reliant, (ii) the approval of this Agreement by Reliant as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law, and (iii) the approval of the Bank Merger Agreement by Reliant as the sole shareholder of Reliant Bank in accordance with the charter and bylaws of Reliant Bank and applicable Law. The board of directors of Reliant has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Reliant and its shareholders and has directed that the Stock Issuance Proposal be submitted to Reliant’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Reliant approve the Stock Issuance Proposal. The board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Merger Sub and its sole shareholder and has directed that this Agreement be submitted to Reliant, as the sole shareholder of Merger Sub, for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that Reliant, as the sole shareholder of Merger Sub, approve this Agreement. This Agreement has been duly and validly executed and delivered by each of Reliant and Merger Sub and, assuming due authorization, execution, and delivery by the Company, constitutes a valid and legally binding obligation of each of Reliant and Merger Sub enforceable against each of Reliant and Merger Sub in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(e)   No Violations. Neither the execution, delivery, or performance of this Agreement by Reliant or Merger Sub, nor the execution, delivery, or performance of the Bank Merger Agreement by Reliant Bank, nor the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement, will (i) assuming the approval of the Stock Issuance Proposal by the shareholders of Reliant, the approval of this Agreement by Reliant as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law, and the approval of the Bank Merger Agreement by Reliant as the sole shareholder of Reliant Bank in accordance with the charter and bylaws of Reliant Bank and applicable Law, violate the charter or articles of incorporation or bylaws of Reliant, Merger Sub, or Reliant Bank or (ii) assuming that the consents, approvals, waivers, notices, filings, and registrations referred to in Section 5.2(f) have been obtained and made and all applicable waiting periods have expired, (A) violate any Law to which Reliant or Reliant Bank or any of their respective Subsidiaries (or the properties or assets of Reliant or Reliant Bank or any of their respective Subsidiaries) are subject or by which Reliant or Reliant Bank or any of their respective Subsidiaries (or the properties or assets of Reliant or Reliant Bank or any of their respective Subsidiaries) are bound or (B) constitute a breach or violation of or a default under (or an event which, with notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Reliant or Reliant Bank or any of their respective Subsidiaries under, any of the terms, conditions, or provisions of any Contract to which Reliant or Reliant Bank, or any of their respective Subsidiaries, is a party or to or by which any of the properties or assets of Reliant or Reliant Bank, or any of their respective Subsidiaries, may be subject or bound, except, in the case of clause (B) above only, for breaches, violations, defaults, terminations, accelerations, or Liens that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant.

(f)   Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity are required to be obtained, given, or made by Reliant, Merger Sub, or Reliant Bank in connection with the execution, delivery, or performance of this Agreement by Reliant and

Merger Sub, or the execution, delivery, or performance of the Bank Merger Agreement by Reliant Bank, or the consummation by Reliant, Merger Sub, and Reliant Bank of the transactions contemplated hereby and thereby, including without limitation the Mergers and the Bank Merger, except (i) the Regulatory Approvals; (ii) the filing of the Articles of Merger and the Second Step Articles of Merger with the Tennessee Secretary of State, and the filing of the Bank Merger Certificates; (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form and the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included as a prospectus), and declaration of effectiveness of the Registration Statement by the SEC; (iv) such other filings, notices, registrations, consents, declarations, and approvals as are required to be made, given, or obtained under or pursuant to applicable federal or state securities Laws or the rules of Nasdaq, including without limitation those required to be made, given, or obtained in connection with the issuance by Reliant of shares of Reliant Common Stock as Merger Consideration pursuant to this Agreement; (v) the approval of the listing on Nasdaq of the shares of Reliant Common Stock to be issued as Merger Consideration; (vi) the approval of the Stock Issuance Proposal by the shareholders of Reliant, the approval of this Agreement by Reliant as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law, and the approval of the Bank Merger Agreement by Reliant as the sole shareholder of Reliant Bank in accordance with the charter and bylaws of Reliant Bank and applicable Law; and (vii) as set forth on Schedule 5.2(f) of the Reliant Disclosure Memorandum. As of the date of this Agreement, Reliant does not have Knowledge of any reason why any of the consents, approvals, or waivers referred to in this Section 5.2(f) will not be obtained or received in a timely manner without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)   Reports. Reliant and Reliant Bank, and each of their respective Subsidiaries, have timely filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2017, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish the same or pay such fees and assessments would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)   Securities Filings. Reliant has filed with the SEC all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that Reliant has been required to file under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since January 1, 2017 (collectively, the “Reliant Securities Filings”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), none of the Reliant Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such filing), the Reliant Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to such Reliant Securities Filings.

(i)   Financial Statements. The consolidated financial statements of Reliant and its Subsidiaries included in the Reliant Securities Filings (including the related notes, where applicable) (the “Reliant Financial Statements”) fairly present in all material respects the financial position, results of operations, and cash flows of Reliant and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount which will not be material individually or in the aggregate). Each of the Reliant Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such Reliant Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Reliant and its Subsidiaries have since January 1, 2017, been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2017, no independent public accounting firm of Reliant has resigned

(or informed Reliant that it intends to resign) or been dismissed as independent public accountants of Reliant as a result of or in connection with any disagreements with Reliant on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(j)   Undisclosed Liabilities. As of the date of this Agreement, neither Reliant nor any of its Subsidiaries has, or has incurred, any Liability other than (i) Liabilities reflected on or reserved against in the consolidated balance sheet of Reliant and its Subsidiaries as of June 30, 2019, included in Reliant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (the “Second Quarter 10-Q”), (ii) off-balance sheet Liabilities disclosed in the Second Quarter 10-Q, (iii) Liabilities incurred since June 30, 2019, in the ordinary course of business consistent with past practice that, either individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Reliant, (iv) Liabilities associated with or incurred in connection with Reliant’s previously announced acquisition of Tennessee Community Bank Holdings, Inc. (“TCBH”) and Community Bank & Trust (“CBT”) and their respective Subsidiaries, including those arising under that certain Agreement and Plan of Merger, dated September 16, 2019, by and among Reliant, TCBH, and CBT (the “TCBH Agreement”), and (v) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

(k)   Absence of Certain Changes or Events. Since December 31, 2018, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or would reasonably be expected to have a Material Adverse Effect on Reliant.

(l)   Litigation. There are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of Reliant, threatened against or affecting Reliant or Reliant Bank or any of their respective Subsidiaries, any current or former director, officer, or employee of Reliant or Reliant Bank or any of their respective Subsidiaries in his or her capacity as such, any Reliant Benefit Plan (as defined below), or any property, asset, right, or interest of Reliant or Reliant Bank or any of their respective Subsidiaries, which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Reliant, and, to the Knowledge of Reliant, there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither Reliant nor Reliant Bank nor any of their respective Subsidiaries, nor any of the properties or assets of Reliant or Reliant Bank or any of their respective Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than such as are applicable to banks or bank holding companies generally) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Reliant.

(m)   Regulatory Actions. Since January 1, 2017, neither Reliant nor Reliant Bank, nor any of their respective Subsidiaries, has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of Reliant, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of Reliant or Reliant Bank or any of their respective Subsidiaries. Since January 1, 2017, there have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of Reliant or Reliant Bank or any of their respective Subsidiaries.

(n)   Compliance with Laws; Deposit Insurance.

(i)   Reliant and Reliant Bank and their respective Subsidiaries have at all times since January 1, 2017, complied with, and are currently in compliance with, in each case in all material respects, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the CRA; the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans, except where noncompliance with such applicable Laws would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant. Except in each case as has not had and would not reasonably be expected to have a Material Adverse Effect on Reliant, Reliant and Reliant Bank and their respective Subsidiaries have, and have at all times had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as heretofore or presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of Reliant, no termination, suspension or cancellation of any of them is threatened.

(ii)   The deposits of Reliant Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by Law, and Reliant Bank has timely paid all premiums and assessments and filed all reports required by the FDIA. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Reliant, threatened.

(o)   Taxes.

(i)   The Reliant Parties and their respective Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (all such required Tax Returns, collectively, the “Reliant Returns”). All of the Reliant Returns were, as of their respective dates of filing, true, correct, and complete in all material respects, and all Taxes due and payable by the Reliant Parties and their respective Subsidiaries with respect to the periods covered by such Reliant Returns have been paid (whether or not shown on any Reliant Returns). No claim has ever been made against the Reliant Parties or any of their respective Subsidiaries by a taxing authority in a jurisdiction where Reliant or Reliant Bank or their respective Subsidiaries do not file Tax Returns that Reliant or Reliant Bank or any of their respective Subsidiaries are or may be subject to taxation in that jurisdiction.

(ii)   All estimated Taxes required to be paid by or with respect to, or in respect of the operations of, the Reliant Parties or any of their respective Subsidiaries have been paid to the proper taxing authorities, except to the extent failure to make any such payment, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Reliant. All Taxes that the Reliant Parties or any of their respective Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the Reliant Parties and their respective Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the Reliant Parties and their respective Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws, except for failures to withhold, collect, pay, or file and such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Reliant.

(iii)   Reliant has not received written notice from any Governmental Entity that any audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending and, to the Knowledge of Reliant, no such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding has been threatened against or with respect to the Reliant Parties or any of their respective Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of Reliant there are no facts or circumstances that would reasonably be expected to give rise to any such deficiency assessment or refund litigation. There are no unsatisfied Liabilities for Taxes with respect to any notice of deficiency or similar document received by the Reliant Parties or any of their respective Subsidiaries with respect to any Taxes. No deficiencies have been asserted against the Reliant Parties or any of their respective Subsidiaries as a result of an examination by a taxing authority and no issue has been raised by any examination conducted by any taxing authority in the past three years that, by application of the same principles, might result, individually or in the aggregate, in a proposed material deficiency of Reliant or any of its Subsidiaries for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of the Reliant Parties or any of their respective Subsidiaries, other than statutory Liens for current Taxes not yet due and payable for which adequate reserves have been established.

(iv)   The Reliant Parties are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and none of the Reliant Parties have at any time engaged in any transaction that would be defined as a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), or any transaction that would have been a “reportable transaction” if current Law was in effect at the time the transaction was entered into. No IRS Form 8886 has been filed with respect to the Reliant Parties. No Reliant Party has entered into any Tax shelter or listed transaction with no valid business purpose other than the avoidance or reduction of a Tax Liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a Governmental Entity in a jurisdiction outside the United States. The Reliant Parties have disclosed on all Reliant Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(p)   Labor and Employment Matters. Reliant and Reliant Bank and their respective Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. There is no pending or, to the Knowledge of Reliant, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of Reliant or Reliant Bank or any of their respective Subsidiaries (including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, or terms and conditions of employment, but excluding workers’ compensation matters) as to which there is a reasonable probability of an adverse determination and which if adversely determined would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Reliant.

(q)   Benefit Plans.

(i)   As used in this Section 5.2(q), the term “Reliant Benefit Plan” means any pension, retirement, survivor income, salary continuation, stock option, restricted stock, restricted stock unit, stock purchase, stock ownership, savings, stock appreciation right, capital appreciation, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, or other benefit plans, contracts, agreements, or arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, any incentive or welfare policies, contracts, plans, or arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained, sponsored, or contributed to (or required to be contributed to) by Reliant or Reliant Bank or an ERISA Affiliate for the benefit of or with respect to any present or former directors, officers, employees, independent contractors, or consultants of Reliant or Reliant Bank or any of their respective Subsidiaries, or any spouse or dependent of any such Person, or to or under which Reliant or Reliant Bank or an ERISA Affiliate has or may have any Liability.

(ii)   As of the date of this Agreement, other than routine claims for benefits, there is no pending or, to the Knowledge of Reliant, threatened claim, litigation, action, suit, audit, arbitration, mediation, or other proceeding (legal, administrative, or otherwise) relating to any Reliant Benefit Plan. All of the Reliant Benefit Plans have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all contracts or agreements establishing the Reliant Benefit Plans or pursuant to which they are maintained or administered. As of the date of this Agreement, no audit of any Reliant Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of Reliant, threatened.

(iii)   Each Reliant Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the Reliant Parties are entitled to rely under applicable IRS guidance), and, to the Knowledge of Reliant, there are no facts or circumstances that would reasonably be expected to result in the revocation of any such favorable determination letter.

(iv)   No Liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been, or is expected by the Reliant or Reliant Bank or their respective Subsidiaries to be, incurred with respect to any Reliant Benefit Plan that is subject to Title IV of ERISA, or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by the Reliant or Reliant Bank or any ERISA Affiliate. No Reliant Benefit Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date of this Agreement; the fair market value of the assets of each Reliant Benefit Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Reliant Benefit Plan as of the end of the most recent plan year ending prior to the date of this Agreement, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Reliant Benefit Plan as of the date of this Agreement; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the reporting requirement has not been waived has been required to be filed for any Reliant Benefit Plan within the 12-month period ending on the date of this Agreement. Neither Reliant, Reliant Bank, nor any of their respective Subsidiaries, has provided or is required to provide security to any Reliant Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Reliant, Reliant Bank, nor any of their respective Subsidiaries or any ERISA Affiliate, has contributed to or is or has been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(r)   Information Technology Systems. The Reliant Parties and their Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures designed to protect, safeguard, and maintain the confidentiality, integrity, and security of (i) their information technology systems and software owned or purported to be owned by them and (ii) all information, data, and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable Laws (the “Reliant Data”)), against any unauthorized or improper use, access, transmittal, interruption, modification, or corruption. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant, the Reliant Parties and their Subsidiaries are in compliance with applicable federal and state confidentiality and data security Laws, including without limitation Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Reliant Parties pursuant to 12 C.F.R. Part 364, and all applicable card association rules and the payment card industry data security standards. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant, there currently are not any, and since January 1, 2017, there have not been any, pending or, to the Knowledge of the Reliant Parties, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (A) any of the Reliant Parties’ or their Subsidiaries’ information technology systems or (B) Reliant Data (or any unlawful acquisition, use, loss, destruction, compromise, or disclosure thereof).

(s)   Fairness Opinion. Prior to the Parties’ execution of this Agreement, the board of directors of Reliant received from Piper Jaffray & Co. an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion dated the same date) to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be issued and paid by Reliant in the Merger is fair from a financial point of view to Reliant.

(t)   Broker Fees. Except as set forth on Schedule 5.2(t) of the Reliant Disclosure Memorandum, neither Reliant nor Reliant Bank nor any of their respective Subsidiaries, nor any of their respective officers, directors, employees, or agents, has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of Reliant or Reliant Bank, in connection with this Agreement or the transactions contemplated hereby.

(u)   Loan Matters.

(i)   All Loans made, originated, or held by Reliant, Reliant Bank or any of their respective Subsidiaries (collectively, the “Reliant Loans”) (A) were made or originated for good, valuable, and adequate consideration in the ordinary course of business; (B) were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are being and have been maintained, (1) in accordance in all material respects with the relevant notes or other credit or security documents, (2) in accordance in all material respects with the applicable underwriting and servicing standards of Reliant Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and (3) in accordance with all applicable Laws, except, as it relates to clause (3) only, as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant, the notes or other evidences of indebtedness evidencing the Reliant Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(ii)   Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Reliant, neither the terms of any Loan held, originated, made, administered, or serviced by Reliant or Reliant Bank or any of their respective Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor Reliant’s or Reliant Bank’s or their respective Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act of 1968, as amended; Regulation B, Regulation O, and Regulation Z of the Federal Reserve; the CRA; the Equal Credit Opportunity Act, as amended; and any applicable federal or state Laws relating to consumer protection, installment sales, or usury.

(iii)   Reliant Bank’s allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance in all material respects with Reliant’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv)   Except as set forth on Schedule 5.2(u)(iv) of the Reliant Disclosure Memorandum, none of the Contracts pursuant to which Reliant Bank or any of its Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any Liability on the part of Reliant Bank or any of its Subsidiaries to repurchase such Loans or interests therein solely on account of a payment default by the obligors on such Loans other than in the case where there has been a material breach of a representation or warranty by Reliant Bank.

(v)   Set forth on Schedule 5.2(u)(v) of the Reliant Disclosure Memorandum is a true, correct, and complete listing, as of September 30, 2019, by account of (A) all Loans of Reliant Bank (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, or (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms; and (B) all assets classified by Reliant Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of September 30, 2019.

(vi)   Each Loan held by Reliant, Reliant Bank or any of their respective Subsidiaries (A) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(vii)   The Reliant Parties are not, and have not been since January 1, 2017, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(v)   Insurance. The Reliant Parties and their respective Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Reliant reasonably has determined to be prudent and consistent with industry practices. The policies of insurance currently held or maintained by or providing coverage for the Reliant Parties or any of their respective Subsidiaries (the “Reliant Insurance Policies”) are in full force and effect, neither the Reliant Parties nor any of their respective Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration thereunder. All premiums due and payable in respect of the Reliant Insurance Policies have been timely and fully paid (to the extent due and payable). To the Knowledge of Reliant, there is no material claim for coverage by the Reliant Parties or any of their respective Subsidiaries pending under any of the Reliant Insurance Policies as to which coverage has been denied or disputed, and the Reliant Parties have not received written notice of any threatened termination of or material alteration of coverage under any of the Reliant Insurance Policies.

(w)   Investment Securities. Reliant and Reliant Bank and their respective Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Reliant or Reliant Bank or their respective Subsidiaries. Such securities and commodities are valued on the books of Reliant and its Subsidiaries in accordance with GAAP. Reliant and Reliant Bank and their respective Subsidiaries employ investment, securities, commodities, risk management, and other similar policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses.

(x)   Tax Treatment of Mergers. Reliant has no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(y)   CRA, Anti-Money Laundering, OFAC, and Customer Information Security. Reliant Bank received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. Reliant does not have Knowledge of any facts or circumstances that would reasonably be expected to cause Reliant Bank (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation, in any material respect, of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance in any material respect with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Reliant Bank. To the Knowledge of Reliant, no non-public Reliant Bank customer information has been disclosed to or accessed by an unauthorized third party in a manner which would, or would reasonably be expected to, cause Reliant Bank to undertake any significant remedial action. The board of directors of Reliant Bank has adopted, and Reliant Bank has implemented, an anti-money laundering program that contains customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Reliant Bank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(z)   Internal Controls. Reliant (i) has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and (ii) has disclosed, based on its most recent evaluation, to Reliant’s outside auditors and the audit committee of Reliant’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Reliant’s ability to record, process, summarize, and report financial data, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Reliant’s internal control over financial reporting.

(aa)   Regulatory Capital. Reliant and Reliant Bank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(bb)   No Further Representations.

(i)   Except for the representations and warranties made by the Reliant Parties in this Article V (including the related portions of the Reliant Disclosure Memorandum), the Reliant Parties do not make any express or implied representation or warranty with respect to Reliant, Merger Sub, or Reliant Bank, or their respective Subsidiaries, or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of Reliant, Merger Sub, or Reliant Bank, or their respective Subsidiaries, and the Reliant Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Reliant Parties in this Article V (including the related portions of the Reliant Disclosure Memorandum), the Reliant Parties do not make any representation or warranty to the Company with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to Reliant, Merger Sub, or Reliant Bank, or any of their respective Subsidiaries, or the respective businesses of Reliant, Merger Sub, or Reliant Bank, or their respective Subsidiaries, or (ii) any oral or written information presented, delivered, or made available to the First Advantage Parties in the course of their due diligence investigation of Reliant and Reliant Bank and their respective Subsidiaries or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

(ii)   Reliant acknowledges and agrees that (A) except as expressly set forth in Article IV (including the related portions of the First Advantage Disclosure Memorandum), neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the First Advantage Parties or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the First Advantage Parties and their respective Subsidiaries and (B) any such other representations or warranties are specifically disclaimed and Reliant did not rely on any representation or warranty not contained in Article IV (including the related portions of the First Advantage Disclosure Memorandum) when making its decision to enter into this Agreement and will not rely on any such representation or warranty in deciding to consummate the transactions contemplated by this Agreement.

ARTICLE VI
CONDUCT PENDING THE MERGER

Section 6.1   Company Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of Reliant, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, the Company shall not, and will cause each of its Subsidiaries not to:

(a)   Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees; or take any action that would reasonably be expected to adversely affect or delay, in any material respect, its ability to perform its obligations under this Agreement or the consummation of the transactions contemplated hereby;

(b)   Incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more twelve months; prepay any indebtedness or other similar arrangements so as to cause the Company or any of its Subsidiaries to incur any prepayment penalty thereunder; or purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of twelve months or less;

(c)   Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) regular quarterly cash dividends on Company Common Stock no greater than $0.15 per share with record and payment dates consistent with past practice and (ii) the declaration and payment by the Bank of dividends to the Company; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise, vesting, or settlement of Company Equity Awards outstanding as of the date of this Agreement; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

(d)   Except as set forth on Schedule 6.1(d) of the First Advantage Disclosure Memorandum, other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “Other Real Estate Owned”) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e)   Acquire or make any equity investment in, whether by purchase of stock or other securities, contributions to capital, property transfers, purchase of any property or assets, or otherwise, any other Person, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f)   Except as set forth on Schedule 6.1(f) of the First Advantage Disclosure Memorandum, enter into, renew, fail to renew, materially amend or modify, cancel, or terminate any new or existing First Advantage Material Contract;

(g)   Make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, except (i) in conformity with existing lending policies and practices and where the principal amount of the subject Loan does not exceed $3,000,000 or (ii) Loans as to which the Company and its Subsidiaries have binding commitments to make such Loans (including without limitation lines of credit and letters of credit) as of the date of this Agreement and which are disclosed on Schedule 6.1(g) of the First Advantage Disclosure Memorandum; provided, however, that neither the Company nor any of its Subsidiaries shall make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, to any Person if, when aggregated with all other outstanding Loans and commitments for Loans to such Person and such Person’s family members and Affiliates, the aggregate principal amount of all such Loans and commitments would exceed $5,000,000;

(h)   Extend credit to, directly or indirectly, any Person who has a Loan with the Company or any of its Subsidiaries that is classified by the Company or any of its Subsidiaries or the FDIC or TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (a “First Advantage Classified Borrower”), except in conformity with existing lending practices and regulatory requirements and where all outstanding Loans and commitments for Loans to such First Advantage Classified Borrower and such First Advantage Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(i)   Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a First Advantage Classified Borrower, except in conformity with existing lending policies and practices and regulatory requirements and where all outstanding Loans and commitments for Loans to such First Advantage Classified Borrower and such First Advantage Classified Borrower’s family members and Affiliates do not and would not exceed $500,000 in the aggregate;

(j)   Except in compliance with Regulation O, make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of the Company or any of its Subsidiaries, or any entity controlled, directly or indirectly, by any such Person;

(k)   Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to the Company or any of its Subsidiaries in the ordinary course of business, or, other than the settlement of foreclosure actions and debt workouts in the ordinary course of business, enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $50,000, individually, or $100,000, in the aggregate (net of any insurance proceeds or indemnity, contribution, or similar payments actually received by the Company or its Subsidiaries in connection therewith), or (ii) would impose any material restriction on its business or operations or the business or operations of any of its Subsidiaries;

(l)   Increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on an aggregate basis and normal bonuses consistent with past practice), or pay any bonus, pension, severance, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; become a party to, establish, adopt, materially amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, change in control, consulting, or other Contact, with or for the benefit of any director, officer, or employee, except as required by applicable Law; amend, modify, or revise the terms of any outstanding stock option or restricted stock or restricted stock unit award or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, restricted stock units, or other equity-based compensation; except as set forth on Schedule 6.1(l) of the First Advantage Disclosure Memorandum, elect or appoint to any office with the title of executive vice-president or higher any Person who does not hold such office as of the date of this Agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $100,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice-president or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m)   Amend its charter, bylaws, or other governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any indication of interest, letter of intent, or agreement in principle with respect thereto;

(n)   Increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;

(o)   Purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of 24 months or less;

(p)   Make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than in the ordinary course of business consistent with past practice or pursuant to binding commitments existing on the date hereof which are disclosed on Schedule 6.1(p) of the First Advantage Disclosure Memorandum;

(q)   Establish or commit to or file any application or notice for the establishment of any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;

(r)   Except for interest rate caps and interest rate floors for individual Loans entered into in the ordinary course of business consistent with past practice and rate locks on secondary market mortgage loans, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s)   Make any material changes in policies or procedures in existence on the date of this Agreement with regard to underwriting, pricing, originating, classifying, acquiring or selling extensions of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t)   Make or change any election in respect of Taxes, settle or compromise any Tax Liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(u)   Take any action that is intended or could reasonably be expected to result in (i) any of the representations or warranties of the Company set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(v)   Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines, or policies imposed by any Governmental Entity;

(w)   Enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

(x)   Make any written communications to the officers or employees of the Company or any of its Subsidiaries, or any oral communications made or presented to a significant portion of the officers or employees of the Company or any of its Subsidiaries, in each case that are materially different than or include material information not contained in prior communications, which pertain to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, without first providing Reliant a copy or written description of the intended communication and providing Reliant with a reasonable period of time to review and comment on the communication;

(y)   Except as set forth on Schedule 6.1(y) of the First Advantage Disclosure Memorandum, and except for non-structural repairs and maintenance, engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by applicable Law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date hereof, ordinary wear and tear excepted;

(z)   Subject any of its properties or assets to any Lien (other than Liens existing as of the date of this Agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from a Federal Home Loan Bank and transactions in federal funds);

(aa)   Take any action or fail to take any action, which action or failure to act would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(bb)   Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.2   Reliant Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of the Company, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, Reliant shall not, and will cause each of its Subsidiaries not to:

(a)   Fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and advantageous customer and other business relationships;

(b)   Amend its charter or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, as prospective holders of Reliant Common Stock, relative to other holders of Reliant Common Stock;

(c)   Enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all Regulatory Approvals;

(d)   Adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Reliant;

(e)   Take any action that is intended or would reasonably be expected to result in (i) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (ii) a breach or violation of any provision of this Agreement;

(f)   Take any action or fail to take any action, which action or failure to act would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g)   Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.3   Absence of Control. It is the mutual intent of the Parties that (a) Reliant shall not by reason of this Agreement be deemed to control, directly or indirectly, the Company or any its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company or any of its Subsidiaries and (b) the Company shall not by reason of this Agreement be deemed to control, directly or indirectly, Reliant or any of its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management or policies of Reliant or any of its Subsidiaries.

ARTICLE VII
COVENANTS

Section 7.1   Acquisition Proposals.

(a)   The Company shall, and shall direct and cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Company or any of its Subsidiaries) to, immediately cease and cause to be terminated any activities, discussions, or negotiations with any Person other than Reliant and Reliant Bank with respect to the possibility, consideration, or consummation of any Acquisition Proposal, and will use its reasonable best efforts to enforce, and will direct and cause its Subsidiaries to use their reasonable best efforts to enforce, any confidentiality, nondisclosure, or similar agreement relating to any Acquisition Proposal, including by requesting any other party or parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of the First Advantage Parties or any of their respective Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction.

(b)   From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall direct and use its best efforts to cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Company or any of its Subsidiaries) not to, directly or indirectly through another Person, (i) solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or take any other action to knowingly facilitate or that could reasonably be expected to result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) provide any non-public information or data regarding the Company or any of its Subsidiaries to any Person other than Reliant and Reliant Bank relating to or in connection with any Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) continue or participate in any discussions or negotiations, or otherwise communicate in any way with any Person other than Reliant and Reliant Bank, regarding any Acquisition Proposal; (iv) approve, endorse, or recommend, or execute, enter into, or consummate, any indication of interest, letter of intent, or other Contract relating to any Acquisition Proposal or requiring the Company to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement, or propose to do any of the foregoing; or (v) subject to the Company’s rights under Section 7.7, make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date the shareholders of Company approve this Agreement, if the Company’s board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the Company’s board of directors determines in good faith constitutes or is reasonably likely to result in a Superior Proposal, and subject to providing 48 hours prior written notice of their decision to take such action to Reliant and identifying the Person making the Superior Proposal and all of the material terms and conditions of such Superior Proposal and compliance with Section 7.1(c), (A) furnish information with respect to the First Advantage Parties to any Person making such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement (which confidentiality agreement shall not provide such Person the exclusive right to negotiate with the First Advantage Parties) and (B) participate in discussions or negotiations with such Person regarding such Superior Proposal.

(c)   In addition to the obligations of the Company set forth above, the Company shall promptly (orally within not more than 24 hours and in writing within two (2) calendar days) advise Reliant of its or any of its Subsidiaries’ receipt of any Acquisition Proposal, or any request for information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, and shall keep Reliant informed, on a prompt basis, of any material changes in the status thereof, including the material terms and conditions thereof and any changes thereto, and shall provide to Reliant any written materials received by the Company or any of its Subsidiaries in connection therewith. Additionally, the Company shall contemporaneously provide or make available to Reliant all materials provided or made available to any third party pursuant to this Section 7.1 which have not been previously provided or made available to Reliant.

(d)   For the avoidance of doubt, the Company expressly agrees that any breach or violation of any provision of this Section 7.1 by any of its Subsidiaries or by any of its or its Subsidiaries’ Affiliates, directors, officers, employees, agents, or representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) shall be deemed a breach or violation of this Section 7.1 by the Company for which the Company shall be responsible.

(e)   Nothing contained in this Section 7.1 shall prevent the Company or its board of directors, as applicable, from (i) taking the actions permitted by Section 7.7(b) of this Agreement or (ii) informing any Person who submits an unsolicited Acquisition Proposal of the Company’s obligations pursuant to this Section 7.1.

Section 7.2   Notice of Certain Matters. Prior to the Effective Time, each Party shall promptly notify the other Parties of any fact, event, occurrence, circumstance, or condition known to it that (a) constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the representations, warranties, covenants, or agreements of such Party set forth in this Agreement, provided, however, that no such notification shall (i) affect the representations, warranties, covenants, or agreements of the Parties, or the conditions to the obligations of the Parties, contained in this Agreement or (ii) be deemed to amend or supplement the Disclosure Memoranda; (b) has had, or would reasonably be expected to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such Party, a Material Adverse Effect on such Party; or (c) would, or would reasonably be expected to, prohibit or materially impede or materially delay the consummation of the transactions contemplated by this Agreement. Further, each Party shall promptly give written notice to the other Parties of any notice or other communication from any third party alleging that the consent or approval of such third party is or may be required in connection with any of the transactions contemplated by this Agreement. Additionally, upon receiving notice that any officer of the Company or any of its Subsidiaries with a title of executive vice-president or higher intends to terminate his or her employment with the Company or any of its Subsidiaries, the Company promptly shall give Reliant notice of the same. The failure of a Party to comply with this Section 7.2 shall not in and of itself constitute the failure of any condition set forth in Section 8.2 or Section 8.3 to be satisfied unless the underlying fact, event, occurrence, circumstance, or condition would independently result in the failure of a condition set forth in Section 8.2 or Section 8.3 to be satisfied.

Section 7.3   Access and Information.

(a)   Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of Reliant verifying the representations and warranties of the Company and compliance by the Company with its covenants and agreements set forth herein, and preparing for the Mergers and the other matters contemplated by this Agreement (including without limitation for purposes of integration planning), the Company shall, and will cause its Subsidiaries to, afford to Reliant and Reliant Bank and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by Reliant or Reliant Bank) reasonable access during normal business hours to the books, records, Contracts, properties, assets, personnel, and information technology systems of the First Advantage Parties and their respective Subsidiaries, as well as such other information relating to the First Advantage Parties or their respective Subsidiaries as Reliant or Reliant Bank may reasonably request. Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of the Company verifying the representations and warranties of Reliant and compliance by Reliant with its covenants and agreements set forth herein, Reliant shall, and will cause its Subsidiaries to, afford to the First Advantage Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the First Advantage Parties) reasonable access during normal business hours to such information relating to Reliant and Reliant Bank or their respective Subsidiaries as the First Advantage Parties may reasonably request.

(b)   From the date of this Agreement until the Effective Time, each of the First Advantage Parties shall reasonably promptly furnish to Reliant (i) a copy of any report, application, notice, schedule, or other document or instrument filed with or received from any Governmental Entity (other than any such materials which the First Advantage Parties are not permitted to disclose under applicable Law) and (ii) such other information regarding their and their respective Subsidiaries’ businesses, properties, assets, or personnel as Reliant may reasonably request. Additionally, prior to the Effective Time, the Company shall deliver to Reliant (y) as soon as reasonably practicable, but in no event more than 45 days, after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31) its unaudited consolidated balance sheet and the related unaudited consolidated statement of income as of the end of and for such quarter prepared in a manner consistent with the Interim Company Financials and (z) as soon as reasonably practicable, but in no event more than 60 days, after the end of each fiscal year ending after the date of this Agreement, its audited consolidated balance sheet and the related audited consolidated statements of operations, comprehensive earnings, changes in stockholders’ equity, and cash flows as of the end of and for such year (together with the notes thereto and accompanied by the audit reports of the Company’s independent accountant(s)) prepared in all material respects in accordance with GAAP.

(c)   Any investigation by a Party or its representatives pursuant to this Section 7.3 shall be conducted in a manner that does not unreasonably interfere with the business operations of the Person being investigated. No investigation by the Parties or their representatives pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants, or agreements of the Parties set forth in this Agreement. Neither Reliant nor the Company nor their respective Subsidiaries shall be required to provide access to or to disclose information pursuant to this Section 7.3 where such access or disclosure would violate or prejudice the rights of customers of Reliant, Reliant Bank, or the First Advantage Parties, as the case may be, jeopardize the attorney-client privilege of the party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense, or similar agreement between the Parties), or contravene any Law, fiduciary duty, or binding Contract entered into prior to the date of this Agreement. The Parties agree to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the immediately preceding sentence apply.

(d)   The Company Confidentiality Agreement and Reliant Confidentiality Agreement, to the extent the same are not inconsistent with the terms of this Agreement, will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with their respective terms, and each of the Company, on the one hand, and Reliant, on the other hand, shall hold all information furnished by or on behalf of the other Party or any of such other Party’s respective Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Company Confidentiality Agreement and Reliant Confidentiality Agreement, respectively.

Section 7.4   Regulatory Filings; Consents and Approvals.

(a)   The Parties shall cooperate with each other and use commercially reasonable efforts to prepare all documentation, to make all filings, to give all notices, and to obtain all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Mergers, the Bank Merger, and the other transactions contemplated by this Agreement. Reliant shall use its commercially reasonable efforts to make any initial application, notice, and waiver filings required by the Federal Reserve or the TDFI in connection with the Mergers within 45 days after the date of this Agreement. Each Party shall have the right to review in advance, and to the extent practicable each Party shall consult with the other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written applications, notices, and waiver requests, and any other written information, submitted to any Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, provided that Reliant and Reliant Bank shall not be required to provide or make available to the Company the confidential portions of any filing made with a Governmental Entity or other third party. In exercising the foregoing rights, each Party agrees to act reasonably and as promptly as practicable. Each Party agrees that it will consult with the other Parties with respect to the obtainment of all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Mergers, the Bank Merger, and the other transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions.

(b)   Each Party agrees to, upon request, furnish the other Parties with all information concerning itself, its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as well as such other matters, as may be necessary, advisable, or appropriate in connection with any filing, notice, or application made or given by or on behalf of such other Parties or any of their respective Subsidiaries with or to any Governmental Entity or other third party.

Section 7.5   Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its commercially reasonable efforts to promptly take, or cause to be promptly taken, all actions, and to promptly do, or cause to be promptly done, all things, necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably possible, including using its commercially reasonable efforts to obtain all necessary actions or non-actions, extensions, waivers, consents, and approvals from Governmental Entities, effecting all necessary registrations, applications, and filings (including without limitation filings under any applicable federal or state securities Laws), and obtaining any required contractual consents and regulatory approvals.

Section 7.6   Publicity. Each Party shall consult with the other Parties before issuing any press release or making any public statements or disclosures (including without limitation written communications to shareholders) with respect to this Agreement or the transactions, including the Mergers and the Bank Merger, contemplated hereby, and no Party shall issue any such press release or make any such public statements or disclosures without the prior consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that nothing contained in this Section 7.6 shall prohibit a Party from making any disclosure that legal counsel to such Party determines is necessary in order to satisfy such Party’s disclosure obligations under applicable Law.

Section 7.7   Company Shareholders Meeting.

(a)   The Company and its board of directors shall take, in accordance with applicable Law and the Company’s charter and bylaws, all actions necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of the Company’s shareholders (including any and all adjournments or postponements thereof, the “Company Meeting”) for the purpose of the Company’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by the Company’s shareholders in order to consummate the transactions contemplated by this Agreement, as well as, if mutually agreed upon by the Parties, any other matters of the type customarily brought before a meeting of shareholders to approve an agreement such as this Agreement. The Company shall ensure that any applicable pass-through voting requirements under the First Advantage Bank Employee Stock Ownership Plan and Trust are satisfied in connection with such Company Meeting. Except with the prior approval of Reliant (which will not be unreasonably withheld), no other matters shall be submitted for consideration by or the approval of the Company’s shareholders at the Company Meeting. Subject to Section 7.7(b), (i) the Company and its board of directors shall at all times prior to and during the Company Meeting recommend to the Company’s shareholders the approval of this Agreement and the transactions contemplated hereby and shall take all reasonable and lawful action to solicit and obtain such approval and (ii) neither the Company nor its board of directors shall withdraw, modify, or qualify in any manner adverse to Reliant its recommendation that the Company’s shareholders approve this Agreement and the transactions contemplated hereby, or take any other action or make any other public statement inconsistent with such recommendation (any of the prohibited actions prohibited by this clause (ii) being referred to as a “Company Change of Recommendation”). Notwithstanding any Company Change of Recommendation, unless this Agreement has been terminated, the Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of the Company’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by the Company’s shareholders in order to consummate the transactions contemplated by this Agreement. Additionally, neither the Company nor the Bank shall submit to or for a vote of its shareholder(s) any Acquisition Proposal.

(b)   Notwithstanding Section 7.7(a), the Company’s board of directors may make a Company Change of Recommendation if, but only if:

(i)   The Company has complied in all material respects with Section 7.1;

(ii)   The Company’s board of directors determines in good faith after consultation with and receiving and considering the advice of outside legal counsel and its financial advisors) that its failure to make a Company Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; and

(iii)   In the event the Company Change of Recommendation stems from or is a result of, or relates in any manner to, an Acquisition Proposal, (A) the Company’s board of directors has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal, (B) the Company notifies Reliant at least four Business Days prior to making the Company Change of Recommendation of its intention to make such Company Change of Recommendation in response to such Superior Proposal, and furnishes to Reliant the identity of the Person making such Superior Proposal, a copy of the proposed transaction agreements and all other documents relating to such Superior Proposal, and a reasonable description of the events or circumstances giving rise to its determination to take such action, (C) prior to effecting the Company Change of Recommendation, the Company negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with Reliant, during the four Business Day period following the Company’s delivery of the notice referred to in clause (B) above (to the extent Reliant desires to so negotiate), to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal ceases to constitute a Superior Proposal, and (D) after the conclusion of such four Business Day period, the Company’s board of directors determines in good faith, after giving effect to all of the adjustments (if any) which may be offered by Reliant pursuant to clause (C) above, that such Acquisition Proposal continues to constitute a Superior Proposal.

(c)   The Company shall adjourn or postpone the Company Meeting if (i) as of the date of the Company Meeting there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Company Meeting, (ii) as of the date of the Company Meeting the Company has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by the shareholders of the Company in accordance with the Company’s charter and bylaws and applicable Law, or (iii) required by applicable Law in order to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the Company’s shareholders a reasonable amount of time prior to the Company Meeting; provided that, in the case of clauses (i) and (ii), the Company shall not be required to adjourn or postpone the Company Meeting more than two times.

Section 7.8   Reliant Shareholders Meeting.

(a)   Reliant and its board of directors shall take, in accordance with applicable Law and Reliant’s charter and bylaws, all actions necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of Reliant’s shareholders (including any and all adjournments or postponements thereof, the “Reliant Meeting”) for the purpose of Reliant’s shareholders considering and voting on approval of the issuance by Reliant of the shares of Reliant Common Stock constituting the Merger Consideration pursuant to this Agreement (the “Stock Issuance Proposal”) and any other matters required to be approved by Reliant’s shareholders in order to consummate the transactions contemplated by this Agreement, as well as, if mutually agreed upon by the Parties, any other matters of the type customarily brought before a meeting of shareholders to approve matters such as the Stock Issuance Proposal. Reliant and its board of directors shall at all times prior to and during the Reliant Meeting recommend to Reliant’s shareholders the approval of the Stock Issuance Proposal and take all reasonable and lawful action to solicit and obtain such approval. The Reliant board of directors shall not withdraw, modify, or qualify in any manner adverse to the Company its recommendation that Reliant’s shareholders approve the Stock Issuance Proposal, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this sentence being referred to as a “Reliant Change of Recommendation”).

(b)   Notwithstanding any Reliant Change of Recommendation, unless this Agreement has been terminated, the Reliant Meeting shall be convened and this Agreement shall be submitted to the shareholders of Reliant at the Reliant Meeting for the purpose of Reliant’s shareholders considering and voting on approval of the Stock Issuance Proposal and any other matters required to be approved by Reliant’s shareholders in order to consummate the transactions contemplated by this Agreement. Reliant shall adjourn or postpone the Reliant Meeting if (i) as of the date of the Reliant Meeting there are insufficient shares of Reliant Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Reliant Meeting, (ii) as of the date of the Reliant Meeting, Reliant has not received proxies representing a sufficient number of shares of Reliant Common Stock necessary for the approval of the Stock Issuance Proposal by the shareholders of Reliant, or (iii) required by applicable Law in order to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Reliant’s shareholders a reasonable amount of time prior to the Reliant Meeting; provided that, in the case of clauses (i) and (ii), Reliant shall not be required to adjourn or postpone the Reliant Meeting more than one time.

Section 7.9   Timing of Shareholders’ Meetings. Reliant and the Company shall use their respective commercially reasonable efforts to hold the Reliant Meeting and the Company Meeting on the same date.

Section 7.10   Employee and Benefit Matters.

(a)   Subject to applicable Law and the terms of Reliant’s and Reliant Bank’s employee benefit plans, Reliant or Reliant Bank will, as soon as reasonably practicable after the Effective Time, provide employees of the Bank who become employees of Reliant Bank at or immediately following the Effective Time (the “Continuing Employees”) with benefits that are no less favorable, in the aggregate, than those provided to similarly situated employees of Reliant Bank. With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Reliant or Reliant Bank, excluding both any retiree health care plans or programs maintained by Reliant or Reliant Bank and any equity compensation or deferred compensation plans or arrangements maintained by Reliant or Reliant Bank (collectively, “Employee Plans”), in which any Continuing Employees will participate effective as of or after the Effective Time, Reliant or Reliant Bank, as appropriate, will recognize all years of service of Continuing Employees with the Bank for vesting and eligibility purposes (but not for benefit accrual purposes or purposes of early retirement subsidies under any Employee Plan that is a defined benefit pension plan) in any Employee Plan in which such Continuing Employees may be eligible to participate at or after the Effective Time; provided that such service shall not be recognized to the extent that (i) such recognition of service would result in a duplication of benefits or (ii) such service was not recognized under a corresponding First Advantage Benefit Plan. With respect to Employee Plans providing health care, dental, or vision coverage as well as group life and disability insurance coverage, Reliant or Reliant Bank, as appropriate, will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to the Continuing Employees or their eligible spouses and eligible dependents who were covered under a similar First Advantage Benefit Plan immediately prior to the Effective Time. Further, if Continuing Employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, Reliant or Reliant Bank, as appropriate, will use commercially reasonable efforts to cause any successor Employee Plan providing health care, dental, or vision coverage for Continuing Employees to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment, or other cost-sharing amounts previously paid by Continuing Employees in respect of their participation in the corresponding First Advantage Benefit Plan during the plan year of the successor Employee Plan prior to the transition effective date. The Parties acknowledge and agree that, to the extent permitted by applicable Law and the terms of any pertinent plan documents, Reliant and its Subsidiaries may after the Effective Time maintain multiple benefit plans providing health care, dental, or vision coverage and/or multiple retirement savings plans.

(b)   At the request of Reliant, the Company shall take, and shall cause its Subsidiaries to take, prior to the Effective Time, all actions reasonably requested by Reliant that are necessary or appropriate to (i) cause one or more of the First Advantage Benefits Plans, except as provided in Section 7.10(f) below (including, without limitation, the First Advantage Bank 401(k) & Profit Sharing Plan and the First Advantage Bank Employee Stock Ownership Plan and Trust) to terminate or be frozen as of or immediately prior to the Effective Time, (ii) cause benefit accruals and entitlements under any First Advantage Benefit Plan to cease as of or immediately prior to the Effective Time, (iii) cause the continuation at and after the Effective Time of any insurance policy or other Contract relating to any First Advantage Benefit Plan for such period as may be requested by Reliant, or

(iv) facilitate the merger of any First Advantage Benefit Plan into any employee benefit plan maintained by Reliant or its Subsidiaries. All resolutions, notices, or other documents adopted, issued, or executed in connection with the implementation of this Section 7.10(b) shall be subject to Reliant’s prior review and approval, which approval shall not be unreasonably withheld.

(c)   The Parties will establish a cash-based retention program in the aggregate dollar amount, and subject to the terms, conditions, and restrictions, set forth on Schedule 7.10(c) of the Reliant Disclosure Memorandum to promote employee retention and to incentivize employee efforts to consummate the Mergers.

(d)   Reliant will, or will cause Reliant Bank to, provide to (i) employees of the Bank immediately prior to the Effective Time who are not offered continued employment with Reliant or one of its Subsidiaries and (ii) Continuing Employees whose employment is involuntarily terminated by Reliant or its Subsidiaries without cause during the six-month period immediately following the Effective Time (collectively, “Severed Employees”), and who are not otherwise entitled to contractual or other severance or change in control benefits, severance benefits in the amounts set forth on Schedule 7.10(d) of the Reliant Disclosure Memorandum, taking into account the number of years of service of the Severed Employees with the Bank prior to the Effective Time and with Reliant and its Subsidiaries thereafter; provided that it shall be a condition to payment of any such severance benefits that the Severed Employee executes a release of claims, which release shall be in a form that complies with Section 409A of the Code and is reasonably acceptable to Reliant. Any such payments of severance benefits (including the timing of the same) shall be in compliance with Section 409A of the Code. For purposes of this Section 7.10(d), “cause” shall have the same meaning as provided in any written employment agreement between any Severed Employee and Reliant and/or its Subsidiaries on the date such Severed Employee’s employment is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (i) fraud or dishonesty against or to Reliant or its Subsidiaries, (ii) the Severed Employee’s willful misconduct, repeated refusal to follow the reasonable directions of his or her superiors, or knowing violation of Law in the course or scope of performance of services to or for Reliant or its Subsidiaries; (iii) repeated absences from work without a reasonable excuse; (iv) intoxication with alcohol or drugs while on the premises of Reliant or its Subsidiaries during regular business hours; (v) a conviction or plea of guilty or nolo contendere to a felony or a crime involving dishonesty; or (vi) a breach or violation of the terms of any agreement to which the Severed Employee and Reliant or its Subsidiaries are parties.

(e)   This Section 7.10 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.10. Nothing contained in this Section 7.10, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Reliant, or Reliant Bank, or any of their respective Subsidiaries or Affiliates, to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them. The Parties acknowledge and agree that the provisions of this Section 7.10 shall not create any right in any employee of the Company or the Bank or any of their respective Subsidiaries, or any other Person, to continued employment with the Surviving Corporation, Reliant, or Reliant Bank, or any of their respective Subsidiaries or Affiliates (and shall not limit the right of the Surviving Corporation, Reliant, or Reliant Bank, or any of their respective Subsidiaries or Affiliates, to terminate the employment of any employee), or any compensation or benefits of any nature or kind whatsoever.

(f)   Subject to the occurrence of the Closing, the First Advantage Bank Employees Stock Ownership Plan (“ESOP”) shall be terminated by the Bank prior to the Closing Date. In connection with the termination of the ESOP and the Merger, all accounts shall be fully vested, all outstanding indebtedness of the ESOP shall be repaid by delivering a sufficient number of unallocated shares of Company Common Stock to the Company, at least five (5) Business Days prior to the Effective Time, all remaining shares of Company Common Stock held by the ESOP shall be converted into the right to receive the Merger Consideration, and the balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the ESOP loan shall be allocated as earnings to the accounts of the ESOP participants who are employed as of the date of termination of the ESOP based on their Company Stock Account balances under the ESOP as of the date of termination of the ESOP and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. Prior to the Effective Time, the Bank shall take all such actions as are necessary (with the consent of Reliant, which consent shall not be unreasonably withheld) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Reliant shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). The Bank and following the Effective Time, Reliant, will adopt such amendments to the ESOP to effect the provisions of this Section 7.10(f). Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

Section 7.11   Indemnification.

(a)   For a period of six years immediately following the Effective Time, (i) the Surviving Corporation shall indemnify, defend, and hold harmless each of the current and former directors and officers of the Company and the Bank, determined as of immediately prior to the Effective Time (each, an “Indemnified Party”), against any and all costs and expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of matters existing or occurring prior to the Effective Time (including matters related to this Agreement and the transactions contemplated hereby), whether asserted or claimed prior to, at, or after the Effective Time, and based on or pertaining to the fact that he or she was a director, officer or employee of the Company or the Bank or any of their respective Subsidiaries, or was serving at the request of the Company or the Bank as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity, to the fullest extent such Indemnified Party would have been entitled to be so indemnified, defended, and held harmless under the charter and bylaws of the Company and the Bank as in effect as of the date of this Agreement, and (ii) the Surviving Corporation shall also advance expenses as incurred by an Indemnified Party to the fullest extent permitted under the charter and bylaws of the Company and the Bank as in effect as of the date of this Agreement; provided that the Indemnified Party to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)   Any Indemnified Party wishing to claim indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify the Surviving Corporation of the same; provided that the failure of the Indemnified Party to so notify the Surviving Corporation shall not relieve the Surviving Corporation of any Liability it may have to such Indemnified Party if such failure does not actually and materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, (A) if the Surviving Corporation elects not to assume such defense or (B) if counsel for the Indemnified Party advises the Surviving Corporation in writing that there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Surviving Corporation or that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party that make joint representation inappropriate, the Indemnified Party may retain its own legal counsel and the Surviving Corporation shall pay, as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction unless there are multiple Indemnified Parties who have conflicts of interest), (ii) the Indemnified Party will cooperate in the defense thereof, (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, and (iv) the Surviving Corporation shall have no obligation hereunder in the event a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)   Prior to the Effective Time the Company shall obtain, or shall cause the Bank to obtain, and after the Effective Time the Surviving Corporation shall maintain, a “tail” policy under the First Advantage Parties’ existing directors’ and officers’ liability insurance policy providing coverage for a period of six years immediately after the Effective Time for Persons who are immediately prior to the Effective Time covered by the First Advantage Parties’ existing directors’ and officers’ liability insurance policy (the “Tail Insurance”), which Tail Insurance shall provide for at least the same coverage and coverage amounts as, and contain terms and conditions not materially less advantageous than, those currently provided for by the First Advantage Parties’ existing directors’ and officers’ liability insurance policy; provided, however, that, without the prior written consent of Reliant, the First Advantage Parties shall not expend for such Tail Insurance (for said six-year period) an amount in excess of 200% of the most recent annual premium paid by the First Advantage Parties for their existing directors’ and officers’ liability insurance policy.

(d)   In the event the Surviving Corporation or any of its successors or assigns shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, the Surviving Corporation or its successors or assigns, as applicable, shall make proper provision so that the successors or assigns of the Surviving Corporation assume the obligations of the Surviving Corporation set forth in this Section 7.11.

(e)   Any indemnification payments made pursuant to this Section 7.11 are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

Section 7.12   Estoppel Letters. The Company shall use commercially reasonable efforts to obtain and deliver to Reliant prior to or at the Closing a customary estoppel letter, dated as of the Closing Date, executed by the lessor of each parcel of Leased Real Property, the form and substance of such estoppel letters to be reasonably satisfactory to Reliant.

Section 7.13   Registration Statement.

(a)   As soon as reasonably practicable after the date of this Agreement, Reliant and the Company will prepare and file with the SEC the Joint Proxy Statement/Prospectus and Reliant will prepare and file with the SEC the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included as a prospectus), which in each case shall comply with all of the requirements of the Exchange Act and the Securities Act (and the rules and regulations thereunder) applicable thereto. Each of Reliant and the Company shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as soon as practicable after the filing thereof. Reliant shall also use commercially reasonable efforts to register or exempt from registration the Reliant Common Stock to be issued to holders of Company Common Stock as Merger Consideration under the state securities or “blue sky” Laws of all applicable jurisdictions, and to keep the Registration Statement and such state securities Laws or “blue sky” registrations or exemptions current and in effect for so long as is necessary to consummate the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the First Advantage Parties and their shareholders as may be reasonably requested by Reliant in connection with the same. Reliant shall have primary responsibility for preparing and filing the Registration Statement, provided that Reliant shall to the extent practicable afford the Company and its legal, financial, and accounting advisors a reasonable opportunity to review and provide comments on (i) the Registration Statement before it is filed with the SEC and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before the same are filed with or submitted to the SEC. Each Party, to the extent permitted by Law, shall deliver to the other Parties copies of all material filings, correspondence, orders, and documents with, to, or from Governmental Entities, and shall promptly relay to the other Parties the substance of any material oral communications with, to, or from Governmental Entities, in each case pertaining or relating to the Registration Statement or any documents or materials related thereto.

(b)   The Parties shall cooperate in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus for the purpose of submitting this Agreement and the transactions contemplated hereby to the shareholders of the Company for approval and submitting the Stock Issuance Proposal to the shareholders of Reliant for approval. Each Party will as promptly as reasonably practicable after the date of this Agreement furnish all data and information relating to it and its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and/or the Joint Proxy Statement/Prospectus. The Company expressly agrees to cooperate with Reliant and its legal and accounting advisors in requesting and obtaining appropriate opinions, consents, and letters from its legal and financial advisor(s) and independent auditor(s), and in taking such other actions as may be reasonably requested by Reliant, in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that none of the information supplied or to be supplied by such Party for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (ii) the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, on the date the same is first mailed to shareholders of Reliant or the Company or at the time of the Reliant Meeting or the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the time such document is filed, fail to comply as to form, in all material respects, with the provisions of applicable Law. The Joint Proxy Statement/Prospectus will comply as to form, in all material respects, with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by any Party with respect to statements made or incorporated by reference therein based on information supplied by any other Party or its Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that, in the event such Party becomes aware of any information furnished by it or any of its Subsidiaries that would cause any of the statements in the Registration Statement or the Joint Proxy Statement/Prospectus, or any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, such Party will promptly inform the other Parties thereof in writing and take all necessary steps to correct the Registration Statement or Joint Proxy Statement/Prospectus, or other document, as applicable.

Section 7.14   Nasdaq Listing. Reliant shall use commercially reasonable efforts to cause the shares of Reliant Common Stock to be issued as Merger Consideration in accordance with this Agreement to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.15   Appointment of Directors. Prior to or at the Effective Time, each of Reliant and Reliant Bank and its respective board of directors shall take all action required to increase the size of the Reliant and Reliant Bank boards of directors by two members and to elect or appoint to each of the Reliant and Reliant Bank boards of directors, effective as of or immediately following the Effective Time, William Lawson Mabry and Michael E. Wallace, or, if any of such individuals is unwilling or unable to serve, another member of the Company’s board of directors as of the date hereof mutually agreed upon by Reliant and the Company who continues to serve as a member of the Company’s board of directors until immediately prior to the Effective Time (such individuals so elected or appointed, the “Continuing First Advantage Directors”). Provided that a Continuing First Advantage Director continues to satisfy the standards and requirements for service on the Reliant and Reliant Bank boards of directors that are generally applicable to all directors, the board of directors of the Surviving Corporation (or the appropriate committee thereof) shall nominate such Continuing First Advantage Director for reelection to the Surviving Corporation’s board of directors at the first annual meeting of the shareholders of the Surviving Corporation following the Effective Time.

Section 7.16   Section 16 Matters. Prior to the Effective Time, the board of directors of Reliant, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall take all such reasonable action as may be required to cause to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act, to the fullest extent permitted by applicable Law, any acquisitions of shares of Reliant Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Reliant immediately after the Effective Time.

Section 7.17   Takeover Laws. Neither the Company nor its board of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Mergers, the Bank Merger, or any of the other transactions contemplated hereby, and the Company and its board of directors shall take all necessary steps to exempt (or ensure the continued exemption of) this Agreement, the Mergers, the Bank Merger, and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law should become, or should purport to be, applicable to the transactions contemplated by this

Agreement, the Company and its board of directors will grant such approvals and take such other actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 7.18   Litigation and Claims. The Company shall promptly notify Reliant in writing of any action, arbitration, hearing, investigation, litigation, suit, or other proceeding instituted, initiated, or commenced, or, to the Knowledge of the Company, threatened to be instituted, initiated, or commenced, against the Company or any of its directors, Subsidiaries, or Affiliates relating to the transactions contemplated by this Agreement. The Company shall give Reliant the opportunity to participate in (but not control), at its own expense, the defense or settlement of any shareholder litigation against the Company or any of its directors, Subsidiaries, or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Reliant’s prior written consent (which consent shall not to be unreasonably withheld or delayed).

Section 7.19   Notice of Dissenters’ Rights Matters. The Company shall give the Reliant Parties prompt written notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights (including any notice of intent to demand payment or any withdrawal of any such notice) provided by or behalf of any shareholder of the Company pursuant to Chapter 23 of the TBCA.

Section 7.20   Operating Functions. To the extent permitted by applicable Law, the Company shall, and will cause the Bank to, cooperate with Reliant and Reliant Bank in connection with planning for the efficient and orderly combination of Reliant and the Company and Reliant Bank and the Bank and the operation of the Surviving Corporation and the combined bank, and in preparing for the consolidation of appropriate operating functions and the conversion of the data processing and related electronic information technology systems of the First Advantage Parties to those used by Reliant and Reliant Bank, effective as of the Effective Time or such later date as determined by Reliant.

Section 7.21   Termination of Certain Employment Agreements. On or prior to December 31, 2019, the Company or the Bank, as applicable, shall to the extent permitted under applicable Law and without causing a plan failure under Section 409A of the Code (a) terminate the Employment Agreement for each Company and/or Bank employee listed on Schedule 7.21 of the First Advantage Disclosure Memorandum, (b) make a lump-sum cash payment to each such Company and/or Bank employee in the amount set forth opposite such employee’s name on Schedule 7.21 of the First Advantage Disclosure Memorandum, which such amount represents the aggregate of all amounts payable to such employee in full satisfaction of all obligations of the Company and the Bank to such employee under such employee’s Employment Agreement, as a result of or in consideration for the termination thereof, and (c) require that each such Company and/or Bank employee enter into a restrictive covenant agreement for the benefit of the Company and the Bank in the form attached hereto as Exhibit D.

ARTICLE VIII
CONDITIONS TO CONSUMMATION OF MERGER

Section 8.1   Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by such Party prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Shareholder Approvals. This Agreement shall have been duly approved by the shareholders of the Company in accordance with the Company’s charter and bylaws and applicable Law, and the Stock Issuance Proposal shall have been duly approved by the shareholders of Reliant in accordance with Reliant’s charter and bylaws and applicable Law.

(b)   Governmental Approvals. All approvals, consents, and waivers of or from Governmental Entities (including without limitation the Regulatory Approvals) required to consummate the transactions contemplated by this Agreement (including without limitation the Merger, the Second Step Merger, and the Bank Merger) shall have been obtained and shall be in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approval, consent, or waiver shall contain any condition, restriction, or requirement that would, individually or in the aggregate with one or more other such conditions, restrictions, or requirements, be so material and adverse with respect to the economic benefits to Reliant or its Subsidiaries of the operation of the Surviving Corporation and its Subsidiaries taken as a whole that a purchaser acting reasonably in the circumstances and in good faith would not have entered into this Agreement had such purchaser known and reasonably assessed that such condition(s), restriction(s), or requirement(s) would be imposed (any such condition, restriction, or requirement, a “Burdensome Condition”); provided, however, that (i) any condition, restriction, or requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Merger, the Second Step Merger, or the Bank Merger shall not be deemed to be a Burdensome Condition and (ii) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Reliant shall use commercially reasonable efforts to negotiate with the relevant Governmental Entity a modification to the condition, restriction, or requirement to reduce the burdensome nature thereof such that the condition, restriction, or requirement no longer constitutes a Burdensome Condition.

(c)   No Injunction; Illegality. There shall not be in effect any order, decree, or injunction of any Governmental Entity that enjoins or prohibits the consummation of the Merger, the Second Step Merger, or the Bank Merger, and no Governmental Entity shall have instituted any action, suit, or proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Second Step Merger, or the Bank Merger. No Law shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger, the Second Step Merger, or the Bank Merger.

(d)   Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, continuing, or threatened and unresolved.

(e)   Nasdaq Listing. The shares of Reliant Common Stock to be issued to holders of Company Common Stock pursuant to this Agreement upon consummation of the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 8.2   Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by the Company prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Representations and Warranties of Reliant Parties. The representations and warranties of Reliant contained in Section 5.2(c) (Capitalization), Section 5.2(k) (Absence of Certain Changes or Events), Section 5.2(s) (Fairness Opinion), and Section 5.2(t) (Broker Fees) shall be true and correct in all respects (other than, in the case of Section 5.2(c) (Capitalization) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of Reliant contained in Section 5.2(a) (Organization and Qualification), Section 5.2(d) (Authority), and Section 5.2(e)(i) (No Violations) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of Reliant contained in Article V shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on Reliant; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or Material Adverse Effect qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)   Performance of Obligations of Reliant Parties. The Reliant Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Closing.

(c)   Officers’ Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of Reliant, and otherwise in form and substance reasonably satisfactory to the Company, to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)   Tax Opinion. The Company shall have received an opinion from Kilpatrick Townsend & Stockton LLP, legal counsel to the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Company and Reliant reasonably satisfactory in form and substance to such counsel.

Section 8.3   Conditions to Obligations of the Reliant Parties. The obligation of each of the Reliant Parties Sub to consummate the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by the Reliant Parties prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Representations and Warranties of the Company. The representations and warranties of the Company contained in Section 4.2(c) (Capitalization), Section 4.2(j)(i) (Absence of Certain Changes or Events), Section 4.2(u) (Fairness Opinion), and Section 4.2(v) (Broker Fees) shall be true and correct in all respects (other than, in the case of Section 4.2(c) (Capitalization) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of the Company contained in Section 4.2(a) (Organization and Qualification), Section 4.2(d) (Authority), and Sections 4.2(e)(i) (No Violations) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of the Company contained in Article IV shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on the Company; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or Material Adverse Effect qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)   Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by the Company under this Agreement prior to or at the Closing.

(c)   Officers’ Certificate. The Reliant Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of the Company, and otherwise in form and substance reasonably satisfactory to the Reliant Parties, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)   Tax Opinion. Reliant shall have received an opinion from Butler Snow LLP, legal counsel to Reliant, dated as of the Closing Date and in form and substance reasonably satisfactory to Reliant, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Company and Reliant reasonably satisfactory in form and substance to such counsel.

(e)   Resignations. Each member of the board of directors of the Company, each member of the board of directors of the Bank, and each member of the board of directors of each Subsidiary of the Company or the

Bank shall have delivered to the Company, the Bank, or such Subsidiary, respectively, written resignations whereby such individuals resign from such boards of directors effective as of the Effective Time, and the Company shall have delivered to Reliant such evidence of the same as Reliant shall reasonably request.

(f)   Dissenting Shareholders. The holders of not more than 10% of the outstanding shares of Company Common Stock shall have perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Chapter 23 of the TBCA.

(g)   Consents. All of the approvals, consents and waivers that are listed on Schedule 8.3(g) of the Reliant Disclosure Memorandum shall have been received, and the Company shall have delivered to Reliant at or prior to the Closing such evidence of the same as Reliant may reasonably request.

(h)   Lock-Up Agreements. The Lock-Up Agreements executed contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

ARTICLE IX
TERMINATION

Section 9.1   Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time or as otherwise indicated:

(a)   By mutual written agreement of Reliant, Merger Sub, and the Company.

(b)   By the Reliant Parties (provided that neither Reliant nor Merger Sub is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by the Company of any representation, warranty, covenant, or agreement contained in this Agreement, or by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Reliant or Merger Sub of any representation, warranty, covenant, or agreement contained in this Agreement, in either case which breach (i) individually or in the aggregate with all other such breaches would, if occurring or continuing on the Closing Date, result in the failure of any of the conditions set forth in Article VIII and (ii) has not been cured by the earlier of August 31, 2020, and the date which is 30 days after written notice to the breaching Party of such breach.

(c)   By either the Reliant Parties or the Company, (i) in the event the shareholders of the Company fail to approve, by the requisite vote, this Agreement and the transactions contemplated hereby at the Company Meeting, provided that the Company shall only be entitled to exercise its right of termination under this Section 9.1(c)(i) if the Company has complied in all material respects with, and there has been no material breach or violation by the Company of, its obligations and covenants set forth in Section 7.7, or (ii) in the event the shareholders of Reliant fail to approve, by the requisite vote, the Stock Issuance Proposal at the Reliant Meeting, provided that the Reliant Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(ii) if the Reliant Parties have complied in all material respects with, and there has been no material breach or violation by the Reliant Parties of, their obligations and covenants set forth in Section 7.8.

(d)   By either the Reliant Parties or the Company, in the event any approval, consent, or waiver of or from any Governmental Entity required to consummate the transactions contemplated by this Agreement (including without limitation the Merger, the Second Step Merger, or the Bank Merger) shall have been denied by final and non-appealable action of such Governmental Entity or any application or request therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that the Reliant Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of the Reliant Parties to perform or observe their obligations and covenants set forth in this Agreement, and that the Company shall not be entitled to exercise its right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of the Company to perform or observe its obligations and covenants set forth in this Agreement.

(e)   By either the Reliant Parties or the Company, in the event any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; provided, however, that the Reliant Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of the Reliant Parties to perform or observe their obligations and covenants set forth in this Agreement, and that the Company shall not be entitled to exercise its right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of the Company to perform or observe its obligations and covenants set forth in this Agreement.

(f)   By either the Reliant Parties or the Company, in the event the Merger is not consummated by August 31, 2020, unless (i) in the event of termination by the Reliant Parties, the failure to consummate the Merger by such date shall be due to the failure of the Reliant Parties to perform or observe their obligations and covenants set forth in this Agreement, and (ii) in the event of termination by the Company, the failure to consummate the Merger by such date shall be due to the failure of the Company to perform or observe its obligations and covenants set forth in this Agreement.

(g)   By the Reliant Parties, in the event that prior to the approval of this Agreement by the shareholders of the Company in accordance with the Company’s charter and bylaws and applicable Law (i) the Company breaches Section 7.1 of this Agreement or materially breaches Section 7.7 of this Agreement or (ii) the board of directors of the Company does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement and the transactions contemplated hereby by the shareholders of the Company or, after having made such recommendation, subsequently makes a Company Change of Recommendation.

(h)   By the Reliant Parties, in the event a tender offer or exchange offer for 20% or more of any class or series of outstanding shares of Company Stock is commenced (other than by Reliant or its Subsidiaries) and the Company’s board of directors recommends that the shareholders of the Company tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

(i)   By the Company, in the event that, prior to the approval of the Stock Issuance Proposal by the shareholders of Reliant, the board of directors of Reliant (i) fails to call, give notice of, convene, and hold the Reliant Meeting in accordance with Section 7.8, (ii) fails to publicly recommend in the Joint Proxy Statement/Prospectus the approval of the Stock Issuance Proposal by the shareholders of Reliant or, (iii) after having made such recommendation, subsequently makes a Reliant Change of Recommendation.

(j)   By the Company, at any time prior to the approval of this Agreement by the shareholders of the Company in accordance with the Company’s charter and bylaws and applicable Law, for the purpose of entering into an agreement with respect to a Superior Proposal, provided that there has been no material breach by the Company or Bank of Section 7.1 or Section 7.7.

(k)   By the Company, if both (i) the Average Closing Price (as defined below) is less than $18.5464 and (ii) (A) the number obtained by dividing the Average Closing Price by $23.1830, is less than (B) the difference between (1) the number obtained by dividing the Index Value (as defined below) on the Determination Date (as defined below) by $3,706.69, and (2) 0.20; provided, however, that the Company must elect to terminate this Agreement under this Section 9.1(k) by written notice (the “Termination Notice”) given to Reliant within two Business Days after the Determination Date and that the Company’s right of termination shall be subject to the right of Reliant provided for below to increase the Cash Consideration and/or Stock Consideration. During the three Business Day period immediately following the day on which Reliant receives the Termination Notice (the “Election Period”), Reliant shall have the right and option, in its sole and absolute discretion, to increase the Cash Consideration and/or Stock Consideration such that, as a result of such adjustment, the sum of (i) the aggregate Cash Consideration (i.e., the total value of the Cash Consideration multiplied by the number of shares of Company Common Stock then outstanding) and (ii) the (x) aggregate Stock Consideration (i.e., the total number of shares of Reliant Common Stock to be issued as Merger Consideration as calculated by multiplying the Exchange Ratio by the number of shares of Company Common Stock then outstanding) multiplied by (y) the Average Closing Price, calculated as of the Determination Date, shall be no less than the Minimum Merger Consideration (as defined below); provided that in no event shall the Cash Consideration be increased such that as a result of such increase the Merger would not qualify as a “reorganization” under Section 368(a) of the Code. If Reliant elects to increase the Cash Consideration and/or Stock Consideration as aforesaid, Reliant shall give written notice of such election (the “Fill Notice”) to the Company during the Election Period, which Fill Notice shall specify the amount of any such increase and whether such increase will be in the form of additional Cash Consideration and/or Stock Consideration, whereupon no termination of this Agreement shall occur, or be deemed to have occurred, pursuant to this Section 9.1(k) and this Agreement shall remain in full force and effect in accordance with its terms (with the Cash Consideration and/or Stock Consideration modified in accordance with this Section 9.1(k) as set forth in the Fill Notice). If Reliant does not timely elect to increase the Cash Consideration and/or Stock Consideration as aforesaid, then the Company may terminate this Agreement at any time after the end of the Election Period. For purposes of this Agreement, the term “Average Closing Price” means the volume-weighted average closing price per share of Reliant Common Stock as reported on Nasdaq (or such other exchange or market on which the Reliant Common Stock shall then trade) for the 15 consecutive Trading Days ending on (and including) the Determination Date; the term “Determination Date” means that certain date which is the fifth Business Day prior to the Closing Date; the term “Index Value,” on a given date, means the closing index value for the Nasdaq Bank Index as reported in The Wall Street Journal; and the term “Minimum Merger Consideration” means the sum of (i) the Cash Consideration multiplied by the number of shares of Company Common Stock then outstanding, plus (ii) the product of (x) the number of shares of Company Common Stock outstanding on the Determination Date, multiplied by (y) the Exchange Ratio, multiplied by (z) $18.5464. Notwithstanding anything to the contrary in Section 10.7, for purposes of this Section 9.1(k), notices shall be deemed given, delivered, and effective when transmitted via confirmed email; provided that if any such email is transmitted after 5:00 p.m. local time of the recipient, or on a day other than a Business Day, it shall be deemed given, delivered, and effective on the next following Business Day.

(l)   By Reliant, if the First Advantage Tangible Common Equity is less than $73,000,000.

Section 9.2   Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall, subject to Section 9.3, become null and void and have no further force or effect and the Parties shall have no further or continuing liability or obligations under this Agreement, except that (a) Section 7.3(d), Section 7.6, this Section 9.2, Section 9.3, and Article X of this Agreement shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of or released from any liability or damages arising out of such Party’s fraud or willful or intentional breach of any provision of this Agreement.

Section 9.3   Termination Fee.

(a)   In the event (i) this Agreement is terminated by Reliant pursuant to Section 9.1(b) and (ii) at any time after the date of this Agreement and at or before the Company Meeting (including, for the avoidance of doubt, any adjournment or postponement thereof) an Acquisition Proposal shall have been received by or communicated or otherwise made known to the Company or any of its Subsidiaries, which has not been withdrawn prior to the date of the termination of this Agreement, and within 12 months after the date of termination of this Agreement the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall pay to Reliant a termination fee of $6,000,000 (the “Termination Fee”) on the earlier of the date of the Company’s or its Subsidiary’s, as applicable, execution of such definitive agreement or consummation of such Acquisition Proposal; provided that, for purposes of this Section 9.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead be deemed to be references to “50%.”

(b)   In the event this Agreement is terminated by the Reliant Parties pursuant to Section 9.1(g) or Section 9.1(h), the Company shall pay Reliant the Termination Fee not later than two Business Days after the date of termination of this Agreement.

(c)   In the event this Agreement is terminated by the Company pursuant to Section 9.1(j), the Company shall pay to Reliant the Termination Fee not later than two Business Days after the date of termination of this Agreement.

Any termination fee and other amounts payable in accordance with this Section 9.3 shall be paid by wire transfer of immediately available funds to an account designated by Reliant or the Company, as applicable. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that absent such agreements the Parties would not have entered into this Agreement. In the event a Party fails to timely make payment of any amounts due and payable by such Party under this Section 9.3, the Party failing to make such payment shall pay or reimburse the Party entitled to receive such payment all costs and expenses (including reasonable attorneys’ fees and expenses and court costs) incurred by such Party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such amounts unpaid at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. The Termination Fee and other amounts payable pursuant to this Section 9.3 constitute liquidated damages and not a penalty and, except in the case of fraud or willful or intentional breach of this Agreement, shall be the sole monetary remedy of the Parties in the event this Agreement is terminated under the circumstances described in Sections 9.3(a)-(c).

ARTICLE X
MISCELLANEOUS

Section 10.1   Survival. None of the representations, warranties, covenants, or agreements contained in this Agreement shall survive the Effective Time (other than those covenants and agreements contained herein that by their express terms are to be observed or performed after the Effective Time) or the termination of this Agreement (other than Section 7.3(d), Section 7.6, Section 9.2, Section 9.3, and this Article X, each of which shall survive any such termination). Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the representations, warranties, covenants, or agreements contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive any Party hereto or any of its Affiliates of any defense, at law or in equity, which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.2   Interpretation. When reference is made in this Agreement to an article, section, exhibit, or schedule, such reference shall be to an article or section of or exhibit or schedule to this Agreement, unless otherwise indicated. The headings appearing in this Agreement have been inserted for purposes of convenience of reference only and shall not affect the meaning of, or be given any force or effect in the construction or interpretation of, this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Agreement shall be deemed to include all genders. All references in this Agreement to a specific statute shall be deemed to refer to all regulations and authoritative guidance issued thereunder, and all references in this Agreement to a statute, regulation, or other guidance shall also be deemed to refer to any superseding statute, regulation or guidance. Any document or item will be deemed “delivered,” “provided,” or “made available” to a Party within the meaning of this Agreement if such document or item is (a) made available to such Party specifically for review in person by another Party or its representatives, (b) contained and accessible by such Party for a continuous period of at least 72 hours immediately prior to the Parties’ execution of this Agreement (if to be delivered, provided, or made available prior to the date hereof) or the Closing Date (if to be delivered, provided, or made available prior to Closing) in the electronic data room hosted by Firmex established by the Company in connection with the transactions contemplated by this Agreement (to which the Reliant Parties and their designated representatives had access rights during such period) or the electronic data room hosted by Firmex established by the Reliant Parties in connection with the transactions contemplated by this Agreement (to which the Company and its designated representatives had access rights during such period), or (c) filed by a Party with the SEC and publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC at least 72 hours immediately prior to the Parties’ execution of this Agreement (if to be delivered, provided, or made available prior to the date of this Agreement) or the Closing Date (if to be delivered, provided, or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars. Whenever the words “as of the date hereof” are used in this Agreement, such date shall be deemed the date of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.3   Amendment; Waiver. This Agreement may be amended, modified, or supplemented at any time, either before or after approval of this Agreement by any Party’s shareholders, by, but only by, a written instrument executed by each of the Parties; provided, however, that, after the approval of this Agreement by a Party’s shareholders, there may not be, without further approval of such shareholders, any amendment, modification, or supplement of or to this Agreement that requires further approval of or by such shareholders under applicable Law. Prior to the Effective Time, any provision of this Agreement may be waived by the Party or Parties entitled to the benefits thereof, provided that any such waiver shall be in writing and executed by the Party or Parties granting such waiver.

Section 10.4   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

Section 10.5   Governing Law. This Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

Section 10.6   Expenses. Except as expressly otherwise provided in this Agreement, each Party shall be responsible for and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Second Step Merger, or the Bank Merger shall be borne equally by Reliant and the Company.

Section 10.7   Notices. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the Parties at the following addresses (or such other addresses as the Parties may designate from time to time by notice given in accordance with this Section 10.7):

If to Reliant or Merger Sub:		with a copy (which shall not constitute notice) to:

Reliant Bancorp, Inc.		Butler Snow LLP
PG Merger Sub, Inc.		Attention: Adam G. Smith
Attention: DeVan D. Ard, Jr.		150 3rd Avenue South, Suite 1600
6100 Tower Circle, Suite 120		Nashville, Tennessee 37201
Franklin, Tennessee 37067

If to the Company:		with a copy (which shall not constitute notice) to:

First Advantage Bancorp		Kilpatrick Townsend & Stockton LLP
Attention: Earl O. Bradley III	Attention:	Gary Bronstein
Jerry Cooksey		Edward G. Olifer
1430 Madison Street		Stephen F. Donahoe
Clarksville, Tennessee 37040		607 14th Street, NW, Suite 900
Washington, DC 20005

Section 10.8   Entire Agreement; Third Party Beneficiaries. This Agreement, including and together with the Exhibits and Schedules hereto and the Disclosure Memoranda, and the Company Confidentiality Agreement and the Reliant Confidentiality Agreement (but only to the extent such agreements are not inconsistent with any provision of this Agreement) represent the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede any and all prior agreements, understandings, and arrangements, whether written or oral, between or among the Parties with respect to such subject matter. This Agreement is made solely for the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person shall acquire or have any rights under or by virtue of this Agreement, except that the Indemnified Parties (and their heirs and legal and personal representatives) are intended third-party beneficiaries of this Agreement to the extent, but only to the extent, provided in Section 7.11.

Section 10.9   Severability. In the event any term or provision of this Agreement is held to be invalid, illegal, or unenforceable for any reason or in any respect, (a) such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity, legality, or enforceability of the remainder of this Agreement, which shall be and remain in full force and effect enforceable in accordance with its terms, and (b) the Parties shall use their commercially reasonable efforts to substitute for such invalid, illegal, or unenforceable term or provision an alternative term or provision which, insofar as practicable, implements the original purposes and intent of this Agreement.

Section 10.10   Assignment. No Party may assign or delegate this Agreement or any of its rights, interests, duties, or obligations hereunder without the prior written consent of each of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.11   Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 10.12, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby further waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.12   Submission to Jurisdiction. EACH PARTY KNOWINGLY AND VOLUNTARILY HEREBY (A) IRREVOCABLY SUBMITS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF TENNESSEE LOCATED IN NASHVILLE, DAVIDSON COUNTY, TENNESSEE, OR IN THE EVENT (BUT ONLY IN THE EVENT) THAT NO SUCH STATE COURT HAS JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE MIDDLE DISTRICT OF TENNESSEE, NASHVILLE DIVISION (THE “TENNESSEE COURTS”), IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, THE BANK MERGER AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY OTHER AGREEMENTS OR TRANSACTIONS RELATED HERETO OR THERETO, (B) IRREVOCABLY WAIVES AND AGREES NOT TO ASSERT AS A DEFENSE IN OR TO ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING THAT SUCH PARTY IS NOT SUBJECT TO THE JURISDICTION OF THE TENNESSEE COURTS, THAT SUCH CLAIM, ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE TENNESSEE COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE, OR THAT THIS AGREEMENT MAY NOT BE CONSTRUED, INTERPRETED, OR ENFORCED IN OR BY THE TENNESSEE COURTS, AND (C) IRREVOCABLY AGREES THAT ALL CLAIMS A PART OF OR WITH RESPECT TO ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING SHALL BE HEARD AND DETERMINED BY THE TENNESSEE COURTS. THE PARTIES HEREBY GRANT THE TENNESSEE COURTS JURISDICTION OVER THE PERSONS OF THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, OVER THE SUBJECT MATTER OF ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING.

Section 10.13   Jury Trial Waiver. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

RELIANT BANCORP, INC.

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

PG MERGER SUB, INC.

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

FIRST ADVANTAGE BANCORP

By:	/s/ Earl O. Bradley III
Earl O. Bradley III
Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

EXHIBIT A

FORM OF FIRST ADVANTAGE VOTING AGREEMENT

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated [•], 2019, is entered into by and between First Advantage Bancorp, a Tennessee corporation (the “Company”), and [•] (the “Shareholder”).

R E C I T A L S

A.   Concurrently with the parties’ execution of this Agreement, Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), PG Merger Sub, Inc., a Tennessee corporation and direct, wholly owned subsidiary of Reliant (“Merger Sub” and together with Reliant, collectively, the “Reliant Parties”), and the Company, have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) and the conversion of the outstanding shares of Company Common Stock (as defined below) into the right to receive the Merger Consideration.

B.   As a condition to its willingness to enter into the Merger Agreement, the Company has required that the Shareholder execute and deliver this Agreement.

C.   In order to induce the Company to enter into the Merger Agreement, the Shareholder is willing to make certain representations, warranties, covenants, and agreements with respect to the shares of common stock, $1.00 par value, of Reliant (“Reliant Common Stock”) “beneficially owned” (within the meaning of Rule 13d-3 (“Rule 13d-3”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended) by the Shareholder, the number of which is set forth below the Shareholder’s signature on the signature page to this Agreement (the “Owned Shares,” and together with any additional shares of Reliant Common Stock or any other class or series of capital stock of Reliant contemplated by Section 8 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Defined Terms. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2.   Representations of Shareholder. The Shareholder represents and warrants to Company that:

(a)   As of the date of this Agreement, the Shareholder is the beneficial owner (within the meaning of Rule 13d-3) of, and has good title to, all of the Owned Shares. The Owned Shares are owned by the Shareholder free and clear of any and all Liens, and, except for this Agreement, there are no options or other rights, agreements, arrangements, or commitments of any kind to which the Shareholder is a party or by or to which the Shareholder or the Owned Shares are bound or subject relating to the pledge, transfer, disposition, or voting of any of the Owned Shares, and there is no voting trust or voting agreement with respect to the Owned Shares.

(b)   As of the date of this Agreement, the Shareholder does not beneficially own (within the meaning of Rule 13d-3) any shares of Reliant Common Stock, or any shares of any other class or series of capital stock of Reliant, other than the Owned Shares.

(c)   The Shareholder has all necessary legal power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid, and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms.

(d)   The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not, conflict with, violate, result in a breach of, constitute a default (with or without notice or lapse of time or both) under, or give rise to or result in the creation of a Lien on any of the Owned Shares pursuant to (i) any trust agreement, loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, contract, or other agreement or instrument to which the Shareholder is a party, by which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are bound, or to which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are subject, or (ii) to the Shareholder’s knowledge, any Law applicable to or binding upon the Shareholder or the Shareholder’s property or assets (including without limitation the Owned Shares), except for any such conflicts, violations, breaches, defaults, or Liens which would not materially interfere with, prevent, or materially delay the performance by the Shareholder of his or her obligations under this Agreement.

(e)   No consent, approval, or authorization of or designation, declaration, or filing with any Governmental Entity or other Person on the part of the Shareholder is required in connection with the execution and delivery of this Agreement by the Shareholder or the performance of this Agreement by the Shareholder, except where the failure to obtain any such consents, approvals, or authorizations or to make any such designations, declarations, or filings would not materially interfere with, prevent, or materially delay the performance by the Shareholder of his or her obligations under this Agreement. No consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform the Shareholder’s obligations under this Agreement.

3.   Agreement to Vote Shares. The Shareholder irrevocably and unconditionally agrees that, during the term of this Agreement as specified in Section 9 below, the Shareholder will vote the Shares, and will cause any holder of record of the Shares to vote the Shares, (a) in favor of approval of (i) the issuance by Reliant of the shares of Reliant Common Stock constituting the Merger Consideration pursuant to the terms of the Merger Agreement (the “Stock Issuance Proposal”), at every meeting of the shareholders of Reliant at which the Stock Issuance Proposal is considered and at every adjournment or postponement thereof, and (ii) any proposal to adjourn or postpone any such meeting of the shareholders of Reliant, if necessary to solicit additional proxies (1) to secure the quorum necessary to conduct the business of such meeting or (2) in favor of approval of the Stock Issuance Proposal, and (b) against (i) any action, proposal, transaction, agreement, or other matter which would or would reasonably be expected to result in a material breach of any representation, warranty, covenant, or other obligation or agreement of Reliant under the Merger Agreement or of the Shareholder under this Agreement, and (ii) any action, proposal, transaction, agreement, or other matter that would or would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger, the Second Step Merger, or the Bank Merger; provided, however, that, if the manner in which the Shares (or any portion thereof) are owned is such that the Shareholder does not have the right to cause the Shares to be so voted, the Shareholder shall use the Shareholder’s reasonable best efforts to cause the Shares to be so voted.

4.   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership, and economic benefits of and relating to the Shares shall remain with and belong to the Shareholder. The Shareholder (i) is entering into this Agreement solely on its own behalf and, except as expressly set forth in this Agreement, shall not have any obligation to perform on behalf of any other shareholder of Reliant and (ii) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or any other similar provision of applicable Law with any other shareholder of Reliant.

5.   No Voting Trust or Other Arrangement. The Shareholder agrees that the Shareholder will not, and will not permit any Person under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxy with respect to the Shares inconsistent with the intent of this Agreement, or subject any of the Shares to any arrangement with respect to the voting of the Shares, other than agreements entered into with the Reliant Parties.

6.   Transfer and Encumbrance. The Shareholder agrees that, during the term of this Agreement, the Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or otherwise dispose of or encumber (collectively, “Transfer”) any of the Shares, or enter into any contract, option, or other agreement or arrangement with respect to, or consent to, a Transfer of any of the Shares or the Shareholder’s voting or economic interest therein; provided, however, that this Section 6 shall not prohibit (i) a Transfer of the Shares by the Shareholder if, as a precondition to such Transfer, the transferee agrees in a written instrument, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement (including without limitation the provisions of Section 3 hereof pertaining to the voting of the Shares); (ii) a Transfer of the Shares by will or by operation of law, in which case this Agreement shall bind the transferee; or (iii) a Transfer of the Shares by the Shareholder to Reliant in connection with the vesting, settlement, or exercise of Reliant Equity Awards. Any attempted Transfer of the Shares or any interest therein in violation of this Section 6 shall be null and void.

7.   Waiver of Appraisal and Dissenters’ Rights. The Shareholder hereby waives and agrees not to assert or perfect any right of appraisal or right to dissent arising or existing in connection with the Merger Agreement or the Merger which the Shareholder may have by virtue of ownership of the Shares.

8.   Additional Shares. The Shareholder agrees that all shares of Reliant Common Stock, and all shares of any other class or series of capital stock of Reliant, that the Shareholder purchases, acquires the right to vote (other than as a named proxy), or otherwise acquires beneficial ownership (within the meaning of Rule 13d-3) of after the Shareholder’s execution of this Agreement (including without limitation any shares of Reliant capital stock issued as a dividend or in connection with a stock split or other distribution, recapitalization, or reclassification or shares issuable upon the conversion, vesting, settlement, or exercise of any warrant, right, option, restricted stock, restricted stock unit, or restricted share award, or other security) shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.

9.   Term; Termination. The term of this Agreement shall commence on the date of this Agreement. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms. Upon the termination of this Agreement, no party hereto shall have any further obligations or liability hereunder; provided, however, that the termination of this Agreement shall not relieve a party hereto of any liability for any breach of this Agreement occurring prior to the termination of this Agreement.

10.   No Agreement as Director or Officer. The Shareholder makes no agreement or understanding herein in the Shareholder’s capacity as a director or officer of Reliant. The Shareholder has executed this Agreement solely in his or her capacity as a beneficial owner of the Shares, and nothing in this Agreement (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer of Reliant.

11.   Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if such party fails to comply with any of the obligations imposed on such party by this Agreement, that every such obligation is material, and that, in the event of any such failure, the other party will not have an adequate remedy at law or adequate damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy (including the remedy of specific performance), in addition to remedies at law and/or damages, is an appropriate remedy for any such failure and that it will not oppose the seeking of such relief on the basis that a party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party seeking or obtaining any such equitable relief or remedy.

12.   Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written and oral, between the parties hereto with respect to the subject matter hereof and contains the entire, integrated agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provision hereof by a party shall be deemed a waiver of any other provision hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13.   Disclosure. The Shareholder expressly authorizes the Company and its Affiliates and Reliant and its Affiliates to publish and disclose in any announcement, filing, or disclosure required by the SEC, the Joint Proxy Statement/Prospectus, and any other filings made with a Governmental Entity in connection with the Merger Agreement or the transactions contemplated thereby, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement.

14.   Notice. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the parties at the following addresses (or such other addresses as the parties may designate from time to time by notice given in accordance with this Section 14):

(i)	If to the Company:
First Advantage Bancorp
Attention:	Earl O. Bradley III
Jerry Cooksey
1430 Madison Street
Clarksville, Tennessee 37040
with a copy (which shall not constitute notice) to:
Kilpatrick Townsend & Stockton LLP
Attention:	Gary Bronstein
Edward G. Olifer
Stephen F. Donahoe
607 14th Street, NW, Suite 900
Washington, DC 20005

(ii) If to the Shareholder, to the address of the Shareholder set forth below the Shareholder’s signature on the signature pages hereto.

15.   Miscellaneous.

(a)   This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Tennessee.

(b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, brought by the other party or its successors or assigns shall be brought and determined exclusively in a Tennessee state court located in Nashville, Davidson County, Tennessee, or the United States District Court for the Middle District of Tennessee, Nashville Division. Each of the parties hereto hereby irrevocably submits, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, by counterclaim, or otherwise, in any action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (1) the action or proceeding in such courts is brought in an inconvenient forum, (2) the venue of such action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(C).

(d)   If any term or provision of this Agreement is determined to be invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any determination that any term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

(e)   This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

(f)   All section headings contained in this Agreement are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g)   Neither this Agreement nor any of the rights, interests, duties, or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

(h)   The Shareholder acknowledges that (a) the law firm Butler Snow LLP represents the Reliant Parties in connection with the Merger Agreement and the transactions contemplated thereby, (b) the law firm Kilpatrick Townsend & Stockton LLP represents the Company in connection with the Merger Agreement and the transactions contemplated thereby, (c) neither of said firms has represented the Shareholder in connection with this Agreement or the Merger Agreement or any of the transactions contemplated thereby, and (d) the Shareholder has had the opportunity to consult with the Shareholder’s own legal counsel concerning the subject matter of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Voting Agreement as of the date first written above.

FIRST ADVANTAGE BANCORP

By:
Earl O. Bradley III
Chief Executive Officer

[•]

Number of shares of Reliant Common Stock owned by Shareholder: [•]

Address for Notice:

EXHIBIT B

FORM OF RELIANT VOTING AGREEMENT

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated [•], 2019, is entered into by and between Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), and [•] (the “Shareholder”).

R E C I T A L S

A.   Concurrently with the parties’ execution of this Agreement, Reliant, PG Merger Sub, Inc., a Tennessee corporation and direct, wholly owned subsidiary of Reliant (“Merger Sub” and together with Reliant, collectively, the “Reliant Parties”), and First Advantage Bancorp, a Tennessee corporation (the “Company”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) and the conversion of the outstanding shares of Company Common Stock (as defined below) into the right to receive the Merger Consideration.

B.   As a condition to their willingness to enter into the Merger Agreement, the Reliant Parties have required that the Shareholder execute and deliver this Agreement.

C.   In order to induce the Reliant Parties to enter into the Merger Agreement, the Shareholder is willing to make certain representations, warranties, covenants, and agreements with respect to the shares of common stock, $0.01 par value, of the Company (“Company Common Stock”) “beneficially owned” (within the meaning of Rule 13d-3 (“Rule 13d-3”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended) by the Shareholder, the number of which is set forth below the Shareholder’s signature on the signature page to this Agreement (the “Owned Shares,” and together with any additional shares of Company Common Stock or any other class or series of capital stock of the Company contemplated by Section 8 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Defined Terms. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2.   Representations of Shareholder. The Shareholder represents and warrants to Reliant that:

(a)   As of the date of this Agreement, the Shareholder is the beneficial owner (within the meaning of Rule 13d-3) of, and has good title to, all of the Owned Shares. The Owned Shares are owned by the Shareholder free and clear of any and all Liens, and, except for this Agreement, there are no options or other rights, agreements, arrangements, or commitments of any kind to which the Shareholder is a party or by or to which the Shareholder or the Owned Shares are bound or subject relating to the pledge, transfer, disposition, or voting of any of the Owned Shares, and there is no voting trust or voting agreement with respect to the Owned Shares.

(b)   As of the date of this Agreement, the Shareholder does not beneficially own (within the meaning of Rule 13d-3) any shares of Company Common Stock, or any shares of any other class or series of capital stock of the Company, other than the Owned Shares.

(c)   The Shareholder has all necessary legal power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid, and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms.

(d)   The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not, conflict with, violate, result in a breach of, constitute a default (with or without notice or lapse of time or both) under, or give rise to or result in the creation of a Lien on any of the Owned Shares pursuant to (i) any trust agreement, loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, contract, or other agreement or instrument to which the Shareholder is a party, by which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are bound, or to which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are subject, or (ii) to the Shareholder’s knowledge, any Law applicable to or binding upon the Shareholder or the Shareholder’s property or assets (including without limitation the Owned Shares), except for any such conflicts, violations, breaches, defaults, or Liens which would not materially interfere with, prevent, or materially delay the performance by the Shareholder of his or her obligations under this Agreement.

(e)   No consent, approval, or authorization of or designation, declaration, or filing with any Governmental Entity or other Person on the part of the Shareholder is required in connection with the execution and delivery of this Agreement by the Shareholder or the performance of this Agreement by the Shareholder, except where the failure to obtain any such consents, approvals, or authorizations or to make any such designations, declarations, or filings would not materially interfere with, prevent, or materially delay the performance by the Shareholder of his or her obligations under this Agreement. No consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform the Shareholder’s obligations under this Agreement.

3.   Agreement to Vote Shares. The Shareholder irrevocably and unconditionally agrees that, during the term of this Agreement as specified in Section 9 below, the Shareholder will vote the Shares, and will cause any holder of record of the Shares to vote the Shares, (a) in favor of approval of (i) the Merger Agreement and the transactions contemplated thereby, at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and (ii) any proposal to adjourn or postpone any such meeting of the shareholders of the Company, if necessary to solicit additional proxies (1) to secure the quorum necessary to conduct the business of such meeting or (2) in favor of approval of the Merger Agreement and the transactions contemplated thereby, and (b) against (i) any Acquisition Proposal, (ii) any action, proposal, transaction, agreement, or other matter which would or would reasonably be expected to result in a material breach of any representation, warranty, covenant, or other obligation or agreement of the Company under the Merger Agreement or of the Shareholder under this Agreement, and (iii) any action, proposal, transaction, agreement, or other matter that would or would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger, the Second Step Merger, or the Bank Merger; provided, however, that, if the manner in which the Shares (or any portion thereof) are owned is such that the Shareholder does not have the right to cause the Shares to be so voted, the Shareholder shall use the Shareholder’s reasonable best efforts to cause the Shares to be so voted.

4.   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Reliant any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership, and economic benefits of and relating to the Shares shall remain with and belong to the Shareholder.

5.   No Voting Trust or Other Arrangement. The Shareholder agrees that the Shareholder will not, and will not permit any Person under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxy with respect to the Shares inconsistent with the intent of this Agreement, or subject any of the Shares to any arrangement with respect to the voting of the Shares, other than agreements entered into with the Company.

6.   Transfer and Encumbrance. The Shareholder agrees that, during the term of this Agreement, the Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or otherwise dispose of or encumber (collectively, “Transfer”) any of the Shares, or enter into any contract, option, or other agreement or arrangement with respect to, or consent to, a Transfer of any of the Shares or the Shareholder’s voting or economic interest therein; provided, however, that this Section 6 shall not prohibit (i) a Transfer of the Shares by the Shareholder if, as a precondition to such Transfer, the transferee agrees in a written instrument, reasonably satisfactory in form and substance to Reliant, to be bound by all of the terms of this Agreement (including without limitation the provisions of Section 3 hereof pertaining to the voting of the Shares); (ii) a Transfer of the Shares by will or by operation of law, in which case this Agreement shall bind the transferee; or (iii) a Transfer of the Shares by the Shareholder to the Company in connection with the vesting, settlement, or exercise of Company Equity Awards. Any attempted Transfer of the Shares or any interest therein in violation of this Section 6 shall be null and void.

7.   Waiver of Appraisal and Dissenters’ Rights. The Shareholder hereby waives and agrees not to assert or perfect any right of appraisal or right to dissent arising or existing in connection with the Merger Agreement or the Merger which the Shareholder may have by virtue of ownership of the Shares.

8.   Additional Shares. The Shareholder agrees that all shares of Company Common Stock, and all shares of any other class or series of capital stock of the Company, that the Shareholder purchases, acquires the right to vote (other than as a named proxy), or otherwise acquires beneficial ownership (within the meaning of

Rule 13d-3) of after the Shareholder’s execution of this Agreement (including without limitation any shares of Company capital stock issued as a dividend or in connection with a stock split or other distribution, recapitalization, or reclassification or shares issuable upon the conversion, vesting, settlement, or exercise of any warrant, right, option, restricted stock, restricted stock unit, or restricted share award, or other security) shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.

9.   Term; Termination. The term of this Agreement shall commence on the date of this Agreement. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms. Upon the termination of this Agreement, no party hereto shall have any further obligations or liability hereunder; provided, however, that the termination of this Agreement shall not relieve a party hereto of any liability for any breach of this Agreement occurring prior to the termination of this Agreement.

10.   No Agreement as Director or Officer. The Shareholder makes no agreement or understanding herein in the Shareholder’s capacity as a director or officer of the Company. The Shareholder has executed this Agreement solely in his or her capacity as a beneficial owner of the Shares, and nothing in this Agreement (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer of the Company.

11.   Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if such party fails to comply with any of the obligations imposed on such party by this Agreement, that every such obligation is material, and that, in the event of any such failure, the other party will not have an adequate remedy at law or adequate damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy (including the remedy of specific performance), in addition to remedies at law and/or damages, is an appropriate remedy for any such failure and that it will not oppose the seeking of such relief on the basis that a party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party seeking or obtaining any such equitable relief or remedy.

12.   Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written and oral, between the parties hereto with respect to the subject matter hereof and contains the entire, integrated agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provision hereof by a party shall be deemed a waiver of any other provision hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13.   Disclosure. The Shareholder expressly authorizes Reliant and its Affiliates and the Company and its Affiliates to publish and disclose in any announcement, filing, or disclosure required by the SEC, the Joint Proxy Statement/Prospectus, and any other filings made with a Governmental Entity in connection with the Merger Agreement or the transactions contemplated thereby, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement.

14.   Notice. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the parties at the following addresses (or such other addresses as the parties may designate from time to time by notice given in accordance with this Section 14):

(i)	If to Reliant, to: Reliant Bancorp, Inc. Attention: DeVan D. Ard. Jr. 6100 Tower Circle, Suite 120 Franklin, Tennessee 37067

with a copy (which shall not constitute notice) to:

Butler Snow LLP Attention: Adam G. Smith 150 3rd Avenue South, Suite 1600 Nashville, Tennessee 37201

(ii)	If to the Shareholder, to the address of the Shareholder set forth below the Shareholder’s signature on the signature pages hereto.

15.   Miscellaneous.

(a)   This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Tennessee.

(b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, brought by the other party or its successors or assigns shall be brought and determined exclusively in a Tennessee state court located in Nashville, Davidson County, Tennessee, or the United States District Court for the Middle District of Tennessee, Nashville Division. Each of the parties hereto hereby irrevocably submits, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, by counterclaim, or otherwise, in any action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (1) the action or proceeding in such courts is brought in an inconvenient forum, (2) the venue of such action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO

REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(C).

(d)   If any term or provision of this Agreement is determined to be invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any determination that any term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

(e)   This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

(f)   All section headings contained in this Agreement are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g)   Neither this Agreement nor any of the rights, interests, duties, or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

(h)   The Shareholder acknowledges that (a) the law firm Butler Snow LLP represents the Reliant Parties in connection with the Merger Agreement and the transactions contemplated thereby, (b) the law firm Kilpatrick Townsend & Stockton LLP represents the Company in connection with the Merger Agreement and the transactions contemplated thereby, (c) neither of said firms has represented the Shareholder in connection with this Agreement or the Merger Agreement or any of the transactions contemplated thereby, and (d) the Shareholder has had the opportunity to consult with the Shareholder’s own legal counsel concerning the subject matter of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Voting Agreement as of the date first written above.

RELIANT BANCORP, INC.

By:
DeVan D. Ard, Jr.
President and Chief Executive Officer

[•]

Number of shares of Company Common Stock owned by Shareholder: [•]

Address for Notice:

EXHIBIT C

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Lock-Up Agreement”), dated as of [•], 2019, is entered into by and between Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), and the undersigned shareholder (the “Shareholder”) of First Advantage Bancorp, a Tennessee corporation (the “Company”).

WHEREAS, in connection with the proposed acquisition of the Company by Reliant, and in consideration of the Company, Reliant, and Merger Sub entering into that certain Agreement and Plan of Merger dated as of October 22, 2019, (the “Merger Agreement”), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Reliant to enter into the Merger Agreement, the Shareholder, who will receive [•] shares of Reliant Common Stock as partial consideration for the Shareholder’s shares of Company Common Stock in connection with the Merger, hereby agrees with Reliant as follows:

1.   During the period commencing on the date on which the Effective Time occurs and ending at 5:00 p.m. Central Time on the date which is 90 days following the date on which the Effective Time occurs (the “Lock-Up Period”), the Shareholder will not directly or indirectly, and will not take any action to:

(a)   offer, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, transfer, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of any shares of Reliant Common Stock now owned or hereafter acquired, or with respect to which the Shareholder has or hereafter acquires the power of disposition, including shares of Reliant Common Stock received by or to be received by the Shareholder pursuant to the Merger Agreement;

(b)   enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Reliant Common Stock, whether any such transaction is to be settled by delivery of Reliant Common Stock or other securities, in cash, or otherwise; or

(c)   publicly disclose an intention to effect any transaction contemplated by clauses (a) or (b) of this Section 1.

2.   Any attempted transfer of Reliant Common Stock in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer records of Reliant.

3.   This Lock-Up Agreement will not prohibit the Shareholder from making transfers of Reliant Common Stock:

(a)   if the Shareholder is a natural person, (i) as a bona fide gift of shares of Reliant Common Stock; (ii) by operation of law, such as pursuant to a divorce settlement or decree; (iii) by will or by intestate succession; or (iv) to any entity directly or indirectly controlled by or under common control with the Shareholder; or

(b)   if the Shareholder is a trust, to any grantors or beneficiaries of the trust;

provided, however, that with respect to each of the transfers described in clauses (a) and (b) above, (i) such transfer is not for value and (ii) prior to such transfer, the donee, distributee, transferee, or the trustee or legal guardian on behalf of any donee, distributee, or transferee, or the grantor or beneficiary, as applicable, of the trust agrees in writing to be bound by the terms of this Lock-Up Agreement. For purposes of this Lock-Up Agreement, the terms “controls,” “controlled by,” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

4.   The Shareholder also agrees and consents to the entry of stop transfer instructions with Reliant and its transfer agent and registrar against the transfer of the Shareholder’s shares of Reliant Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Reliant and its transfer agent are each hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Reliant may cause a legend in the form set forth below, or a legend substantially equivalent thereto, to be placed upon any certificates or other documents, ledgers, or instruments evidencing the Shareholder’s ownership of Reliant Common Stock:

THE SHARES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF RELIANT BANCORP, INC.

5.   If the Merger Agreement is terminated without the consummation of the Merger, this Lock-Up Agreement shall automatically terminate and shall be of no further force and effect.

6.   Reliant agrees that upon the earlier of (i) the termination of the Merger Agreement or (ii) the expiration of the Lock-Up Period, it shall immediately and solely at Reliant’s own expense instruct Reliant’s transfer agent to remove any legend placed upon any certificates or other documents, ledgers, or instruments evidencing the Shareholder’s ownership of Reliant Common Stock pursuant to the terms of this Lock-Up Agreement.

7.   The Shareholder hereby represents and warrants that the Shareholder has full power and authority and legal capacity to enter into this Lock-Up Agreement. Upon request, the Shareholder will execute any additional documents necessary in connection with the enforcement hereof. The Shareholder may not assign or delegate this Lock-Up Agreement or any of the Shareholder’s rights, interests, duties, or obligations hereunder without the prior written consent of Reliant. Subject to the preceding sentence, this Lock-Up Agreement and any obligations of the Shareholder hereunder shall be binding upon the heirs, executors, administrators, personal representatives, successors, and permitted assigns of the Shareholder.

8.   The Shareholder understands that Reliant will proceed with the Merger in reliance on this Lock-Up Agreement. Moreover, the Shareholder understands and agrees that Reliant and the Company are relying upon the accuracy, completeness, and truth of the Shareholder’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

9.   Reliant and the Shareholder agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that Reliant shall be entitled to equitable relief, including injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. If Reliant institutes any legal suit, action, or proceeding (a “Legal Proceeding”) against the Shareholder to enforce, or otherwise arising out of, this Lock-Up Agreement, Reliant shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs Reliant incurs in connection with such Legal Proceeding, including attorneys’ fees and expenses and court costs, if the Shareholder is found by a court to be at fault and liable.

10.   All notices, requests, consents, and other communications required or permitted under or related to this Lock-Up Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case addressed to, in the case of the Shareholder, the Shareholder’s address set forth on the signature page hereto, and, in the case of Reliant or the Company, their respective addresses set forth in the Merger Agreement.

11.   This Lock-Up Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

12.   EACH OF THE SHAREHOLDER AND RELIANT KNOWINGLY AND VOLUNTARILY HEREBY (A) IRREVOCABLY SUBMITS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF TENNESSEE LOCATED IN NASHVILLE, DAVIDSON COUNTY, TENNESSEE, OR IN THE EVENT (BUT ONLY IN THE EVENT) THAT NO SUCH STATE COURT HAS JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE MIDDLE DISTRICT OF TENNESSEE, NASHVILLE DIVISION (THE “TENNESSEE COURTS”), IN RESPECT OF ANY LEGAL PROCEEDING OR OTHER CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS LOCK-UP AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, (B) IRREVOCABLY WAIVES AND AGREES NOT TO ASSERT AS A DEFENSE IN OR TO ANY SUCH LEGAL PROCEEDING OR OTHER CLAIM, ACTION, SUIT, OR PROCEEDING THAT THE SHAREHOLDER OR RELIANT, AS APPLICABLE, IS NOT SUBJECT TO THE JURISDICTION OF THE

TENNESSEE COURTS, THAT SUCH LEGAL PROCEEDING OR OTHER CLAIM, ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE TENNESSEE COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE, OR THAT THIS LOCK-UP AGREEMENT MAY NOT BE CONSTRUED, INTERPRETED, OR ENFORCED IN OR BY THE TENNESSEE COURTS, AND (C) IRREVOCABLY AGREES THAT ALL CLAIMS A PART OF OR WITH RESPECT TO ANY SUCH LEGAL PROCEEDING OR OTHER CLAIM, ACTION, SUIT, OR PROCEEDING SHALL BE HEARD AND DETERMINED BY THE TENNESSEE COURTS. EACH OF THE SHAREHOLDER AND RELIANT HEREBY GRANTS THE TENNESSEE COURTS JURISDICTION OVER THE PERSONS OF THE SHAREHOLDER AND RELIANT AND, TO THE EXTENT PERMITTED BY LAW, OVER THE SUBJECT MATTER OF ANY SUCH LEGAL PROCEEDING OR OTHER CLAIM, ACTION, SUIT, OR PROCEEDING.

13.   This Lock-Up Agreement represents the entire understanding of Reliant and the Shareholder with respect to the subject matter hereof and supersedes any and all prior agreements, understandings, and arrangements, whether written or oral, between Reliant and the Shareholder with respect to such subject matter.

14.   This Lock-Up Agreement may not be amended except by an instrument in writing signed on behalf of or by each of Reliant and the Shareholder.

15.   Capitalized terms used and not otherwise defined in this Lock-Up Agreement shall have the meanings ascribed to such terms in the Merger Agreement. Whenever the words “include,” “includes,” and “including” are used in this Lock-Up Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Lock-Up Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Lock-Up Agreement shall be deemed to include all genders. Reliant and the Shareholder have participated jointly in the negotiation and drafting of this Lock-Up Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Lock-Up Agreement shall be construed as if drafted jointly by Reliant and the Shareholder and no presumption or burden of proof shall arise favoring or disfavoring either Reliant or the Shareholder by virtue of the authorship of any of the provisions of this Lock-Up Agreement.

16.   This Lock-Up Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Lock-Up Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Lock-Up Agreement effective as of the date first set forth above.

RELIANT BANCORP, INC.

By:
DeVan D. Ard, Jr.
President and Chief Executive Officer

SHAREHOLDER:

[•]

Address:

EXHIBIT D

FORM OF RESTRICTIVE COVENANT AGREEMENT

RESTRICTIVE COVENANT AGREEMENT

THIS RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is executed as of [•], 2019 by and among First Advantage Bancorp, a Tennessee corporation (“Company”), First Advantage Bank, a Tennessee chartered banking corporation (“Bank”), and [•] (“Employee”).

RECITALS

WHEREAS, Company and Bank jointly employ Employee pursuant to that certain Employment Agreement dated [•] by and among Company, Bank and Employee (as amended from time to time, the “Employment Agreement”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of October 22, 2019, by and among Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), PG Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of Reliant (“Merger Sub”), and Company (the “Merger Agreement”), Merger Sub is to merge with and into Company, with Company being the surviving corporation, and, thereafter, Company is to merge with and into Reliant, with Reliant being the surviving corporation;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of October 22, 2019, by and between Reliant Bank, a Tennessee chartered banking corporation (“Reliant Bank”), and Bank (the “Bank Merger Agreement”), Bank is to merge with and into Reliant Bank, with Reliant Bank being the surviving corporation, following the merger of Company with Reliant described above (the “Bank Merger”);

WHEREAS, pursuant to the Merger Agreement, Company and Bank are (a) required to terminate the Employment Agreement and (b) obligated to require Employee to enter into this Agreement; and

WHEREAS, immediately prior to the execution of this Agreement, Company and Bank have terminated the Employment Agreement and Employee is now jointly employed by Company and Bank as an at-will employee.

NOW, THEREFORE, in consideration of the premises, the representations set forth herein, the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, it is mutually agreed as follows:

1.   Definitions. All capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. Whenever used in this Agreement, the following terms and their variant forms shall have the meanings set forth below:

(a)   “Affiliate” shall mean, with respect to any entity, any other entity that controls, is controlled by, or is under common control with such entity. For this purpose, “control” means ownership of more than 50% of the ordinary voting power of the outstanding equity securities of an entity.

(b)   “Agreement” has the meaning given in the first paragraph of this Agreement.

(c)   “Bank” has the meaning given in the first paragraph of this Agreement.

(d)   “Bank Merger Agreement” has the meaning given in the third recital of this Agreement.

(e)   “Company” has the meaning given in the first paragraph of this Agreement.

(f)   “Competing Business” shall mean any person (other than Company and Bank and their successors or any of their Affiliates) that is conducting any business that is the same or substantially the same as the Restricted Business.

(g)   “Confidential Information” shall mean all information not generally known to the public, whether spoken, printed, electronic, or in any other form or medium, relating to the business, practices, policies, plans, prospects, operations, results of operations, financial condition or results, strategies, know-how, patents, trade secrets, inventions, intellectual property, records, suppliers, vendors, customers, clients, products, services, employees, independent contractors, personnel, systems, or internal controls of Company and Bank and their successors or any of their Affiliates, or of any other person that has entrusted information to Company and Bank and their successors or any their Affiliates in confidence, as well as any other information that is marked or otherwise identified as confidential or proprietary or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and under the circumstances in which the information is known or used. The term “Confidential Information” shall include information developed by Employee in the course of Employee’s employment by Employer as if Employer furnished the same Confidential Information to Employee in the first instance. The term “Confidential Information” shall not include information that, through no fault of Employee or person(s) acting in concert with Employee or on Employee’s behalf, is generally available to and known by the public at the time of disclosure to Employee or thereafter becomes generally available to and known by the public.

(h)   “Employee” has the meaning given in the first paragraph of this Agreement.

(i)   “Employer” shall mean Company (and its successors) and Bank (and its successors), jointly.

(j)   “Employment Agreement” has the meaning given in the first recital of this Agreement.

(k)   “Merger Agreement” has the meaning given in the second recital of this Agreement.

(l)   “Merger Sub” has the meaning given in the second recital of this Agreement.

(m)   “Parties” shall mean Company, Bank, and Employee, collectively. “Party” shall mean any of Company, Bank or Employee, individually.

(n)   “Post-Termination Period” shall mean a period of 18 months (subject to extension as set forth in Section 3(f)) following the effective date of the termination of Employee’s employment, whether such employment is terminated by Employer or Employee.

(o)   “Reliant” has the meaning given in the second recital of this Agreement.

(p)   “Reliant Bank” has the meaning given in the third recital of this Agreement.

(q)   “Restricted Area” shall mean (i) during the period of Employee’s employment, a radius of 75 miles from each banking office (whether a main office, branch office, or loan or deposit production office) maintained by Company or Bank or any of their Affiliates (or, if the Bank Merger is consummated, Reliant or Reliant Bank or any of their Affiliates) from time to time during such period of employment and (ii) following the termination of Employee’s employment, a radius of 75 miles from each banking office (whether a main office, branch office, or loan or deposit production office) maintained by Company or Bank or any of their Affiliates (or, if the Bank Merger is consummated, Reliant or Reliant Bank or any of their Affiliates) at the time of termination of Employee’s employment.

(r)   “Restricted Business” shall mean any business conducted by Company or Bank or any of their Affiliates (or, if the Bank Merger is consummated, Reliant or Reliant Bank or any of their Affiliates), including the business of commercial, retail, mortgage, and consumer banking.

2.   Confidential Information.

(a)   Employee understands and acknowledges that, during the course of Employee’s employment with Employer, Employee will have access to and learn of and about Confidential Information. Employee acknowledges and agrees that all Confidential Information that Employee accesses, receives, learns of, or develops while Employee is employed by Employer shall be and will remain the sole and exclusive property of Company and Bank and their successors or their Affiliates, as applicable.

(b)   Employee understands and acknowledges that Company and Bank and their successors and their Affiliates have invested, and continue to invest, substantial time, money, and specialized knowledge into developing their resources, creating a customer base, generating customer and potential customer lists, training their employees, and improving their offerings in the field of banking and financial services. Employee understands and acknowledges that, as a result of these efforts, Company and Bank and their successors and their Affiliates have created and continue to use and create Confidential Information, and that the Confidential Information provides Company and Bank and their successors and their Affiliates with a competitive advantage over others in the marketplace.

(c)   Employee covenants and agrees (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or in part, to any person whatsoever not having a need to know and authority to know and use the Confidential Information in connection with the business of Company and Bank and their successors or their Affiliates, except as required in the performance of Employee’s authorized employment duties to Employer in each instance (in which case such disclosure shall be made only within the limits and to the extent of such duties); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of Company and Bank and their successors or their Affiliates, except as required in the performance of Employee’s authorized employment duties to Employer in each instance (in which case such access, use, copying, or removal shall be only within the limits and to the extent of such duties). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law, rule, or regulation or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, rule, regulation, or order. Employee shall promptly provide written notice of any such order to the Chief Executive Officer of Bank.

(d)   Employee understands and acknowledges that Employee’s obligations under this Agreement with regard to any particular Confidential Information shall commence, or shall be deemed to have commenced, immediately upon Employee first having access to such Confidential Information and shall continue during and after Employee’s employment by Employer until such time as such Confidential Information has become public knowledge other than as a result of Employee’s breach of this Agreement or a breach by any person acting in concert with or at the direction of Employee or on Employee’s behalf.

(e)   At any time upon request by any of Company and Bank and their successors or any of their Affiliates, and in any event upon termination of Employee’s employment with Employer, Employee will promptly deliver to Company and Bank and their successors and their Affiliates, as applicable, all property of or belonging to Company and Bank and their successors or their Affiliates, including without limitation all Confidential Information, then in Employee’s possession or control.

3.   Restrictive Covenants.

(a)   Non-Competition. Employee agrees that, during the period of Employee’s employment by Employer and, following the termination of Employee’s employment for any reason, for the duration of the Post-Termination Period, except as otherwise provided on Schedule I hereto, Employee will not (except on behalf of Employer) (i) within the Restricted Area, either directly or indirectly, on Employee’s own behalf or in the service of or on behalf of others, engage in any business, activity, enterprise, or venture competitive with the Restricted Business; (ii) within the Restricted Area, either directly or indirectly, perform for any Competing Business any banking or banking-related services, or other services of the type performed, or similar to the type performed, by Employee for on behalf of Employer; (iii) within the Restricted Area, accept employment with or be employed by any person engaged in any business, activity, enterprise, or venture competitive with the Restricted Business; (iv) work for or with, consult for, or otherwise be affiliated with or be employed by any person or group of persons proposing to establish a new financial institution; or (v) directly or indirectly own an equity interest in any Competing Business, except that this shall not prohibit passive ownership by Employee of less than 5% of any class of equity securities of a Competing Business.

(b)   Non-Solicitation of Customers. Employee agrees that, during the period of Employee’s employment by Employer and, following the termination of Employee’s employment for any reason, for the duration of the Post-Termination Period, Employee will not directly or indirectly (except on behalf of Employer), on Employee’s own behalf or in the service of or on behalf of others, solicit, divert, or appropriate, or attempt to solicit, divert, or appropriate, any business from any customers of Company or Bank or their successors or any of their Affiliates, including prospective customers actively sought by Company or Bank or their successors or any of their Affiliates with whom Executive has or had contact during the last two years of Executive’s employment with Employer for purposes of selling, offering, or providing products or services that are competitive with those sold, offered, or provided by Company or Bank or their successors or any of their Affiliates.

(c)   Non-Solicitation of Employees. Employee agrees that, during the period of Employee’s employment by Employer and, following the termination of Employee’s employment for any reason, for the duration of the Post-Termination Period, Employee will not directly or indirectly, on Employee’s own behalf or in the service of or on behalf of others, solicit, recruit, or hire away, or attempt to solicit, recruit, or hire away, any employee of Company or Bank or their successors or any of their Affiliates, regardless of whether such employee is a full-time, part-time, or temporary employee or such employee’s employment is pursuant to a written agreement, for a determined period, or at will.

(d)   Non-Disparagement. Employee agrees that, both during the period of Employee’s employment by Employer and following the termination of Employee’s employment, Employee will not make any disparaging statements or remarks (written or oral) about Company or Bank or their successors or any of their Affiliates or any of their respective officers, directors, employees, shareholders, agents, or representatives. This non-disparagement provision shall not apply (i) if Employee is subpoenaed or ordered by a court or other governmental authority to testify or give evidence and must, of course, respond truthfully, (ii) to conduct otherwise protected by the Sarbanes-Oxley Act of 2002, as amended, or other applicable law, including truthful, good-faith reports of possible violations of law to a governmental agency, entity, or official, (iii) if Employee provides truthful information to a governmental agency, entity, or official, or (iv) to conduct or testimony in the context of enforcing the terms of this Agreement. Employer agrees that, following the termination of Employee’s employment, Employer will instruct its directors and executive officers to refrain from making any disparaging statements or remarks (written or oral) about Employee.

(e)   Modification. The Parties agree that the provisions of this Agreement represent a reasonable balancing of their respective interests and have attempted to limit the restrictions imposed on Employee to those necessary to protect Company and Bank and their successors and any of their Affiliates from inevitable disclosure of Confidential Information and/or unfair competition. The Parties agree that, if the scope or enforceability of this Agreement is in any way disputed at any time and an arbitrator, court, or other trier of fact determines that the scope of the restrictions contained in this Agreement is unenforceable or overbroad, then such arbitrator, court, or other trier of fact may modify the scope of the restrictions contained in this Agreement to allow such restrictions to not be overbroad and to be enforceable.

(f)   Tolling. Employee agrees that, in the event Employee breaches this Section 3, the Post-Termination Period shall be tolled during, and therefore extended by, the period of such breach.

(g)   Remedies. Employee agrees that the covenants contained in Section 2 and this Section 3 are of the essence of this Agreement; that each of such covenants is reasonable and necessary to protect the business, interests, and properties of Company and Bank and their successors and their Affiliates; and that irreparable loss and damage may be suffered by Company and Bank and their successors and their Affiliates should Employee breach any of such covenants. Therefore, Employee agrees and consents that, in addition to all other remedies provided by or available at law or in equity, Company and Bank and their successors or their Affiliates shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated or threatened breach of any of the covenants contained in Section 2 or Section 3 of this Agreement and that, in such event, Company and Bank and their successors and their Affiliates shall not be required to post a bond. Company and Bank and Employee agree that all remedies available to Company and Bank and their successors and their Affiliates shall be cumulative.

(h)   Consideration. Employee acknowledges that the restrictions contained in this Agreement are reasonable and necessary to protect the legitimate interests of Company and Bank and their successors and their Affiliates and constitute a material inducement to Company and Bank and their successors to consummate the transactions contemplated by the Merger Agreement and the Bank Merger Agreement.

4.   Severability. The Parties agree that each of the provisions included in this Agreement is separate, distinct, and severable from the other provisions of this Agreement and that the invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between the provision and any applicable law, rule, regulation, or public policy, the provision shall be redrawn to make the provision consistent with, and valid and enforceable under, such law, rule, regulation, or public policy.

5.   No Set-Off by Employee. The existence of any claim, demand, action, or cause of action by Employee against Company or Bank or their successors or any of their Affiliates, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company and Bank and their successors or their Affiliates of any rights under this Agreement.

6.   Notices. All notices, requests, waivers, and other communications required or permitted hereunder shall be in writing and shall be either personally delivered; sent by national overnight courier service, postage prepaid, next-business-day delivery guaranteed; or mailed by first class United States Mail, postage prepaid return receipt requested, to the recipient at the address below indicated:

If to Company:

[•]
[•]
Attention: [•]

If to Bank:

[•]
[•]
Attention: [•]

If to Employee:

[•]
[•]

or to such other address or to the attention of such other person as the recipient Party shall have specified by prior written notice to the sending Party. All such notices, requests, waivers, and other communications shall be deemed to have been effectively given: (a) when personally delivered to the Party to be notified; (b) two business days after deposit with a national overnight courier service, postage prepaid, addressed to the Party to be notified as set forth above with next-business-day delivery guaranteed; or (c) four business days after deposit in the United States Mail, first class, postage prepaid with return receipt requested, at any time other than during a general discontinuance of postal service due to strike, lockout, or otherwise (in which case such notice, request, waiver, or other communication shall be effectively given upon receipt), and addressed to the Party to be notified as set forth above.

7.   Assignment. Each of Company and Bank may assign this Agreement and assign its rights and delegate any obligations it has hereunder without the consent of Employee. This Agreement is a personal contract, and neither this Agreement nor the duties or obligations of Employee hereunder may be assigned or delegated by Employee. Subject to the preceding provisions of this Section 7, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

8.   Waiver. A waiver by a Party of any provision of this Agreement or of any breach of this Agreement by any other Party shall not be effective unless in a writing signed by the Party granting such waiver, and no waiver shall operate or be construed as a waiver of the same or any other provision or breach on any other occasion.

9.   Applicable Law and Choice of Forum. This Agreement shall be governed by and construed and enforced under and in accordance with the laws of the State of Tennessee, without regard to or the application of principles of conflicts of laws. The Parties agree that any litigation, suit, action, or proceeding arising out of or related to this Agreement shall be instituted exclusively in the United States District Court for the Middle District of Tennessee or the courts of the State of Tennessee sitting in Williamson County, Tennessee, and each Party irrevocably submits to the exclusive jurisdiction of and venue in such courts and waives any objection it might otherwise have to the jurisdiction of or venue in such courts.

10.   Jury Trial Waiver. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT.

11.   Interpretation. Words used herein importing any gender include all genders. Words used herein importing the singular shall include the plural and vice versa. When used herein, the terms “herein,”

“hereunder,” “hereby,” “hereto,” and “hereof,” and any similar terms, refer to this Agreement. When used herein, the term “person” shall include an individual, a corporation, a limited liability company, a partnership, an association, a trust, and any other entity or organization, whether or not incorporated. Any captions, titles, or headings preceding the text of any section or subsection of this Agreement are solely for convenience of reference and shall not constitute part of this Agreement or affect its meaning, construction, or effect.

12.   Entire Agreement. This Agreement embodies the entire and final, integrated agreement of the Parties on the subject matter stated in this Agreement and supersedes all prior understandings and agreements (oral and written) of the Parties relating to the subject matter of this Agreement. No amendment or supplement to or modification of this Agreement shall be valid or binding upon any Party unless made in writing and signed by all Parties.

13.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original manually signed copy of this Agreement.

14.   Rights of Third Parties. Each of Reliant, Reliant Bank and their successors and Affiliates and the successors and Affiliates of Company and Bank are intended third party beneficiaries of this Agreement and shall have the right and power to enforce the provisions of this Agreement. Otherwise, nothing herein expressed is intended to or shall be construed to confer upon or give to any person, other than the Parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

15.   Legal Fees. In the event of any claim, action, suit, or proceeding arising out of or in any way relating to this Agreement, the prevailing Party or Parties shall be entitled to recover from the non-prevailing Party or Parties all reasonable fees, expenses, and disbursements, including without limitation reasonable attorneys’ fees and court costs, incurred by such prevailing Party or Parties in connection with such claim, action, suit, or proceeding, in addition to any other relief to which such prevailing Party or Parties may be entitled at law or in equity.

16.   Survival. The rights and obligations of the Parties under this Agreement shall survive the termination of Employee’s employment with Employer.

17.   Representations Regarding Restrictive Covenants and Other Agreements. Employee represents and warrants that the execution, delivery, and performance of this Agreement by Employee do not and will not conflict with, breach, violate, or cause a default under any contract, agreement, instrument, order, judgment, or decree to which Employee is a party or by which Employee is bound.

18.   Right to Contact. Employee acknowledges and agrees that Company and Bank and their successors and their Affiliates shall retain and have the right to contact any new or potential employer of Employee (or other business) and apprise such person of Employee’s responsibilities and obligations owed under this Agreement.

19.   At Will Employment. Nothing contained herein constitutes, nor should it be interpreted, deemed or construed to imply, a contract of employment for any specific term. Employee’s employment with Employer is at will, meaning either Employee or Employer may terminate the employment relationship at any time for any reason or for no reason at all. Employee acknowledges, understands and agrees that the execution of this Agreement and performance hereunder does not constitute a promise or contract of continued employment.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY:

FIRST ADVANTAGE BANCORP,
a Tennessee corporation

By:
Name:
Its:

BANK:

FIRST ADVANTAGE BANK,
a Tennessee chartered banking corporation

By:
Name:
Its:

EMPLOYEE:

[•]

[Signature Page to Restrictive Covenant Agreement]

Appendix B

TENNESSEE CODE
TITLE 48 CORPORATIONS AND ASSOCIATIONS
CHAPTER 23
DISSENTERS’ RIGHTS

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1)   “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)   “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203-48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3)   “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)   “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5)   “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6)   “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)   “Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a)   A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)   Consummation of a plan of merger to which the corporation is a party:

(A)   If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B)   If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2)   Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3)   Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4)   An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)   Alters or abolishes a preferential right of the shares;

(B)   Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)   Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)   Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E)   Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5)   Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;

(6)   Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title; or

(7)   In accordance with and to the extent provided in § 48-28-104(b), an amendment to the charter of a corporation as described in § 48-28-104(b)(l), or consummation of a merger or plan of share exchange as described in § 48-28-104(b)(2).

(b)   A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c)   Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a)   A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)   A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1)   Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)   Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

§ 48-23-201. Notice of dissenters’ rights.

(a)   Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b)   In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c)   Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1)   Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2)   Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d)   A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a)   If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1)   Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2)   Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b)   If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c)   A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a)   If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(I) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b)   The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1)   Supply a form that:

(A)   Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B)   If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C)   Requires the shareholder asserti.ng dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2)   State:

(A)   Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B)   A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C)   The corporation’s estimate of the fair value of shares;

(D)   That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E)   [Deleted by 2015 amendment.]

(3)   Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a)   A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)   The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c)   A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d)   A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a)   The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b)   The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a)   Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b)   The payment must be accompanied by:

(1)   The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)   A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to § 48-23-203(b)(2)(C);

(3)   An explanation of how the interest was calculated;

(4)   A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5)   A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a)   If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)   If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a)   A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b)   To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a)   A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1)   The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2)   The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3)   The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b)   A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

§ 48-23-301. Court action.

(a)   If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)   The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)   The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)   The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)   Each dissenter made a party to the proceeding is entitled to judgment:

(1)   For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2)   For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Courts costs and counsel fees.

(a)   The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b)   The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1)   The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2)   Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

PIPER JAFFRAY & CO.

October 22, 2019

Board of Directors
Reliant Bancorp, Inc.
6100 Tower Circle
Suite 120
Franklin, TN 37067

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Reliant Bancorp, Inc. (the “Company”) of the Aggregate Merger Consideration (as defined below) to be issued and paid by the Company pursuant to a draft of the Agreement and Plan of Merger (the “Agreement”), to be entered into by and among the Company, PG Merger Sub, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), and First Advantage Bancorp (the “Target”). The Agreement provides for the merger (the “Initial Merger”) of Merger Sub with and into the Target, with the Target continuing as the surviving corporation of the Initial Merger, followed by the merger (the “Second Step Merger” and, together with the Initial Merger, the “Transaction”) of the Target with and into the Company, with the Company continuing as the surviving corporation of the Second Step Merger. The Agreement further provides, among other things, that each share of common stock, par value $0.01 per share (the “Target Common Stock”), of the Target, other than shares of Target Common Stock that, immediately prior to the closing of the Transaction, are owned or held by the Company, Merger Sub or the Target or any of their respective subsidiaries or as to which the holder thereof has perfected its rights to dissent under Chapter 23 of the Tennessee Business Corporation Act, will be converted into the right to receive (a) $3.00 in cash, without interest (the “Cash Consideration”), subject to adjustment in accordance with the Agreement (as to which we express no opinion), and (b) 1.17 shares of common stock, par value $1.00 per share (the “Company Common Stock”), of the Company (the “Stock Consideration” and, together with the Cash Consideration, the “Aggregate Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of an execution version of the Agreement made available to us on October 21, 2019; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Target which was publicly available, (iii) reviewed and analyzed certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Target, on a stand-alone basis, that was publicly available, as well as certain other information that was furnished to us by the Company and the Target, including, among other things, (a) financial forecasts provided to, and discussed with, us by the management of the Target relating to the Target’s business, (b) financial forecasts provided to, and discussed with, us by the management of the Company relating to the Target’s business (the “Company’s Forecasts for the Target”) and to the Company’s business (the “Company’s Forecasts for the Company”), and (c) analyses and forecasts of certain cost savings and other synergies expected by management of the Company to result from the Transaction (the “Synergies”); (iv) conducted discussions with members of senior management and representatives of the Company and the Target concerning the matters described in clauses (ii) and (iii) above, as well as the respective businesses and prospects of the Company and the Target before and after giving effect to the Transaction and the Synergies; (v) reviewed the current and historical reported prices and trading activity of the Company Common Stock and the Target Common Stock and similar information for certain other companies deemed by us to be comparable to the Company and the Target, respectively; (vi) compared the financial performance of the Company and the Target with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of our analyses and this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Company’s Forecasts for the Target, the Company’s Forecasts for the Company and the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company and the Target, respectively. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and the Target, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Target and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto, (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder and (v) the First Advantage Tangible Common Equity (as defined in, and calculated pursuant to, the Agreement) will be greater than or equal to $77,250,000 and, as a consequence, no reduction to the Cash Consideration will be made in accordance with the Agreement. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company, the Target or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Target, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Target under any state or federal law relating to bankruptcy, insolvency or similar matters. As you are aware, we are not experts in evaluating the adequacy of the allowance for loan losses or fair value assessments with respect to loan portfolios and our services did not include any review of any credit files of the Company or the Target or any determination or evaluation by us with respect thereto. Accordingly, we have made no analysis of, and express no opinion as to, the adequacy of the Company’s or the Target’s allowance for loan losses or fair value assessments and we have assumed, with your consent, that such allowance for loan losses will be adequate to cover any such losses. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Target or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Target or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Target is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction and the previously announced acquisition by the Company of Tennessee Community Bank Holdings, Inc.

As you are aware, no company or transaction used in any analysis for purposes of comparison is identical to the Company, the Target or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, the Target and Transaction were compared and other factors that could affect the public trading value or transaction value of the companies.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which shares of Company Common Stock or Target Common Stock may trade following announcement of the Transaction or at any time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or coming to our attention after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor in connection with the Transaction and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Target for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Target or entities that are affiliated with the Company or the Target, for which we would expect to receive compensation.

This opinion is provided to the Board of Directors (in its capacity as such) of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Transaction in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Aggregate Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address: (i) the basic business decision to proceed with or effect the Transaction; (ii) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company; (iii) any other terms contemplated by the Agreement or the fairness of the Transaction to, or any consideration received in connection therewith by, any creditor or other constituency of the Company: or (iv) the solvency or financial viability of the Company or the Target at the date hereof, upon consummation of the Transaction, or at any future time. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the Aggregate Merger Consideration to be issued and paid by the Company in the Transaction or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Aggregate Merger Consideration to be issued and paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Appendix D

October 22, 2019

Board of Directors
First Advantage Bancorp
1430 Madison Street
Clarksville, TN 37040

Members of the Board of Directors:

We understand that Reliant Bancorp, Inc. (“Reliant”) and First Advantage Bancorp (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, PR Merger Sub, Inc., a wholly-owned subsidiary of Reliant (“Merger Sub”), will be merged with and into the Company with the Company surviving as a wholly-owned subsidiary of Reliant (the “Transaction”), and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Shares”), other than Excluded Shares (as defined in the Agreement) and shares for which the holder shall have perfected dissenter’s rights (collectively, the “Excluded Shares”), will be converted as of the effective time of the Transaction into the right to receive (x) 1.17 shares of Reliant common stock, par value $1.00 per share (“Reliant Common Stock”), and (y) $3.00 per share without interest (items (x) and (y) together, the “Transaction Consideration”), subject to adjustment pursuant to the terms of the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Transaction Consideration to be received by the holders of the Common Shares (other than Excluded Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of our Opinion, and with your consent, we have assumed the value of the Transaction Consideration to be $30.95 per share, which is based in relevant part on Reliant’s closing stock price of $23.89 on October 21, 2019.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as contained in the draft Agreement and Plan of Merger by and among Reliant, Merger Sub and the Company dated October 21, 2019 (the “Agreement”);
2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the fiscal quarter ending December 31, 2019 and the fiscal years ending December 31, 2019 through December 31, 2024, as approved for our use by the Company (the “Projections”);
3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;
4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;
5.	reviewed Reliant’s recent financial statements and certain other publicly available information regarding Reliant;
6.	reviewed the financial and operating performance of the Company and those of selected public companies that we deemed to be relevant;
7.	considered the publicly available financial terms of certain transactions we deemed to be relevant;
8.	reviewed the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;
9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;
10.	assessed the current market environment generally and the banking environment in particular;

11.	received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and
12.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry, including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. As contemplated by the Agreement, we have assumed that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of October 21, 2019 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of Reliant Common Stock in the future and, specifically, following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Reliant at that time. Our opinion is limited to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of the Common Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting, regulatory and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction, including without limitation, that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Reliant or the ability of the Company or Reliant to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction, for which it has received a fee and will receive additional fees for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Raymond James is serving as agent for a share purchase program on behalf of the Company, for which it has not received commissions in the two years preceding the date of this letter but for which it may be paid commissions in the future. During the two years preceding the date of this letter, Raymond James has (i) served and is serving as agent for share purchase programs on behalf of each of Reliant and Reliant Bank, for which it has been paid commissions and may be paid commissions in the future; and (ii) engaged in certain securities transactions with Reliant Bank for which Raymond James has earned income and may earn income in the future. In the ordinary course of our business, Raymond James may trade in the securities of the Company and Reliant for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Reliant or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction, or whether any shareholder should enter into any shareholder voting agreement in connection with the Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of the Common Shares, other than the Excluded Shares, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.

Appendix E

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF FIRST ADVANTAGE

You should read the following discussion and analysis of FABK’s financial condition and results of operations in conjunction with FABK’s consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this joint proxy statement/prospectus, including information with respect to FABK’s plans and strategy for FABK’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, FABK’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The purpose of this discussion and analysis is to provide the reader with information pertinent to understanding and assessing FABK’s results of operations and financial condition for each of the past two years ended December 31, 2018 and 2017, and for the nine months ended September 30, 2019 and 2018.

Overview

First Advantage Bancorp is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, First Advantage Bank. First Advantage Bank is a Tennessee state-chartered commercial bank that began operations in 1954. FABK is headquartered in Clarksville, Montgomery County, Tennessee, with total assets of $732.6 million, total loans of $620.0 million, total deposits of $603.0 million and total stockholders’ equity of $80.8 million as of September 30, 2019. First Advantage Bank has one inactive wholly owned subsidiary, First Financial Mortgage Corporation. First Advantage Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clarksville, Nashville, and Franklin, Tennessee. First Advantage Bank also operates a loan production office in Knoxville, TN engaged in specialized lending. As of September 30, 2019, FABK operates eight full-service branches in Montgomery, Davidson, and Williamson Counties. FABK also operates a loan production office in Knoxville, Tennessee that originates manufactured housing loans throughout the Southeast, lending directly to consumers through a network of approved dealers.

FABK’s loan portfolio has grown solely through organic growth, in FABK’s existing markets and by expanding into the Nashville MSA in 2011. FABK sees opportunities for continued growth throughout its footprint. FABK believes that the key differentiating factors between FABK and its competitors is FABK’s philosophy of relationship banking and in-market expertise.

Critical Accounting Policies and Estimates

FABK’s consolidated financial statements have been prepared in accordance with GAAP. In the preparation of FABK’s consolidated financial statements FABK is required to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. FABK’s significant accounting policies are fundamental to understanding management’s discussion and analysis of financial condition and results of operations. FABK’s significant accounting policies are more fully described in Note 1 to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

FABK defines critical accounting policies as those accounting principles generally accepted in the U.S. that require FABK to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on FABK’s financial condition and results of operations as well as the specific manner in which FABK applies those principles. FABK believes the policies governing the determination of the allowance for loan losses, assessment of other than temporary impairment of securities, and the determination of income taxes are critical accounting policies. FABK’s management has reviewed and approved these critical accounting policies and has discussed these policies with FABK’s audit committee.

Results of Operations

Net income for the nine months ended September 30, 2019 and 2018 was $5.18 million and $5.33 million, respectively, or $1.22 per diluted share and $1.30 per diluted share, respectively. The decrease of $149 thousand was primarily due to an increase in deposit costs and salaries and occupancy expenses. Diluted earnings per share for the nine months ended September 30, 2019, decreased $0.08 per diluted share compared to the same period last year, driven by the lower net income and an increase in shares issued.

Net income for the years ended December 31, 2018 and 2017, was $7.36 million and $4.30 million, respectively, an increase of 71.4%. FABK’s diluted earnings per share for 2018 were $1.79, an increase of $0.73, over diluted earnings per share of $1.06 for 2017, as a result of increased pre-tax net income and a decrease in tax expense. The increase in net income for the year ended December 31, 2018, compared to 2017, was driven by stronger pre-tax earnings and a lower tax rate in 2018 and the negative impact of the $97 thousand one-time deferred tax charge related to the Tax Cuts and Jobs Act (“Tax Act”) taken during the fourth quarter of 2017. As a result of the Tax Act, which among other things reduced the corporate federal statutory tax rate to 21.0%, FABK recognized additional tax expense of $970 thousand as a result of the re-measurement of FABK’s deferred tax assets and tax liabilities. Excluding the impact of the Tax Act and FABK’s tax rate adjustment, FABK would have earned $5.27 million, or $1.30 per diluted share, in 2017.

Net income growth for all of the comparative periods was driven primarily by net interest income growth. Net interest income has grown due to consistent loan growth, primarily in manufactured housing and commercial real estate loans. FABK’s focus on growing local deposits and improving the overall mix of deposits has helped to minimize the increase in FABK’s total interest expense. Through 2018 and into 2019 FABK had interest rate pressure on deposit accounts, though the pressure has begun to ease during the third quarter of 2019 as a result of two cuts in Federal Reserve discount rates. Due to the resulting pressure on FABK’s net interest margin from rising costs of deposits, FABK’s margin has tightened during the first nine months of 2019 but remains above 2016 levels as a result of continued loan growth. FABK has also continued to benefit from excellent credit quality.

Net Interest Income

FABK’s results of operations depend primarily on net interest income, the largest and most significant component of net income. Net interest income is the difference between income earned on interest-earning assets, primarily from loans, and the cost incurred on interest-bearing liabilities, primarily from deposits. Net interest income depends upon the relative amounts and types of interest-earning assets and interest-bearing liabilities, and the interest rate earned or paid on them. Net interest income is also impacted by changes in interest rates and the shape of market yield curves. Net interest margin is the ratio of net interest income to average interest-earning assets for the respective periods.

Average Balance Sheets

The tables below and on the following pages set forth an analysis of net interest income (dollars in thousands) by each major category of average interest-earning assets and interest-bearing liabilities, the interest received or incurred, and the related yields or costs for the nine months ended September 30, 2019 and 2018, and the years ended December 31, 2018, 2017, and 2016. Average yields for each period are derived by dividing interest income by the average balance of the related assets, and average rates are derived by dividing interest expense by the average balance of the related liabilities. The yields and rates include fees, costs, premiums and discounts, which are considered adjustments to interest rates. There were no tax equivalent adjustments.

	For the Nine Months Ended September 30,
	2019			2018
	Average Balance(1)	Interest Income- Expense	Average Yields/ Rates	Average Balance(1)	Interest Income- Expense	Average Yields/ Rates
Assets
Loans, net(2)	$594,867	$26,559	5.97%	$511,449	$22,122	5.78%
Securities(3)	41,816	801	2.56%	44,307	921	2.78%
Federal funds sold and other(4)	13,177	311	3.16%	9,842	238	3.23%

Total interest-earning assets	649,860	27,671	5.69%	565,598	23,281	5.50%

Less: Allowance for loan losses	5,366			5,695
Other assets	43,240			35,781

Total Assets	$687,734			$595,684

Liabilities & Stockholders’ Equity
Interest-bearing deposits	$497,992	7,037	1.89%	$409,669	$3,722	1.21%
Federal Home Loan Bank advances	43,519	694	2.13%	52,737	789	2.00%
Subordinated debt	—	—	0.00%	—	—	0.00%
Other borrowed funds	75	—	0.00%	2,402	58	3.24%

Total interest-bearing liabilities	541,586	7,731	1.91%	464,808	4,569	1.31%

Non-interest-bearing demand deposits	55,851			53,053
Other liabilities	11,182			5,048

Total Liabilities	608,619			522,909

Stockholders’ Equity	79,115			72,775

Total Liabilities & Stockholders’ Equity	$687,734			$595,684

Net interest income and margin(5)(6)		$19,940	4.10%		$18,712	4.42%

Interest rate spread			3.78%			4.19%
(1)	Average balances are computed on a daily basis.
(2)	Loans are presented net of unearned revenue.
(3)	Securities are classified as available-for-sale.
(4)	Includes federal funds sold, FHLB stock and interest-bearing deposits at other banks.
(5)	Total interest income less total interest expense.
(6)	Net interest margin is net interest income, expressed as a percentage of average interest-earning assets.

	2018			2017			2016
	Average Balance(1)	Interest Income- Expense	Average Yields/ Rates	Average Balance(1)	Interest Income- Expense	Average Yields/ Rates	Average Balance(1)	Interest Income- Expense	Average Yields/ Rates
Assets
Loans, net(2)	$525,857	$30,723	5.86%	$455,576	$25,194	5.53%	$406,303	$21,755	5.35%
Securities(3)	43,954	1,194	2.72%	45,496	1,335	2.89%	48,684	1,424	2.93%
Federal funds sold and other(4)	9,567	317	3.32%	12,106	275	2.27%	22,328	267	1.20%
Total interest-earning assets	579,378	32,234	5.58%	513,178	26,804	5.22%	477,315	23,446	4.91%
Less: Allowance for loan losses	5,685			6,711			6,312
Other assets	36,047			35,604			33,085
Total Assets	$609,740			$542,071			$504,088
Liabilities & Stockholders’ Equity
Interest-bearing deposits	$417,949	5,460	1.31%	$370,899	3,482	0.94%	$348,490	$2,989	0.86%
Federal Home Loan Bank advances	56,662	1,165	2.06%	35,993	608	1.69%	29,049	514	1.77%
Subordinated debt	—	—	0.00%	—	—	0.00%	—	—	0.00%
Other borrowed funds	1,807	58	3.23%	15,046	483	3.21%	15,019	484	3.22%
Total interest-bearing liabilities	476,418	6,683	1.41%	421,938	4,573	1.08%	392,558	3,987	1.02%
Non-interest-bearing demand deposits	54,077			48,028			42,489
Other liabilities	5,446			3,958			3,054
Total Liabilities	535,941			473,924			438,101
Stockholders’ Equity	73,799			68,147			65,987

Total Liabilities & Stockholders’ Equity	$609,740			$542,071			$504,088
Net interest income and margin(5)(6)		$25,551	4.42%		$22,231	4.33%		$19,459	4.08%
Interest rate spread			4.17%			4.14%			3.90%
(1)	Average balances are computed on a daily basis.
(2)	Loans are presented net of unearned revenue.
(3)	Securities are classified as available-for-sale.
(4)	Includes federal funds sold, FHLB stock and interest-bearing deposits at other banks.
(5)	Total interest income less total interest expense.
(6)	Net interest margin is net interest income, expressed as a percentage of average interest-earning assets.

Rate/Volume Analysis

Changes in net interest income and margin result from the interaction between the volume and composition of interest-earning assets, interest-bearing liabilities, related yields and rates, and associated funding costs. The following table demonstrates the impact of changes on net interest income in the volume of interest-earning assets and interest-bearing liabilities, and changes in interest rates earned and paid for the periods presented (in thousands):

	For the Nine Months Ended September 30,			For the Nine Months Ended September 30,
	2019 vs. 2018			2018 vs. 2017
	Yield/Rate	Volume	Total Inc. (Decr.)	Yield/Rate	Volume	Total Inc. (Decr.)
Interest-earning assets:
Loans, net of unearned income	$3,608	$829	$4,437	$2,656	$1,061	$3,717
Securities	(52)	(68)	(120)	(37)	(55)	(92)
Federal funds sold and other	81	(8)	73	(54)	84	30

Total interest-earning assets	3,637	753	4,390	2,565	1,090	3,655

Interest-bearing liabilities:
Interest-bearing deposits	802	2,513	3,315	288	928	1,216
Federal Home Loan Bank advances	(138)	43	(95)	233	118	351
Subordinated debt	—	—	—	—	—	—
Other borrowed funds	(56)	(2)	(58)	(303)	—	(303)

Total interest-bearing liabilities	608	2,554	3,162	218	1,046	1,264

Net interest income	$3,029	$(1,801)	$1,228	$2,347	$44	$2,391

Net Interest Income and Net Interest Margin

FABK’s net interest income continues to grow and drive earnings. Net interest income for the nine months ended September 30, 2019, totaled $19.94 million, an increase of $1.23 million, or 6.6%, from $18.71 million during the nine months ended September 30, 2018. The increase in net interest income was driven by an increase in loans over the period as well as higher rates charged on loans, offset partially by a higher cost of funds. The net interest margin decreased 32 basis points for the nine months ended September 30, 2019, compared to the prior year period, due primarily to a flattened yield curve, changes in FABK’s earning asset mix, and higher cost of deposits. The cost of interest-bearing liabilities has risen 60 basis points, primarily due to higher rates paid on certificates of deposit and money market accounts.

Net interest income for the year ended December 31, 2018, totaled $25.55 million, an increase of $3.32 million, or 14.9%, compared to $22.23 million in the prior year. The increase in net interest income was due to a combination of strong loan growth and increasing yields on interest-earning assets. Similarly, interest expense has increased due to the competitive rate environment as well as the increased volume of deposits used to fund loan growth. For the year ended December 31, 2018, FABK’s net interest margin increased by nine basis points from the prior year to 4.42%.

Provision for Loan Losses

FABK records a provision for loan losses against current income to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio, determined according to FABK’s documented allowance adequacy methodology.

The provision for loan losses was $657 thousand for the nine months ended September 30, 2019, compared to $430 thousand for the same period in 2018. The provision was impacted by FABK’s loan growth, asset quality, and net charge-offs of $569 thousand during the nine months ended September 30, 2019. The allowance for loan losses to total loans ratio was 0.87% and 1.04% as of September 30, 2019 and 2018, respectively.

For the year ended December 31, 2018, the provision for loan losses was $600 thousand compared to -$420 thousand for the year ended December 31, 2017. The provision for loan losses reflects the impact of loan growth and continued strong credit quality. As of December 31, 2018 and December 31, 2017, the allowance for loan loss to total loans ratio was 0.92% and 1.16% respectively.

Non-interest Income

Non-interest income consists primarily of service charges on deposit accounts, gains from sale of mortgage and SBA loans, and gains from bank-owned life insurance (“BOLI”) policies.

Non-interest income amounted to $2.87 million for the nine months ended September 30, 2019, versus $2.29 million for the nine months ended September 30, 2018. The increase was driven by an increase in gains from sale of mortgage and SBA loans, net realized gains on sales of available-for-sale securities, deposit account fees and brokerage income.

Non-interest income for the full year of 2018 totaled $3.13 million compared to $3.24 million for the year ended December 31, 2017. The decrease in non-interest income of $104 thousand year over year was primarily due to lower gains on sale of other real estate, which included a gain of $400 thousand in 2017 from the sale of a prior branch location in Pleasant View, TN.

Non-interest Expense

Non-interest expense primarily consists of salaries and employee benefits, occupancy, data processing, equipment, professional fees, and other expenses, which among other things includes FDIC deposit insurance premiums, benefits administration fees, meals and entertainment, and directors’ fees.

For the nine months ended September 30, 2019, non-interest expense totaled $15.38 million, an 8.4% increase from $14.18 million for the nine months ended September 30, 2018. This increase was primarily driven by increases in salaries and benefits, occupancy expenses, equipment expenses, data processing expenses, and professional fees, offset partially by a decrease in valuation markdowns on other real estate and repossessions, FDIC premiums, and meals and entertainment expense.

Salaries and employee benefits is the largest component of non-interest expense. Employee benefits expense includes the cost of health insurance, benefit plans, and payroll taxes. Salaries and employee benefits increased $66 thousand, or 7.8%, to $9.09 million for the nine months ended September 30, 2019, compared to $8.43 million for the same period in 2018. The increase was primarily due to annual pay increases and an increase in employees in order to support FABK’s continued growth.

Occupancy and equipment expense consists primarily of occupancy costs such as rent, real estate taxes, depreciation, and related maintenance costs associated with equipment. Occupancy expense increased $309 thousand for the nine months ended September 30, 2019, compared to the same period in 2018. The increase was primarily due to the initiation of the lease on the Capitol View branch and office space in downtown Nashville and the adoption of the new lease accounting standard.

Legal and professional fees increased $235 thousand to $1 million for the nine months ended September 30, 2019, compared to $766 thousand for the nine months ended September 30, 2018. The increase was driven primarily by higher consultant fees and fees associated with recruiting employees.

FDIC premiums for the nine months ended September 30, 2019, decreased $60 thousand to $164 thousand, compared to $224 thousand for the nine months ended September 30, 2018, primarily due to a $99 thousand small bank premium credit that was related to the second quarter of 2019 assessment period.

For the year 2018, non-interest expense totaled $19.01 million, a $97 thousand, or 5.4%, increase from $18.04 million in 2017. The year over year increase was primarily the result of an increase in salaries and benefits, professional fees and other expense. Those increases were offset in part by decreases in equipment expense and communication expenses.

The increase of $468 thousand in salaries and employee benefits was caused by annual pay increases and an increase in the number of employees to support FABK’s continued growth. The increase in professional fees was attributed to higher legal fees, principally related to counsel related to strategic matters including potential business combinations. Other expense increased by $299 thousand driven primarily by $190 thousand in write-downs of other real estate and repossessions, higher collection expenses and FDIC premiums.

FABK’s efficiency ratio is computed by dividing total non-interest expense by the sum of net interest income and non-interest income. FABK’s efficiency ratio was 67.44% for the nine months ended September 30, 2019, compared to 67.52% for the same period in 2018. The ratio improved from the 2018 nine month period to the 2019 nine month period, primarily due to strong net interest income growth, non-interest income growth and moderate non-interest expense growth. FABK’s efficiency ratio for the year ended December 31, 2018 was 66.26% compared to 70.82% for the year ended December 31, 2017. The improvement in FABK’s efficiency ratio, year over year, was also primarily due to strong net interest income growth, offset partially by lower non-interest income in 2018 compared to 2017 due to the sale of the former Pleasant View location in 2017.

Income Taxes

FABK recorded income tax expense of $1.59 million for the nine months ended September 30, 2019, compared to $1.06 million for the nine months ended September 30, 2018, and effective tax rates of 23.51% and 16.60% over the respective periods. The increase in tax expense was primarily driven by higher pre-tax earnings. FABK also recognized a tax benefit of $287 thousand in the first nine months of 2018 from the exercise of previously vested stock options.

For the years ended December 31, 2018 and 2017, income tax expense was $1.72 million and $3.56 million, respectively, and the effective income tax rates were 18.90% and 45.29%, respectively. Income tax expense decreased year over year, despite significantly higher pre-tax earnings, due to a decrease in the enacted tax rate to 21%. In addition, the year ended December 31, 2017 included an additional tax expense of $970 thousand from a net deferred tax asset revaluation (as previously discussed) to reflect the future impact of the decrease in the federal tax rate.

Financial Condition

General

As of September 30, 2019, total assets were $732.6 million, total loans were $620.0 million, total deposits were $603.0 million and total stockholders’ equity was $80.8 million, compared to total assets of $664.3 million, total loans of $580.3 million, total deposits of $522.6 million and total stockholders’ equity of $77.3 million as of December 31, 2018, and total assets of $571.5 million, total loans of $489.5 million, total deposits of $444 million and total stockholders’ equity of $69.8 million as of December 31, 2017.

Loans

FABK’s primary source of income is interest on loans. FABK’s loan portfolio consists primarily of commercial real estate loans secured by commercial properties, loans secured by manufactured housing, and commercial and industrial loans. The loan portfolio is the highest yielding component of FABK’s interest-earning asset base.

FABK has experienced consistent loan growth. For the nine months ended September 30, 2019, total loans grew $39.7 million, or 6.8%, to $620.0 million, compared to total loans as of December 31, 2018, of $580.3 million. Total loans increased during 2018, by 18.6% to $580.3 million, compared to $489.5 million as of December 31, 2017. Growth for the comparative periods has been primarily in commercial real estate and manufactured housing loans. The manufactured housing loan portfolio has continued to experience sustained growth since its launch in 2013 with the hiring of two industry veterans with whom management had previously worked. The portfolio consists of loans made directly to consumers through approved dealers and secured by the home being purchased, as well as additional real estate collateral if offered. Loans secured only by the home totaled $148.7 million and loans secured by real estate as well as the home totaled $25.1 million as of September 30, 2019, compared to $123.9 million and $22.1 million respectively on December 31, 2018, and $89.0 million and $17.7 million respectively on December 31, 2017.

The following tables reflect the composition of the loan portfolio as of each period presented (dollars in thousands):

	As of September 30,		As of December 31,
	2019		2018		2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Real estate loans:
Permanent loans:
One-to-four family	$72,474	11.6%	$70,695	12.1%	$66,259	13.5%
Multi-family	20,686	3.3%	25,029	4.3%	27,136	5.5%
Nonresidential	206,029	33.1%	193,157	33.3%	163,249	33.3%
Construction loans:
One-to-four family	21,145	3.4%	24,674	4.2%	25,049	5.1%
Multi-family	6,661	1.1%	6,666	1.1%	1,169	0.2%
Nonresidential	40,841	6.6%	37,445	6.4%	26,679	5.5%
Land loans	15,067	2.4%	12,757	2.2%	13,872	2.8%
Total real estate loans	382,903	61.5%	370,423	63.6%	323,413	65.9%
Consumer:
Home equity loans and lines of credit	19,772	3.2%	22,708	3.9%	22,238	4.5%
Auto loans	98	—	130	—	159	—
Overdrafts	135	—	100	—	65	—
Other	149,374	24.0%	124,318	21.3%	89,690	18.3%

Total consumer and other loans	169,379	27.2%	147,256	25.2%	112,152	22.8%

Commercial loans	70,151	11.3%	64,964	11.2%	55,672	11.3%

Total gross loans	622,433	100.0%	582,643	100.0%	491,237	100.0%

Less:
Allowance for loan losses	(5,420)		(5,332)		(5,661)
Net deferred costs	(2,483)		(2,380)		(1,775)

Net loans	$614,530		$574,931		$483,801

The following tables summarize the maturity and rate re-pricing distribution of the loan portfolio, net of nonaccrual loans, as of September 30, 2019 (in thousands):

	As of September 30, 2019
	Within one year	Over one year to five years	Over five years to fifteen years	Over fifteen years	Total
Maturities by portfolio class:
One-to-four family	$5,840	$32,077	$9,646	$24,516	$72,079
Multi-family/nonresidential	19,660	143,024	62,089	501	225,274
Construction and land	31,413	39,128	13,174		83,715
Consumer and other	3,010	8,162	52,135	104,002	167,309
Commercial	19,284	40,836	8,332	—	68,452

Total gross loans	$79,207	$263,227	$145,376	$129,019	$616,829

Asset Quality

One of FABK’s key objectives is to pursue high quality assets and to minimize defaults by borrowers. When a borrower fails to make a scheduled payment, FABK attempts to cure the deficiency by making personal contact with the borrower. If the delinquency continues, late charges are assessed and additional efforts are made to collect the deficiency. All loans which are delinquent 30 days or more are reported to the First Advantage board of directors on a monthly basis and in FABK’s quarterly Call Report.

On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases (“non-accrual” loans). Except for loans that are well secured and in the process of collection, it is FABK’s policy to discontinue accruing additional interest and reverse any interest accrued on any loan that is 90 days or greater past due. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to their ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt.

A loan is considered impaired when, based on current information and events, it is probable that FABK will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans for which the terms have been modified as a concession to the borrower due to the borrower experiencing financial difficulties are considered a troubled debt restructuring (“TDR”) and are classified as impaired. Loans considered to be TDRs can be categorized as performing or non-performing based on their post modification accrual status. The impairment of a loan can be measured at (1) the fair value of the collateral less costs to sell the collateral, if the loan is collateral dependent; (2) at the value of expected future cash flows using the loan’s effective interest rate; or (3) at the loan’s observable market price. Generally, FABK measures impairment of such loans by reference to the fair value of the collateral less costs to sell the collateral. Loans that experience minor payment delays and payment shortfall generally are not classified as impaired.

Loans identified as impaired are individually evaluated to determine the amount of impairment. Individually tested impaired loans that have fair values less than the carrying amount of the loan need to be recorded net of the shortfall determined in the valuation. If repayment is solely from collateral, then the recorded value should equal the collateral’s fair value, less costs to sell. If the value is dependent on cash flows, then it should be recorded at the present value of the dependent cash flows. Loans that are not identified as impaired are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

Real estate acquired as a result of foreclosure, or through similar means, is classified as OREO until sold. OREO is recorded at the fair value of the asset less estimated selling costs. Costs that are associated with acquiring and improving a foreclosed property are usually capitalized to the extent that the carrying value does not exceed fair value less estimated selling costs. At acquisition, if the fair value of the asset, less costs to sell, is less than its carrying value, then a charge-off should be recorded to the allowance for loan losses. If, however, at acquisition, the fair value of the asset, less costs to sell, exceeds its carrying value, then a gain is recognized. The gain will be recognized as an offset to amounts that were previously charged-off, with all of the excess recognized as a gain in the income statement. Holding costs are charged to expense in the period in which they occur. Gains and losses on the sale of OREO are recognized in operations in the period of the sale.

Asset Classification

Federal regulations and FABK’s policies require that FABK utilize an internal asset classification system as a means of reporting problem and potential problem assets. FABK has incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of FABK’s credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful,” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectable” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated “watch.”

General valuation allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A bank’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Federal bank regulators which can order the establishment of additional general or specific loss allowances. The Federal banking agencies have adopted an interagency policy statement on the allowance for loan losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor, and address asset quality problems; that management analyze all significant factors that affect the collectability of the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. FABK’s management believes that, based on information currently available, the allowance for loan losses is maintained at a level which covers all known and probable incurred losses in the portfolio at each reporting date. However, actual losses are dependent upon future events and, as such, further additions to the level of allowance for loan losses may become necessary.

The table below sets forth information on FABK’s classified loans and loans designated watch as of the dates indicated (in thousands):

	As of September 30,	As of December 31,
	2019	2018	2017
Classified loans:
Special mention	$4,879	$6	$731
Substandard	12,339	10,118	8,349
Doubtful
Loss	—	—	—

Total classified loans	17,218	10,124	9,080
Watch loans	3,484	4,949	6,990

Total classified and watch loans	$20,702	$15,073	$16,070

Loans designated as watch decreased $1.46 million to $3.48 million as of September 30, 2019, compared to $4.94 million as of December 31, 2018. The decrease in watch loans was driven by FABK’s determination and creativeness in working out potential problem loans. FABK’s credit quality, compared to the peer average, remains very strong.

Delinquent Loans

The following tables show the delinquencies in FABK’s loan portfolio as of the dates indicated (dollars in thousands):

	As of September 30, 2019
	Loans delinquent 30-89 days			Loans delinquent 90 days or more				Non-accrual loans			Total delinquent loans
	Number	Amount	% of Total	Number	Amount		% of Total	Number	Amount	% of Total	Number	Amount	% of Total
One-to-four family	7	$354	22.7%		$		%	7	$450	7.2%	14	$804	10.3%
Multifamily/nonresidential								3	1,511	24.2%	3	1,511	19.4%
Construction				—		—	—%
Land				—		—	—%	—	—	—%
Consumer and other	25	1,207	77.3%				%	49	2,269	36.3%	74	3,476	44.5%
Commercial	—	—					%	14	2,015	32.3%	14	2,015	25.8%

Total	32	$1,561	100.0%		$		%	73	$5,608	100.0%	105	$7,806	100.0%
	As of December 31, 2018
	Loans delinquent 30-89 days			Loans delinquent 90 days or more				Non-accrual loans			Total delinquent loans
	Number	Amount	% of Total	Number	Amount		% of Total	Number	Amount	% of Total	Number	Amount	% of Total
One-to-four family	4	$168	8.4%		$		%	9	$475	7.4%	13	$643	7.6%
Multifamily/nonresidential	1	795	39.9%					4	1,409	21.9%	5	2,204	26.1%
Construction	—	—	—%	—		—	—%
Land
Consumer and other	18	829	41.7%				%	44	2,208	34.3%	62	3,037	36.1%
Commercial	4	199	10.0%				%	15	2,344	36.4%	19	2,543	30.2%

Total	27	$1,991	100.0%				%	72	$6,436	100.0%	99	$8,427	100.0%
	As of December 31, 2017
	Loans delinquent 30-89 days			Loans delinquent 90 days or more				Non-accrual loans			Total delinquent loans
	Number	Amount	% of Total	Number	Amount		% of Total	Number	Amount	% of Total	Number	Amount	% of Total
One-to-four family	2	$65	4.1%		$		%	14	$879	19.3%	16	$944	15.3%
Multifamily/nonresidential							%	2	602	13.2%	2	602	9.8%
Construction	—	—	—%	—		—	—%
Land	—	—	—%	—		—	—%	2	380	8.3%	2	380	6.2%
Consumer and other	14	591	37.2%				%	30	1,526	33.5%	44	2,117	34.5%
Commercial	3	932	58.7%				%	5	1,172	25.7%	8	2,104	34.2%

Total	19	$1,588	100.0%				%	53	$4,559	100.0%	72	$6,147	100.0%

FABK’s past due loans as of September 30, 2019 and December 31, 2018, were $3.1 million and $4.3 million, a decrease of $1.2 million during the nine months ended September 30, 2019, driven primarily by a decrease in problem commercial real estate loans.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. FABK maintains an allowance for loan losses at a level considered adequate to provide for all known and probable incurred losses in the portfolio. The level of the allowance is based on management’s evaluation of estimated losses in the portfolio, after consideration of risk characteristics of the loans and prevailing and anticipated economic conditions. Loan charge-offs (i.e., loans judged to be uncollectable) are charged against the reserve and any subsequent recovery is credited. FABK’s officers analyze risks within the loan portfolio on a continuous basis and through an external independent loan review function. The results of the loan review function are also reviewed by FABK’s board of directors. A risk system, consisting of multiple grading categories for each portfolio class, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly and, as adjustments become necessary, they are recognized in the periods in which they become known. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers’ creditworthiness, and the impact of examinations by regulatory agencies all could cause changes to FABK’s allowance for loan losses.

As of September 30, 2019, FABK’s allowance for loan losses was $5.4 million, an increase of $88 thousand or 1.9%, from $5.3 million as of December 31, 2018. FABK’s December 31, 2018 allowance for loan losses decreased $328 thousand, or 7.0%, compared to FABK’s allowance for loan losses as of December 31, 2017 of $5.7 million. The increase in the allowance for loan losses in the first nine months of 2019 was attributable to specific reserves on certain classified loans, while the decrease in the allowance for loan losses for 2018 was primarily attributable to improved performance in the loan portfolio.

The following tables summarize the activity in the allowance for loan losses by loan class for the nine month periods ended September 30, 2019 and 2018 (in thousands):

		As of and For the Nine Months Ended September 30, 2019
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$105	$1,788	$172	$24	$1,282	$1,961	$5,332
Provision	(5)	(247)	(18)	(1)	581	347	657
Charge-offs	(8)	(87)	—	(393)		(130)	(618)
Recoveries	14		—	—	25	10	49

Ending Balance	$106	$1,454	$154	$23	$1,495	$2,188	$5,420

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$47	$204	$—	$—	$134	$855	$1,240
Collectively evaluated for impairment	59	1,250	154	23	1,361	1,333	4,180

Ending Balance	$106	$1,454	$154	$23	$1,495	$2,188	$5,420
		As of and For the Nine Months Ended September 30, 2018
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$218	$1,272	$101	$65	$1,230	$2,775	$5,661
Provision	(29)	160	(11)	(21)	554	(223)	430
Charge-offs	(17)	(2)			(388)	(68)	(475)
Recoveries	—	—	—	—	65	20	85

Ending Balance	$172	$1,430	$90	$44	$1,461	$2,504	$5,701

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$50	$359	$—		$227	$822	$1,458
Collectively evaluated for impairment	122	1,071	90	44	1,234	1,682	4,243

Ending Balance	$172	$1,430	$90	$44	1,461	$2,504	$5,701

The following tables summarize the activity in the allowance for loan losses by loan class for the years ended December 31, 2018, 2017, 2016, 2015, and 2014 (in thousands):

	As of and For the Years Ended December 31, 2018
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$218	$1,272	$101	$65	$1,230	$2,775	$5,661
Provision	(76)	518	71	(41)	635	(507)	600
Charge-offs	(38)	(2)			(652)	(351)	(1,043)
Recoveries	1	—	—		69	44	114

Ending Balance	$105	$1,788	$172	$24	$1,282	$1,961	$5,332

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$61	$336	$—	$—	$86	$716	$1,199
Collectively evaluated for impairment	44	1,452	172	24	1,196	1,245	4,133

Ending Balance	$105	$1,788	$172	$24	$1,282	$1,961	$5,332
	As of and For the Years Ended December 31, 2017
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$312	$2,279	$167	$120	$1,044	$2,576	$6,498
Provision	243	(955)	(66)	(55)	199	216	(418)
Charge-offs	(402)	(55)			(30)	(40)	(527)
Recoveries	65	3			17	23	108

Ending Balance	$218	$1,272	$101	$65	$1,230	$2,775	$5,661

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$68	$76	$—	$—	$201	$796	$1,141
Collectively evaluated for impairment	150	1,196	101	65	1,029	1,979	4,520

Ending Balance	$218	$1,272	$101	$65	$1,230	$2,775	$5,661

	As of and For the Years Ended December 31, 2016
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$450	$2,033	$172	$165	$577	$2,540	$5,937
Provision	(90)	246	(5)	(45)	515	194	815
Charge-offs	(53)	—			(76)	(240)	(369)
Recoveries	5	—			28	82	115

Ending Balance	$312	$2,279	$167	$120	$1,044	$2,576	$6,498

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$39	$240	$25	$—	$169	$711	$1,184
Collectively evaluated for impairment	273	2,039	142	120	875	1,865	5,314

Ending Balance	$312	$2,279	$167	$120	$1,044	$2,576	$6,498
	As of and For the Years Ended December 31, 2015
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$467	$1,992	$400	$347	$444	$1,616	$5,266
Provision	(3)	458	(228)	(182)	166	1,024	1,235
Charge-offs	(20)	(417)			(37)	(104)	(578)
Recoveries	6	—			4	4	14

Ending Balance	$450	$2,033	$172	$165	$577	$2,540	$5,937

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$63	$122	$—	$—	$9	$705	$899
Collectively evaluated for impairment	387	1,911	172	165	568	1,835	5,038

Ending Balance	$450	$2,033	$172	$165	$577	$2,540	$5,937

	As of and For the Years Ended December 31, 2014
	One-to- four Family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Allowance for loan losses:
Beginning balance	$544	$2,040	$400	$697	$252	$911	$4,844
Provision	(68)	(6)		(350)	219	823	618
Charge-offs	(20)	(98)			(31)	(144)	(293)
Recoveries	11	56			4	26	97

Ending Balance	$467	$1,992	$400	$347	$444	$1,616	$5,266

Allowance for loan losses:
Individually evaluated for impairment in accordance with ASC 310-10	$67	$121	$—	$—	$1	$494	$683
Collectively evaluated for impairment	400	1,871	400	347	443	1,122	4,583

Ending Balance	$467	$1,992	$400	$347	$444	$1,616	$5,266

The following tables summarize recorded investments in loans as of September 30, 2019, and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, related to each balance in the allowance for loan losses by major portfolio segment and disaggregated on the basis of FABK’s impairment methodology (in thousands):

	As of September 30, 2019
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$473	$1,511	$—	$—	$2,270	$5,823	$10,077
Collectively evaluated for impairment	72,001	225,204	68,647	15,067	167,109	64,328	612,356

Ending Balance	$72,474	$226,715	$68,647	$15,067	$169,379	$70,151	$622,433
	As of December 31, 2018
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$475	$1,409	$—	$—	$2,083	$2,498	$6,465
Collectively evaluated for impairment	70,220	216,777	68,785	12,757	145,173	62,466	576,178

Ending Balance	$70,695	$218,186	$68,785	$12,757	$147,256	$64,964	$582,643

	As of December 31, 2017
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$879	$1,402	$—	$380	$1,402	$2,576	$6,639
Collectively evaluated for impairment	65,380	188,983	52,897	13,492	110,750	53,096	484,598

Ending Balance	$66,259	$190,385	$52,897	$13,872	$112,152	$55,672	$491,237
	As of December 31, 2016
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$1,282	$2,974	$25	$381	$957	$3,469	$9,088
Collectively evaluated for impairment	64,139	178,435	42,452	14,390	74,064	42,474	415,954

Ending Balance	$65,421	$181,409	$42,477	$14,771	$75,021	$45,943	$425,042
	As of December 31, 2015
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$818	$3,933	$939	$216	$382	$3,792	$10,080
Collectively evaluated for impairment	68,064	156,747	55,362	19,705	49,292	44,685	393,855

Ending Balance	$68,882	$160,680	$56,301	$19,921	$49,674	$48,477	$403,935
	As of December 31, 2014
	One-to- four family	Multi- family/Nonresidential	Construction	Land	Consumer and Other	Commercial	Total
Recorded investment in loans:
Individually evaluated for impairment in accordance with ASC 310-10	$1,022	$3,720	$126	$1,431	$119	$3,486	$9,904
Collectively evaluated for impairment	54,980	164,963	46,929	19,260	28,027	42,720	356,879

Ending Balance	$56,002	$168,683	$47,055	$20,691	$28,146	$46,206	$366,783

Allocation of the Allowance for Loan Losses

The general allocation of the allowance for loan losses is important to maintain the overall allowance at a level that is adequate to absorb credit losses inherent in the gross loan portfolio. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance for loan losses is available to absorb losses from any category of loans.

The following table describes the allocation of the allowance for loan losses (“ALL”) among the various categories of loans and certain other information as of September 30, 2019 and as of December 31, 2018 and 2017, (dollars in thousands):

	As of September 30,			As of December 31,
	2019			2018			2017
	ALL Amount	% of Total ALL	Loans as a % of Gross Loans	ALL Amount	% of Total ALL	Loans as a % of Gross Loans	ALL Amount	% of Total ALL	Loans as a % of Gross Loans
One-to-four family	$106	2.0%	11.6%	$105	2.0%	12.1%	$218	3.8%	13.5%
Multi-family/Nonresidential	1,454	26.8%	36.4%	1,788	33.5%	37.6%	1,272	22.5%	38.8%
Construction	154	2.8%	11.1%	172	3.2%	11.7%	101	1.8%	10.8%
Land	23	0.4%	2.4%	24	0.5%	2.2%	65	1.2%	2.8%
Consumer	1,495	27.6%	27.2%	1,282	24.0%	25.2%	1,230	21.7%	22.8%
Commercial	2,188	40.4%	11.3%	1,961	36.8%	11.2%	2,775	49.0%	11.3%

Total	$5,420	100.00%	100.0%	$5,332	100.00%	100.0%	$5,661	100.00%	100.0%
	As of December 31,
	2016			2015			2014
	ALL Amount	% of Total ALL	Loans as a % of Gross Loans	ALL Amount	% of Total ALL	Loans as a % of Gross Loans	ALL Amount	% of Total ALL	Loans as a % of Gross Loans
One-to-four family	$312	4.8%	15.4%	$450	7.6%	17.1%	$467	8.9%	15.3%
Multi-family/Nonresidential	2,279	35.1%	42.6%	2,033	34.2%	39.7%	1,992	37.8%	46.0%
Construction	167	2.6%	10.1%	172	2.9%	13.9%	400	7.6%	12.8%
Land	120	1.8%	3.5%	165	2.8%	4.9%	347	6.6%	5.6%
Consumer	1,044	16.1%	17.6%	577	9.7%	12.3%	444	8.4%	7.7%
Commercial	2,576	39.6%	10.8%	2,540	42.8%	12.1%	1,616	30.7%	12.6%

Total	$6,498	100.00%	100.0%	$5,937	100.00%	100.0%	$5,266	100.00%	100.0%

Investments

The investment securities portfolio is used principally to manage liquidity, interest rate risk, regulatory capital, and to take advantage of market opportunities that provide favorable returns with limited credit risk. The portfolio is generally structured to provide consistent cash flows to enhance liquidity and provide funding for loan growth. As of September 30, 2019, the portfolio was composed of obligations of U.S. government agencies, agency mortgage-backed securities, and tax-exempt and taxable obligations of state and political subdivisions.

Investment securities may be classified as “held-to-maturity” (“HTM”) or “available-for-sale” (“AFS”). Securities are classified as HTM based upon FABK’s intent and ability to hold them to maturity. Such securities are stated at amortized cost or book value and adjusted for unamortized purchase premiums and discounts. Securities which are bought and held principally for resale in the near term are classified as trading securities, which are carried at market value. Realized gains and losses as well as gains and losses from marking the portfolio to fair value are included in trading revenue. FABK has no trading securities, nor any HTM Securities, and therefore classifies all of its investment securities as being available for sale. AFS securities are those securities that FABK intends to hold for an indefinite period of time but not necessarily to maturity and are carried at fair value. Unrealized gains and losses on AFS securities are reported as a component of accumulated other comprehensive income, net of tax, which is included in stockholders’ equity. Any decision to sell a security classified as AFS would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Available-for-Sale Investment Securities

The carrying value of the investment securities portfolio as of September 30, 2019, was $41.8 million, a decrease of $1.1 million, or 2.6%, from $42.9 million as of December 31, 2018. The decrease in investment securities available-for-sale at September 30, 2019, compared to December 31, 2018, was primarily due to maturing and called bonds during the nine months ended September 30, 2019. The investment security portfolio as of December 31, 2018, decreased by $1.5 million, or 3.4%, compared to the investment security portfolio as of December 31, 2017, which totaled $44.4 million. The decrease from 2018 to 2017 was primarily due to maturing and called bonds.

First Advantage evaluates all securities with unrealized losses quarterly to determine whether the losses are other than temporary. As of September 30, 2019, First Advantage determined that all unrealized losses were temporary in nature. This conclusion was based on several factors, including the strong credit quality of the securities. First Advantage believes that the unrealized losses in the investment portfolio were caused by changes in interest rates, market credit spreads, and perceived and actual changes in prepayment speeds on mortgage-backed securities.

The following table presents the amortized cost and fair values of the investment security portfolio as of September 30, 2019, December 31, 2018 and December 31, 2017 (in thousands):

	As of September 30,		As of December 31,
	2019		2018		2017		2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
U.S. government agency	$5,107	$5,126	$3,089	$3,102	$—	$—	$—	$—
Mortgage-backed securities	14,969	15,117	17,420	17,098	17,932	18,071	19,306	19,505
State and political subdivisions	20,682	21,334	22,984	22,745	26,161	26,357	27,218	26,984
Other securities	178	181	—	—	—	—	—	—

Total	$40,936	$41,758	$43,493	$42,945	$44,093	$44,428	$46,524	$46,489

The following table presents the estimated fair value of investment securities by contractual maturity distribution as of September 30, 2019, December 31, 2018 and December 31, 2017 (dollars in thousands):

	As of September 30,		As of December 31,
	2019		2018		2017		2016
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
U.S. government agency:
After five years through ten years	$5,126	3.70%	$3,102	3.47%	$—	—%	$—	—%
Mortgage-backed securities:
After one year through five years	—	8.50%	—	8.50%	—	8.50%	—	8.50%
After five years through ten years	1,238	2.69%	1,480	2.58%	3,561	3.56%	2,182	4.53%
After ten years	13,879	2.83%	15,618	2.30%	14,510	2.97%	17,323	3.07%
Municipal securities:
One year or less	250	4.51%	532	4.45%	2,284	5.62%	479	6.32%
After one year through five years	1,285	4.03%	1,695	4.60%	1,926	5.12%	2,213	6.01%
After five years through ten years	5,633	3.32%	6,320	3.32%	6,116	3.63%	4,597	4.74%
After ten years	14,166	3.92%	14,198	3.54%	16,031	4.26%	19,695	4.07%
Other securities:
After five years through ten years	181	4.50%	—	—%	—	—%	—	—%

Total	$41,758	3.38%	$42,945	3.07%	$44,428	3.80%	$46,489	3.89%

Equity Investments

For regulatory purposes, FABK holds stock in the FHLB that is not marketable and therefore is carried at cost. As of each of September 30, 2019, December 31, 2018, and December 31, 2017, First Advantage held $3.0 million in equity investments in the FHLB.

Other Investments

FABK also invests in BOLI, which involves purchasing and holding life insurance policies on key employees. FABK is the owner and beneficiary of the insurance policies, and therefore the investments are carried on FABK’s Consolidated Balance Sheets at the cash surrender value of the underlying policies. The income earned from increases in the cash surrender value is included in non-interest income in First Advantage’s Consolidated Statements of Income, included elsewhere in this joint proxy statement/prospectus.

Leases

On January 1, 2019, FABK adopted ASU 2016-02, “Leases” (Topic 842), on a prospective basis, including all subsequent ASUs that modified Topic 842. Topic 842 primarily affected the accounting treatment for operating lease agreements in which First Advantage is the lessee.

The leases in which FABK is the lessee are real estate property leases for branch offices and corporate office space. All of FABK’s leases are classified as operating leases, and were therefore previously not recognized in FABK’s Consolidated Balance Sheet. FABK elected the practical expedient to account for its leases based on their designation under the previous guidance, and therefore has classified all of its leases as operating leases under the new guidance. In accordance with the adoption of Topic 842, operating lease agreements are required to be recognized in the Consolidated Balance Sheet as a right-of-use (“ROU”) asset and a corresponding lease liability.

On January 1, 2019, FABK recorded $6.9 million of ROU assets and a lease liability of $7.0 million in the Consolidated Balance Sheet. The difference between the ROU asset and lease liability is primarily due to existing straight line rent balances carried in accordance with previous guidance. As of September 30, 2019, FABK had a ROU asset of $6.5 million and a lease liability of $6.6 million. In addition, FABK has elected to account for lease and non-lease components separately, with only the lease components measured as part of the lease liability.

FABK’s leases contain terms and conditions of options to extend or terminate the lease which are recognized as part of the ROU assets and lease liabilities when an economic benefit to exercise the option exists and there is a more-likely-than not probability that FABK will exercise the option. If these criteria are not met, the options are not included in determining the ROU asset and lease liability balances.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liability is as follows:

Nine Months Ended September 30, 2019
Lease Payments due:
Within one year	$905
After one year but within two years	896
After two years but within three years	848
After three years but within four years	823
After four years but within five years	796
After five years	3,259
Total undiscounted cash flows	7,527
Discount on cash flows	910
Total lease liability	$6,617

Deposits

Deposits are FABK’s primary source of funding. Total deposits reached $603.0 million as of September 30, 2019, an increase of 15.4% from $522.6 million as of December 31, 2018. Total deposits as of December 31, 2018, increased 17.6% compared to $444.2 million as of December 31, 2017.

The following table sets forth the average balances and average rates of deposits for each of the periods indicated (dollars in thousands):

	For the Nine Months Ended September 30,
	2019		2018
	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing demand	$69,700	1.20%	$72,252	0.94%
Money market	176,131	1.76%	151,412	1.21%
Savings	33,619	0.59%	37,730	0.44%
Time deposits	218,542	2.41%	148,275	1.55%

Total interest-bearing deposits	497,992	1.89%	409,669	1.21%
Non-interest-bearing demand	55,851		53,053

Total deposits	$553,843		$467,722
	2018		2017		2016
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing demand	$72,636	0.99%	$66,420	0.58%	$66,153	0.52%
Money market	152,461	1.29%	118,065	0.92%	69,389	0.77%
Savings	37,200	0.47%	39,200	0.40%	40,362	0.42%
Time deposits	155,652	1.68%	147,214	1.27%	172,586	1.13%

Total interest-bearing deposits	417,949	1.31%	370,899	0.94%	348,490	0.86%
Non-interest-bearing demand	54,077		48,028		42,489

Total deposits	$472,026		$418,927		$390,979

Average total deposits increased $91.1 million, or 19.7%, to $553.8 million for the nine months ended September 30, 2019, from $462.7 million for the nine months ended September 30, 2018. The increase for the nine months ended September 30, 2019, was driven by increases in money market accounts and certificates of deposit. Average total deposits increased $53.1 million, or 12.7%, to $472.0 million for the full year of 2018, from $418.9 million in 2017. The increase in average deposits from 2017 to 2018, was primarily in money market accounts, certificates of deposit, and non-interest-bearing and interest-bearing demand accounts, offset partially by a decrease in institutional and brokered accounts.

FABK’s cost of deposits increased 37 basis points from December 31, 2017 to December 31, 2018, and increased 68 basis points from September 30, 2018 to September 30, 2019, driven by an increasing rate environment across all periods. FABK has been able to mitigate the impact of the rising rate environment by lowering its exposure to higher cost deposits including institutional and brokered deposits and shifting the mix in 2019 to variable rate accounts in preparation for an anticipated falling rate environment.

The following table summarizes the maturity distribution of time deposits in denominations of less than or equal to $250 thousand and greater than $250 thousand as of September 30, 2019 and December 31, 2018 (in thousands):

	As of September 30, 2019		As of December 31, 2018
	Less than or equal to $250	Greater than $250	Less than or equal to $250	Greater than $250
Three months or less	$27,238	$14,641	$32,089	$10,933
Greater than three months through six months	22,148	9,542	15,821	14,020
Greater than six months through twelve months	43,267	21,212	52,153	15,119
Greater than twelve months	65,636	34,771	40,981	14,448

Total	$158,289	$80,166	$141,044	$54,520

Borrowings

Borrowings consist of overnight and long term FHLB advances and overnight borrowings from other banks. FABK is a member of the FHLB and uses FHLB advances as an alternative source of funds and to manage interest rate risk. Outstanding advances are secured by eligible investment securities and qualifying commercial mortgage loans and residential mortgage loans.

Total borrowings were $34.4 million as of September 30, 2019, compared to $57.6 million as of December 31, 2018 and $52.1 million as of December 31, 2017. As of September 30, 2019, total borrowings represented 4.7% of total assets compared to 8.7% and 9.1% at December 31, 2018 and 2017, respectively.

The FHLB advance position as of September 30, 2019, consisted of $34.4 million in outstanding advances, at a weighted average interest rate of 2.13%. As of December 31, 2018 and 2017, FABK had $57.6 million and $77.8 million, respectively, of outstanding advances at a weighted average interest rate of 2.06% and 1.33%, respectively. There were no overnight borrowings as of September 30, 2019 as deposit growth enabled the bank to reduce those borrowings.

The following schedule provides information related to FABK’s FHLB advances as of and for the nine months ended September 30, 2019 and as of and for the year ended December 31, 2018 (dollars in thousands):

	As of and For the Nine Months Ended September 30, 2019		As of and For the Year Ended December 31, 2018
	Balance	Rate	Balance	Rate
Short-term
End of period	$—	0.00%	$12,500	2.55%
Average	4,412	2.59%	13,208	2.14%
Highest month	17,000	2.47%	32,000	2.34%

Long-term
End of period	$34,373	2.13%	$45,132	1.95%
Average	39,107	2.08%	43,454	2.03%
Highest month	45,048	2.08%	45,965	1.92%

Total
End of period	$34,373	2.13%	$57,632	2.18%
Average	43,519	2.13%	56,662	2.06%
Highest month	62,048	2.17%	77,216	2.16%

Within approved policy guidelines, FABK may continue to use borrowings as a funding source to achieve business and asset and liability objectives.

Liquidity

Liquidity is a measure of a bank’s ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a prompt cost-effective manner. FABK’s principal sources of funds include new deposit accounts, deposit growth, scheduled amortization and prepayments of loan principal, principal cash flows from mortgage-backed securities, and funds provided by operations. While scheduled loan payments and principal cash flows from mortgage-backed securities are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

As of September 30, 2019, the amount of liquid assets remained at a level management deemed adequate to ensure that, on a short- and long-term basis, contractual liabilities, depositors’ withdrawal requirements, and other operational and customer credit needs could be satisfied. As of September 30, 2019, liquid assets (cash and cash equivalents and the current investment portfolio at market value) were $76.2 million, which represented 10.4% of total assets, compared to $52.1 million as of December 31, 2018, which represented 7.8% of total assets on such date and compared to $35.6 million as of December 31, 2017, which represented 6.2% of total assets on such date.

Cash and cash equivalents increased by $21.6 million from $11.6 million as of December 31, 2018, to $33.2 million as of September 30, 2019. The increase was primarily a net increase in deposits held at other banks and increased customer deposits in excess of loan demand.

Cash and cash equivalents increased by $2.2 million from $9.4 million as of December 31, 2017, to $11.6 million as of December 31, 2018. The increase was primarily due to a net increase in deposits, net income adjusted for non-cash items, principal collected on mortgage-backed AFS investment securities, and net proceeds from exercises of vested stock options, offset in part by a net increase in loans.

FABK is a member of the FHLB and, based on available qualified collateral as of September 30, 2019, had the ability to borrow up to $124.1 million. In addition, at September 30, 2019, FABK had in place borrowing capacity of $206.9 million through correspondent banks. As of September 30, 2019, FABK had aggregate available and unused credit of approximately $271.6 million, which represents the aforementioned FHLB facilities net of $60.6 million in outstanding borrowings and letters of credit. As of September 30, 2019, outstanding commitments for FABK to extend credit totaled $97.0 million.

Off-Balance Sheet Arrangements

FABK is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of FABK’s customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. FABK’s exposure to credit loss in the event of non-performance by the counter party to these instruments is represented by the contractual amount of those instruments. FABK uses the same credit analysis in making commitments and conditional obligations as for on-balance sheet instruments. Commitments under performance standby letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Further discussion of these contractual obligations and commitments are included in Notes 5, 7, 8, and 9 of the Consolidated Financial Statements located beginning on page [•] of this joint proxy statement/prospectus.

Commitments

As of September 30, 2019 and December 31, 2018, the following financial instruments were outstanding as follows (in thousands):

	As of September 30, 2019	As of December 31, 2018
Commitments to grant loans	$42,920	$26,106
Unfunded commitments	94,752	87,447
Letters of credit	2,233	3,312

Total commitments	$139,905	$116,865

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if FABK deems it necessary, is based on FABK’s management credit evaluation of the customer. Letters of credit are written conditional commitments FABK issues to guarantee the performance of a customer to a third party. The credit and market risk involved in issuing letters of credit is generally the same as that involved in extending other loan commitments. The fair value of guarantees under letters of credit is not material.

Asset and Liability Management

Asset and liability management involves the evaluation, monitoring, and managing of market risk, interest rate risk, liquidity risk and the appropriate use of capital, while maximizing profitability. FABK’s Asset and Liability Management Committee (“ALCO”) provides oversight to the asset and liability management process. ALCO recommends policy guidelines regarding exposure to interest rates, and liquidity and capital limits for approval by the FABK board of directors.

The primary goals of FABK’s interest rate risk management process are to control exposure to interest rate risk inherent in FABK’s balance sheet, determine the appropriate risk level given strategic objectives, and manage the risk consistent with limits and guidelines approved by the ALCO and the FABK board of directors. On a quarterly basis, a detailed review of FABK’s interest rate risk position is provided to the ALCO and the FABK board of directors.

FABK manages and controls interest rate risk by identifying and quantifying interest rate risk exposures through the use of net interest income simulation and economic value at risk models. Various assumptions are used to produce this analysis, including, but not limited to, the level of new and existing business, loan and investment prepayment speeds, deposit flows, interest rate curves, and competitive pricing.

Interest Rate Sensitivity Analysis

The principal objective of FABK’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts; determine the level of risk appropriate given FABK’s business focus, operating environment, and capital and liquidity requirements; establish prudent asset concentration guidelines; and manage the risk consistent with board approved guidelines. FABK seeks to reduce the vulnerability of operations to changes in interest rates, with actions in this regard taken under the guidance of FABK’s ALCO. The ALCO regularly reviews liquidity, cash flow needs, maturities of investments, deposits and borrowings, current market conditions, and interest rates.

FABK currently utilizes net interest income simulation and economic value of equity models to measure the potential impact of future changes in interest rates. As of September 30, 2019, December 31, 2018, and December 31, 2017, the results of the models were within guidelines prescribed by FABK’s board of directors with the exception of exposure to loss of economic value of equity (“EVE”) at risk in an instantaneous change in interest rates in a +300 or +400 basis point shock as of September 30, 2019, and the liquidity ratio as of December 31, 2017. If model results were to fall outside prescribed ranges, action, including additional monitoring and reporting to the FABK board of directors, would be required by the ALCO and FABK’s management. Management and the board of directors have acknowledged the EVE at risk exception and accepted that risk in light of the current falling rate environment.

The net interest income simulation model attempts to measure the change in net interest income over the next one-, two-, and three-year periods on a cumulative basis, assuming certain changes in the general level of interest rates.

Capital

The maintenance of a solid capital foundation continues to be a primary goal for FABK. Accordingly, capital plans and dividend policies are monitored on an ongoing basis. The most important objective of the capital planning process is to balance effectively the retention of capital to support future growth and the goal of providing stockholders with an attractive long-term return on their investment.

The following schedules present FABK’s actual capital amounts and ratios, the minimum capital amounts and ratios for capital adequacy purposes, and the capital amounts and ratios to be well capitalized under Prompt Corrective Action provisions (dollars in thousands):

	As of September 30, 2019
	Actual		Minimum for Capital Adequacy Purposes(1)		To Be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital ratio (to risk-weighted assets)	$75,868	12.09%	$28,233	4.50%	$40,781	6.50%
Total capital ratio (to risk-weighted assets)	81,288	12.96%	50,192	8.00%	62,740	10.00%
Tier 1 capital ratio (to risk-weighted assets)	75,868	12.09%	37,644	6.00%	50,192	8.00%
Tier 1 leverage ratio (to average assets)	75,868	10.79%	28,136	4.00%	35,170	5.00%
	As of December 31, 2018
	Actual		Minimum for Capital Adequacy Purposes(1)		To Be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital ratio (to risk-weighted assets)	$72,269	11.43%	$28,453	4.50%	$41,098	6.50%
Total capital ratio (to risk-weighted assets)	77,601	12.27%	50,582	8.00%	63,228	10.00%
Tier 1 capital ratio (to risk-weighted assets)	72,269	11.43%	37,937	6.00%	50,582	8.00%
Tier 1 leverage ratio (to average assets)	72,269	11.05%	26,171	4.00%	32,713	5.00%
(1)	Was fully phased in on January 1, 2019, the Basel III capital rules includes a capital conservation buffer of 2.5% that is added on top of each of the minimum risk-based capital ratios noted above. Implementation began on January 1, 2016 at the 0.625% level and increased each subsequent January 1, until it reached 2.5% on January 1, 2019.
(2)	Based on Bank capital and risk-weighted assets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Reliant’s amended and restated charter contains a provision stating that Reliant shall indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the Tennessee Business Corporation Act, and may purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, and employees, in each case to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations, including, but not limited to, applicable FDIC regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time.

Under Reliant’s third amended and restated bylaws, each person who was or is made a party to, or is threatened to be made a party to or is otherwise involved in, any proceeding, by reason of the fact that he or she is or was a director or officer of Reliant or is or was serving at the request of Reliant as a director, officer, or employee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, provided that the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee within the scope of such indemnitee’ s duties and authority, shall be indemnified and held harmless by Reliant to the fullest extent authorized by the Tennessee Business Corporation Act, as the same now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Reliant to provide broader indemnification rights than such law permitted Reliant prior to such amendment), and applicable federal laws and regulations (including without limitation applicable FDIC regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time), against all expense, liability, and loss (including without limitation attorneys’ fees, judgments, fines, excise taxes, penalties, and amounts paid into settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, or employee and shall inure to the benefit of the indemnitee’ s heirs, executors, and administrators.

Notwithstanding the foregoing, Reliant shall indemnify an indemnitee with respect to a proceeding initiated or instituted by the indemnitee only if such proceeding (or part thereof) was authorized by the board of directors.

The right to indemnification conferred by Reliant is a contract right and shall include the right to be paid by Reliant the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that any such advancement of expenses for expenses incurred by an indemnitee in his or her capacity as a director, officer, or employee (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation service to any employee benefit plan) shall be made only upon delivery to Reliant of an undertaking by and on behalf of such indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such indemnitee is not entitled to be indemnified for such expenses.

Moreover, the foregoing right of indemnification shall not be exclusive of other rights to which such person, his heirs, executors, administrators, successors or assigns may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Reliant pursuant to its bylaws, or otherwise, Reliant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Reliant carries standard directors’ and officers’ liability insurance covering its directors and officers.

Item 21.	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated October 22, 2019, by and among Reliant Bancorp, Inc., PG Merger Sub, Inc., and First Advantage Bancorp (attached as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement)†

3.1
Amended and Restated Charter of Reliant Bancorp, Inc. (Restated for SEC filing purposes) (incorporated by reference to Exhibit 3.1 of Reliant Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2018)

3.2
Third Amended and Restated Bylaws of Reliant Bancorp, Inc., effective June 15, 2018 (incorporated by reference to Exhibit 3.1 of Reliant Bancorp, Inc.’s Current Report on Form 8-K filed on June 21, 2018)

5.1	Opinion of Butler Snow LLP regarding the legality of the securities being registered*

8.1	Opinion of Butler Snow LLP regarding certain tax matters**

8.2	Opinion of Kilpatrick Townsend & Stockton LLP regarding certain tax matters**

21.1	Subsidiaries of Reliant Bancorp, Inc.*

23.1	Consent of Maggart & Associates, P.C., independent registered public accounting firm to Reliant Bancorp, Inc.*

23.2	Consent of HORNE LLP, independent auditor of First Advantage Bancorp*

23.3	Consent of Butler Snow LLP (included in Exhibit 5.1)*

23.4	Consent of Butler Snow LLP (included in Exhibit 8.1)**

23.5	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)**

24.1	Power of Attorney (included on the signature page to this Registration Statement on Form S-4)

99.1	Consent of Piper Jaffray & Co.*

99.2	Consent of Raymond James & Associates, Inc.*

99.3	Consent of William Lawson Mabry*

99.4	Consent of Raymond Michael E. Wallace*

99.5	Form of proxy card for special meeting of shareholders of Reliant Bancorp, Inc.**

99.6	Form of proxy card for special meeting of shareholders of First Advantage Bancorp**
†	Schedules and other similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrants hereby undertake to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the SEC.
*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(d)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(e)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(f)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(g)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on December 19, 2019.

RELIANT BANCORP, INC.

By:	/s/ DeVan Ard, Jr.
DeVan Ard, Jr., President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints DeVan Ard, Jr. and J. Daniel Dellinger, and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement on Form S-4, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ DeVan Ard, Jr.	Chairman, Chief Executive Officer, and President (Principal Executive Officer)	December 19, 2019
DeVan Ard, Jr.

/s/ J. Daniel Dellinger	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	December 19, 2019
J. Daniel Dellinger

/s/ Homayoun Aminmadani	Director	December 19, 2019
Homayoun Aminmadani

/s/ Charles Trimble Beasley	Director	December 19, 2019
Charles Trimble Beasley

/s/ Robert E. Daniel	Director	December 19, 2019
Robert E. Daniel

/s/ William R. DeBerry	Director	December 19, 2019
William R. DeBerry

/s/ Sharon H. Edwards	Director	December 19, 2019
Sharon H. Edwards

/s/ Darrell S. Freeman, Sr.	Director	December 19, 2019
Darrell S. Freeman, Sr.

Signature	Title	Date

/s/ James Gilbert Hodges	Director	December 19, 2019
James Gilbert Hodges

/s/ Louis E. Holloway	Director	December 19, 2019
Louis E. Holloway

/s/ Connie S. McGee	Director	December 19, 2019
Connie S. McGee

/s/ Linda E. Rebrovick	Director	December 19, 2019
Linda E. Rebrovick

/s/ Ruskin E. Vest	Director	December 19, 2019
Ruskin E. Vest